________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: May 9, 2001

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Following is a Portable Document Format (PDF) version of our previously filed Annual Report on Form 20-F. This document is being furnished in PDF so that its appearance conforms closely to the printed documents as distributed to shareholders and others. We have not updated the Annual Report, and the information in the 20-F continues to reflect information as of its original filing date, March 15, 2001.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to              .

Commission file number: 1-15026

UBS AG

(Exact Name of Registrant as Specified in Its Charter)

Switzerland

(Jurisdiction of Incorporation or Organization)

Bahnhofstrasse 45, Zurich, Switzerland, and Aeschenvorstadt 1, Basel, Switzerland

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary Shares (par value of CHF 10 each)	New York Stock Exchange
$75,000,000 18.5% GOALs due May 28, 2002	American Stock Exchange
$50,000,000 18.25% GOALs due June 27, 2002	American Stock Exchange
$60,000,000 19.5% GOALs due July 23, 2002	American Stock Exchange
$45,000,000 18.25% GOALs due July 31, 2002	American Stock Exchange
$30,000,000 14.125% GOALs due August 15, 2002	American Stock Exchange
$51,000,000 26% GOALs due September 12, 2002	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

8.622% Noncumulative Trust Preferred Securities
8.622% Noncumulative Company Preferred Securities
Subordinated Guarantee of UBS AG with respect to Company Preferred Securities
Guarantees with respect to certain securities of UBS Americas Inc.,
PWG Capital Trust I and PWG Capital Trust II.

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 December 2000:

     Ordinary shares, par value CHF 10 per share: 444,379,729 ordinary shares (including 18,421,783 treasury shares)

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes    No

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    Item 18

Cautionary Statement Regarding Forward-Looking Statements

This annual report contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. The words “anticipate”, “believe”, “expect”, “estimate”, “intend”, “plan”, “should”, “could”, “may” and other similar expressions are used in connection with forward-looking statements. In this annual report, forward-looking statements may, without limitation, relate to:

•	The implementation of strategic initiatives, such as the implementation of the European wealth management strategy and a new business model for the UBS Capital business unit

•	The development of revenues overall and within specific business areas

•	The development of operating expenses

•	The anticipated level of capital expenditures and associated depreciation expense

•	The expected impact of the risks that affect UBS’s business, including the risk of loss resulting from the default of an obligor or counterparty

•	Expected credit losses based upon UBS’s credit review

•	Other statements relating to UBS’s future business development and economic performance

There can be no assurance that forward-looking statements will approximate actual experience. Several important factors exist that could cause UBS’s actual results to differ materially from expected results as described in the forward-looking statements. Such factors include:

•	General economic conditions, including prevailing interest rates and performance of financial markets, which may affect demand for products and services and the value of our assets

•	Changes in UBS’s expenses associated with acquisitions and dispositions

•	UBS’s and PaineWebber’s ability to achieve anticipated cost savings and efficiencies from their merger, to fully integrate their sales and distribution channels in a timely manner and to retain their key employees

•	General competitive factors, locally, nationally, regionally and globally

•	Industry consolidation and competition

•	Changes affecting the banking industry generally and UBS’s banking operations specifically, including asset quality

•	Developments in technology

•	Credit ratings and the financial position of obligors and counterparties

•	UBS’s ability to control risk in its businesses

•	Changes in federal tax laws, which could adversely affect the tax advantages of certain of UBS’s products and subject it to increased taxation

•	Changes in currency exchange rates, including the exchange rate for the Swiss franc into U.S. dollars

UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Part I

Item 1.  Identity of Directors, Senior Management and Advisors.

Not required because this Form 20-F is filed as an annual report.

Item 2.  Offer Statistics and Expected Timetable.

Not required because this Form 20-F is filed as an annual report.

Item 3.  Key Information.

A—Selected Financial Data.

UBS’s financial statements have been prepared in accordance with International Accounting Standards (“IAS”) and are denominated in Swiss francs, or “CHF”, the legal tender of Switzerland. Certain financial information has also been presented in accordance with U.S. GAAP.

The tables below set forth, for the periods and dates indicated, information concerning the noon buying rate for the Swiss franc, expressed in United States dollars or “USD”, per one Swiss franc. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

	High	Low	Average Rate(1)	At Period End
Year Ended 31 December			(USD per 1 CHF)

1996	0.8641	0.7399	0.8090	0.7468

1997	0.7446	0.6510	0.6890	0.6845

1998	0.7731	0.6485	0.6894	0.7281

1999	0.7361	0.6244	0.6605	0.6277

2000	0.6441	0.5479	0.5912	0.6172

Month	High	Low

September 2000	0.5804	0.5596

October 2000	0.5773	0.5479

November 2000	0.5759	0.5529

December 2000	0.6172	0.5785

January 2001	0.6240	0.6031

February 2001	0.6124	0.5910

(1)	The average of the noon buying rates on the last business day of each full month during the relevant period.

CHF million, except where indicated
For the year ended		31.12.00		31.12.99(1)	31.12.98(1)	31.12.97

Income statement data

Interest income		51 745		35 604	37 442	23 669

Interest expense		43 615		29 695	32 424	16 733

Net interest income		8 130		5 909	5 018	6 936

Credit loss recovery/(expense)		130		(956)	(951)	(1 278)

Net interest income after credit loss recovery/(expense)		8 260		4 953	4 067	5 658

Net fee and commission income		16 703		12 607	12 626	12 234

Net trading income		9 953		7 719	3 313	5 491

Other income		1 486		3 146	2 241	1 497

Operating income		36 402		28 425	22 247	24 880

Operating expenses		26 203		20 532	18 376	18 636

Operating profit before tax		10 199		7 893	3 871	6 244

Restructuring costs		0		0	0	7 000

Tax expense/(benefit)		2 320		1 686	904	(105)

Minority interests		(87)		(54)	5	(16)

Net profit		7 792		6 153	2 972	(667)

Cost/income ratio (%)	(2)	72.2		69.9	79.2	71.2

Cost/income ratio before goodwill amortization (%)	(2,3)	70.4		68.7	77.7	70.7

Per share data (CHF)

Basic earnings per share	(4,7)	19.33		15.20	7.33	(1.59)

Basic earnings per share before goodwill	(3,4,7)	20.99		16.04	8.18

Diluted earnings per share	(4,7)	19.04		15.07	7.20	(1.59)

Diluted earnings per share before goodwill	(3,4,7)	20.67		15.90	8.03

Cash dividends declared per share (CHF)		4.50	(9)	5.50	5.00

Cash dividends declared per share (USD)	(8)	2.57		3.31	3.31

Dividend payout ratio (%)		23.28		36.18	68.21

Rates of return (%)

Return on shareholders’ equity	(5)	21.5		22.4	10.7

Return on shareholders’ equity before goodwill	(3,5)	23.4		23.6	12.0

Return on average equity		22.0		18.6	9.0	(2.0)

Return on average assets		0.70		0.65	0.28	(0.07)

CHF million, except where indicated
As of		31.12.00	31.12.99(1)	31.12.98(1)	31.12.97

Balance sheet data

Total assets		1 087 552	896 556	861 282	1 086 414

Shareholders’ equity		44 833	30 608	28 794	30 927

Market capitalization		112 666	92 642	90 720

Average equity to average assets (%)		3.17	3.52	3.06	3.40

Weighted average shares outstanding	(7)

Registered ordinary shares		433 486 003	430 497 026	429 710 128	426 994 240

Own shares to be delivered		2 058 212

Treasury shares		(32 514 906)	(25 754 544)	(24 487 833)	(7 724 236)

Weighted average shares for basic earnings per share		403 029 309	404 742 482	405 222 295	419 270 004

BIS capital ratios

Tier 1 (%)		11.7	10.6	9.3	8.3

Total BIS (%)		15.7	14.5	13.2	12.6

Risk-weighted assets		273 290	273 107	303 719	345 904

Total assets under management (CHF billion)		2 469	1 744	1 573

Headcount (full time equivalents)	(6)	71 076	49 058	48 011

Long-term ratings	(10)

Fitch, London		AAA	AAA	AAA

Moody’s, New York		Aa1	Aa1	Aa1

Standard & Poor’s, New York		AA+	AA+	AA+

Earnings adjusted for significant financial events(11)

CHF million, except where indicated
For the year ended		31.12.00	31.12.99

Operating income		36 402	26 587

Operating expenses		25 763	20 534

Operating profit before tax		10 639	6 053

Net profit		8 132	4 665

Cost/income ratio before goodwill (%)	(2,3)	69.2	73.3

Basic earnings per share before goodwill (CHF)	(3,4,7)	21.83	12.37

Diluted earnings per share before goodwill (CHF)	(3,4,7)	21.50	12.26

Return on shareholders’ equity before goodwill (%)	(3,5)	24.3	18.2

(1)	The 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1 to the Financial Statements).

(2)	Operating expenses/ operating income before credit loss expense.

(3)	The amortization of goodwill and other intangible assets is excluded from the calculation.

(4)	For EPS calculation, see Note 10 to the Financial Statements.

(5)	Net profit/average shareholders’ equity excluding dividends.

(6)	The Group headcount does not include the Klinik Hirslanden AG headcount.

(7)	The 1999, 1998 and 1997 share figures are restated for the two-for-one share split, effective 8 May 2000.

(8)	Dividends are normally declared and paid in the year subsequent to the reporting period. In 2000, as part of the arrangements for the merger with PaineWebber, a dividend was paid on 5 October 2000 in respect of the nine months ended 30 September 2000. Prior to the merger between Union Bank of Switzerland and Swiss Bank Corporation, each paid dividends in accordance with their own dividend policies. Union Bank of Switzerland’s dividends for 1997 were CHF 50.00 (USD 33.65) for its bearer shares and CHF 10.00 (USD 6.73) for its registered shares. Swiss Bank Corporation paid a dividend of CHF 12.00 (USD 8.01) in 1997. Dividend payments are reflected at actual historical amounts and have been translated to US dollars at an exchange rate equal to the noon buying rate in New York City on the date of payment.

(9)	Excludes a proposed distribution of CHF 1.60 per share (USD 0.976 per share at year end 2000 spot rate) in the form of a par value reduction.

(10)	See Item 5B on page 24 of this Form 20-F for information about the nature of these ratings.

(11)	Please see pages 4 to 5 of the attached Financial Report 2000 for a definition of significant financial events. UBS introduced the concept of significant financial events for the first time in its 1999 reporting and did not define significant financial events until 1999. Adjusted figures are therefore not shown for 1998 or 1997.

Balance Sheet Data

CHF million
As of	31.12.00	31.12.99(1)	31.12.98(1)	31.12.97

Assets

Total assets	1 087 552	896 556	861 282	1 086 414

Due from banks	29 147	29 907	68 495	66 582

Cash collateral on securities borrowed	177 857	113 162	91 695	82 656

Reverse repurchase agreements	193 801	132 391	141 285	216 355

Trading portfolio assets	253 296	211 932	159 179	210 738

Positive replacement values	57 875	62 957	90 511	149 538

Loans, net of allowances for credit losses	244 842	234 858	247 926	270 917

Liabilities

Due to banks	82 240	76 365	85 716	159 634

Cash collateral on securities lent	23 418	12 832	19 171	14 140

Repurchase agreements	295 513	196 914	137 617	191 793

Trading portfolio liabilities	82 632	54 638	47 033	68 215

Negative replacement values	75 923	95 786	125 847	170 162

Due to customers	310 679	279 960	274 850	302 516

Long-term debt	54 855	56 332	50 783	54 284

Shareholders’ equity	44 833	30 608	28 794	30 927

(1)	The 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1 to the Financial Statements).

U.S. GAAP Income Statement Data

CHF million
For the year ended	31.12.00	31.12.99(1)	31.12.98(1)

Operating income

Interest income	51 565	35 404	29 136

Interest expense	(43 584)	(29 660)	(25 773)

Net interest income	7 981	5 744	3 363

Credit loss recovery/(expense)	130	(956)	(787)

Net interest income after credit loss recovery/(expense)	8 111	4 788	2 576

Net fee and commission income	16 703	12 607	8 925

Net trading income	8 597	7 174	455

Net gains from disposal of associates and subsidiaries	83	1 821	84

Other income	1 431	1 361	641

Total operating income	34 925	27 751	12 681

Operating expenses

Personnel	17 262	12 483	7 938

General and administrative	6 813	6 664	6 259

Depreciation and amortization	3 952	3 454	2 403

Restructuring costs	191	750	1 089

Total operating expenses	28 218	23 351	17 689

Operating profit/(loss) before tax and minority interests	6 707	4 400	(5 008)

Tax expense/(benefit)	2 183	1 509	(1 339)

Net profit/(loss) before minority interests	4 524	2 891	(3 669)

Minority interests	(87)	(54)	4

Net profit/(loss)	4 437	2 837	(3 665)

(1)	The 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Notes 1 and 41 to the Financial Statements).

U.S. GAAP Balance Sheet Data

CHF million
As of		31.12.00	31.12.99(1)	31.12.98(1)

Assets:

Total assets		1 124 554	893 525	899 589

Due from banks		29 182	29 954	68 554

Cash collateral on securities borrowed		177 857	113 162	91 695

Reverse repurchase agreements		193 801	132 391	141 285

Trading portfolio assets		197 048	184 085	161 440

Trading portfolio assets, pledged	(2)	59 448

Positive replacement values	(3)	57 775	62 294	90 520

Loans, net of allowance for credit losses		245 214	235 401	248 657

Intangible assets and goodwill		35 726	21 428	21 707

Other assets		26 971	18 717	29 398

Liabilities

Due to banks		82 240	76 363	85 716

Cash collateral on securities lent		23 418	12 832	19 127

Repurchase agreements		295 513	173 840	136 824

Trading portfolio liabilities		87 832	52 658	47 772

Negative replacement values	(3)	75 423	95 004	125 857

Due to customers		310 686	279 971	274 861

Accrued expenses and deferred income		21 038	12 040	11 232

Long-term debt		54 970	56 049	50 445

Shareholders’ equity		62 960	51 833	54 761

(1)	The 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Notes 1 and 41 to the Financial Statements).

(2)	Adjusted for the adoption of FAS 140 required disclosures as of 31 December 2000.

(3)	Positive and negative replacement values represent the fair value of derivative contracts.

Ratio of Earnings to Fixed Charges

The following table sets forth UBS AG’s ratio of earnings to fixed charges, for the periods indicated. Ratios of earnings to combined fixed charges and preferred stock dividends requirements are not presented as there were no preferred share dividends in any of the periods indicated.

For the year ended	31.12.00	31.12.99	31.12.98	31.12.97

IAS(1),(2)	1.23	1.25	1.11	0.95

U.S. GAAP(1),(3)	1.15	1.14	0.80

1.	The ratio is provided using both IAS and U.S. GAAP values, as the ratio is materially different between the two accounting standards. No U.S. GAAP information is provided for 31 December 1997 as a U.S. GAAP reconciliation was not required for that period.

2.	The deficiency in the coverage of fixed charges by earnings before fixed charges at 31 December 1997 was CHF 851 million.

3.	The deficiency in the coverage of fixed charges by earnings before fixed charges at 31 December 1998 was CHF 5,319 million.

B—Capitalization and Indebtedness.

Not required because this Form 20-F is filed as an annual report.

C—Reasons for the Offer and Use of Proceeds.

Not required because this Form 20-F is filed as an annual report.

D—Risk Factors.

Please see pages 5 to 6 of the attached Financial Report 2000.

Item 4.  Information on the Company.

A—History and Development of the Company.

1.  The legal name of the company is UBS AG.

2.  On 29 June 1998, Union Bank of Switzerland (founded 1860) and Swiss Bank Corporation (founded 1854) merged to form UBS.

3.  UBS AG is incorporated and domiciled in Switzerland and operates under Swiss Company Law and Swiss Federal Banking Law as an Aktiengesellschaft, which means that it is a corporation that has issued shares of common stock to investors. The address and telephone number of our principal places of business are Bahnhofstrasse 45, Zurich, Switzerland, telephone 011 41-1-234 11 11; and Aeschenvorstadt 1, Basel, Switzerland, telephone 011 41-61-288 20 20.

4.  Please see page 10 of the attached UBS Handbook 2000-2001.

5., 6.  Please see pages 9 to 54 of the attached Financial Report 2000.

7.  Not applicable.

B—Business Overview.

1.-3., 5., 7.  Please see pages 5 to 36 of the attached UBS Handbook 2000-2001.

4., 6.  Not applicable.

8.  Please see pages 86 to 90 of the attached UBS Handbook 2000-2001.

C—Organizational Structure.

Please see Note 38 to the UBS Group Financial Statements on pages 123 to 126 of the attached Financial Report 2000.

D—Property, Plant and Equipment.

At 31 December 2000, UBS operated about 1,560 offices and branches worldwide, of which about 57% were in Switzerland, 7% in the rest of Europe, 34% in the Americas and 2% in Asia.

43% of the offices and branches in Switzerland were owned directly by UBS with the remainder, along with most of UBS’s offices outside Switzerland, being held under commercial leases.

These premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for our current and anticipated operations.

Information Required by Industry Guide 3

Selected Statistical Information

The tables below set forth selected statistical information extracted from the financial statements regarding the Group’s banking operations. Unless otherwise indicated, average balances for the year ended 31 December 2000 and 1999 are calculated from monthly data, and averages for the year ended 31 December 1998 are calculated from quarterly data. Certain prior year balances and figures have been reclassified to conform to current year presentation. The distinction between domestic and foreign generally is based on the domicile of the booking location. For loans, this method is not significantly different from an analysis based on domicile of the borrower. Disclosures for the year ended 31 December 1996, where applicable, are presented for Union Bank of Switzerland and Swiss Bank Corporation individually. Combined data is not presented for this period because differences between accounting policies of the predecessor banks were significant or could not be quantified, or because significant inter-company balances could not be identified and eliminated. For purposes of this selected statistical information, “UBS” refers to Union Bank of Switzerland and “SBC” refers to Swiss Bank Corporation.

  Average Balances and Interest Rates

The following table sets forth average interest-earning assets and average interest-bearing liabilities, along with the average rates, for the years ended 31 December 2000, 1999 and 1998.

	31.12.00			31.12.99			31.12.98

	Average		Average	Average		Average	Average
CHF million, except where indicated	Balance	Interest	Rate (%)	Balance	Interest	Rate (%)	Balance

Assets
Money market paper

Domestic	1,175	46	3.9	2,798	27	1.0	4,002

Foreign	63,752	2,924	4.6	48,179	1,144	2.4	20,679
Due from banks

Domestic	13,366	1,273	9.5	19,451	1,757	9.0	22,703

Foreign	16,994	2,280	13.4	28,999	2,739	9.4	43,705
Securities borrowed and reverse repurchase agreements

Domestic	8,383	558	6.7	3,265	117	3.6	7,751

Foreign	348,395	18,530	5.3	223,962	11,305	5.0	275,549
Trading portfolio

Domestic	20,407	243	1.2	36,269	72	0.2	78,211

Foreign	208,076	8,829	4.2	124,564	4,439	3.6	119,629
Loans

Domestic	181,646	10,985	6.0	200,111	8,750	4.4	207,937

Foreign	67,528	3,813	5.6	58,634	3,485	5.9	72,445
Financial Investments

Domestic	2,658	60	2.3	2,066	74	3.6	2,363

Foreign	7,306	142	1.9	3,737	86	2.3	7,070

Net interest on swaps		2,062			1,609

Total interest-earning assets	939,686	51,745	5.5	752,035	35,604	4.7	862,044

Non-interest-earning assets

Positive replacement values	135,762			146,036			164,708

Fixed assets	9,660			8,824			11,316

Other	32,925			34,957			35,050

Total average assets	1,118,033			941,852			1,073,118

[Additional columns below]

[Continued from above table, first column(s) repeated]

	31.12.98

		Average
CHF million, except where indicated	Interest	Rate (%)

Assets
Money market paper

Domestic	70	1.7

Foreign	741	3.6
Due from banks

Domestic	1,600	7.0

Foreign	4,724	10.8
Securities borrowed and reverse repurchase agreements

Domestic	89	1.1

Foreign	10,291	3.7
Trading portfolio

Domestic	78	0.1

Foreign	3,823	3.2
Loans

Domestic	8,839	4.3

Foreign	5,440	7.5
Financial Investments

Domestic	104	4.4

Foreign	268	3.8

Net interest on swaps	1,375

Total interest-earning assets	37,442	4.3

Non-interest-earning assets

Positive replacement values

Fixed assets

Other

Total average assets

	31.12.00			31.12.99			31.12.98

	Average		Average	Average		Average	Average
CHF million, except where indicated	Balance	Interest	Rate (%)	Balance	Interest	Rate (%)	Balance

Liabilities and equity
Money market paper issued

Domestic	79	0	0	146	1	0.7	255

Foreign	78,075	4,338	5.6	57,956	2,246	3.9	51,435
Due to banks

Domestic	31,133	2,397	7.7	37,581	3,254	8.7	69,140

Foreign	57,258	3,758	6.6	41,583	2,261	5.4	51,209
Securities lent and repurchase agreements

Domestic	12,700	478	3.8	12,830	106	0.8	12,261

Foreign	284,220	14,437	5.1	144,837	8,340	5.8	186,819
Trading portfolio

Domestic	1,078	4	0.4

Foreign	66,597	5,305	8.0	48,560	2,070	4.3	65,677
Due to customers

Domestic	143,809	2,202	1.5	155,887	1,931	1.2	161,688

Foreign	143,432	7,303	5.1	122,411	6,399	5.2	132,338
Long-term debt

Domestic	15,490	778	5.0	16,241	951	5.9	21,267

Foreign	38,020	2,615	6.9	37,963	2,136	5.6	31,024

Total interest-bearing liabilities	871,891	43,615	5.0	675,995	29,695	4.4	783,113

Non-interest-bearing liabilities

Negative replacement values	157,668			171,800			187,934

Other	53,049			60,946			69,184

Total liabilities	1,082,608			908,741			1,040,231

Shareholders’ equity	35,425			33,111			32,887

Total average liabilities and shareholders’ equity	1,118,033			941,852			1,073,118

Net interest income		8,130			5,909

Net yield on interest-earning assets			0.9			0.8

[Additional columns below]

[Continued from above table, first column(s) repeated]

	31.12.98

		Average
CHF million, except where indicated	Interest	Rate (%)

Liabilities and equity
Money market paper issued

Domestic	2	0.8

Foreign	2,557	5.0
Due to banks

Domestic	2,422	3.5

Foreign	5,783	11.3
Securities lent and repurchase agreements

Domestic	71	0.6

Foreign	7,472	4.0
Trading portfolio

Domestic

Foreign	1,741	2.7
Due to customers

Domestic	2,613	1.6

Foreign	7,277	5.5
Long-term debt

Domestic	1,138	5.4

Foreign	1,348	4.3

Total interest-bearing liabilities	32,424	4.1

Non-interest-bearing liabilities

Negative replacement values

Other

Total liabilities

Shareholders’ equity

Total average liabilities and shareholders’ equity

Net interest income	5,018

Net yield on interest-earning assets		0.6

All assets and liabilities are translated into Swiss francs at uniform month-end rates. Income and expenses are translated at monthly average rates.

Average rates earned and paid on assets and liabilities can change from period to period based on the changes in interest rates in general, but are also affected by changes in the currency mix included in the assets and liabilities. This is especially true for foreign assets and liabilities. Tax exempt income is not recorded on a tax-equivalent basis. For all three years presented, tax exempt income is considered to be insignificant and therefore the impact from such income is negligible.

  Analysis of Changes in Interest Income and Expense

The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, the changes in interest income and expense due to changes in volume and interest rates for the year ended 31 December 2000 compared to the year ended 31 December 1999, and for the year ended 31 December 1999 compared to the year ended 31 December 1998. Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rate have been allocated proportionally.

	2000 compared to 1999			1999 compared to 1998

	Increase (decrease)			Increase (decrease)
	due to changes in			due to changes in

	Average	Average	Net	Average	Average	Net
CHF million	Volume	Rate	Change	Volume	Rate	Change

Interest income from interest-earning assets:
Money market paper

Domestic	(16)	35	19	(21)	(22)	(43)

Foreign	370	1,410	1,780	985	(582)	403
Due from banks

Domestic	(550)	66	(484)	(229)	386	157

Foreign	(1,134)	675	(459)	(1,590)	(395)	(1,985)
Securities borrowed and reverse repurchase agreements

Domestic	183	258	441	(52)	80	28

Foreign	6,281	944	7,225	(1,926)	2,941	1,015
Trading portfolio

Domestic	(31)	202	171	(42)	36	(6)

Foreign	2,976	1,414	4,390	158	458	616
Loans

Domestic	(807)	3,042	2,235	(333)	244	(89)

Foreign	529	(201)	328	(1,037)	(918)	(1,955)
Financial Investments

Domestic	21	(35)	(14)	(13)	(17)	(30)

Foreign	82	(26)	56	(126)	(57)	(183)

Interest Income

Domestic	(1,200)	3,568	2,368	(690)	707	17

Foreign	9,104	4,216	13,320	(3,536)	1,447	(2,089)

Total interest income from interest- earning assets:	7,904	7,784	15,688	(4,226)	2,154	(2,072)

Net interest on swaps			453			234

Total interest income			16,141			(1,838)

	2000 compared to 1999			1999 compared to 1998

	Increase (decrease)			Increase (decrease)
	due to changes in			due to changes in

	Average	Average	Net	Average	Average	Net
CHF million	Volume	Rate	Change	Volume	Rate	Change

Interest expense on interest-bearing liabilities:
Money market paper issued

Domestic	(1)	0	(1)	(1)	(0)	(1)

Foreign	780	1,312	2,092	324	(635)	(311)
Due to banks

Domestic	(558)	(299)	(857)	(1,106)	1,938	832

Foreign	852	645	1,497	(1,087)	(2,435)	(3,522)
Securities lent and repurchase agreements

Domestic	(1)	373	372	3	32	35

Foreign	8,026	(1,929)	6,097	(1,679)	2,547	868
Trading portfolio

Domestic	4		4

Foreign	769	2,466	3,235	(454)	783	329
Due to customers

Domestic	(150)	421	271	(94)	(588)	(682)

Foreign	1,099	(195)	904	(546)	(332)	(878)
Long-term debt

Domestic	(44)	(129)	(173)	(269)	82	(187)

Foreign	3	476	479	302	486	788

Interest expense

Domestic	(750)	366	(384)	(1,467)	1,464	(3)

Foreign	11,529	2,775	14,304	(3,140)	414	(2,726)

Total interest expense	10,779	3,141	13,920	(4,607)	1,878	(2,729)

12

  Deposits

The following table analyzes average deposits and the average rates on each deposit category listed below at and for the years ended 31 December 2000, 1999 and 1998. The geographic allocation is based on the location of the office or branch where the deposit is made.

	31.12.00		31.12.99		31.12.98

	Average	Average	Average	Average	Average	Average
CHF million, except where indicated	Deposit	Rate (%)	Deposit	Rate (%)	Deposit	Rate (%)

Banks

Domestic offices:

Demand deposits	4,649	1.9	12,736	0.9	11,890	0.6

Time deposits	8,717	8.7	6,715	12.6	10,813	4.1

Total domestic offices	13,366	6.3	19,451	5.0	22,703	2.3

Foreign offices:

Interest-bearing deposits(1)	16,994	6.6	28,999	5.4	43,705	11.3

Total due to banks	30,360	6.5	48,450	5.2	66,408	8.2

Customer accounts

Domestic offices:

Demand deposits	44,403	1.3	49,261	0.6	44,569	0.7

Savings deposits	72,207	1.1	80,543	1.1	82,561	1.6

Time deposits	27,199	3.0	26,083	2.8	34,558	2.9

Total domestic offices	143,809	1.5	155,887	1.2	161,688	1.6

Foreign offices:

Demand deposits	143,432	5.1	122,411	5.2	132,338	5.5

Total due to customers	287,241	3.3	278,298	3.0	294,026	3.4

(1)	Mainly time deposits.

As of 31 December 2000, the maturity of time deposits exceeding CHF 150,000, or an equivalent amount in other currencies, was as follows:

	31.12.00

CHF million	Domestic	Foreign

Within 3 months	33,439	74,277

3 to 12 months	5,371	4,703

1 to 5 years	1,018	6,128

Over 5 years	231	497

Total time deposits	40,059	85,605

13

  Short-term Borrowings

The following table presents period-end, average and maximum month-end outstanding amounts for short-term borrowings, along with the average rate and period-end rates at and for the years ended 31 December 2000, 1999 and 1998.

	Money Market Paper Issued			Due to Banks

CHF million, except where indicated	31.12.00	31.12.99	31.12.98	31.12.00	31.12.99	31.12.98

Period-end balance	74,780	64,655	51,527	51,245	40,580	10,361

Average balance	78,154	58,102	51,690	58,031	30,714	53,941

Maximum month-end balance	89,821	76,368	53,710	73,355	64,562	89,072

Average interest rate during the period (%)	5.6	3.9	5.0	7.0	9.7	5.1

Average interest rate at period-end (%)	6.0	4.6	4.6	4.1	4.8	4.4

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Repurchase Agreements

CHF million, except where indicated	31.12.00	31.12.99	31.12.98

Period-end balance	330,857	217,736	137,617

Average balance	278,601	149,071	177,298

Maximum month-end balance	342,427	217,736	202,062

Average interest rate during the period (%)	4.8	4.8	3.6

Average interest rate at period-end (%)	4.8	3.9	4.9

14

  Loans

Loans are widely dispersed over customer categories both within and outside of Switzerland. With the exceptions of private households (foreign and domestic) and banks and financial institutions outside Switzerland, there is no material concentration of loans. For further discussion of the loan portfolio, see “—Risk Analysis—Credit Risk” in the attached Handbook 2000-2001. The following table illustrates the diversification of the loan portfolio among customer categories at 31 December 2000, 1999, 1998, 1997 and 1996. The industry categories presented are consistent with the classification of loans for reporting to the Swiss Federal Banking Commission and Swiss National Bank.

					31.12.96

CHF million	31.12.00	31.12.99	31.12.98	31.12.97	UBS	SBC

Domestic:

Banks	2,896	5,802	4,543	17,751	15,039	2,532

Construction	4,870	6,577	7,897	9,627	6,022	4,556

Financial institutions	5,725	9,387	10,240	11,371	14,465	6,752

Hotels and restaurants	3,526	4,259	4,129	4,668	4,815	2,200

Manufacturing(1)	9,577	11,377	13,505	16,440	9,650	9,019

Private households	91,667	93,846	97,664	109,044	55,088	59,098

Public authorities	5,658	5,277	5,858	6,354	3,271	4,972

Real estate and rentals	16,673	19,835	21,231	22,915

Retail and wholesale	9,635	10,904	8,912	10,512	7,220	6,602

Services(2)	11,767	14,862	11,582	13,083	7,841	6,383

Other(3)	2,651	1,818	1,662	1,862	1,156	694

Total domestic	164,645	183,944	187,223	223,627	124,567	102,808

Foreign:

Banks	27,168	24,983	65,000	49,559	25,048	70,758

Chemicals	1,423

Construction	773

Electricity, gas and water supply	1,584

Financial institutions	20,348

Manufacturing	4,596

Mining	2,070

Private households	29,470

Public authorities	11,754

Real estate and rentals	5,077

Retail and wholesale	1,862

Services	1,585

Transport, storage and communication	993

Other	11,168	69,087	78,741	80,054	33,412	34,758

Total foreign	119,871	94,070	143,741	129,613	58,460	105,516

Total gross	284,516	278,014	330,964	353,240	183,027	208,324

(1)  Includes chemicals.

(2)	Includes transportation, communication, health and social work, education and other social and personal service activities.

(3)	Includes mining and electricity, gas and water supply.

15

The following table analyzes the Group’s mortgage portfolio by geographic origin of customer and type of mortgage at 31 December 2000, 1999, 1998, 1997 and 1996. Mortgages are included in the aforementioned industry categories.

					31.12.96

CHF million	31.12.00	31.12.99	31.12.98	31.12.97	UBS	SBC

Mortgages:

Domestic	116,348	126,677	138,306	142,919	68,534	70,966

Foreign	4,206	1,310	2,479	3,883	1,657	2,266

Total gross mortgages	120,554	127,987	140,785	146,802	70,191	73,232

Mortgages:

Residential	96,181	91,408	106,093	105,926	48,508	49,794

Commercial	24,373	36,579	34,692	40,876	21,683	23,438

Total gross mortgages	120,554	127,987	140,785	146,802	70,191	73,232

  Loan Maturities

The following table discloses loans by maturities at 31 December 2000. The determination of maturities is based on contract terms. Information on interest rate sensitivities can be found in Note 32 to the Financial Statements.

CHF million	Within 1 Year	1 to 5 Years	Over 5 Years	Total

Domestic:

Banks	2,073	794	29	2,896

Mortgages	68,619	43,664	4,065	116,348

Other loans	33,444	9,461	2,496	45,401

Total domestic	104,136	53,919	6,590	164,645

Foreign:

Banks	26,616	353	199	27,168

Mortgages	3,107	869	230	4,206

Other loans	82,827	4,313	1,357	88,497

Total foreign	112,550	5,535	1,786	119,871

Total gross loans	216,686	59,454	8,376	284,516

  Impaired, Non-performing and Restructured Loans

The Group classifies a loan as impaired when it is determined that there is a high probability that it will suffer a partial or full loss. A provision is then made with respect to the probable loss to be incurred for the loan in question. Within the category are non-performing loans, for which the contractual payments of principal, interest or commission are in arrears for 90 days or more. After the 90-day period, interest income is no longer recognized on the loan and a charge is taken for the unpaid and accrued interest or commission receivable. Unrecognized interest related to non-performing loans amounted to CHF 182 million, CHF 409 million, CHF 423 million and CHF 450 million for the years ended 31 December 2000, 1999, 1998 and 1997, respectively.

16

The table below provides an analysis of the Group’s non-performing and restructured loans. For further discussion of impaired and non-performing loans, see “—Risk Analysis—Credit Risk” in the attached UBS Handbook 2000-2001.

					31.12.96

CHF million	31.12.00	31.12.99	31.12.98	31.12.97	UBS	SBC

Non-performing loans:

Domestic	7,588	11,435	14,023	15,238	7,171	9,587

Foreign	2,864	1,638	2,091	1,426	414	1,446

Total non-performing loans	10,452	13,073	16,114	16,664	7,585	11,033

Foreign restructured loans(1)	179	287	449	638	473	289

(1)	Amounts presented for 2000, 1999 and 1998 include only performing foreign restructured loans. Amounts presented for prior years include both performing and non-performing foreign restructured loans. UBS does not, as a matter of policy, typically restructure loans to accrue interest at rates different from the original contractual terms or reduce the principal amount of loans. Instead, specific loan allowances are established as necessary. Unrecognized interest related to foreign restructured loans was not material to the results of operations during these periods.

In addition to the data above analyzing non-performing loans, the Group had CHF 8,042 million, CHF 9,383 million and CHF 10,333 million in “other impaired loans” for the years ended 31 December 2000, 1999 and 1998, respectively. These are loans that are current, or less than 90 days in arrears, with respect to payment of principal or interest; however, the Group’s credit officers have expressed doubts as to the ability of the borrowers to repay the loans. As of 31 December 2000 specific allowances of CHF 2,835 million have been established against these loans, which are primarily domestic.

  Cross-Border Outstandings

Cross-border outstandings consist of general banking products such as loans and deposits with third parties, credit equivalents of over-the-counter derivatives and repurchase agreements, and the market value of the inventory of securities. The outstandings are monitored and reported on an ongoing basis by the credit risk management and control organization, with a dedicated country risk information system. With the exception of the 27 most developed economies, the exposures are rigorously limited.

Claims that are secured by third party guarantees are recorded against the guarantor’s country of domicile. Outstandings that are secured by collateral are recorded against the country where the asset could be liquidated. This follows the “Guidelines for the Management of Country Risk”, which are applicable to all banks that are supervised by the Swiss Federal Banking Commission.

The following tables list those countries for which the cross-border outstandings exceeded 0.75% of total assets at 31 December 2000, 1999 and 1998. At 31 December 2000, there were no outstandings that exceeded 0.75% of total assets in any country currently facing liquidity problems that the Group expects would materially impact the country’s ability to service its obligations.

For more information on cross-border outstandings, see “—Risk Analysis—Credit Risk” in the attached UBS Handbook 2000-2001.

17

	31 December 2000

	Banking Products
			Traded	Tradeable		% of Total
CHF million, except where indicated	Banks	Non-Banks	Products(1)	Assets(2)	Total	Assets

United States	1,826	958	21,796	64,077	88,657	8.2

Japan	123	895	6,378	58,779	66,175	6.1

United Kingdom	1,795	1,224	9,037	22,440	34,496	3.2

Germany	2,686	3,720	13,198	5,085	24,689	2.3

Italy	1,293	931	3,629	9,700	15,553	1.4

France	1,085	1,900	3,956	5,987	12,928	1.2

Netherlands	910	1,480	6,092	3,803	12,285	1.1

Australia	27	370	3,113	7,508	11,018	1.0

	31 December 1999

	Banking Products
			Traded	Tradeable		% of Total
CHF million, except where indicated	Banks	Non-Banks	Products(1)	Assets(2)	Total	Assets

United States	3,202	2,508	41,970	48,012	95,692	10.7

Japan	1,117	965	7,153	69,194	78,429	8.8

United Kingdom	3,417	3,193	11,273	58,300	76,183	8.5

Germany	4,455	3,174	41,422	8,181	57,232	6.4

Italy	2,462	762	6,803	8,708	18,735	2.1

Netherlands	1,932	1,149	6,648	4,993	14,722	1.6

France	1,200	1,395	7,324	4,379	14,298	1.6

Australia	2,688	409	6,342	3,735	13,174	1.5

Canada	866	492	5,233	807	7,398	0.8

	31 December 1998

	Banking Products
			Traded	Tradeable		% of Total
CHF million, except where indicated	Banks	Non-Banks	Products(1)	Assets(2)	Total	Assets

United States	13,882	2,292	27,922	65,543	109,639	12.7

United Kingdom	4,006	2,583	10,912	32,348	49,849	5.8

Japan	1,633	768	7,879	38,133	48,413	5.6

Germany	7,850	2,500	20,666	15,903	46,919	5.5

France	2,490	1,420	10,037	8,521	22,468	2.6

Italy	2,174	1,201	8,236	9,394	21,005	2.4

Australia	6,749	543	3,097	4,760	15,149	1.8

Netherlands	1,221	1,086	6,134	6,363	14,804	1.7

Sweden	449	812	3,710	8,091	13,062	1.5

Canada	755	549	5,162	3,479	9,945	1.2

Austria	769	82	1,513	5,436	7,800	0.9

Spain	913	350	2,495	3,701	7,459	0.9

Belgium	1,248	162	2,393	3,599	7,402	0.9

Luxembourg	1,212	2,130	1,723	2,195	7,260	0.9

(1)	Traded products consist of derivative instruments and repurchase agreements. In 2000 unsecured OTC derivatives exposure is reported based on the Potential Credit Exposure measurement methodology and is therefore not directly comparable to the exposure in the prior years, which were measured based on Gross Replacement Values plus Add-On.

(2)	Tradeable assets consist of equity and fixed income financial instruments held for trading purposes, which are marked to market on a daily basis.

18

  Summary of Movements in Allowances and Provisions for Credit Losses

The following table provides an analysis of movements in allowances and provisions for credit losses.

As a result of the Swiss bankruptcy laws, banks will write off loans against allowances only upon final settlement of bankruptcy proceedings, the sale of the underlying asset and/or in case of the forgiveness of debt. Under Swiss law, a creditor can continue to collect from a debtor who has emerged from bankruptcy, unless the debt has been forgiven through a formal agreement.

					31.12.96

CHF million	31.12.00	31.12.99	31.12.98	31.12.97	UBS	SBC

Balance at beginning of year	13,398	14,978	16,213	18,135	6,413	6,700

Write-offs:

Domestic:

Banks		(4)	(2)	(5)

Construction	(261)	(296)	(228)	(408)	(103)	(140)

Financial institutions	(178)	(92)	(66)	(226)	(32)	(284)

Hotels and restaurants	(193)	(137)	(98)	(138)	(28)	(37)

Manufacturing(1)	(264)	(242)	(214)	(514)	(179)	(111)

Private households	(640)	(598)	(534)	(1,214)	(306)	(389)

Public authorities			(2)	(19)		(3)

Real estate and rentals	(729)	(823)	(610)	(871)	(561)	(263)

Retail and wholesale	(160)	(210)	(178)	(227)	(108)	(46)

Services(2)	(227)	(315)	(116)	(229)	(220)	(54)

Other(3)	(30)	(41)	(15)	(29)	(85)	(35)

Total domestic write-offs	(2,682)	(2,758)	(2,063)	(3,880)	(1,622)	(1,362)

Foreign(4):

Banks	(15)

Chemicals

Construction	(13)

Electricity, gas and water supply	(3)

Financial institutions	(33)

Manufacturing	(11)

Mining

Private households

Public authorities	(4)

Real estate and rentals

Retail and wholesale	(160)

Services	(8)

Transport, storage and communication	(11)

Other	(55)

Total foreign write-offs	(313)	(517)	(261)	(240)	(49)	(350)

Total write-offs	(2,995)	(3,275)	(2,324)	(4,120)	(1,671)	(1,712)

Recoveries:

Domestic	124	54	59	406	438	71

Foreign	39	11		36	25	20

Total recoveries	163	65	59	442	463	91

Net write-offs	(2,832)	(3,210)	(2,265)	(3,678)	(1,208)	(1,621)

19

					31.12.96

CHF million	31.12.00	31.12.99	31.12.98	31.12.97	UBS	SBC

Increase (decrease) in credit loss allowances	(130)	956	951	1,432	1,272	1,018

Special provisions(5)					2,289	2,480

Other adjustments(6)	145	674	79	324	140	652

Balance at end of year	10,581	13,398	14,978	16,213	8,906	9,229

(1)	Includes chemicals.

(2)	Includes transportation, communication, health and social work, education and other social and personal service activities.

(3)	Includes mining and electricity, gas and water supply.

(4)	For years prior to 2000, no detailed industry classifications are available.

(5)	The 1996 UBS amount includes a special provision of CHF 3,000 million for credit risks, and the release of a CHF 711 million provision for general banking risks from the prior year.

(6)	Includes the following for 2000, 1999, 1998 and 1997:

CHF million	31.12.00	31.12.99	31.12.98	31.12.97

Doubtful interest	182	409	423	450

Net foreign exchange	23	351	(98)	91

Subsidiaries sold and other	(60)	(86)	(246)	(217)

Total adjustments	145	674	79	324

20

  Allocation of the Allowances and Provisions for Credit Losses

The following tables provide an analysis of the allocation of the allowances and provisions for credit losses by customer categories and geographic location at 31 December 2000, 1999, 1998, 1997 and 1996. For a description of procedures with respect to allowances and provisions for credit losses, see “—Risk Analysis—Credit Risk” in the attached UBS Handbook 2000–2001.

					31.12.96
CHF million
	31.12.00	31.12.99	31.12.98	31.12.97	UBS	SBC

Domestic:

Banks		41	49	34	9	39

Construction	843	1,247	1,671	1,449	716	539

Financial institutions	328	342	668	510	152	403

Hotels and restaurants	454	690	657	512	172	135

Manufacturing(1)	863	1,223	1,331	1,036	603	438

Private households	1,570	2,350	2,741	2,264	970	1,459

Public authorities		40	107	59	1	66

Real estate and rentals	1,635	2,696	3,333	2,591	1,286	1,335

Retail and wholesale	629	779	825	723	371	263

Services(2)	419	934	766	661	429	160

Other(3)	413	141	71	52	40	19

Total domestic	7,154	10,483	12,219	9,891	4,749	4,856

Foreign(8):

Banks(4)	32

Chemicals

Construction	11

Electricity, gas and water supply	107

Financial institutions	262

Manufacturing	547

Mining	586

Private households	72

Public authorities

Real estate and rentals	82

Retail and wholesale	41

Services	126

Transport, storage and communication	2

Other(5)	267

Total foreign, net of country provisions	2,135	1,539	1,309	1,399	353	1,286

Country provisions	1,292	1,376	1,450	1,175	804	404

Total foreign(6)	3,427	2,915	2,759	2,574	1,157	1,690

Unallocated allowances(7)				3,748	3,000	2,683

Total allowances and provisions for credit losses	10,581	13,398	14,978	16,213	8,906	9,229

(1)	Includes chemicals.

(2)	Includes transportation, communication, health and social work, education and other social and personal service activities.

(3)	Includes mining and electricity, gas and water supply.

(4)	Counterparty allowances and provisions only. Country provisions with banking counterparties amounting to CHF 885 million are disclosed under country provisions.

21

(5)	Includes hotels and restaurants.

(6)	The 2000, 1999 and 1998 amounts include CHF 54 million, CHF 149 million and CHF 435 million of provisions and commitments for contingent liabilities, respectively.

(7)	The 1997 amount includes a provision for commitments and contingent liabilities of CHF 472 million. In addition, the 1996 SBC amount includes CHF 603 million of provisions for commitments and contingent liabilities.

(8)	For years prior to 2000, no detailed industry classifications are available.

The following table presents the percentage of loans in each category to total loans. This table can be read in conjunction with the preceding table showing the breakdown of the allowances and provisions for credit losses by loan categories to evaluate the credit risks in each of the categories.

					31.12.96

in %	31.12.00	31.12.99	31.12.98	31.12.97	UBS	SBC

Domestic:

Banks	1.0	2.1	1.4	5.0	8.2	1.2

Construction	1.7	2.4	2.4	2.7	3.3	2.2

Financial institutions	2.0	3.4	3.1	3.2	7.9	3.2

Hotels and restaurants	1.2	1.5	1.2	1.3	2.6	1.0

Manufacturing	3.4	4.1	4.1	4.7	5.3	4.3

Private households	32.2	33.8	29.5	30.9	30.1	28.4

Public authorities	2.0	1.9	1.8	1.8	1.8	2.4

Real estate and rentals	5.9	7.1	6.4	6.5	0.0	0.0

Retail and wholesale	3.4	3.9	2.7	3.0	3.9	3.2

Services	4.1	5.3	3.5	3.7	4.3	3.1

Other	1.0	0.7	0.5	0.5	0.6	0.3

Total domestic	57.9	66.2	56.6	63.3	68.0	49.3

Foreign:

Banks	9.5	9.0	19.6	14.0	13.7	34.0

Chemicals	0.5

Construction	0.3

Electricity, gas and water supply	0.6

Financial institutions	7.2

Manufacturing	1.6

Mining	0.7

Private households	10.4

Public authorities	4.1

Real estate and rentals	1.8

Retail and wholesale	0.7

Services	0.6

Transport, storage and communication	0.3

Other	3.8	24.8	23.8	22.7	18.3	16.7

Total foreign	42.1	33.8	43.4	36.7	32.0	50.7

Total gross loans	100.0	100.0	100.0	100.0	100.0	100.0

22

  Loss History Statistics

The following is a summary of the Group’s loan loss history.

					31.12.96

CHF million, except where indicated	31.12.00	31.12.99	31.12.98	31.12.97	UBS	SBC

Gross loans	284,516	278,014	330,964	353,240	183,027	208,324

Impaired loans	18,494	22,456	26,447

Non-performing loans	10,452	13,073	16,114	16,664	7,585	11,033

Allowances and provisions for credit losses	10,581	13,398	14,978	16,213	8,906	9,229

Net write-offs	2,832	3,210	2,265	3,678	1,208	1,621

Credit loss (recovery)/expense	(130)	956	951	1,432	1,272	1,018

Ratios:

Impaired loans as a percentage of gross loans	6.5	8.1	8.0

Non-performing loans as a percentage of gross loans	3.7	4.7	4.9	4.7	4.1	5.3

Allowance and provisions for credit losses as a percentage of:

Gross loans	3.7	4.8	4.5	4.6	4.9	4.4

Impaired loans	57.2	59.7	56.6

Non-performing loans	101.2	102.5	93.0	97.3	117.4	83.6

Allocated allowances (1) as a percentage of impaired loans	52.4	55.5	51.4

Allocated allowances (2) as a percentage of non-performing loans	65.5	66.3	62.1

Net write-offs as a percentage of:

Gross loans	1.0	1.2	0.7	1.0	0.7	0.8

Allowance and provisions for credit losses	26.8	24.0	15.1	22.7	13.6	17.6

Allowance and provisions for credit losses as a multiple of net write-offs	3.74	4.17	6.61	4.41	7.37	5.69

(1)	Allowances relating to impaired loans only

(2)	Allowances relating to non-performing loans only

23

Item 5.  Operating and Financial Review and Prospects.

A—Operating Results.

Please see pages 3 to 54 of the attached Financial Report 2000.

B—Liquidity and Capital Resources.

Group liquidity and capital management is undertaken at UBS by Group Treasury as an integral asset and liability management function. For a detailed discussion of our asset and liability management and capital management, including our capital resources, please see pages 66 to 75 of the attached UBS Handbook 2000-2001.

For comments on UBS Group’s balance sheet and consolidated cash flows, please see pages 18 to 19 of the attached Financial Report 2000.

UBS’s financial stability stems from the fact that it is one of the most well capitalized banks in the world. UBS believes that this financial strength is a key part of the value proposition offered to both clients and investors. For details of UBS Group’s long term credit ratings, please see the Selected Financial Data on page 4 above. These ratings are also shown in the Group Financial Highlights on page 7 of the attached Financial Report 2000 and on page 4 of the attached UBS Handbook 2000-2001.

Each of these ratings reflects only the view of the applicable rating agency at the time the rating was issued, and any explanation of the significance of such rating may be obtained only from such rating agency. There is no assurance that any such credit rating will remain in effect for any given period of time or that such rating will not be lowered, suspended or withdrawn entirely by the applicable rating agency, if in such rating agency’s judgment, circumstances so warrant. Moody’s announced on 28 April 2000 that it had changed its outlook for its long-term rating of UBS AG from stable to negative.

C—Research and Development, Patents and Licenses, etc.

Not applicable.

D—Trend Information.

Please see pages 3 to 54 of the attached Financial Report 2000.

Item 6.  Directors, Senior Management and Employees.

A—Directors and Senior Management.

1.-3.:  Please see pages 81 to 85 of the attached UBS Handbook 2000-2001.

4. and 5.:  None.

B—Compensation.

Please see Notes 35 and 36 to the UBS Group Financial Statements on pages 119 to 122 of the attached Financial Report 2000.

C—Board Practices.

Please see pages 78 to 85 of the attached UBS Handbook 2000-2001 and Note 36 to the UBS Group Financial Statements on page 122 of the attached Financial Report 2000. Alex Krauer and Alberto Togni, the Chairman and Vice Chairman of the Board of Directors, have entered into contracts with UBS AG in connection with their service in those capacities. The compensation payable to them under those contracts is included in the compensation arrangements described in Notes 35 and 36 to the UBS Group Financial Statements on pages 119 to 122 of the attached Financial Report 2000. There are no service contracts with any of the other members of the Board of Directors.

24

D—Employees.

Please see page 16 of the attached Financial Report 2000 and the chart on page 8 of the attached UBS Handbook 2000-2001.

E—Share Ownership.

No member of the Board of Directors or the Group Executive Board is the beneficial owner of more than 1% of the company’s shares.

Please see Notes 35 and 36 to the UBS Group Financial Statements on pages 119 to 122 of the attached Financial Report 2000.

Item 7.  Major Shareholders and Related Party Transactions.

A—Major Shareholders.

As far as UBS is aware, UBS is neither directly nor indirectly owned nor controlled by another corporation or any government, there are no arrangements in place the operation of which may result in a change in control and UBS has no shareholders whose beneficial ownership exceeds 5% of the total shares issued. At 31 December 2000, Chase Nominees Ltd., London was entered in UBS’s shareholder register as a trustee/ nominee holding 6.3% of all shares issued.

B—Related Party Transactions.

Related parties include the Board of Directors, the Group Executive Board, the Group Managing Board, close family members and enterprises which are controlled by these individuals.

For 2000 and 1999, please see Note 36 to the UBS Group Financial Statements on page 122 of the attached Financial Report 2000.

Total remuneration of related parties during 1998 amounted to CHF 102.8 million. Total loans and advances receivable were CHF 27.1 million at 31 December 1998. The number of long-term stock options outstanding from equity plans was 127,500 at 31 December 1998.

The total number of shares held by members of the Board of Directors, Group Executive Board and Group Managing Board was 4,635,804 as of 31 December 1998.

C—Interests of Experts and Counsel.

Not applicable because this Form 20-F is filed as an annual report.

Item 8.  Financial Information.

A—Consolidated Statements and Other Financial Information.

Please see Item 18 of this Form 20-F.

B—Significant Changes.

UBS is not aware of any significant change that has occurred since the date of the annual financial statements included in this Form 20-F.

Item 9.  The Offer and Listing.

A—Offer and Listing Details.

1.-3., 5.-7. are not required because this Form 20-F is filed as an annual report.

4.  Information regarding the stock exchange price history of UBS AG’s ordinary shares is shown in the table below.

25

Stock exchange prices(1)

	SWX Swiss Exchange			New York Stock Exchange (NYSE)(2)

	High CHF	Low CHF	Period end	High USD	Low USD	Period end

2000	264.50	190.75	264.50	153.00	129.85	163.40

Fourth quarter	264.50	213.50	264.50	163.40	141.80	163.40

December	264.50	244.25	264.50	163.40	141.80	163.40

November	259.50	240.00	240.00	144.25	135.55	137.25

October	249.00	213.50	249.00	140.00	121.35	140.00

Third quarter	264.00	224.00	230.00	153.25	135.19	135.45

September	257.00	230.00	230.00	147.56	135.45	135.45

August	264.00	240.50	253.50	153.25	141.75	146.19

July	242.50	224.00	240.50	149.25	135.19	144.00

Second quarter	250.00	209.50	239.00	153.00	129.85	147.00

June	250.00	227.75	239.00	153.00	135.56	147.00

May(2)	236.00	211.00	227.75	136.25	129.85	135.25

April	224.50	209.50	211.00

First quarter	218.50	190.75	218.50

March	218.50	199.75	218.50

February	212.25	198.00	202.75

January	217.00	190.75	192.50

1999	264.00	202.50	215.00

Fourth quarter	239.75	202.50	215.00

Third quarter	246.75	202.50	211.50

Second quarter	264.00	221.00	232.00

First quarter	246.00	207.25	232.50

1998(3)	326.50	135.00	211.00

1997(3)

1996(3)

(1)	Restated for the 2:1 stock split effective 8 May 2000.

(2)	UBS was listed on the NYSE on 16 May 2000. NYSE figures for May 2000 are therefore for the period 16 May 2000 to 31 May 2000 only, NYSE figures for second quarter are for 16 May 2000 to 30 June 2000 only, and NYSE figures for 2000 are for 16 May 2000 to 31 December 2000 only. There are no NYSE figures for periods prior to May 2000.

(3)	UBS was created by the merger of Union Bank of Switzerland and Swiss Bank Corporation, on 29 June 1998. 1998 figures are therefore for the period 29 June 1998 to 31 December 1998 only. There are no figures for 1997 and 1996.

B—Plan of Distribution

Not required because this Form 20-F is filed as an annual report.

C—Markets.

UBS’s shares are traded on the SWX Swiss Exchange, the New York Stock Exchange and the Tokyo Stock Exchange. The symbols are shown on page 157 of the attached Financial Report 2000.

Trading on the SWX Swiss Exchange

The SWX Swiss Exchange was founded in 1993 as the successor to the local stock exchanges of Zurich, Basel and Geneva. Trading in foreign equities and derivatives began in December 1995. In August 1996, the SWX Swiss Exchange introduced full electronic trading in Swiss equities, derivatives and bonds. The aggregate turnover of the SWX Swiss Exchange, for both equity and debt instruments, was in excess of CHF 1.3 trillion in 2000. As of 31 December 2000, the equity securities of more than

26

450 corporations, including over 170 foreign corporations, were listed and traded on the SWX Swiss Exchange.

Trading on the SWX Swiss Exchange occurs through a fully integrated trading system covering the entire process from trade order through settlement. Trading begins each business day at 9:00 a.m. and continues until 5:00 p.m. After close of exchange trading, new orders can be entered or deleted until 10:00 p.m., the system is not available between 10:00 p.m. and 6:00 a.m. From 6:00 a.m., new entries and inquires can be made until 9:00 a.m. For the opening phase, starting at 9:00 a.m., the system closes the order book and starts opening procedures; it establishes the opening prices and determines orders to be executed according to established rules that match bid and asked prices.

Transactions take place through the automatic matching of orders. Each valid order is entered and listed according to the price limit. In general, market orders (orders placed at best price), are executed first, followed by limit orders (orders placed at a price limit), provided that if several orders are listed at the same price, they are executed according to the time of entry. Transactions in shares elected by or through members of the SWX Swiss Exchange are subject to a stock exchange levy of up to 0.02%, calculated on the settlement price.

Banks and broker-dealers doing business in Switzerland are required to report all transactions in listed securities traded on the SWX Swiss Exchange. For transactions effected via the exchange system, reporting occurs automatically. Off-exchange transactions must be reported to the SWX Swiss Exchange within 30 minutes. Transaction information is collected, processed and immediately distributed by the SWX Swiss Exchange. Transactions outside trading hours must be reported no later than the next opening. The SWX Swiss Exchange distributes a comprehensive range of information through various publications, including in particular the Swiss Market Feed (“SMF”). The SMF supplies SWX Swiss Exchange data in real time to all subscribers, as well as to other information providers such as Reuters.

Exchange transactions are usually settled on a “T+3” basis, meaning that delivery and payment of exchange transactions occur three days after the trade date. The SWX Swiss Exchange promotes efficient processing by automatically transmitting transactions to SIS SEGAINTERSETTLE AG via the SE OM electronic settlement system.

A listed security may be suspended by the SWX Swiss Exchange if large price fluctuations are observed, if important, price-sensitive information is about to be disclosed, or in other situations that might endanger fair and orderly trading. Surveillance and monitoring is the responsibility of the SWX Swiss Exchange, as the organizer of the market. The aim of supervision is to ensure fair trading and an orderly market.

Trading on the New York Stock Exchange

UBS listed its shares on the New York Stock Exchange (“NYSE”) on 16 May 2000.

As of 31 December 2000, the equity securities of more than 2,800 corporations were listed on the NYSE. The NYSE is open Monday through Friday, 9:30 A.M. – 4:00 P.M.

The NYSE is an agency auction market. The essential point is that trading at the NYSE takes place by open bids and offers by Exchange members, acting as agents for institutions or individual investors. Buy and sell orders meet directly on the trading floor, and prices are determined by the interplay of supply and demand. In contrast, in the over-the-counter market, the price is determined by a dealer who buys and sells out of inventory.

At the NYSE, each listed stock is assigned to a single post where the specialist manages the auction process. NYSE members bring all orders for NYSE-listed stocks to the Exchange floor either electronically or by a floor broker. As a result, the flow of buy and sell orders for each stock is funneled to a single location.

27

This heavy stream of diverse orders is one of the great strengths of the Exchange. It provides liquidity—the ease with which securities can be bought and sold without wide price fluctuations.

When an investor’s transaction is completed, the best price will have been exposed to a wide range of would-be buyers and sellers.

Every transaction made at the NYSE is under continuous surveillance during the trading day. Stock Watch, a computer system that searches for unusual trading patterns, alerts NYSE regulatory personnel to possible insider trading abuses or other prohibited trading practices. The Exchange’s other regulatory activities include the supervision of member firms to enforce compliance with financial and operational requirements, periodic checks on broker’s sales practices, and the continuous monitoring of specialist operations.

D—Selling Shareholders.

Not required because this Form 20-F is filed as an annual report.

E—Dilution.

Not required because this Form 20-F is filed as an annual report.

F—Expenses of the Issue.

Not required because this Form 20-F is filed as an annual report.

Item 10.  Additional Information.

A—Share Capital.

Not required because this Form 20-F is filed as an annual report.

B—Memorandum and Articles of Association.

Please see Item 14 of our registration statement on Form 20-F filed 9 May 2000.

C—Material Contracts.

None.

D—Exchange Controls.

Exchange Controls and Other Limitations Affecting Holders of UBS Shares

There are no restrictions under UBS’s Articles of Association or Swiss law, presently in force, that limit the right of non-resident or foreign owners to hold UBS’s securities freely or to vote UBS’s securities freely in matters put to a vote of UBS security holders generally. There are currently no Swiss foreign exchange controls or laws restricting the import or export of capital. In addition, there are currently no restrictions under Swiss law affecting the remittance of dividends, interest or other payments to non-resident holders of UBS securities.

E—Taxation.

This section outlines the material United States federal income tax and Swiss tax consequences of the ownership of UBS ordinary shares by a U.S. holder (as defined below) who holds UBS ordinary shares as capital assets. It is designed to explain the major interactions between Swiss and US taxation for US persons who hold UBS shares.

The discussion does not address the tax consequences to persons who hold UBS ordinary shares in particular circumstances, such as tax-exempt entities, banks, financial institutions, insurance companies, broker-dealers, traders in securities that elect to mark to market, holders liable for alternative minimum tax, holders that actually or constructively own 10% or more of the voting stock of UBS, holders that hold UBS ordinary shares as part of a straddle or a hedging or conversion transaction or holders whose functional currency for US tax purposes is not the U.S. dollar. This discussion also does not apply to holders who acquired their UBS ordinary shares pursuant to the

28

exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

The discussion is based on the tax laws of Switzerland and the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, as in effect on the date of this document, as well as the convention between the United States of America and Switzerland, which we call the “Treaty,” all of which may be subject to change or change in interpretation, possibly with retroactive effect.

For purposes of this discussion, a “U.S. holder” is any beneficial owner of UBS ordinary shares that is

•	a citizen or resident of the United States,

•	a corporation or other entity taxable as a corporation organized under the laws of the United States or any political subdivision of the United States,

•	an estate the income of which is subject to United States federal income tax without regard to its source, or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

The discussion does not generally address any aspects of United States taxation other than federal income taxation or any aspects of Swiss taxation other than income and capital taxation. Holders of UBS shares are urged to consult their tax advisors regarding the United States federal, state and local and the Swiss and other tax consequences of owning and disposing of these shares.

Ownership of UBS Ordinary Shares—Swiss Taxation

Dividends and Distributions

Dividends paid and similar cash or in-kind distributions made by UBS to a holder of UBS ordinary shares (including dividends on liquidation proceeds and stock dividends) are subject to a Swiss federal withholding tax at a rate of 35%. The withholding tax must be withheld from the gross distribution, and be paid to the Swiss Federal Tax Administration.

A U.S. holder that qualifies for Treaty benefits may apply for a refund of the withholding tax withheld in excess of the 15% Treaty rate. The claim for refund must be filed with the Swiss Federal Tax Administration, Eigerstrasse 65, 3003 Berne, Switzerland. The form used for obtaining a refund is Swiss Tax Form 82 (82C for companies; 82E for other entities; 82I for individuals), which may be obtained from any Swiss Consulate General in the United States or from the Swiss Federal Tax Administration at the address above. The form must be filled out in triplicate with each copy duly completed and signed before a notary public in the United States. The form must be accompanied by evidence of the deduction of withholding tax withheld at the source.

Repayment of capital in the form of a par value reduction is not subject to Swiss withholding tax.

Transfers of UBS Ordinary Shares

The sale of UBS ordinary shares, whether by Swiss resident or non-resident holders (including U.S. holders), may be subject to a Swiss securities transfer stamp duty of up to 0.15% calculated on the sale proceeds if it occurs through or with a Swiss bank or other Swiss securities dealer as defined in the Swiss Federal Stamp Tax Act. In addition to the stamp duty, the sale of UBS ordinary shares by or through a member of the SWX Swiss Exchange may be subject to a stock exchange levy. Capital gains realized by a U.S. holder upon the sale of UBS ordinary shares are not subject to Swiss income or gains taxes, unless such U.S. holder holds such shares as business assets of a Swiss business operation qualifying as a permanent establishment for the purposes of the Treaty. In the latter case, gains are

29

taxed at ordinary Swiss individual or corporate income tax rates, as the case may be, and losses are deductible for purposes of Swiss income taxes.

Ownership of UBS Ordinary Shares—United States Federal Income Taxation

Dividends and Distribution

Subject to the passive foreign investment company rules discussed below, U.S. holders will include in gross income the gross amount of any dividend paid, before reduction for Swiss withholding taxes, by UBS out of its current or accumulated earnings and profits, as determined for United States federal income tax purposes, as ordinary income when the dividend is actually or constructively received by the U.S. holder.

Dividends will be income from sources outside the United States for foreign tax credit limitation purposes, but generally will be “passive income” or “financial services income,” which are treated separately from other types of income for foreign tax credit limitation purposes. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution included in income of a U.S. holder will be the U.S. dollar value of the Swiss franc payments made, determined at the spot Swiss franc/ U.S. dollar rate on the date such dividend distribution is included in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend distribution is included in income to the date such dividend distribution is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. holder’s basis in its UBS ordinary shares and thereafter as capital gain.

Subject to certain limitations, the Swiss tax withheld in accordance with the Treaty and paid over to Switzerland will be creditable against the U.S. holder’s United States federal income tax liability. To the extent a refund of the tax withheld is available to a U.S. holder under the laws of Switzerland or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. holder’s United States federal income tax liability, whether or not the refund is actually obtained.

Stock dividends to U.S. holders that are made as part of a pro rata distribution to all shareholders of UBS generally will not be subject to United States federal income tax. U.S. holders that received a stock dividend that is subject to Swiss tax but not U.S. tax, may not have enough foreign income for U.S. tax purposes to receive the benefit of the foreign tax credit associated with such tax, unless the holder has foreign income from other sources.

Transfers of UBS Ordinary Shares

Subject to the passive foreign investment company rules discussed below, a U.S. holder that sells or otherwise disposes of UBS ordinary shares generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the tax basis, determined in U.S. dollars, in the UBS ordinary shares. Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 20% if the UBS ordinary shares were held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

UBS believes that UBS ordinary shares should not be treated as stock of a passive foreign investment company for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. In general, UBS will be a passive foreign investment

30

company with respect to a U.S. holder if, for any taxable year in which the U.S. holder held UBS ordinary shares, either at least 75% of the gross income of UBS for the taxable year is passive income or at least 50% of the value, determined on the basis of a quarterly average, of UBS’s assets is attributable to assets that produce or are held for the production of passive income. If UBS were to be treated as a passive foreign investment company, then unless a U.S. holder makes a mark-to-market election, gain realized on the sale or other disposition of UBS ordinary shares would in general not be treated as capital gain. Instead, a U.S. holder would be treated as if the holder had realized such gain and certain “excess distributions” ratably over the holder’s holding period for the shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

F—Dividends and Paying Agents.

Not required because this Form 20-F is filed as an annual report.

G—Statement by Experts.

Not required because this Form 20-F is filed as an annual report.

H—Documents on Display.

UBS files periodic reports and other information with the Securities and Exchange Commission. You may read and copy any document that UBS files with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. You may also inspect UBS’s SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and the American Stock Exchange LLC, 86 Trinity Place, New York, NY 10006. Some of this information may also be found on the UBS website at www.ubs.com/investor-relations.

I—Subsidiary Information.

Not applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.

A—Quantitative Information About Market Risk.

Please see pages 48 to 75 of the attached UBS Handbook 2000-2001.

B—Qualitative Information About Market Risk.

Please see pages 48 to 75 of the attached UBS Handbook 2000-2001.

C—Interim Periods.

Not applicable.

D—Safe Harbor.

The safe harbor provided in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (“statutory safe harbors”) applies to information provided pursuant to paragraphs (a), (b) and (c) of this Item 11.

E—Small Business Issuers.

Not applicable.

Item 12.  Description of Securities Other than Equity Securities.

Not required because this Form 20-F is filed as an annual report.

31

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

There has been no material default in respect of any indebtedness of UBS AG or any of its significant subsidiaries or any arrearages of dividends or any other material delinquency not cured within 30 days relating to any preferred stock of UBS AG or any of its subsidiaries.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.  [Reserved].

Item 16.  [Reserved].

32

Part II

Part III

Item 17.  Financial Statements.

Not applicable.

Item 18.  Financial Statements.

The UBS Group financial statements included on pages 58 to 142 in the attached Financial Report 2000 are incorporated by reference herein. Notes 43 and 44 presented below include additional information required by U.S. GAAP or SEC rules and are a part of the UBS Group Financial Statements for purposes of this Item 18 and the Report of Independent Auditors that appears on page 37 of this Form 20-F.

Note 43  Acquisition of Paine Webber Group, Inc.—Pro Forma Results

The following table presents pro forma consolidated financial information about the combined company as if the acquisition had occurred on 1 January 2000 and 1999, respectively:

CHF million, except per share data
For the year ended	31.12.00	31.12.99

Operating income	43,373	35,020

Net profit	7,045	5,286

Earnings per share (EPS)	16.82	12.50

For purposes of calculating earnings per share, the effects of a share repurchase program associated with the acquisition funding have been reflected in the determination of weighted average outstanding shares as if the program had been executed at the pro forma acquisition dates. In addition, CHF 290 million of non-recurring charges recognized by the Group in 2000 which resulted directly from the acquisition and CHF 68 million of direct charges relating to the acquisition, incurred and expensed by Paine Webber Group, Inc. (“PaineWebber”) prior to 3 November 2000, have been excluded from the pro forma Net Profit.

Note 44  Supplemental Guarantor Information

  Guarantee of PaineWebber securities
Following the acquisition of PaineWebber, UBS AG made a full and unconditional guarantee of the publicly traded debt and trust preferred securities of PaineWebber. Prior to the acquisition, PaineWebber was an SEC registrant. Upon the acquisition, PaineWebber was merged into UBS Americas Inc., a wholly owned subsidiary of UBS AG. The following is summarized consolidating financial information segregating UBS AG Parent Bank, UBS Americas Inc. and UBS AG’s other non-guarantor subsidiaries.

The UBS AG Parent Bank financial statements use the cost method for investments in associates. In this note, investments in associates are presented on the equity method.

The information presented in this note is prepared in accordance with International Accounting Standards and should be read in conjunction with the consolidated financial statements of the Group of which this information is a part. Below each column, Net profit and Shareholders’ equity has been reconciled to U.S. GAAP. See Note 41 for a more detailed reconciliation of the IAS financial statements to U.S. GAAP for the Group on a consolidated basis.

33

Consolidating Income Statement

	UBS AG	UBS			UBS Group
CHF million	Parent	Americas	Other	Consolidating	Income
For the year ended 31 December 2000	Bank(1)	Inc.	Subsidiaries	Entries	Statement

Operating income

Interest income	40,362	1,268	22,701	(12,586)	51,745

Interest expense	32,161	1,282	22,758	(12,586)	43,615

Net interest income	8,201	(14)	(57)		8,130

Credit loss recovery	119	2	9		130

Net interest income after credit loss recovery	8,320	(12)	(48)		8,260

Net fee and commission income	9,145	949	6,609		16,703

Net trading income	7,344	195	2,414		9,953

Net gains from disposal of associates and subsidiaries	6		77		83

Income from subsidiaries	1,804			(1,804)

Other income	276		1,127		1,403

Total operating income	26,895	1,132	10,179	(1,804)	36,402

Operating expenses

Personnel	10,501	1,141	5,521		17,163

General and administrative	5,296	350	1,119		6,765

Depreciation and amortization	1,410	183	682		2,275

Total operating expenses	17,207	1,674	7,322		26,203

Operating profit/(loss) before tax and minority interests	9,688	(542)	2,857	(1,804)	10,199

Tax expense/(benefit)	1,896	(128)	552		2,320

Net profit/(loss) before minority interests	7,792	(414)	2,305	(1,804)	7,879

Minority interests			(87)		(87)

Net profit/(loss)	7,792	(414)	2,218	(1,804)	7,792

Net profit/(loss) — U.S. GAAP(2)	4,342	(414)	2,313	(1,804)	4,437

(1)	UBS AG prepares its financial statements in accordance with Swiss Banking Law requirements as presented on pages 146 to 156 of the attached Financial Statements. For the purpose of this disclosure the accounts have been adjusted to IAS.

(2)	See Note 41.1 and 41.4 to the Financial Statements for a description of the differences between IAS and U.S. GAAP. U.S. GAAP adjustments are principally related to UBS AG Parent Bank.

34

Consolidating Balance Sheet

	UBS AG
CHF million	Parent	UBS Americas	Other	Consolidating	UBS Group
As of 31 December 2000	Bank(1)	Inc.	Subsidiaries	Entries	Balance Sheet

Assets

Cash and balances with central banks	2 242	0	737	0	2 979

Money market paper	61 153	3 348	1 953	0	66 454

Due from banks	75 473	13 007	86 125	(145 458)	29 147

Cash collateral on securities borrowed	40 791	33 992	144 778	(41 704)	177 857

Reverse repurchase agreements	157 417	32 589	102 209	(98 414)	193 801

Trading portfolio assets	151 326	7 425	94 545	0	253 296

Positive replacement values	59 246	232	6 029	(7 632)	57 875

Loans, net of allowance for credit losses	261 946	18 283	15 153	(50 540)	244 842

Financial investments	7 751	2 289	6 365	0	16 405

Accrued income and prepaid expenses	3 239	1 771	3 702	(1 650)	7 062

Investments in associates	14 010	0	4 800	(17 930)	880

Property and equipment	6 348	975	1 587	0	8 910

Goodwill and other intangible assets	262	16 163	3 112	0	19 537

Other assets	5 556	1 488	3 533	(2 070)	8 507

Total assets	846 760	131 562	474 628	(365 398)	1 087 552

Liabilities

Money market paper issued	36 341	123	38 316	0	74 780

Due to banks	105 074	31 040	91 584	(145 458)	82 240

Cash collateral on securities lent	22 792	6 151	36 179	(41 704)	23 418

Repurchase agreements	127 433	49 940	216 554	(98 414)	295 513

Trading portfolio liabilities	62 242	1 360	19 030	0	82 632

Negative replacement values	74 675	231	8 649	(7 632)	75 923

Due to customers	304 389	21 760	35 070	(50 540)	310 679

Accrued expenses and deferred income	11 057	5 224	6 407	(1 650)	21 038

Long term debt	44 334	8 790	1 731	0	54 855

Other liabilities	13 590	1 482	5 754	(2 070)	18 756

Total liabilities	801 927	126 101	459 274	(347 468)	1 039 834

Minority interests	0	0	2 885	0	2 885

Shareholders’ equity

Share capital	4 444	0	3 808	(3 808)	4 444

Share premium account	20 885	5 868	2 813	(8 681)	20 885

Foreign currency translation	(687)	7	(40)	33	(687)

Retained earnings	24 191	(414)	5 888	(5 474)	24 191

Treasury shares	(4 000)	0	0	0	(4 000)

Total shareholders’ equity	44 833	5 461	12 469	(17 930)	44 833

Total liabilities, minority interests and shareholders’ equity	846 760	131 562	474 628	(365 398)	1 087 552

Total shareholders’ equity — U.S. GAAP(2)	62 868	5 389	12 633	(17 930)	62 960

(1)	UBS AG prepares its financial statements in accordance with Swiss Banking Law requirements as presented on pages 146 to 156 of the attached Financial Statements. For the purpose of this disclosure the accounts have been adjusted to IAS.

(2)	See Note 41.1 and 41.4 to the Financial Statements for a description of the differences between IAS and U.S. GAAP. U.S. GAAP adjustments are principally related to UBS AG Parent Bank. Total assets under U.S. GAAP do not differ materially from total assets presented on an IAS basis.

35

Consolidating Cash Flow Statement

		UBS		UBS Group
CHF million	UBS AG	Americas	Other	Balance
For the year ended 31 December 2000	Parent Bank(1)	Inc.	Subsidiaries	Sheet

Net cash flow from operating activities	38,788	6,358	(33,449)	11,697

Cash flow from investing activities

Investments in subsidiaries and associates, net	(379)	(9,350)		(9,729)

Disposal of subsidiaries and associates	669			669

Purchase of property and equipment	(937)	(139)	(564)	(1,640)

Disposal of property and equipment	269		66	335

Net (investment)/divestment in financial investments	(5,656)	(2,340)	(774)	(8,770)

Net cash flow from investing activities	(6,034)	(11,829)	(1,272)	(19,135)

Cash flow from financing activities

Money market paper issued	(11,589)	123	21,591	10,125

Net movements in treasury shares and treasury share contract activity	(647)			(647)

Capital issuance	15			15

Dividends paid	(3,928)			(3,928)

Issuance of long term debt	14,391	144	349	14,884

Repayment of long term debt	(19,089)	(782)	(4,769)	(24,640)

Issuances of minority interests			2,683	2,683

Repayment of minority interests			(73)	(73)

Net activity in investments in subsidiaries	(10,039)	10,609	(570)

Net cash flow from financing activities	(30,886)	10,094	19,211	(1,581)

Effects of exchange rate differences	(538)	782	(132)	112

Net increase/(decrease) in cash equivalents	1,330	5,405	(15,642)	(8,907)

Cash and cash equivalents, beginning of period	76,918		25,359	102,277

Cash and cash equivalents, end of period	78,248	5,405	9,717	93,370

Cash and cash equivalents comprise:

Cash and balances with central banks	2,242		737	2,979

Money market papers	61,153	3,348	1,953	66,454

Due from banks maturing in less than three months	14,853	2,057	7,027	23,937

Total	78,248	5,405	9,717	93,370

(1)	UBS AG prepares its financial statements in accordance with Swiss Banking Law requirements as presented on pages 146 to 156 of the Financial Report. For the purpose of this disclosure the accounts have been adjusted to IAS.

  Guarantee of other securities.

On 10 October 2000, UBS AG, acting through a wholly-owned subsidiary, issued USD 1.5 billion (CHF 2.6 billion at issuance) 8.622% UBS Trust Preferred securities. UBS AG has fully and unconditionally guaranteed these securities.

36

Report of Independent Auditors

The Board of Directors and Group Executive Board UBS AG:

We have audited the accompanying consolidated balance sheets of UBS AG and subsidiaries as of 31 December 2000 and 1999, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended 31 December 2000 referred to in Item 18 of Form 20-F. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of UBS AG as of 31 December 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended 31 December 2000, in conformity with International Accounting Standards (“IAS”) and comply with Swiss Law.

IAS vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders’ equity as of 31 December 2000, 1999 and 1998 and the results of operations for the three years then ended to the extent summarized in Note 41 of the Notes to the Financial Statements.

Basel, 5 March 2001                              Ernst & Young Ltd

/s/ ROGER K. PERKIN Roger K. Perkin Chartered Accountant in charge of the audit	/s/ PETER HECKENDORN Peter Heckendorn lic. oec. in charge of the audit

37

Item 19. Exhibits.

Exhibit
Number	Description

1.1.	Articles of Association of UBS AG
1.2.	Bylaws of UBS AG(1)
7.	Statement regarding ratio of earnings to fixed charges.
8.	Significant Subsidiaries of UBS AG
10.	Consent of Ernst & Young Ltd.

(1)	Incorporated by reference to Exhibit 3.2 to the registration statement (File No. 333-52832) filed on Form F-1 on 27 December 2000.

38

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UBS AG

/s/ LUQMAN ARNOLD

Name: Luqman Arnold

Title:	Group Chief Financial Officer and Member of the Group Executive Board

/s/ HUGO SCHAUB

Name: Hugo Schaub

Title:	Group Controller and Member of the Group Managing Board

Date: March 15, 2001

39

Our Information Portfolio

This Handbook is available in English and German (SAP-80532-0101) and is supplemented by the following documents:

Annual Review 2000

Our Annual Review provides brief descriptions of our business groups and a summary review of the year 2000. It is available in English, German, French, Italian and Spanish (SAP-80530-0101).

Financial Report 2000

Our Financial Report contains our audited financial statements for the year 2000 and accompanying detailed analysis. It is available in English and German (SAP-80531-0101).

Quarterly Reports

UBS provides detailed quarterly financial reporting and analysis, including comment on the progress of its businesses and key strategic initiatives.

Our Commitment 1999/2000

The Report “Our Commitment 1999/2000” illustrates how we create value for our clients, employees, shareholders and the community and how we meet our responsibility to all our stakeholder groups. It is available in English, German and French (SAP-81011-0001).

Each of these reports is available on the internet at: www.ubs.com/ investor-relations.

Alternatively, printed copies of these reports can be ordered, quoting the SAP number and language preference, from: UBS AG, Information Center, CA50-XMB, P.O. Box, CH-8098 Zurich, Switzerland.

The UBS Group
UBS Group Financial Highlights
Strategy, Structure and History
The Business Groups
UBS Switzerland
UBS Asset Management
UBS Warburg
Corporate Center
Risk Management and Control
Asset and Liability Management
Corporate Governance
Corporate Organization
Directors and Officers of UBS
Relations with Regulators
Financial Disclosure Principles
The Global Registered Share
UBS Shares 2000
UBS share price performance in 2000
Introduction
Information for Readers
UBS Group Financial Highlights
Principles
UBS Switzerland
UBS Asset Management
UBS Warburg
Financial Statements

Financial Statements
UBS AG (Parent Bank)
UBS AG (Parent Bank) Table of Contents
Parent Bank Review
Financial Statements
Information for Shareholders

Introduction	2
The UBS Group
UBS Group Financial Highlights	4
Strategy, Structure and History	5

The Business Groups
UBS Switzerland	12
UBS Asset Management	22
UBS Warburg	26
Corporate Center	36

Risk
Risk Management and Control	48
Risk Analysis	53
Asset and Liability Management	66

Corporate Governance
Corporate Organization	78
Directors and Officers of UBS	81
Relations with Regulators	86
Financial Disclosure Principles	91

UBS Share Information
The Global Registered Share	94
UBS Shares 2000	96
1

Introduction

The UBS Handbook, published here for the first time, brings together in one place a complete range of in-depth non-financial information about UBS.

Introduction

The Handbook describes the UBS Group: its strategy and organization, and the businesses it operates. It outlines the principles by which the Group manages risk, and reports on developments during 2000 in the areas of Credit Risk, Market Risk, and Asset and Liability Management. It contains a description of the Group’s environmental performance.

   The Handbook introduces the value-based management processes that are being implemented at UBS, and describes the new brand management strategy that was put in place during 2000. It contains an extensive discussion of the Group’s corporate governance arrangements and its relationships with regulators and shareholders, and provides detailed facts about the UBS share.
   The UBS Handbook should be read in conjunction with the other information published by UBS, in particular the Financial Report 2000, which provides full statutory reporting and discussion of the Group’s financial results for 2000. In addition, UBS publishes detailed Quarterly Financial Reports, analyzing its performance during each quarter of the year, and an Annual Review, which provides a brief summary of the Group and its financial performance in 2000.
   We hope that you will find the information in these documents useful and informative. We believe that UBS is among the leaders in corporate disclosure, but we would be very interested to hear your views on how we might improve the content and presentation of our information portfolio.

Please contact UBS Investor Relations:

UBS AG

Investor Relations G41B
P.O. Box, CH-8098 Zurich
Phone +41-1-234 41 00
Fax +41-1-234 34 15
E-mail SH-investorrelations@ubs.com
www.ubs.com/investor-relations
2

The UBS Group

The UBS Group
UBS Group Financial Highlights

UBS Group

Financial Highlights

CHF million, except where indicated				% change from
For the year ended	31.12.00	31.12.99 [1]	31.12.98 [1]	31.12.99

Income statement key figures
Operating income	36,402	28,425	22,247	28
Operating expenses	26,203	20,532	18,376	28
Operating profit before tax	10,199	7,893	3,871	29
Net profit	7,792	6,153	2,972	27
Cost/income ratio(%) [2]	72.2	69.9	79.2
Cost/income ratio before goodwill(%) [2,3]	70.4	68.7	77.7

Per share data (CHF)
Basic earnings per share [4,7]	19.33	15.20	7.33	27
Basic earnings per share before goodwill [3,4,7]	20.99	16.04	8.18	31
Diluted earnings per share [4,7]	19.04	15.07	7.20	26
Diluted earnings per share before goodwill [3,4,7]	20.67	15.90	8.03	30

Return on shareholders’ equity(%)
Return on shareholders’ equity [5]	21.5	22.4	10.7
Return on shareholders’ equity before goodwill [3,5]	23.4	23.6	12.0

CHF million, except where indicated				% change from
As of	31.12.00	31.12.99 [1]	31.12.98 [1]	31.12.99

Balance sheet key figures
Total assets	1,087,552	896,556	861,282	21
Shareholders’ equity	44,833	30,608	28,794	46
Market capitalization	112,666	92,642	90,720	22

BIS capital ratios
Tier 1(%)	11.7	10.6	9.3
Total BIS(%)	15.7	14.5	13.2
Risk-weighted assets	273,290	273,107	303,719	0

Total assets under management (CHF billion)	2,469	1,744	1,573	42

Headcount (full time equivalents) [6]	71,076	49,058	48,011	45

Long-term ratings
Fitch, London	AAA	AAA	AAA
Moody’s, New York	Aa1	Aa1	Aa1
Standard & Poor’s, New York	AA+	AA+	AA+

Earnings adjusted for significant financial events 8

			% change
CHF million, except where indicated			from
For the year ended	31.12.00	31.12.99 [1]	31.12.99

Operating income	36,402	26,587	37
Operating expenses	25,763	20,534	25
Operating profit before tax	10,639	6,053	76
Net profit	8,132	4,665	74

Cost/income ratio before goodwill(%) [2,3]	69.2	73.3
Basic earnings per share before goodwill (CHF) [3,4,7]	21.83	12.37	76
Diluted earnings per share before goodwill (CHF) [3,4,7]	21.50	12.26	75

Return on shareholders’ equity before goodwill(%) [3,5]	24.3	18.2

1 The 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see UBS Financial Report 2000). 2 Operating expenses/operating income before credit loss recovery/(expense). 3 The amortization of goodwill and other intangible assets is excluded from the calculation. 4 For EPS calculation, see UBS Financial Report 2000. 5 Net profit/average shareholders’ equity excluding dividends. 6 The Group headcount does not include the Klinik Hirslanden AG headcount of 1,839 and 1,853 for 31 December 2000 and 31 December 1999, respectively. 7 1999 and 1998 share figures are restated for the two-for-one share split, effective 8 May 2000. 8 Details of Significant Financial Events can be found in the UBS Financial Report 2000.

Except where otherwise stated, all 31 December 2000 figures throughout this handbook include the impact of the acquisition of PaineWebber, which occurred on 3 November 2000.

4

The UBS Group
Strategy, Structure
and History

Our vision is to be the preeminent global integrated investment services firm and the leading bank in Switzerland. We are the world’s leading provider of private banking services and one of the largest asset managers globally. In the investment banking and securities businesses, we are among the select bracket of major global houses. In Switzerland, we are the clear market leader in retail and corporate banking. As an integrated Group, not merely a holding company, we create added-value for clients by drawing on the combined resources and expertise of all our businesses.

Strategy, Structure

and History

We will only succeed by providing our clients with innovative and high-quality service coupled with long-term personal relationships. Client focus is the main driver of all our activities.

   We seek to create value for our shareholders through sustainable growth of our business within appropriate risk parameters. Being dedicated to total value management means creating value for all stakeholders.
   We are committed to succeed in the fierce competition for talent. The expertise and integrity of our staff create value for our clients and for the Group as a whole. We seek to be a highly attractive firm for our employees.
   UBS’s reputation is one of our most valuable assets. We aim to adhere to the highest ethical standards, and to manage our risks with the greatest care. We are committed to complying fully with the letter and spirit of the laws, rules and practices that govern UBS and its staff.

Strategy

UBS’s strategy is to deliver top-quality investment products and advice to a premier client base across all client segments: individual, institutional and corporate. UBS aims to bring its content excellence to an ever wider client base, adding distribution organically, through acquisition or through strategic partnership.

   Choice is central to enhancing UBS’s client offerings. The Group aims to increase product choice by supporting the in-house range with a quality-screened selection of third-party products.
   UBS believes that in the future, its clients will be global in outlook: either with global presence or global investments. All our businesses must compete on a global scale.
   UBS is committed to attaining scale and scope in all its key businesses: this is both desirable and necessary to enable us to deliver the full spectrum of services at maximum efficiency, though price will rarely be a first-line competitive weapon.
   UBS’s client philosophy is advice-led, with intimacy stemming from the quality of its relationship managers. UBS’s businesses offer convenient access through multiple conventional and online channels, but put advice at the heart of relationships.
   UBS is committed to being part of the technological elite, but sees e-commerce not as a business per se, nor as a discipline in its own right, but as integral to all its businesses. The Group aims to use technology to extend its reach to clients and markets it could not previously have accessed, to perfect clients’ experience of UBS, to increase the number of products and services they buy, and to minimize the production cost of its services.

5

The UBS Group
Strategy, Structure
and History

The first GOALs deal marketed to PaineWebber clients, in November 2000, demonstrates the strength of this model. GOALs are equity-linked securities created by UBS Warburg that combine a bond with a short put option on a specific stock. This deal provided access to an entirely new investment product for PaineWebber clients, using UBS Warburg’s expertise in packaging structured products for private clients. The credit element of the product relied on UBS Group’s rating and capital strength. Combined with the equity derivative features, this was a product that PaineWebber could not have originated before joining the UBS Group, and UBS Warburg could not have distributed in the US.

Capital strength

UBS has a strong and well-managed capital structure. Our financial stability stems from the fact that we are one of the best capitalized banks in the world. UBS believes that this financial strength is a key part of the value proposition it offers to both clients and investors.

   UBS is committed to rigorous balance sheet management and the optimization of its capital structure. It uses the full range of capital management tools to apply any excess capital generated in the best interests of its shareholders, or to return it to them.

Business and management structure

UBS pursues its strategies through three Business Groups, all of which are in the top echelon of their businesses globally, and aims to further enhance the competitive position of each one. However, UBS is not merely a holding company  – it operates an integrated client service model.

   UBS’s Business Groups are managed together to optimise shareholder value  – to make the whole worth more than the sum of the parts.
   In practice this means that products from the wholesale-focused units, Corporate and Institutional Clients, UBS Capital and UBS Asset Management, are distributed to their own corporate and institutional clients and through the units focused on individual clients, International Private Clients, US Private Clients and UBS Switzerland. This benefits both sides  – UBS’s individual clients get access to sophisticated products and services; UBS’s wholesale units have access to premier distribution; and the Group captures the whole of the value chain.
   Each Business Group is led by a member of the Group Executive Board who is individually responsible for the performance of the Business Group.
6

The UBS Group
Strategy, Structure
and History

UBS Switzerland  – Stephan Haeringer

UBS Switzerland’s Private Banking business unit offers comprehensive wealth management services for private clients from across the world, who bank in Switzerland and other financial centers world-wide.
   Private Banking is the world’s biggest private bank. Its strategy is centered on the client advisor, combining strong personal relationships with a full range of products and services specifically designed for the wealthy client, complemented by leading-edge technology.
   Within Switzerland, the Private and Corporate Clients business unit provides a complete set of banking and securities services for individual and corporate clients, focused foremost on customer service excellence, profitability and growth via multi-channel distribution.

UBS Asset Management  – Peter Wuffli

UBS Asset Management provides asset management services and products to a broad range of institutional and mutual fund clients across the world. It offers a diverse range of investment management capabilities from the traditional to the alternative, with a core focus on price/ value management. UBS Asset Management also provides investment fund products for the UBS Group and intends to increasingly widen its reach through third parties to individual clients outside the UBS Group.
   UBS Asset Management is one of the top five institutional asset managers in the world, the largest investment fund manager in Europe and the leading fund manager in Switzerland.

UBS Warburg  – Markus Granziol

UBS Warburg operates globally as a client-driven securities, investment banking and wealth management firm. For both its own corporate and institutional clients and for other parts of the UBS Group, UBS Warburg provides product innovation, top-quality research and advice, and complete access to the world’s capital markets.
   Through UBS PaineWebber, the fourth largest private client firm in the US, we provide advisory services and best-in-class products to a uniquely affluent US client base.

Corporate Center  – Luqman Arnold

The UBS Group’s portfolio of businesses is planned and managed exclusively for the long-term maximization of shareholder value. Risk/ reward profiles are carefully monitored and controlled. Strong capitalization and ratings will remain key distinguishing characteristics of UBS. The Corporate Center ensures that the Business Groups operate as a coherent and effective whole with a common set of values and principles.
   Corporate Center is led by Luqman Arnold, President of the Group Executive Board from April 2001.

Board structure

In order to further the highest standards of corporate governance, UBS has a dual board structure. UBS’s Board of Directors, a majority of whom are independent non-executive directors, has the ultimate responsibility for the strategic direction of the Group’s business and the supervision and control of executive management. The Group Executive Board, which is UBS’s most senior executive body, assumes overall responsibility for the development of the Group’s strategies, for implementation of strategy and for the results of the business.

UBS’s financial targets

UBS focuses on four key performance targets, designed to ensure that it delivers continually improving returns to its shareholders. UBS’s performance against these targets is reported each quarter.

–	UBS seeks to increase the value of the Group by achieving a sustainable, after-tax

7

The UBS Group
Strategy, Structure
and History

return on equity of 15–20%, across periods of varying market conditions.

–	UBS aims to increase shareholder value through double-digit average annual earnings per share (EPS) growth, across periods of varying market conditions.
–	Through cost reduction and earnings enhancement initiatives UBS aims to reduce the Group’s cost/ income ratio to a level that compares positively with best-in-class competitors.
–	UBS aims to achieve a clear growth trend in net new money in the private client businesses.
The first three targets are all reported pre-good-will amortization, and adjusted for significant financial events (see Financial Disclosure Principles on pages 91 to 92).
   UBS seeks to achieve a fair market value by always communicating transparently, openly and consistently with investors and the financial markets.

PaineWebber

On 14 December 1999, UBS announced its plans to apply for registration with the US Securities and Exchange Commission and to list its shares on the New York Stock Exchange. It achieved this goal on 16 May 2000, when its shares started trading in New York. On 12 July 2000, it announced an agreement to merge with PaineWebber Group, Inc. The merger and associated capital issuance by UBS were approved by PaineWebber and UBS shareholders, and the merger was completed on 3 November 2000.

   The progress of the integration of Paine Webber into UBS has been very successful with all businesses operationally integrated by the end of 2000, and no significant client advisor turnover. The merger has received an excellent reception from PaineWebber staff, with 98% of

8

The UBS Group
Strategy, Structure
and History

those offered jobs in the new Group accepting them.
   The merger with PaineWebber brings UBS a leading wealth management franchise in the US, with a focus on the higher end of the wealth management market. PaineWebber has a significantly higher average account size than its biggest rivals.
   PaineWebber provides a new route for product distribution in the US, and transforms the size and geographic spread of UBS’s client base, making it unique in extent and global coverage.
   The impact of the merger extends beyond UBS’s private client businesses. It expands UBS Warburg’s US capabilities in asset-backed securities, real estate, corporate finance and fixed income sales, and transforms its US equities franchise, with UBS analysts now covering 90% of S&P 500 and NASDAQ 100 companies.
   As well as this direct impact, the integration with PaineWebber has also positioned UBS Warburg much more strongly as an employer of choice in the US investment banking market, providing a platform on which to take advantage of the ongoing industry consolidation and build capabilities by hiring new staff across a wide range of products.

Industry trends

UBS believes that it is particularly well positioned to gain from the developing trends in global financial markets.

   The increasing reliance of individuals on equity investment, for their personal savings and for their pension provision, will benefit firms that manage assets or trade in capital market products.
   Commoditization of wholesale products, with increased competition and shrinking margins, is a fact of life, but one that is least harmful to institutions like UBS with the scale, global reach and technology infrastructure to support the volumes required to maintain profitability.
   UBS believes markets will further deregulate and globalize, driving sharp increases in crossborder investment, both corporate and institutional. These changes present enormous opportunities for a firm like UBS with a global presence and the expertise to capitalize on cross-border flows.
   The biggest trend that will drive UBS’s business in the coming years is the anticipated expansion and concentration of private wealth. In the US, wealthy households (those with USD 500,000 or more in net investable assets), represented 65% of assets in 1999. By 2003 they are expected to represent 78% of total household assets. In Europe, the effect is less pronounced, but still, wealthy individuals (in this case with more than EUR 500,000 of investable assets), are expected to represent 43% of total household assets by 2005, up from 35% in 2000. The combination of this growth in wealth with the increasing shift towards equity investments, will provide huge opportunities for the best, most global, asset managers. Those securities firms with large institutional franchises will experience significant growth servicing the expanding asset management industry. And of course, the concentration and growth of wealth will bring
9

The UBS Group
Strategy, Structure
and History

with it a huge demand for private banking services, providing a further opportunity for the current market leaders to grow their market share.
   All of UBS’s businesses are positioned to benefit from this increase in private wealth. UBS Asset Management is among the top five global asset managers, with an increasingly diversified range of investment styles. UBS Warburg has an extremely strong institutional client franchise  – only 20% of its revenues derive from corporate clients. And the combination of Private Banking and PaineWebber already gives UBS the largest and most balanced share of the global wealth market.

History and development of UBS

UBS was formed on 29 June 1998, by the merger of two of Switzerland’s leading banking Groups, Union Bank of Switzerland and Swiss Bank Corporation.

Union Bank of Switzerland’s history as a powerful force in banking began in the 1860s with the founding of the Bank in Winterthur and the Toggenburger Bank. In 1912, the merger of these two financial institutions resulted in the creation of the Union Bank of Switzerland. Subsequently, Union Bank of Switzerland developed primarily through internal growth, although it also made certain significant acquisitions such as the asset management firm Phillips & Drew in 1985.
Swiss Bank Corporation celebrated its 125th anniversary in 1997. It was incorporated in Basel in 1872 and its history can be traced back to the creation of “Bankverein” from six private banking houses in 1854. Swiss Bank Corporation’s expansion involved significant acquisitions, including:

–	O’Connor & Associates, a group of affiliated firms specializing in the trading of options and other derivative instruments, in 1992;
–	Brinson Partners, a leading institutional investment management firm, in 1995;
–	the investment banking and securities operations of S.G. Warburg Group, in 1995, and
–	Dillon Read & Co. Inc., a United States-based investment bank in 1997.

All the entities that have joined UBS have, regardless of their size, had a significant impact on its culture and ethos. O’Connor & Associates was a much smaller firm than Swiss Bank Corporation, but brought an affinity for technology, which has remained with UBS ever since, and a trading approach and risk management sophistication which still remains core to UBS today. The most significant benefit was the reverse cultural revolution O’Connor brought to SBC. This was quite deliberate; it transformed SBC and helped it move into the modern age in a dramatic way. Later mergers reinforced this pattern of cultural change, with S.G. Warburg bringing a deep and passionate client focus, and Brinson Partners redefining the asset management process.
This history of acquisition and openness to cultural diversity continues to be a key strength of the UBS Group. UBS is conscious of the importance of cultural change as a response to the growing challenges of the competitive global environment. The diversity of knowledge and experience offered by new acquisitions means UBS can import better corporate cultures, better ways of doing business and better insights.

In May 2000, UBS listed its Global Registered Share on the New York Stock Exchange (NYSE). On 3 November 2000, UBS transformed the scope and scale of its private client business in the US, through the merger with PaineWebber, one of the leading US wealth management firms. Like previous merger partners, we expect that PaineWebber will transform UBS; not just through increased US presence, but through the proven strengths in marketing, technology, product development and training that PaineWebber can now bring to all our private client businesses, leveraging PaineWebber’s skills to drive UBS’s European private banking strategy.

10

The Business Groups

The Business Groups
UBS Switzerland

UBS Switzerland offers comprehensive wealth management services for private banking clients from across the world, banking in Switzerland and in other financial centers. Our strategy is centered on the client advisor, combining strong personal relationships with a full range of products and services specifically designed for the wealthy client, supplemented by leading-edge technology. Within Switzerland, we also provide a complete set of banking and securities services for individual and corporate clients, focused foremost on customer service excellence, profitability and growth via multi-channel distribution. We are the leading bank in Switzerland.

UBS Switzerland

Reporting by Business Units

	Private and
	Corporate Clients		Private Banking		UBS Switzerland
CHF million
For the year ended	31.12.00	31.12.99 [1]	31.12.00	31.12.99[1]	31.12.00	31.12.99 [1]

Income	7,443	7,193	6,739	5,568	14,182	12,761
Credit loss expense	(759)	(1,050)	(25)	(21)	(784)	(1,071)

Total operating income	6,684	6,143	6,714	5,547	13,398	11,690

Personnel expenses	3,187	3,363	1,572	1,328	4,759	4,691
General and administrative expenses	1,058	1,123	1,336	1,185	2,394	2,308
Depreciation	419	384	89	76	508	460
Goodwill amortization	27	2	35	21	62	23

Total operating expenses	4,691	4,872	3,032	2,610	7,723	7,482

Business Group performance before tax	1,993	1,271	3,682	2,937	5,675	4,208

Cost/ income ratio (%)	63	68	45	47	54	59
Assets under management (CHF billion)	440	439	681	671	1,121	1,110
Headcount (full time equivalents)	21,100	24,098	7,685	7,256	28,785	31,354

1 The 1999 figures have been restated to reflect retroactive changes in accounting policy and changes in presentation. The Business Group reporting for 1999 has been rearranged to reflect the new business structure for the Group.

Organization structure

The UBS Switzerland Business Group is made up of two business units:

–	Private Banking; wealth management services
–	Private and Corporate Clients; banking for private individuals and commercial clients in Switzerland.

These two business units were brought together under a single management in February 2000, to benefit from the synergies available from the utilization of a common infrastructure in the domestic market and the potential for shared distribution and servicing of clients located outside of Switzerland. In addition, the centralization of core functions such as investment research and financial planning and wealth management, allows us to serve all UBS Switzerland’s client groups consistently, efficiently, to the highest standard, and without duplication.

e-Channels and Products

UBS Switzerland created a single “e-Channels and Products” business area in April 2000 to lead its e-banking activities and drive forward its e-commerce vision and strategy.

   This new business area is responsible for all electronic channels and products, as well as associated services and customer support centers. All revenues earned from e-banking activities are reflected in the results of the UBS Switzerland business units concerned and not within the “e-Channels and Products” business area which is run as a cost center. Its costs are shared between Private Banking and Private and Corporate Clients.

e-commerce strategy

e-commerce brings direct cost benefits to UBS Switzerland. Processing transactions which are entered online is less expensive and more efficient, and this is reflected in the new personal account charging structure introduced in Private and Corporate Clients in January 2001, which rewards clients for the use of electronic services.
   Cost savings are not our key focus however. UBS Switzerland aims to use e-banking to help perfect the client experience  – offering the information and services that clients want in the most convenient way, and increasing the personalization of their interface with the bank. Through this, UBS increases client retention, and increases the proportion of their savings and investments that clients hold with UBS rather than elsewhere. As internet usage increases, and the public becomes more used to transacting online, a top-class e-banking service can also encourage client acquisition.
   There is obviously a risk of conflict between UBS’s e-banking offerings and its traditional channels. However, despite the growth of online banking, UBS Switzerland has not experienced a significant level of cannibalization

The Business Groups
UBS Switzerland

of its revenues. Based on continuous monitoring of customer behavior online, UBS estimates that 80% of revenue-generating e-banking transactions during 2000 represented additional revenue, as the ease of transacting online leads clients to do more.

e-commerce highlights

UBS Switzerland’s internet offering continues to grow at a significant rate, as new functions and services are added and client acceptance of this convenient and easy to use distribution channel increases. The number of customers with e-banking contracts has risen during 2000 from 454,000 to 555,000. In December 2000, 22% of all payment orders processed by UBS Switzerland were initiated through e-banking, as were 14% of stock exchange transactions, up from 6% in December 1999.
   UBS Switzerland’s comprehensive free on-line financial information service, UBS Quotes, is an integral part of UBS’s e-commerce offering, acting both as a service for existing clients and a tool to attract new clients to the bank. UBS Quotes now has the broadest coverage of any free-access financial information system, with prices for more than 500,000 different financial instruments. It received an average of 22 million page views per month during 2000, up 60% from December 1999.
   UBS Switzerland’s e-banking solution is particularly noted for its integrated approach and seamless navigation, permitting rapid access to all e-banking offerings through a consistent user interface. Forrester Research’s “Best of Europe’s Net Banking” report, published in November 2000, ranked UBS e-banking as the number two internet bank in Europe, and in January 2001, BlueSky Rating, an independent provider of on-line broker ratings, named UBS e-banking as the best online broker in Switzerland.
   UBS aims to remain at the forefront of technical developments in e-commerce, where clear client benefits are obvious. During 2000 we became one of the first banks in the world to offer stock market transactions via mobile phones, with the launch in August of a WAP-based mobile-telephone banking service. In September 2000, we were the first bank in Switzerland to introduce a fully integrated business to business electronic bill presentment and payment system.
   UBS Switzerland has invested heavily in its e-commerce offering, and expects to continue to invest approximately CHF 100 million per year, to remain a market leader. UBS Switzerland will build on these strengths, and intends to further enhance its leading position by developing increased personalization of its websites and a broadened content offering.

The Business Groups
UBS Switzerland

Private and Corporate Clients mission is to further develop its position as the most profitable bank serving private and corporate clients in Switzerland. To achieve its objectives, Private and Corporate Clients has established a clear business strategy focused on creating additional value for its clients, and centered on providing integrated solutions incorporating world-class products and services.

Private and Corporate Clients

Business description and organization

The Private and Corporate Clients business unit of UBS Switzerland is the leading bank in Switzerland. It aims to provide our clients with optimal levels of convenience and service by continuously expanding our comprehensive range of alternative distribution channels, built around a successful e-banking offering, full-service ATM’s, customer service centers and more physical locations across Switzerland than any of our competitors. At the same time, we follow a program of business excellence to ensure that our operating infrastructure is efficient, cost effective and capable of supporting our overall objectives.

   Private and Corporate Clients is committed to providing its clients with innovative, personalized products, which consistently meet the highest standards, and to optimizing customer related processes.
   At 31 December 2000, this business unit had CHF 440 billion in assets under management and a loan portfolio of approximately CHF 155 billion. Private and Corporate Clients employs over 21,000 people.
   Private and Corporate Clients consists of six business areas, four of which have income generating activities (Individual Clients, Corporate Clients, Operations and Risk Transformation and Capital Management) and two of which provide essential support services (Resources and Information Technology).

Individual clients

This business area provides a comprehensive range of financial products and services for private clients, from residential mortgages to current accounts, savings products, wealth management and life insurance, combining UBS Group’s own products with best-in-class third-party products, through an open product architecture.
   At year end, Private and Corporate Clients had in excess of 4 million individual client accounts of which more than one-quarter related to affluent clients, with an account balance of between approximately CHF 50,000 and CHF 1 million. The trend towards growth in wealth is expected to benefit this key client group, and represents a significant opportunity  – providing the financial products and services necessary to support and attract this key segment is a clear focus. An example of this effort is the recent introduction of UBS Fund Solutions, which provides clients access to a quality-screened selection of third party and UBS investment funds. UBS Switzerland’s Investment Center selects a recommended list of funds on the basis of their asset allocation, past performance and the quality of their management. Individual clients and their client advisors then select the appropriate combination of these funds to meet the client’s investment philosophy and risk profile.
   Private and Corporate Clients also continues to promote its electronic services, both to

Assets under Management

	For the year ended

CHF billion	31.12.00	31.12.99	31.12.98

Individual clients	218	223	229
Corporate clients	217	212	178
Banks	5	4	27

Total	440	439	434

Assets under Management by Asset Class

	For the year ended

CHF billion	31.12.00	31.12.99	31.12.98

Deposit and current accounts	128	129	153
Securities accounts	312	310	281

Total	440	439	434

The Business Groups
UBS Switzerland

increase convenience for clients and to reduce costs. A new charging structure was introduced at the beginning of 2001, in which charges reflect more closely the type and cost of services used, rewarding customers who use low cost electronic alternatives such as e-banking and the extensive UBS ATM network. It is expected to further reduce the amount of routine transactional business carried out face to face or by phone to branches, giving client advisors more capacity, and allowing them to intensify sales efforts and enhance the quality of the advice they can offer.
   During 2000, we further expanded our range of alternative distribution channels and closed another 36 branches, bringing the total number of post-merger closures to 209. We believe that we are fast approaching the optimal number of physical locations required to adequately serve our clients, but will continue to develop the profitability of all our sites.

Corporate clients

Private and Corporate Clients’ corporate client list consists of some 160 top-tier companies, many of which are multinationals and whose needs include frequent use of the capital markets; approximately 7,500 large companies who require expertise in handling complex financial transactions, and some 180,000 small and medium size enterprises with specific needs related to business financing.
   UBS Private and Corporate Clients provides its corporate clients with a full range of banking products and services including traditional credit products, transaction services, structured finance and investment advisory services. In addition, and in conjunction with UBS Warburg, it is able to assist its clients in accessing the world’s capital markets. The Corporate Clients business area also supports promising Swiss-based enterprises by providing start-up financing, primarily in the form of equity participations, through its UBS Startcapital unit and the Aventic AG subsidiary.
   The Corporate Clients business area has also taken an equity stake in plenaxx.com, the first comprehensive B2B internet portal for small and medium sized enterprises (SME) in Switzerland serving as the hub for the daily internet activities of SME’s and their employees, and intends to further take advantage of the rapidly growing B2B marketplace during 2001 and beyond.

Operations

Operations provides transaction processing support to UBS Switzerland and to Swiss-based offices of other UBS units. This combined approach reduces duplication of efforts and ensures that synergies between the different units in Switzerland are fully realized.
   The Operations business area also provides payment and custodial services to approximately 1,800 banking institutions throughout the industrialized world and some 700 in emerging markets.
   Following the merger between UBS and SBC in 1998, and the tremendous efforts required to integrate the transaction processes of the combined bank, this unit is now focused on generating additional operating efficiencies and on realizing further economies of scale from the combined volumes of Private and Corporate Clients and Private Banking.

Risk Transformation and Capital

Management
This business area was formed in 1999 and has responsibility for clients with impaired or non-performing loans and for managing the risk in the Private and Corporate Clients’ loan portfolio. It is also responsible for optimizing capital utilization in UBS Switzerland, including equity participations, and works closely with Group Treasury and UBS Warburg on funding and other asset and liability management matters.
   During 2000, Risk Transformation and Capital Management began implementation of its portfolio management strategy, which focuses on providing advice to the client servicing business areas within Private and Corporate Clients. It also achieved a number of “firsts” in the Swiss market by working closely with UBS Warburg on key secondary market initiatives.
   At the end of the second quarter 2000, a special purpose vehicle, Helvetic Asset Trust AG (HAT), was created by UBS in order to securitize parts of the credit risk attached to a CHF 2.5 billion reference portfolio consisting primarily of loans to Swiss small and medium sized enterprises. This was the first domestic Swiss franc capital market transaction of its kind, in which the credit default risk, but not

The Business Groups
UBS Switzerland

the loan itself, was transferred to the capital market in the form of a fixed-rate bond. The bond, which offered a higher yield than was previously available on debt of a similar quality, was well received by the markets and was named as the “Swiss Franc Bond of the Year” by the International Financial Review. HAT is another indication of the way in which UBS seeks to implement innovative solutions by providing investors, both institutional and private, with attractive portfolio diversification opportunities while, at the same time, optimizing the risk/return profile of its credit portfolio.
   Risk Transformation and Capital Management also helped to reduce Private and Corporate Clients large exposure to the Swiss real estate sector by the creation and sale of two real estate companies, Impris AG and Nurestra SA.

Support areas

UBS businesses in Switzerland are provided with real estate, marketing, personnel and administrative services by the Resources business area and information technology by the Information Technology business area.
   During 2000, the Information Technology business area embarked on a program to replace aging and multifaceted IT platforms with a new architecture utilizing components which can be used across all business units in Switzerland. This standardization will help to provide efficient support for our multichannel distribution strategy, enhanced flexibility and the ability to more rapidly deploy new applications.
   During fourth quarter 2000, UBS Warburg’s mainframe computer system in Stamford, used for processing worldwide foreign exchange trading, was closed-down and the processing moved onto systems operated by the Operations business area in Switzerland. The integration of these systems not only allows for significant cost savings but also demonstrates the ability of UBS to work on a truly global scale, creating synergies through the utilization of common technical resources across its different business groups. Further consolidation is planned later this year, with the move of UBS Warburg’s London-based securities transaction processing system onto mainframes in Zurich.

Loan Portfolio by Loan Category

	For the year ended

CHF billion	31.12.00	31.12.99	31.12.98

Commercial credits	38	44	44
Mortgages	117	121	121

Total	155	165	165

of which recovery	15	21	26

Development in UBS’s Recovery Portfolio

CHF billion

Balance, 1 January 1998	29

Changes in 1998:
New recovery loans added	7
Settlement of outstanding recovery loans	(10)

Balance, 31 December 1998	26

Changes in 1999:
New recovery loans added	5
Settlement of outstanding recovery loans	(10)

Balance, 31 December 1999	21

Changes in 2000:
New recovery loans added	3
Settlement of outstanding recovery loans	(9)

Balance, 31 December 2000	15.0

The Business Groups
UBS Switzerland

Loan portfolio

At 31 December 2000, about CHF 117 billion (or 75%) of the CHF 155 billion loan portfolio in Private and Corporate Clients related to mortgages, of which approximately 84% were secured by residential real estate.

Recovery portfolio

Private and Corporate Clients’ impaired loans, which include non-performing loans, are transferred to the Risk Transformation and Capital Management business area to be managed by the Recovery Group, which specializes in working-out or otherwise recovering the value of those loans. At 31 December 2000, Private and Corporate Clients’ loan portfolio included approximately CHF 15 billion in this recovery portfolio. CHF 13.7 billion of Private and Corporate Clients’ year-end recovery portfolio was impaired and related to provisioned positions and positions which resulted from the weakness in Swiss commercial real estate markets during the 1990s. Total provisions of CHF 7.3 billion have been established against the portion of impaired loans not secured by collateral or otherwise deemed uncollectable. Approximately CHF 1.4 billion of UBS’s recovery portfolio was performing and unimpaired at 31 December 2000. The unimpaired loans included in UBS’s recovery portfolio are outstanding with counterparties for whom other loans have become impaired. No provisions have been established against these loans. UBS’s lending officers actively manage the recovery portfolio, seeking to transform the lending relationship with a goal of removing the loan from the recovery portfolio.
   Approximately two-thirds of the loans that were originally included in UBS’s recovery portfolio in 1997 have been worked-out and removed.

Credit quality

Private and Corporate Clients concentrates its lending activities on seeking out quality counterparties, rather than simply chasing increased market share. This, together with the continued implementation of risk-adjusted pricing, which differentiates loan pricing based on risk profiles, has led to improved credit quality and higher margins on UBS Switzerland’s lending portfolio, resulting in a more effective use of UBS’s capital.
   Further information on the credit portfolio can be found in the Credit Risk section of the Review of Risk Management and Control on pages 53 to 61.

Strategic initiatives

Strategic Projects Portfolio

One of the key aims of UBS when it was formed in 1998 from the merger of Union Bank of Switzerland and Swiss Bank Corporation, was to generate synergies and increased revenue opportunities from the integration of the two Groups’ Swiss based retail and corporate banking businesses. This has been a major and successful effort, which is still continuing.
   A number of initiatives covering both revenue generation and cost saving, intended to enhance profitability and exploit merger synergies, are included within our Strategic Project Portfolio and continue to show good progress. UBS believes that in the two and half years since the merger, these strategic projects have contributed significant earnings enhancement, some of which has been reinvested in growth initiatives such as e-banking.
   Our revenue enhancement initiatives include offering personalized client relationship management, based on the utilization of sophisticated data mining technologies in order to optimize advisory processes and maximize cross-selling opportunities. In addition, we continue to optimize our credit portfolio by implementing risk adjusted pricing, securitizing parts of the portfolio and realigning the balance of our exposures towards preferred risk classes. In order to meet the changing needs of our clients, we have also successfully launched a number of new products and services such as the Money Line flexible mortgage and UBS Fund Solutions.
   The Strategic Projects Portfolio also has a strong focus on costs, primarily through process reengineering in logistics and IT areas, the automation of credit processes, and the rationalization of infrastructure, including branch closures and alternative distribution channels.
   Our multichannel distribution strategy is aimed at reducing counter traffic and provid-

The Business Groups
UBS Switzerland

ing our customers with convenient alternative points of service, including our e-banking services. During 2000, we started implementing a two-zone concept in our branches, creating a cash services zone and a flexible advisory zone. We also continue to replace increasing numbers of traditional automated teller machines with sophisticated multifunctional BancomatPlus and Multimat machines which allow clients to perform core banking transactions 24-hours a day at strategic sites throughout Switzerland.
   UBS has also continued to close branches, reducing the duplication and redundancy in the network it inherited from its predecessor banks. 209 branches, or 38% of the pre-merger network had been closed by the end of 2000. The pace of branch closures is expected to slow-down this year as the number of branches approaches the optimal level necessary to service UBS’s clients effectively. However, UBS will not compromise the return requirements for its branch locations and will continue to evaluate each branch’s profitability in light of changing client demands and willingness to utilize alternative distribution channels.

The Business Groups
UBS Switzerland

UBS Private Banking’s mission is to provide customized solutions through a comprehensive range of financial products and services to wealthy private individuals. Caring for our clients is central. To achieve our objectives, we combine strong personal relationships with state-of-the-art technology and are committed to accessibility, quality and confidentiality.

Private Banking

Business description and organization

The Private Banking business unit of UBS Switzerland is the leading provider of private banking services in Switzerland and in other financial centers internationally. Its client advisors cater to the needs of wealthy individuals worldwide.

   As of 31 December 2000, the Private Banking business unit had CHF 681 billion in assets under management with slightly more than 21% of these managed on a discretionary basis. Private Banking employs over 7,000 people and conducts business in more than 60 locations throughout the world, with products and services tailored to the specific needs of different markets and client segments. Key banking centers outside Switzerland include London, Luxembourg, Monaco, Jersey, New York, Singapore and Toronto.
   Private Banking tailors its advice and products to the specific needs of its clients. Client advisors are organized by client market, which allows them to make best use of their extensive local market knowledge and to provide a high level of dedicated client focus. We also meet the needs of specialized client segments across regions, and have formed dedicated client advisor teams to serve entrepreneurs, executives, and sports and entertainment professionals.
   The Private Banking business unit consists of four business areas which maintain direct client relationships:

–	Europe, Middle East and Africa;
–	Overseas – including the Americas and Asia;
–	Swiss Clients – responsible for the domestic market;
–	Private Banks: six independently branded, but wholly-owned Private Banks: Cantrade, Banco di Lugano, Ferrier Lullin, Ehinger, Armand von Ernst and Hyposwiss,
and other areas which provide services to the rest of Private Banking:

–	Investment Center,
–	Investment Products and Services (IP&S),
–	Logistics.
As part of UBS Switzerland, Private Banking uses support services from the Private and Corporate Clients business unit, including its information technology platforms, securities and payment processing services and multichannel distribution platform. Private Banking also benefits from close cooperation with other parts of the UBS Group to help it provide its clients with a unique offering of global financial products.

Investment Center

The Investment Center, which started operations on 1 October 2000, is responsible for developing coherent and high quality investment strategies for the core investment products and services offered by UBS Switzerland. The strategies developed by the Investment Center guide the investment process through which the two business units manage private wealth and advise their clients on their global investment decisions. The strategies and advice developed by the Investment Center are primarily “buy-side” oriented. The Center filters and further analyzes research, sourced both from inside UBS and from complementary external providers, and transforms this into investment strategies and advice specifically suited to private clients. The Investment Center also controls the tactical asset allocation for active advisory products, the UBS Strategy Funds and for discretionary managed portfolios. It is central to UBS Switzerland’s new open architecture strategy, taking responsibility for the “screening” of third party investment funds for the new UBS Fund Solutions products.

Investment Products and Services

The Investment Products and Services business area includes the teams focusing on Active Advisory, Portfolio Management, Financial Planning and Wealth Management, and Credit Origination & Structuring. These units support the client-facing areas in delivering new, high quality products and providing active advisory services.

Logistics

This area manages Private Banking’s relations with other service providers within the UBS

The Business Groups
UBS Switzerland

Group, and provides additional IT and facilities management services where required.

Marketing, distribution, products and services

Private Banking’s client advisors are central to the delivery of services to Private Banking’s clients and retain primary responsibility for introducing new products and services to existing and prospective clients.

   Each business area is responsible for its own marketing activities, supported by a centralized UBS Switzerland marketing function, which is responsible for co-ordinating brand management activities, advertizing, market research, and for sponsoring and the preparation of standardized marketing materials.
   Private Banking is committed to leveraging UBS Switzerland’s e-solutions and rolling out these services globally, adapting them to meet local requirements. Private Banking’s e-strategy clearly places the client advisor at the center of the client relationship, with electronic channels providing complementary support and information. As well as offering UBS Switzerland’s e-banking solutions to its clients, Private Banking is actively involved in the development of a personalized interface between the client and UBS. In addition to access to the full range of UBS’s e-banking and information services, in a format designed by the client with his or her advisor, this will provide a direct channel between them for communication of advice and recommendations.
   Private Banking provides a full range of financial products and services, including:

–	financial planning and wealth management consulting, covering proprietary trusts and foundations, the execution of wills, corporate and personal tax structuring, art banking and numismatics, and tax efficient investments;
–	asset-based services such as portfolio management, custody, deposit accounts, loans and fiduciary products;
–	transaction-based services, such as trading, brokerage, and investment funds;
–	Private Banking also provides loan facilities to some of its clients. At 31 December 2000, outstanding loans amounted to CHF 28.6 billion, or 16% of UBS Switzerland’s gross loan book.

Strategic initiatives

Product initiatives

UBS is committed to developing an open product platform, widening the choices available to its clients by complementing its own range of products with the sale of top quality third party products through a screened open-architecture. During 2000, Private Banking has made significant progress towards this goal.
   In September 2000, Private Banking began offering GAM funds to its clients in Switzerland. GAM was acquired by UBS in December 1999 and is part of UBS Asset Management. Its business model is based on the belief that clients always deserve access to the best investment talent, and recognizes that this may not always be found in-house. GAM therefore operates a screened multi-manager program, giving access to the highest quality expertise in specialized areas. Private Banking clients now also have access to this investment talent.

Type of Engagement

	Assets under management

CHF billion	31.12.00	31.12.99	31.12.98

Advisory	535	517	437
Discretionary	146	154	142

Total	681	671	579

Asset class
Deposit and current accounts	63	59	50
Equities	187	196	148
Bonds	189	187	187
UBS Investment funds	104	119	93
Other	138	110	101

Total	681	671	579

The Business Groups
UBS Switzerland

  In December 2000, UBS Switzerland extended this idea with the launch of UBS Fund Solutions. This new product offers access to a pre-screened selection of “best in class” investment funds from a range of UBS and third party fund managers, helping clients obtain the best funds from a “confusing universe”.
   The entire population of funds available for sale in Switzerland is screened by the Investment Center using their expertise to select the best balance between performance and risk. Each individual client then receives a tailored sub-set of the screened funds, selected by their client advisor to suit their investment objectives and risk appetite, and pays an all-in “wrap” fee, based on the level of assets.
   Private Banking is also focused on generating increased asset-based revenues, which currently represent about 65% of total revenues, and further reducing its reliance on more volatile transaction fees. Two new products provided by the Active Advisory Team are designed to achieve this goal:

–	Active Portfolio Supervision (APS) in which a client receives investment recommendations whenever their portfolio breaches specified parameters; and
–	Active Portfolio Advisory (APA) which, in addition, provides direct access to a dedicated investment specialist and tailor-made strategies.
Both are structured advisory services based on an all-inclusive fee.

European wealth management

Through its merger with PaineWebber, UBS now has scale and excellence in two different traditions of serving private clients: the banking model, through Private Banking; and the brokerage model, through UBS PaineWebber. UBS is therefore uniquely positioned to combine these capabilities, giving its clients access to the best of both traditions, and the full range of its combined expertise, wherever they hold their accounts, whether in their home countries or internationally.
   As an important step towards this vision, UBS is bringing together its domestic and international private client businesses in Europe, and infusing the new combination with the spirit and expertise of UBS PaineWebber  – the key catalyst to build a successful future.
   UBS’s strategy is to build on its successful domestic private client businesses in the key target markets of Germany, the UK, France, Italy and Spain, by adding the skills and experience of the UBS PaineWebber team  –  in marketing, product innovation, training and technology  –  and by transferring knowledge and resources from UBS Switzerland’s International Private Banking business. Client advisors will be central to the success of our plans, and we see potential for increasing the number of advisors in this business at an average rate of 250 per annum over the next five years, obviously carefully tailoring that growth to the evolving market opportunities.
   The private banking industry will increasingly reflect the changing profile of high-net-worth individuals, emerging technologies and increased competition. Clients are taking a more active role in managing their wealth and are demanding more sophisticated products and a broader geographical range of services. They are focused on asset performance and allocation, quality of information and advice and extended availability of services, such as 24-hour, remote and internet access. More wealth now resides in the domestic markets where clients are domiciled, particularly in the form of equity and equity-linked investments, as capital markets become more developed. UBS believes that its unique mix of businesses positions it excellently to meet these trends.

The Business Groups
UBS Asset Management

UBS Asset Management provides asset management services and products to a retail and institutional client base across the world. We have a diverse range of investment management capabilities from the traditional to the alternative, with a core focus on price/value management. UBS Asset Management also provides investment fund products for the UBS Group and will increasingly widen its reach through third parties to individual clients outside the UBS Group.

UBS Asset Management

Reporting by Business Units

	Institutional		Investment Funds /
	Asset Management		GAM
CHF million
For the year ended	31.12.00	31.12.99 [1]	31.12.00	31.12.99 [1]

Income	1,301	1,099	652	270
Credit loss expense	0	0	0	0

Total operating income	1,301	1,099	652	270

Personnel expenses	631	458	249	58
General and administrative expenses	243	178	196	93
Depreciation	27	25	22	7
Goodwill amortization	173	113	90	0

Total operating expenses	1,074	774	557	158

Business Group performance before tax	227	325	95	112

Cost/income ratio (%)	83	70	85	59
Assets under management (CHF billion)	496	574	219	225
Headcount (full time equivalents)	1,728	1,653	1,132	923

[Additional columns below]

[Continued from above table, first column(s) repeated]

	UBS
	Asset Management
CHF million
For the year ended	31.12.00	31.12.99 [1]

Income	1,953	1,369
Credit loss expense	0	0

Total operating income	1,953	1,369

Personnel expenses	880	516
General and administrative expenses	439	271
Depreciation	49	32
Goodwill amortization	263	113

Total operating expenses	1,631	932

Business Group performance before tax	322	437

Cost/income ratio (%)	84	68
Assets under management (CHF billion)	522	598
Headcount (full time equivalents)	2,860	2,576

1 The 1999 figures have been restated to reflect retroactive changes in accounting policy and changes in presentation. The Business Group reporting for 1999 has been rearranged to reflect the new business structure for the Group.

Business description and organization

UBS Asset Management brings together all of UBS’s asset management businesses. Formed in February 2000, it was organized in two business units during the year:

–	Institutional Asset Management – one of the largest institutional asset managers in the world.
–	Investment Funds / GAM – one of the two largest fund providers in Europe and the seventh largest in the world. GAM is a diversified asset management group focused on private client portfolios.

In 2001, these business units have been combined and will no longer be reported separately.
   In February 2001, UBS PaineWebber’s asset management unit, Mitchell Hutchins, also became a part of UBS Asset Management. UBS Asset Management is headquartered in Chicago, with offices across the world.

Institutional Asset Management

Based on assets under management, Institutional Asset Management is one of the largest institutional asset managers in the world and particularly prominent in the United States, the United Kingdom and Switzerland. At 31 December 2000, Institutional Asset Management had CHF 496 billion in assets under management, including CHF 300 billion of institutional assets and CHF 196 billion of non-institutional assets, including the UBS Investment Funds.

   Institutional Asset Management markets its services under the UBS Asset Management umbrella, with two major sub-brands: Brinson Partners in the US, and Phillips & Drew in the UK. Institutional Asset Management will pursue growth opportunities in Continental Europe and Asia-Pacific and maintain its strong positions in the mature markets it serves in the United States, the United Kingdom and Switzerland.
   Institutional Asset Management operates a client-centric business model with strong local presence through regional business areas in the UK, Americas, Asia and Europe. A new specialized unit branded O’Connor, was formed in June 2000. Reviving the name of the derivatives business which became part of the Group in 1992, O’Connor focuses on alternative investment strategies designed to provide attractive risk-adjusted returns with a low correlation to traditional investments.

Clients

Institutional Asset Management has a diverse institutional client base located throughout the world. Its clients consist of

–	corporate and public pension plans;
–	endowments and private foundations;
–	insurance companies;
–	central banks and supranationals; and
–	financial advisors.

The Business Groups
UBS Asset Management

Assets under Management by Client Type

	31.12.00	31.12.99	31.12.98
CHF billion

Institutional	300	376	360
Non-institutional	196	198	171

Institutional Assets under Management by Client Location

	31.12.00	31.12.99	31.12.98
CHF billion

Europe, Middle East & Africa	160	185	202
The Americas	100	140	122
Asia-Pacific	40	51	36

Total	300	376	360

Institutional Assets under Management by Client Mandate

	31.12.00	31.12.99	31.12.98
CHF billion

Equity	89	125	115
Asset allocation	94	130	148
Fixed income	77	90	83
Private markets	40	31	14

Total	300	376	360

Marketing and distribution

Institutional Asset Management uses its longterm track record and strong client franchise to increase the penetration of its services with both new and existing clients. It is a full service institutional asset management firm, offering its clients a comprehensive range of research and investment analysis as part of its overall service and capability package.
   In consultant-driven markets, such as the United States and the United Kingdom, Institutional Asset Management relies on its strong relationships with the major consultants that advise corporate and public pension plans, endowments, foundations, and other institutions. It also dedicates resources to generating new business directly with large clients.
   Brinson Advisors, the former PaineWebber Mitchell Hutchins business, provides products and services to the wholesale intermediary market in the US, focusing on three core areas: quantitatively driven investments, short-term fixed income products and municipal securities.

Investment process and research

Institutional Asset Management’s client mandates reflect the very broad range of its capabilities, from fully discretionary global asset allocation portfolios to equity or fixed income portfolios with a single country emphasis, including alternative asset classes such as real estate, timber, and private equity. These portfolios are available through separately managed portfolios as well as through a comprehensive range of pooled investment funds.
   Within this wide range of capabilities, Institutional Asset Management’s core investment process is based on its efforts to determine and quantify investment value. Its method is to identify periodic discrepancies between market price and investment value and turn them to its clients’ advantage.
   Institutional Asset Management operates a global investment platform. Research and strategies are coordinated across regions, giving clients access to the whole of Institutional Asset Management’s expertise, wherever they are located.

Investment Funds

Investment Funds is the leading investment fund provider in Switzerland in terms of assets under management, and seventh largest in the world. As of 31 December 2000, Investment Funds had CHF 199 billion in assets under

The Business Groups
UBS Asset Management

Fund Category

	31.12.00	31.12.99	31.12.98
CHF billion

Asset allocation	48	44	35
Money market	44	46	45
Bond	36	40	43
Equity	60	53	36
Capital preservation	6	12	12
Real estate	5	6	5

Total	199	201	176

management, including CHF 9.3 billion in assets under management distributed through third-party partners. In addition, Investment Funds has a significant third-party fund administration business.

   Investment Funds has an extensive product range of approximately 159 funds.
   The continuing trend toward equity investments helped increase equity funds by 13% since the end of 1999, making it Investment Funds’ largest asset category, accounting for 30% of total volume. UBS Switzerland’s Investment Fund Accounts, which make it easy for clients to make regular savings in UBS Investment Funds, have grown in number by 57% to over 140,000 during 2000, with assets invested through them increasing by 20% to a total of CHF 3.1 billion at 31 December 2000.

Marketing and distribution

Investment Funds are distributed primarily through UBS Switzerland and UBS Warburg, with a minority of assets distributed through third-party providers.
   Investment Fund’s penetration of UBS Group’s existing client base is already very high, and the implementation of screened open architecture in UBS Switzerland will make sales within the group increasingly competitive. Investment Funds is therefore evolving towards an open, multichannel distribution architecture, in which an increasing proportion of its funds will be sold by third parties, outside the UBS Group.
   UBS’s intermediary strategy, funds@ubs, was launched in November 2000. It is designed to boost third-party distribution of our funds by providing a turn-key solution for distribution partners, including technical, administrative and operational support. The first implementation, in partnership with Lufthansa, provides Lufthansa Miles and More clients with access to UBS Investment Funds. A new web-site dedicated to Lufthansa clients provides investment education, advice on investment strategies and online decision support tools, and will provide automated online fund purchases. Over the coming months, UBS expects to announce similar joint ventures with other non-traditional intermediaries, using the same strategy and technical platform.
   Other distribution initiatives include establishing additional partnerships with financial intermediaries, developing direct electronic sale channels and leveraging Institutional Asset Management’s distribution efforts to better capture defined contribution opportunities for Investment Funds.
   UBS is also expanding its distribution in Asia, with the creation of a joint venture investment advisory firm to manage Real Estate Investment Trusts in Japan and the acquisition of a majority holding of Taiwan-based mutual fund provider, Fortune Securities Investment & Trust Company.

Investment process and research

The Institutional Asset Management business unit is responsible for managing almost all the investment funds offered by Investment Funds, other than some real estate funds. However, Investment Funds is responsible for managing its product range, which is tailored to meet the needs of individual investors, and for the development and marketing of individual funds.

Global Asset Management

Acquired in late 1999, Global Asset Management, or GAM, is a diversified asset management group with CHF 20 billion of assets under management, slightly over 600 employees and operations in Europe, North America, Asia and the Middle East. Its mandates include private client portfolios, over 230 mutual funds, and institutional mandates. GAM

24

The Business Groups
UBS Asset Management

operates under its established brand name within UBS Asset Management and continues to employ its own distinctive investment style.
   UBS Asset Management will increasingly leverage GAM’s range of mutual funds and its external manager selection process, in which it selects the best from over 4,000 third-party fund providers, to enhance the range of its investment styles and products. GAM products are now actively distributed by UBS Switzerland.

Marketing and distribution

GAM operates a client-centric business model with regional client acquisition and servicing responsibilities.

Investment process and research

GAM was founded in 1983 to give private clients “access to great investment talent”. As a result, its investment process is based on selecting the world’s leading investment talent, whether the manager selected for a particular fund or mandate is employed by GAM or an external manager. GAM has pioneered a unique and highly disciplined approach to identifying, selecting and managing external fund managers.
   An in-house team of investment professionals is responsible for managing the various internally managed mandates or funds, and also for creating external and multimanager mandates. Approximately 1,000 external managers are selected, using a quantitative database of 50,000 funds, and a qualitative database of over 4,000 investment managers. These are then subjected to detailed qualitative scrutiny to identify less than a hundred of the world’s most talented investment managers, whose talents are then used to create single and multimanager funds for use by GAM clients.
   The range of funds and mandates extends from traditional equity and bond funds to a comprehensive range of alternative investment funds.

Strategy

Industry trends and competitive positioning

UBS Asset Management operates in a business which is growing across all market segments and geographic locations, with Europe and Japan leading the way. The US remains the largest market on an absolute basis, but shows slower growth rates and a much more competitive environment than other regions.
   Externally managed pension assets constitute the majority of worldwide available institutional assets. The pension market is undergoing a shift from traditional defined benefit plans to defined contribution schemes. This is especially true in the US, while in other major markets defined contribution business is still in a relatively embryonic state. However, the need for pension reform is widely recognized.
   UBS Asset Management believes that it is strongly positioned to take advantage of this growing and changing market:

–	It has the reach to succeed in an increasingly global industry.
–	It has a multispecialist offering of diverse investment capabilities matched by very few companies.
–	It is one of very few investment management firms of its size with an equally strong institutional and mutual fund capability.

Investment performance

UBS Asset Management’s biggest challenge in recent years has been the relative under-performance of its core value-based investment style compared to growth investment styles. 2000 saw a reversal of this trend, with a retreat in technology stock valuations and generally difficult market conditions, and consequently significant improvements in UBS Asset Management’s performance relative to benchmarks and peers. UBS Asset Management has also invested in diversification of its investment approach, with the expansion of its growth capabilities and the very successful launch of O’Connor, its alternative investment business area. UBS Asset Management intends to further leverage the strengths of O’Connor and GAM to expand its range of investment capabilities and styles.
   UBS Asset Management will continue to develop the integrated global investment platform it created in 2000, increasing the coverage of its research in all major asset classes, broadening its search for future investment opportunities in alternative asset classes and committing to product innovation.
25

The Business Groups
UBS Warburg

UBS Warburg operates globally as a client-driven securities, investment banking and wealth management firm. For both its own corporate and institutional clients and for other parts of the UBS Group, UBS Warburg provides product innovation, top-quality research and advice, and complete access to the world’s capital markets. Through UBS PaineWebber, the fourth largest private client firm in the US, UBS Warburg provides advisory services and best-in-class products to a uniquely affluent US client base.

UBS Warburg

Reporting by Business Units adjusted for Significant Financial Events

	Corporate and
	Institutional Clients		UBS Capital		US Private Clients
CHF million
For the year ended	31.12.00	31.12.99 [1]	31.12.00	31.12.99 [1]	31.12.00	31.12.99

Income	18,033	12,529	368	315	1,225
Credit loss expense	(243)	(330)	0	0	0

Total operating income	17,790	12,199	368	315	1,225

Personnel expenses	9,284	6,861	142	105	955
General and administrative expenses	2,779	2,429	49	46	258
Depreciation	555	629	2	2	30
Goodwill amortization	149	134	2	5	1

Total operating expenses	12,767	10,053	195	158	1,244

Business Group performance before tax	5,023	2,146	173	157	(19)

Cost / income ratio (%)	71	80	53	50	102
Assets under management (CHF billion)					794
Headcount (full time equivalents)	15,262	12,694	129	116	21,490

1 The 1999 figures have been restated to reflect retroactive changes in accounting policy and changes in presentation. The Business Group reporting for 1999 has been rearranged to reflect the new business structure for the Group.

	International
	Private Clients		e-services		UBS Warburg
CHF million
For the year ended	31.12.00	31.12.99 [1]	31.12.00	31.12.99 [1]	31.12.00	31.12.99 [1]

Income	286	197	(1)	0	19,779	13,041
Credit loss expense	(4)	(3)	0	0	(247)	(333)

Total operating income	282	194	(1)	0	19,532	12,708

Personnel expenses	385	294	150	18	10,916	7,278
General and administrative expenses	188	187	134	18	3,408	2,680
Depreciation	30	25	35	3	652	659
Goodwill amortization	7	15	1	0	298	154

Total operating expenses	610	521	320	39	15,274	10,771

Business Group performance before tax	(328)	(327)	(321)	(39)	4,258	1,937

Cost / income ratio (%)	213	264			77	83
Assets under management (CHF billion)	33	36			827	36
Headcount (full time equivalents)	1,154	1,386	410	70	38,445	14,266

1 The 1999 figures have been restated to reflect retroactive changes in accounting policy and changes in presentation. The Business Group reporting for 1999 has been rearranged to reflect the new business structure for the Group.

Business description and organization

During 2000, UBS Warburg, was organized along the following lines:

–	The Corporate and Institutional Clients business unit is one of the leading global investment banking and securities firms, providing products and advice to institutional and corporate clients. The former capital markets business of Paine Webber Group Inc. is integrated into this business unit.

–	UBS Capital is responsible for the private equity investment of UBS and third-party funds in a diverse global range of private companies.
–	US Private Clients is the fourth largest private client broker in the US, operating under the brand of UBS PaineWebber.
–	International Private Clients provides private banking products and services for high net worth individuals outside the US and Switzerland who bank in their country of residence. During 2001, the European part of this business is becoming part of UBS Switzerland’s Private Banking business unit.
–	e-services.

26

The Business Groups
UBS Warburg

The global reach, breadth and diversification of Corporate and Institutional Clients direct access to investors is unique, and its relationship-enhancing technology is among the best in the world. Corporate and Institutional Clients aims to maintain its position as one of the leading global financial services firms, rivaling the top competitors both in terms of client franchise and profitability.

Corporate and Institutional Clients

Business description and organization

The Corporate and Institutional Clients business unit is one of the leading global investment banking and securities firms. Its diverse heritage has shaped a business with a truly global client base and culture.

   Corporate and Institutional Clients provides wholesale products and advisory services globally to a diversified client base, which includes institutional investors, corporations, sovereign governments and supranational organizations. It has a significant corporate client financing and advisory business and is one of the top-ranked providers for institutional clients.
   Corporate and Institutional Clients also manages cash and collateral trading and interest rate risks on behalf of the UBS Group and executes the vast majority of securities, derivatives and foreign exchange transactions for UBS’s retail clients. Corporate and Institutional Clients’ headquarters are in London and it employs 15,000 people in over 40 countries throughout the world.
   Following the merger with PaineWebber in November 2000, the capital markets business of PaineWebber was integrated into the Corporate and Institutional Clients business unit, expanding its capabilities in asset-backed securities, real estate, equity research, corporate finance and equity and fixed income sales. As well as this direct and immediate impact, the integration of PaineWebber also positioned UBS Warburg much more strongly as an employer of choice in the critical US investment banking market.

Business areas

At 31 December 2000, Corporate and Institutional Clients operated four main business areas, organized by the type of products and services offered and the nature of business risks: Equities, Fixed Income, Corporate Finance and Treasury Products.

Equities

The Equities business is a leading player in the secondary equity markets and in equity, equity-linked and equity derivative products for the primary markets. Primary areas of responsibility include

–	researching companies, industry sectors, geographic markets and macro-economic trends;
–	sales and trading of cash and derivative equity securities and equity structured products; and
–	structuring, originating, distributing and trading newly issued equity, equity-linked and equity derivative products.
A multi-local model, with membership on over 28 different stock exchanges and a local presence in 40 offices globally, gives unparalleled market access. UBS also participates in a number of electronic exchange ventures.

Fixed Income

The Fixed Income business structures, originates, trades and distributes a variety of fixed income, banking and structured products. It is also responsible for loan syndication and the core loan portfolio.
   The Fixed Income business serves a broad client base of investors and borrowers and offers a range of fixed income products and services, including

–	interest rate-based credit products, including loans and government bonds;
–	a variety of banking products, including structured finance and leveraged finance products;

Operating Income by Client Type

	For the year ended

% of total	31.12.00	31.12.99

Investment banking	21	23
Other income from corporate clients	4	5
Institutional clients and markets	75	72

Total	100	100

27

The Business Groups
UBS Warburg

Operating Income by Business Area1

	For the year ended

CHF million	31.12.00	31.12.99	31.12.98

Equities	10,429	5,724	3,253
Fixed income	2,969	2,464	(267)
Corporate finance	2,701	2,054	1,665
Treasury products	1,653	1,805	2,351
Non-core business	281	482	(96)

Total	18,033	12,529	6,906

1 Before credit loss expense

–	principal finance, which involves the purchase, origination and securitization of credit products;
–	sales of investment-grade, high-yield and emerging market bonds;
–	credit derivatives, including credit-linked notes and total return swaps;
–	derivative products; and
–	products structured to meet clients’ individual risk management needs.

Corporate Finance

The Corporate Finance business manages UBS’s relationships with large supranational, corporate and sovereign clients. It provides a variety of advisory services in areas such as mergers and acquisitions, strategic advisory and restructuring. The Corporate Finance business also provides primary capital markets and leveraged finance services, in co-operation with the Equity and Fixed Income businesses. Responsibilities include

–	mergers and acquisitions;
–	equity and equity-linked capital offerings, initial public offerings and other public and private equity offerings in conjunction with the Equities business area;
–	investment grade and high-yield debt offerings in conjunction with the Fixed Income business area;
–	leveraged debt offerings in conjunction with the Fixed Income business area; and
–	structured finance.

Treasury Products

Treasury Products serves institutional investors, banks, sovereigns, and corporate clients, as well as retail and wholesale clients of UBS’s other businesses. Treasury Products’ primary areas of responsibility include

–	sales and trading of foreign exchange (spot and derivatives), precious metals, short-term interest rate products and exchange-traded derivatives;
–	collateral trading, securities lending and repurchase agreements;
–	bank note sales and distribution; and
–	foreign currency research.
With effect from the beginning of 2001, the Treasury Products and Fixed Income business areas have been reorganized into two new areas, the Credit Fixed Income business area (the former Fixed Income business less interest rate derivatives and government bonds) and the Interest Rates and Foreign Exchange business area (the former Treasury Products business area, with the addition of interest rate derivatives and government bonds).

e-commerce initiatives

The institutional client business worldwide is rapidly moving to an electronic basis. Corporate and Institutional Clients is well positioned to capitalize on this trend. Recent e-commerce initiatives include

–	Investment Banking On-Line (IBOL). IBOL provides extensive functionality from a single home page with direct access to prices, research, trade ideas and analytical tools for UBS Warburg’s clients. Corporate and Institutional Clients delivers electronic research to over 5,000 clients and has signed up over 21,000 individual users. UBS intends to expand IBOL to include wireless and video links.
–	Electronic Transactions for Securities (ETS) and Electronic Transactions for OTC Products (ETOP). ETS and ETOP provide a further rollout of online order routing and trading capabilities for all securities, foreign exchange and derivatives products. 30% of all institutional orders are sent via the internet.

28

The Business Groups
UBS Warburg

–	Corporate Finance On-Line (CFOL). The CFOL initiative is intended to establish a secure connection for the exchange of transactional and pricing information with corporate clients to support the execution and origination of advisory mandates.
–	Debtweb. Using Debtweb, about USD 80 billion of primary market bond issuance was distributed online in 2000.
–	DealKey. Designed for primary equity investors, DealKey uses the web as an additional channel for the distribution of value-added information relating to current equity and equity-linked offerings and provides investors with the ability to communicate feedback and enter orders for all UBS Warburg’s current primary equity issues.

Providing superior advice will be key to the Corporate and Institutional Clients business unit’s future success. UBS believes its e-commerce initiatives enhance its ability to add value to clients, as well as allowing it to extract value from the scale of its core business processes. Corporate and Institutional Clients already processes 100,000 domestic and cross-border securities trades per day automatically, and has the capacity to increase this amount five-fold within the existing infrastructure.

Loan portfolio

UBS took a strategic decision during 1998 to reduce the size of its international loan portfolio, limiting exposures unless they directly supported core client relationships. UBS continues to avoid engaging in balance-sheet-led earnings growth, with the result that the size of its international loan portfolio has reduced considerably from the level recorded in 1998.

   See the Credit Risk section on page 53 to 61 for a more in-depth review of UBS’s credit portfolio and business, including a discussion of its impaired and non-performing loans.

Strategic initiatives

UBS Warburg is one of the few truly global content and advice providers for institutional clients, with a full range of products. The global reach, breadth and diversification of its direct access to investors is best-in-class. UBS Warburg will seek to extend these advantages, fully exploiting the added distribution potential and expanded capital markets capabilities brought to it by PaineWebber.

   UBS Warburg is among the leaders in the provision of innovative e-commerce and technology solutions to institutional clients, using these to strengthen the link between advisors and their clients. It will continue to expand and enhance its web-based technology solutions, in order to simplify distribution of information and execution, and provide individualized services, analytic tools and transparency to its clients. UBS Warburg sees technology as an enabling tool, allowing clients to benefit from the expertise and skills of its advisors.
   UBS Warburg intends to continue to expand its Equities business organically, investing in top quality staff to broaden its geographical and sector coverage, particularly in US cash equities, and building presence in key Asian markets. It will closely monitor the moves to consolidate European stock exchanges and clearing houses, to ensure that it retains current levels of market access.
   The merger with PaineWebber, which positions UBS Warburg more strongly as an employer of choice in the key US market, provides an excellent opportunity for UBS Warburg to grow its investment banking capabilities, through strategic hires in key sectors and regions. This approach has already generated some success, with recruitment of several senior investment bankers in the US in the second half of 2000 and early part of 2001. UBS intends to continue to grow its corporate franchise.
29

The Business Groups
UBS Warburg

Actively adding value, UBS Capital is one of the few private equity operations with a truly global presence.

UBS Capital

Business description and organization

The UBS Capital business unit of UBS Warburg is the private equity business of UBS.

   UBS Capital has increased the amount of its investments substantially in recent years with the book value of its investments increasing from about CHF 400 million at 31 December 1994, to about CHF 5.5 billion at 31 December 2000.
   UBS Capital has offices in London, Zurich, New York, São Paulo, Buenos Aires, Paris, The Hague, Munich, Milan, Singapore, Hong Kong, Seoul, Sydney and Tokyo and employs about 130 people.
   As a private equity group, UBS Capital invests primarily in unlisted companies, managing these investments over the medium-term to increase their value, and “exiting” the investments in a manner that will maximize capital gain. UBS Capital seeks to make both majority and minority equity investments in established and emerging unlisted companies, either with UBS’s own capital or through sponsored investment funds. Although the main focus of UBS’s investments is late-stage financing, such as management buyouts, expansion or replacement capital, a minority of the portfolio targets early stage investments in the technology and telecommunications sectors. UBS Capital generally targets medium-sized businesses with enterprise values in the range of CHF 75 million to CHF 1.5 billion.
   In addition to its international breadth, UBS Capital endeavors to differentiate itself from its competitors by working together with the management of companies it invests in over a three to six-year period to optimize performance.

Organizational structure

UBS Capital is structured on a country and sector basis and has fourteen individual teams covering over 30 countries. UBS Capital’s established local presence and expertise, coupled with the global reach of its operations, leads to the early identification of opportunities and their timely and effective development.
   UBS Capital’s teams are divided geographically between Western Europe, Asia-Pacific and the Americas. UBS Capital’s presence in the Asia-Pacific region started in Singapore and now includes Australia and new offices in South Korea and Hong Kong.
   In 1999, UBS Capital established two private equity investment funds in the Americas. One of these investment funds makes private equity investments primarily in North America, while the other investment fund makes private equity investments in Latin America. UBS is the largest investor in both funds.

Cooperation with the rest of UBS

UBS Capital collaborates with the Corporate and Institutional Clients business unit on deal execution and IPOs. It has incentive schemes in place to encourage referrals of potential business leads from the investment banking business and from private banking, for example where a private banking client who is an owner-manager of a business faces management succession problems.
   UBS Capital also provides fund products for sale to UBS’s private clients.

Investment portfolio

UBS Capital’s investment portfolio had a book value of approximately CHF 5.5 billion and a fair-market value of approximately CHF 6.9 billion at 31 December 2000.
UBS Capital has designed its portfolio to reduce risk exposure by

Investment Portfolio by Investment Stage

CHF million; all amounts are book values	31.12.00	31.12.99	31.12.98

Early stage	917	488	49
Late stage	4,632	2,505	1,735

Total	5,549	2,993	1,784

30

The Business Groups
UBS Warburg

Aging (based on date of initial investment)

CHF million; all amounts are book values	31.12.00	31.12.99	31.12.98

Pre-1994	65	89	112
1994	253	199	195
1995	272	308	282
1996	166	204	183
1997	520	496	450
1998	842	718	562
1999	1,490	979	–
2000	1,941	–	–

Total	5,549	2,993	1,784

Geographic Region (by headquarters of investee)

CHF million; all amounts are book values	31.12.00	31.12.99	31.12.98

North America	2,406	1,389	939
Europe	2,284	1,153	689
Latin America	381	217	123
Asia-Pacific	478	234	33

Total	5,549	2,993	1,784

Industry Sector (based on industry classification codes)

CHF million; all amounts are book values	31.12.00	31.12.99	31.12.98

Consumer related	1,023	610	400
Transportation	640	605	186
Communications	380	326	208
Computer related	819	282	109
Energy	190	167	153
Other electronics related	247	38	32
Other manufacturing	106	45	53
Chemicals and materials	106	23	52
Industrial products and services	1,361	635	436
Others	677	262	155

Total	5,549	2,993	1,784

–	geographically diversifying its portfolio and minimizing concentration of investment in specific locations;
–	diversifying by industry sector to obtain a good mix between manufacturing and services sectors;
–	investing a minority of the portfolio in early stage growth opportunities, such as technology and telecommunications; and
–	focusing on later-stage investments, such as management buy-outs of existing businesses.
At 31 December 2000, approximately 77% of the investment portfolio was three years old or less. Generally, investments are sold, and operating income recognized, between the third and the sixth year after the initial investment.

Investment process

UBS Capital concentrates on late-stage investments, believing that these have a better chance of producing superior risk-adjusted returns. At 31 December 2000, 83% of the book value of UBS Capital’s investments was late-stage at the time of investment.
   Investment opportunities originate from a variety of sources, including referrals from UBS Switzerland and UBS Warburg. UBS Capital’s investment policy concentrates on five aims:

–	negotiate an attractive entry price;
–	increase the company’s efficiency;
–	implement a sales growth strategy;
–	repay company debt and reduce leverage; and
–	achieve an exit at a higher multiple of earnings than the entry price.
Where appropriate, UBS Capital tries to participate actively with the management of companies it invests in, developing their businesses over the medium term (three to six years) in order to optimize their performance. UBS
31

The Business Groups
UBS Warburg

Capital’s exit strategies for the businesses include direct sales to strategic buyers, initial public offerings, leveraged recapitalizations and sales to other financial sponsors.

Strategic initiatives

Private equity funds

UBS Capital has committed to form private equity investment funds concentrating on each of four regions – Europe, North America, Latin America and Asia – which will provide opportunities for third-party investors to participate in investments made by UBS Capital and provide a larger pool of capital for its investments.
   In late 1999, UBS Capital launched a USD 1 billion investment fund targeting North America to which it has committed up to USD 500 million, and a USD 500 million fund targeting Latin America, which UBS has committed to fund fully with the option to permit third-party investors to commit up to 25%. Two new funds were also launched in Europe during 1999. Phildrew Ventures V, a GBP 330 million United Kingdom private equity fund, and CapVis Equity Partners, which, at CHF 300 million, is Switzerland’s largest private equity fund. Further funds are expected to be launched during 2001.
   To support its fund products, the private equity business is launching a marketing campaign during 2001 to build its public profile.

Industry trends

Superior returns and the widespread recognition of private equity as an alternative asset class has led to a substantial growth in private equity funds raised in recent years. The number and amount of private equity funds raised has exceeded the number and amount of attractive and available private equity investments. This has led to increased competition among investment banks, investment funds and insurance companies and decreased returns for private equity investors.
   In spite of the changing environment, UBS believes that opportunities for profitable investment will continue to arise in the private equity business. UBS believes this potential will be enhanced by a number of factors working in combination to produce a favorable business environment for astute market participants. These include the introduction of the euro and the resulting changes in the structure of business ownership in Europe, the worldwide trend of industrial consolidation, a growing awareness of the importance of shareholder value and the increasing need to solve succession issues in family-owned businesses.

New structure

During 2001, UBS will implement a unique new business model for its private equity business, designed to best capture the opportunities available from the growth of the international private equity market, and the strength of demand for the asset class.
   UBS Capital will increase the level of funding sourced from third parties, reducing its dependence on direct funding from the UBS balance sheet. To support this move towards wider participation, the new business model will center on the formation of an autonomous investment management firm known as a fund advisor. The fund advisor will be 80% owned by UBS Capital’s current management and 20% by UBS, and will adopt a new corporate identity towards the end of 2001.
   The explicit autonomy of this structure is particularly attractive to third-party investors, and fully in line with best market practice in the private equity industry. Combined with UBS Capital’s consistently impressive track record, it will provide a compelling investment proposition.
   The formation of the fund advisor will have a neutral effect on the earnings stream of UBS. UBS will remain a cornerstone investor in new funds, continuing to benefit from a strong commitment to this product. The new fund advisor will remain strongly affiliated with UBS. UBS’s private client and investment banking businesses will retain their close links to the private equity business. Individual clients will be supplied with a full range of proprietary private equity products, while maintaining complete freedom of choice to select private equity investments from other providers. UBS Warburg will continue to benefit from IPO and M&A referrals.
   In tandem with supporting this new business model, UBS has raised its target overall commitment to private equity investment from CHF 5 billion to CHF 7.5 billion.
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UBS Warburg

The newest member of UBS, US Private Clients, operating under the UBS PaineWebber brand, is a growth firm in a growth industry.

US Private Clients

Business description and organization

Operating under the brand name UBS Paine Webber, US Private Clients is the fourth largest private client business in the US, with one of the most affluent client bases in the industry. Its 9,000 financial advisors provide a full range of wealth management services to some 2.1 million affluent households in America. Its focus is on households with investable assets in excess of USD 500,000, the segment with the largest, fastest growing pool of assets in the US.

   US Private Clients was formed from the combination of the Private Client, Insurance and Transaction Services groups of PaineWebber, with the US business of the former UBS Warburg Private Clients business unit. From the date of the merger with PaineWebber until the start of 2001, it also included Mitchell Hutchins, Paine Webber’s asset management arm, which has since been transferred to UBS Asset Management.

Marketing, products and services

UBS PaineWebber financial advisors are key to its client relationships, supported, but never replaced, by its top class online services. Financial advisors build and maintain strong relationships with their clients, taking the time to understand their financial objectives and risk appetite, in order to help them select the specific products and services they need. They also form the frontline in client acquisition, responsible for developing relationships with prospective investors and converting them into UBS PaineWebber clients. UBS PaineWebber’s financial advisors are based in 383 offices across the US, with representation in every major region.

   Financial advisors’ individual efforts are backed up by sophisticated and long-running marketing and advertising campaigns, featuring the long famous tag-line “Thank you, Paine Webber”, and now its revised version “UBS Paine Webber, Thank you”.
   This new tag-line reflects the introduction in March 2001 of the new brand, UBS PaineWebber. The decision to introduce the new brand so soon was taken in the light of the smooth progress of the PaineWebber integration and the benefits of interlocking UBS and PaineWebber. The new name is designed to underscore UBS and PaineWebber’s complementary strengths and to reinforce the benefits of the merger to clients, financial advisors and other employees. UBS PaineWebber reflects PaineWebber’s place as a core influence on UBS’s future.
   US Private Clients’ financial advisors are backed up by comprehensive online capabilities, centered on UBS PaineWebber Online Services. Launched in 1997, this now reaches 352,000 client households, representing more than USD 223 billion in assets at year-end 2000. The system provides a wealth of information and analysis to each client, about their accounts, the markets and stocks they might want to invest in, and gives them a convenient means to keep in touch with their financial advisor. It also provides a range of trading, bill payment and other transactional tools. Each client and their client advisor has the opportunity to customize these services, extending the advisory relationship online, and empowering the client to make more confident decisions.
   UBS PaineWebber provides a full range of wealth management services, including:

–	financial planning and wealth management consulting;
–	asset-based and advisory services such as discretionary and non-discretionary portfolio management, money market accounts, loans and fiduciary products; and
–	transaction-based services, such as securities brokerage.

It covers the full range of products available to private clients, including purchase and sale of securities, option contracts, commodity and financial futures contracts, fixed income instruments, mutual funds, trusts, wrap-fee products, alternative investments and selected insurance products.

   In addition the Transaction Services group provides prime brokerage and securities lending to major US and international investment
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The Business Groups
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firms, and execution and clearing services to correspondent broker-dealers across the US.

Strategic initiatives since the merger

UBS Private Clients remains clearly focused on increasing its market share of US household financial assets, by leveraging its broad domestic distribution capabilities and building the strength of the new UBS PaineWebber brand.

Emerging wealth

Employee stock option plans are a major source of new wealth creation in the US. To help address this large potential market, UBS PaineWebber launched a major initiative at the end of 2000, to significantly expand its already successful stock option finance business through the formation of Corporate Employee Financial Services.
   Corporate Employee Financial Services features dedicated distribution, technology and service groups whose goal is to capture a larger share of the management and administration of the USD 1 trillion of stock options awarded to corporate executives in the US. UBS PaineWebber already provides these services to well known companies such as Cisco, Enron, General Electric and Texas Instruments, whose 300,000 option holders together own more than USD 70 billion of in-the-money stock options managed by UBS PaineWebber.
   The opportunity for UBS PaineWebber is twofold: to administer employee stock option services for additional Fortune 1000 and major international corporations, and simultaneously to offer the highest levels of online and personalized service through its financial advisors to the employees of those companies.
   When properly co-ordinated, the combination of these services will allow UBS PaineWebber not only to execute option exercises, but also to capture clients as long-term investors, managing the wealth they have generated.
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UBS Warburg

The PaineWebber merger is a transforming partnership for UBS, not just in the US, but through the strengths that UBS PaineWebber can bring across the private client businesses.

International Private Clients and e-services

International Private Clients

During 2000, our International Private Clients business unit provided private banking products and services for high net worth clients outside the US and Switzerland, banking in their country of residence. The business has offices in Germany, France, Italy, Spain, the United Kingdom, Japan and Australia. It provides wealth management products and services tailored to the specific cultural, legal and regulatory environment of each country.

e-services

The e-services initiative made good progress during 2000, successfully creating the technology backbone for our renewed efforts in European domestic private banking.

   However, as a result of the merger with PaineWebber, UBS now has a unique opportunity to target the market for wealthy clients in Europe with an enhanced, advisor-centered wealth management service, taking advantage of the transforming potential of UBS PaineWebber’s expertise and award winning online services. As part of this strategy, the e-services proposition has been integrated with our other wealth management businesses. UBS no longer plans to target the “mass affluent” segment separately.

European Wealth Management

Following the PaineWebber merger, UBS now has scale and excellence in two different types of private client business: the brokerage model, through UBS PaineWebber, and the banking model, through Private Banking. It is therefore uniquely positioned to combine these capabilities to provide a complete range of wealth management services to its clients. With this combination UBS can meet all the needs of a sophisticated clientele, whether banking in their home country or internationally.

   As an important step towards this vision, UBS is bringing together its domestic and international private client businesses in Europe. The International Private Clients business unit will therefore cease to exist, with its European businesses being transferred to UBS Switzerland’s Private Banking business unit.
   UBS’s European strategy will focus on wealthy clients, with client self-segmentation based on content and pricing, and services designed primarily for those with more than EUR 500,000 of investable assets.
   Our domestic banking efforts will be centered on Germany, the UK, France, Italy and Spain, a scope that covers about 80% of Europe’s investable assets, while our international offering will continue to be pan-European. We intend to extend the single brand, UBS Private Banking, from the top international private banking brand, to become the top wealth management brand within each of our targeted countries.
   UBS is clearly committed to open architecture and the provision of a full range of best-in-class investment products to all our clients. Client advisors will help to structure the appropriate range of products for each client, building portfolios to reflect their investment objectives and risk criteria. This advice-centered approach will be supported by online systems which combine the best of UBS PaineWebber’s client interface technology with the core banking system developed by the e-services initiative.
   UBS PaineWebber’s top-class abilities in marketing, product management and innovation, technology, and training will be deployed as the key catalyst for our European businesses. UBS will accelerate the positive momentum of the existing domestic business, transferring knowledge and resources from the Private Banking business unit to add to the 170 existing advisors in 17 local offices in Europe, and supplementing them with a program of new hires.
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Corporate Center

Our Business Groups are managed together to optimize shareholder value  –  making the whole worth more than the sum of the parts.

Corporate Center

Reporting by Business Units adjusted for Significant Financial Events

	Corporate Center
CHF million
For the year ended	31.12.00	31.12.99[1]

Income	358	372
Credit loss recovery	1,161	448

Total operating income	1,519	820

Personnel expenses	490	548
General and administrative expenses	281	385
Depreciation	320	366
Goodwill amortization	44	50

Total operating expenses	1,135	1,349

Business Group performance before tax	384	(529)

Headcount (full time equivalents)	986	862

1 The 1999 figures have been restated to reflect retroactive changes in accounting policy and changes in presentation. The Business Group reporting for 1999 has been rearranged to reflect the new business structure for the Group.

Aims and objectives

UBS’s commitment to an integrated business model remains as strong as ever. UBS is not merely a holding company. It is a portfolio of complementary businesses, managed together for optimal shareholder value, where the whole is worth more than the sum of its parts.

   UBS’s Business Groups are accountable for their results and enjoy considerable autonomy in pursuing their business objectives  –  hence the need for a strong Corporate Center, with the mission to maximize sustainable shareholder value by co-ordinating the activities of the Business Groups. It ensures that they operate as a coherent and effective Group with a common set of values and principles. To perform its role, Corporate Center avoids process ownership wherever possible, but instead establishes standards and principles, thereby minimizing its own staffing levels.

Functions

Finance and Risk management and control

Corporate Center includes the Group’s accounting, treasury and risk management and control functions. These teams are responsible for safeguarding UBS’s long-term financial stability by maintaining an appropriate balance between risk and rewards, so that the Group is competitively positioned in growing market places with an optimal business model and adequate resources.
   Further details of risk management and control policies and Treasury activities can be found in the Risk Management and Control, and Asset and Liability Management sections of this Handbook.

Group Controlling

Group Controlling is responsible for devising and implementing integrated and consistent controlling and accounting processes throughout the Group, in order to produce the Group’s regulatory, financial and management accounts.

Group Communications and Marketing

The Group Communications and Marketing function is responsible for the effective communication of our strategy, values and results to employees, clients, investors and the public, and for building the UBS brand worldwide.

Group Human Resources

Group Human Resources mission is to make UBS a global employer of choice, able to attract, develop, motivate and retain top talents by establishing standards, principles and procedures for performance evaluation, compensation and benefits, graduate and professional recruitment, training and development.

Legal and Compliance

Legal and Compliance protects UBS’s reputation by managing its legal, compliance and regulatory affairs.
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UBS’s performance measurement framework considers the creation of value for shareholders and other stakeholders in a more explicit way than traditional profit-based measures. UBS believes that the measurement of value creation can only be effective in the context of a comprehensive value-based management (VBM) process which is truly embedded in its management decisions, and consistently applied across the organization.

Value-Based Management
UBS’s value-based management (VBM) framework supports value-based decisions, performance assessment and external communication. The heart of the framework is a process for monitoring the development of the value of the Group and its constituent businesses, based on the identification of the fundamental drivers of value creation.

Overview of objectives and process

The aim of VBM is to create an understanding of the sources and drivers of value within all of UBS’s businesses, and to integrate this understanding into its management processes and principles, translating the value creation mindset into action. The diagram below summarizes the VBM processes.

   Value-based business decisions: To ensure that UBS’s actions are value-enhancing, the Group evaluates strategic initiatives, acquisitions and investments on the basis of the impact of their earnings potential and the inherent risk on shareholder value. Funding and capital resources are only allocated to business plans and projects that are expected to create value on a sustainable basis.
   UBS benchmarks the internal assessment of a project’s potential against analysts’ and investors’ expectations. The Group also assesses and manages the risk of current and planned business strategies by analyzing the impact of long-term industry and macro-economic trends on value.
   Performance assessment: Performance measures are designed to communicate the extent to which value has been created: both the value derived from actual performance during the current reporting period and the value of future growth prospects resulting from tactical and strategic positioning.
   External communication: Value creation is the focal point of our communication to investors and analysts. The analysis and interpretation of sources of valuation gaps provides valuable evidence of the external evaluation of our internal plans.

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Measuring value creation

Measuring value creation at the Group level

The fundamental assumption underlying the VBM framework is that the creation of sustainable value is the primary objective of business activity. By emphasizing sustainable value creation, UBS considers the interests of both its shareholders and other important stakeholders such as employees, clients and regulators. The framework views the management as fiduciaries of shareholder wealth. They are responsible for generating adequate returns on a risk-adjusted basis through strategic decisions and their effective implementation.
   To ensure long-term success, a company must provide its owners with a total return greater than its risk-adjusted cost of capital. For the shareholders, the total return on their investment is a combination of dividends, capital repayments and share price appreciation over a specific period. Share price development is therefore a very important indicator of value creation at the corporate level, since it reflects the assessment by investors of current performance, of the ability of management to define, communicate and implement innovative and compelling strategies for the future and of the level of strategic risk those plans involve.

Measuring value creation at the business unit level

The share price is a useful indicator of the value creation performance of the Group, but it cannot be used to evaluate the performance of business units. As business units are not listed on any stock exchange, UBS needs a measure that corresponds to the total return on shares but is applicable to business units. For this, UBS has chosen fair value and total return on fair value as the most suitable measures of value creation.
   The starting point in assessing value creation for a business unit is thus to assess its fair value, i.e., the theoretical value of the current franchise and associated earnings potential as well as the resources the business unit management has been entrusted with.
   By relating realized cash earnings and the incremental value of strategic plans and investments to the initial fair value, we then calculate the total return on fair value of the business unit. Actual total return is compared to the business unit hurdle rate, which represents the minimum required return for a given level of business risk.
   Technically, fair value is calculated as the sum of all future discounted free cash flows, which correspond to earnings adjusted for investments and depreciation. The discount rate reflects the financial and business risks of the unit and is also the targeted total return on fair value (the business unit hurdle rate). Discount rates are derived from historical market data using the capital asset pricing model (CAPM), which yields discount rates that account for the undiversifiable (systematic) risk of the business. Since our business units are not listed on any stock market, their cost of equity is inferred from stock market data of listed competitors and peers.

Generated free equity

An important difference between a financial institution and industrial firms is that borrowing and lending form part of everyday business activities and are not used merely for financing and placement of excess liquidity. This makes the traditional definition of cash flow, as used in industrial firms, difficult to apply to a bank. In addition, banks face regulatory constraints in the form of capital adequacy regulation, which reduce their discretion to determine and implement an optimal capital structure.
   In view of these differences, free cash flow for banks is generally defined as residual cash, after investments and after all claims from debt holders (interests and amortization) have been serviced. UBS has dubbed this measure “Generated Free Equity” (GFE) as it is the amount that can be either reinvested or returned to shareholders via dividends and share repurchases. UBS uses GFE in the calculation of its fair value and the total return on fair value.
   GFE is the sum of adjusted net profit after tax adjusted for significant financial events and change in regulatory equity requirements.

The VBM process

The implementation of a comprehensive VBM framework in a large organization like UBS is a complex task and the full benefit of it will only materialize over time. To be truly effec-

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tive the VBM framework must become an integrated part of key management processes, such as the formulation and evaluation of strategic plans and investments, the measurement and evaluation of performance, and the definition of criteria for performance related compensation.

Value drivers

In order to have an operational tool for analyzing the extent to which current and projected performance contribute to sustainable value creation, UBS has identified value drivers for each business unit, relating to revenue, cost and investment. Net new money growth and average margins on assets are examples of typical revenue drivers for the private banking and asset management businesses.
   The analysis of the future development of value drivers extends beyond the standard business plan horizon of three years to consider the potential impact on value of long-term industry and macroeconomic trends, and constitutes an important input in the evaluation of strategic options.
   Internal value driver projections and valuations are benchmarked against external assessments and the expectations of the stock market and leading analysts and against performance of key competitors. They are also subjected to a sensitivity analysis, both to understand the sensitivity of the valuation to assumptions, and to test the impact on value of failing to meet plans. Together these measures help to avoid the risk that over-optimistic planning might distort the VBM process.

Value-based decisions in strategic planning

During 2000, the business units of UBS have begun to complement their standard business plans and budgets with explicit targets for key value drivers. Equity expenditures (investments and incremental working capital), which are required to increase or sustain current operating levels, are explicitly considered via their effect on generated free equity.
   The impact of business plans on valuation is analyzed on the basis of the internal value driver targets and long-term forecasts on the development of value drivers beyond the planning horizon. The valuation analysis considers the views on sector and macro-economic development of neutral internal and external experts and the impact of worst case scenarios.

Value-based decisions and strategic risk

UBS considers strategic risk, such as the failure to recognize changing customer priorities, the failure to recognize opportunities and threats from emerging technologies and business models or the failure to define and implement innovative, compelling value propositions for customers and investors, as the major challenge in today’s competitive environment.
   In order to meet this challenge, companies need to implement systematic and rigorous tools and processes (as has already been done in the case of market, credit and operational risk control) to identify and manage strategic risk. Valuebased analysis constitutes a key input for assessing and addressing strategic risk.
   In parallel with the changes in planning and investment appraisals, UBS has introduced a new value report. This quarterly report to management tracks actual generated free equity and the development of value drivers and also measures total return on fair value, which includes the incremental impact of new business initiatives. In addition, the value report contains a section which analyses the source of gaps between internal valuation and market capitalization and between internal valuation and leading external analysts’ valuations of business units.

Compensation

A key aspect of a comprehensive VBM framework is compensation. The objective of value based compensation is to reward sustainable shareholder value creation. Managers and employees should receive an appropriate share of the value created in order to align their interests to the interests of shareholders. As with all other professional services organizations, human resources costs in banking are the single largest operating expense. As a result compensation is a highly sensitive area, where market practice and cultural considerations need to be taken into account.
   Total return on fair value and the development of value drivers are very powerful measures for compensation and UBS currently is in the process of developing methods to include the VBM measures in its compensation scheme. However, UBS believes that compensation should never be formula driven, so,
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while these measures will become important inputs, they will not replace managerial judgement in determining compensation levels.

External communication

Although VBM is essentially an internal management tool, it can also provide useful information for investors and analysts. Future public disclosure will therefore contain further quantitative information on the development of key value drivers.

Conclusion

UBS believes that the focus on value drivers in planning and performance tracking is the most effective and efficient way to direct the organization towards building value. It also allows the linking of compensation to the key drivers of sustainable profitability in a pragmatic way. Value based management combines the analysis of current performance with the analysis of future earnings potential. This increases management’s focus on strategic risk and further improves UBS’s ability to create sustainable value.

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Brands are becoming formal assets that provide tangible benefit. In free and fiercely contested markets, they are a vital communication tool for attracting target clients. Nowhere is this more so than in the competitive market of financial services providers. UBS is responding to this challenge with integrated brand management and a clear brand strategy, with responsibility for brand equity taken at the highest level.

Brand Strategy at UBS

Brands are increasingly important in the financial services industry

Until recently, banks seldom went far beyond national borders. Clients did not shop around for a financial advisor, but were directed towards prestigious companies through word-of-mouth and often remained loyal to these institutions throughout their whole lives. As a result of this privileged market position, financial services providers deliberately cultivated an image of discretion and exclusivity.

   The easing of regulatory restrictions, increased transparency of services and a shift to more consumer “activism”, has led to a dramatic increase in competition, making it much easier for new players to enter the financial markets, significantly expanding choice and turning the previously restricted world of privileged providers into a buyer’s market. Today, customer loyalty has weakened, and clients can change products and providers more easily than before. A new generation of wealthy clients is increasingly comfortable using the media to collect information on financial matters, often in the form of advertising and marketing messages. Clients increasingly select companies and products based on image and perception. Strong brands with a well-articulated and attractive message are becoming a crucial competitive factor in this type of environment. In a survey of American banking clients, at least 80 percent of those questioned said that the influence of brand was “fairly important” to “extremely important” in their choice of financial products.

A brand strategy for highly competitive financial markets

A strong and familiar brand with a clear profile offers the client focus and security, giving the company sustained competitive advantage. A firm such as UBS formed through merger and with a portfolio of legacy brands, faces particular challenges. UBS has therefore refined its brand strategy and, in July 2000, launched a brand campaign concentrating on the UBS brand as the focus for the entire UBS Group.

UBS’s brand identity

The only brands that make an impression amid the current flood of information and frenzied pace of communication are ones that are strong and communicate a clear message. Defining the brand message is therefore crucial to the success of brand communication.
   The Group’s global reach, technology excellence, sophisticated products and services, integrated business platform and strong focus on advice are ideal brand attributes. “Partnership for success”, the core message of the UBS corporate brand, reflects these strengths. UBS’s brand stands for success through partnership: partnership with the outside world, partnership with our clients, partnership with shareholders, partnership with investors, but also partnership within UBS, thanks to the close co-operation that exists between the individual business areas.
   Supporting this core message are a number of subsidiary associations. The UBS brand also stands for “value added solutions” and transparency of benefits and price. Furthermore, it symbolizes the committed and motivated employee and embodies the collective power of the UBS Group which comes from the combination of services provided by a wide range of business units. And finally, the brand conveys the trust which is associated with characteristics such as quality, reliability, security, stability and sense of responsibility.

Worldwide brand campaign

The UBS brand with its powerful message was positioned in the major markets through a worldwide campaign during 2000. The core message, “The Power of Partnership”, is based on a concept which can be applied across the board for all Business Groups, service and product categories. The pictures from the campaign symbolize the way to success through partnership.

UBS’s systematic approach to branding

UBS’s systematic approach to branding is based on a corporate brand and a limited number of subsidiary business brands.

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   The corporate brand identifies the Group as a whole and reflects its values. It is aimed at steering clients towards the company when they make market decisions. Its visual appearance is determined by design guidelines which are binding, company-wide.
   As a general rule the business brands (such as UBS Warburg) are strongly linked to the corporate brand. They represent the individual business units and subsidiaries with their range of products and services, with the linkage reflecting the benefits offered by UBS as an integrated financial services group.
   For jurisdictional or strategic reasons, such as identification of an asset management style, other business units may have a “some link” or a “no link” status, though the medium-term plan for brand development clearly focuses on a smooth transition from the current brand portfolio to a single brand. Finally there are also simple word brands for products and services, like KeyClub or Fund Solutions.

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UBS aims to maintain best-in-class environmental standards in all that it does.

UBS and the Environment

Introduction

UBS strives to be among the leaders in all its businesses, but will only succeed if it anticipates longterm opportunities and risks. UBS is convinced that it is not only financial market trends and political developments that will shape its business, but to an increasing extent environmental conditions and social expectations as well. This section describes briefly how environmental aspects affect UBS’s shareholder value in the Group’s different areas of activity. Further details are available in UBS’s Environmental Report 2000, which is available at www.ubs.com/ environment.

   UBS takes its responsibility towards its clients, shareholders and employees seriously. It believes that its international prominence confers “role model” status, and that its long-term success will only be guaranteed if the long-term consequences of all its actions are seen to be beneficial. For UBS it is self-evident that the Group should take as much care of natural resources as it does with the assets its clients entrust to it. A precondition for this is a forward-looking assessment of the environmental impact of the Group’s actions.
   This is why UBS aims to observe international environmental standards in all that it does – not only with respect to its own conduct but also in terms of the transactions it finances. UBS’s commitment to the environment is underpinned with a professional environmental management system.
   UBS views the ISO 14001 certification awarded to its environmental management system as the first important step towards comprehensive independent assessment of the corporate responsibility which it embodies in its corporate culture. During 2001, UBS will create a Corporate Responsibility Committee composed of Board, GEB and GMB members which will be responsible for corporate social responsibility issues, for supervision of the Group’s adherence to relevant international standards, and for developing appropriate reporting in this area.

UBS  –  committed to sustainability

UBS’s environmental policy

UBS’s environmental policy has been approved by the Group Executive Board. The following extracts outline the key points of the policy.
   Environmental protection is one of the most pressing issues facing our world today. Consequently environmental issues are a challenge for all companies in all sectors. UBS regards sustainable development as a fundamental aspect of sound business management.
   UBS is committed to continuing the integration of environmental aspects into business activities.
   We seek to build shareholder value by taking advantage of environmental market opportunities. At the same time, we will incorporate due consideration of environmental risks into our risk management processes, especially in lending and investment banking.
   We will actively seek ways of reducing the environmental impact to air, soil and water from our in-house operations. The main focus is the reduction of greenhouse gas emissions.
   We seek to ensure the efficient implementation of our environmental policy via an environmental management system which includes sound objectives, programs and monitoring.

The UN Global Compact and the UNEP

Bank Declaration  –  a global
commitment
UBS has undertaken to comply with the UN Global Compact principles proposed at the 1999 World Economic Forum in Davos. These principles set out the framework in which a company can help ensure sustainable development worldwide. In addition to protecting the environment, the nine principles deal with aspects such as respecting human rights and workplace rights.
   UBS was one of the first signatories of the UNEP Bank Declaration and is helping to shape further developments through its role on the Steering Committee for financial institutions.
   UBS does not just acknowledge these principles in theory, but takes concrete action to
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turn them into reality. Internally, compliance with social standards is a day-to-day reality within human resources. UBS is aware, however, that in the financial services industry the main focus of corporate social responsibility must be on client relationships. Financing transactions and managing assets for clients whose activities are seen as socially irresponsible can lead to financial and regulatory risks for the Group, and damage its reputation. UBS seeks to avoid these risks through the application of the highest standards of probity, and through its involvement in initiatives such as the Wolfsberg Anti-Money Laundering Principles.

The UBS environmental management

system: the ISO 14001 certificate
In May 1999, UBS was the first bank to obtain ISO 14001 certification for its worldwide environmental management system in its banking business. ISO 14001 is an international standard for environmental management systems. UBS also received certification for its environmental management system for its corporate services in Switzerland. The certification was undertaken by an independent certification company, SGS International Certification Services AG.

Environmental ratings

UBS’s share price is part of the Dow Jones Sustainability Group Index (DJSGI). The DJSGI comprises around 230 companies from various sectors that rank as leaders in their field in terms of social and environmental performance.
   In October 2000, UBS was ranked first in the financial sector by DJSGI.
   In a survey published in January 2000, the Munich-based rating agency, Oekom Research, examined the environmental performance of larger European banks. The study, which looked at environmental management systems, products and services, and the quality of environmental data, ranked UBS first amongst the 26 banks examined.

The environmental factor in asset management

Highlights

–	The performance of the “UBS (Lux) Equity Fund – Eco Performance” was 1.7% in 2000, outperforming the MSCI World Index by 15.7%.
–	The size of the “UBS (Lux) Equity Fund – Eco Performance” and of the corresponding investment foundation for Swiss pension funds doubled in 2000 to 487 million Swiss francs.
–	The Japanese fund “UBS Nihon Kabushiki Eco Fundo” was successfully launched on the market at the end of October 1999. The size of fund assets at end 2000 was around JPY 7 billion.
–	UBS is currently reviewing the launch of a product which will allow clients to invest worldwide in projects aimed at reducing greenhouse gas emissions.

There are a number of factors involved in acquiring new client assets, including the financial performance of a company’s products, the level of service it offers and its reputation. In addition, some clients now demand that asset management decisions take into account environmental and social aspects as well as economic ones. UBS’s expertise in incorporating environmental and social aspects into its company research and portfolio management is becoming more and more important  – particularly for institutional investors such as pension funds.
   UBS’s environmental investment research looks at how companies’ strategies, processes and products impact both their financial success and the environment, and what contribution these elements make to each company and its employees. The stocks selected through this process are shares in companies which demonstrate long-term success and generate sustainable financial revenues. Specialist studies and stock indices show that there can be a positive link between environmental, social and economic performance.
   Focusing on the concept of sustainability, UBS launched a new investment fund in 1997, the “UBS (Lux) Equity Fund  – Eco Performance”. This fund invests worldwide in stocks of exemplary sector leaders and forward-looking small and medium-sized companies. The selection criteria include above average envi-
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ronmental and social performance as well as a sound financial basis. This investment strategy and the fund’s broad diversification has resulted in an excellent financial performance for the fund and a positive contribution to the value of UBS’s asset management business.

The environmental factor in

investment banking

While no two investment banking transactions are the same, they all have a common element that is crucial to their success, namely the ability to identify opportunities and risks early on, and to assess them correctly. Although financial risks dominate this assessment, environmental aspects can also be an important part of risk analysis.

   First, environmental risks could become credit risks – for example, if a client can no longer repay a loan as a result of environmental problems. Second, liability risks could be incurred if, for example, UBS were to become owner of a company or were to sit on the management board of a company which finds itself facing environmental liabilities. Lastly, environmental risks could damage the Group’s reputation if it were to be involved in a controversial transaction.
   Based on its Global Environmental Risk Policy, UBS Warburg has introduced processes that allow early identification of environmental risk in relation to a transaction. In an initial phase, environmental factors are screened by investment banking staff. If there are indications of increased risk, environment specialists are called in to investigate the issues as part of the due diligence process.

The environmental factor in

credit business

Highlights

–	The assessment of environmental risks is integrated fully into the loan review process and the set of tools used.
–	Almost all employees in recovery departments in Zurich, Bern and Lausanne were trained in environmental risk management in 2000. Professional management of environmental risks is particularly relevant in these departments, as they manage distressed debt.

A prerequisite for a healthy loan portfolio is professional risk analysis that takes account of all types of risk, including environmental risks. Alongside traditional rating factors such as key financial data and management quality, a careful review of financially relevant environmental aspects is an important part of UBS’s credit risk analysis. In assessing a loan application, the client advisor uses internal guidelines and up-to-date information to assess environmental risks, and includes environmental information in the data provided to the loan assessor.

   UBS can take several courses of action if a client’s credit-worthiness is compromised by environmental risks. If the risks involved cannot be calculated or estimated, it can refuse the credit transaction; it can demand a higher risk premium or additional collateral; it can reduce the term of the loan or repayment period, or it can offer advisory services or act as an agent to help resolve the problem.
   The benefits of incorporating the “environmental factor” in lending business are threefold: UBS has a healthy loan portfolio, the client is aware of the environmental risks and opportunities for its company, and the environment itself benefits from the resulting improvements.

The environmental factor in-house

Highlights

–	Environmental aspects are incorporated as a core part of our procurement and design processes for services such as cleaning or waste disposal services and for products such as paper or office materials.

The more efficiently and sparingly UBS uses its resources and hence reduces emission levels, the less it will have to pay in terms of costs. Energy management and in-house environmental initiatives enhance operating margins.

   UBS impacts the environment primarily through its energy consumption, the running of its heating systems, its paper consumption and business travel. Professional know-how and an efficient environmental management
45

The Business Groups
Corporate Center

system allow the Group to use resources better and bring down costs.
   Costs can be optimized in three different ways. Firstly, the necessary level of environmental performance to comply with regulatory requirements must be achieved in as effective and cost-efficient a manner as possible. Secondly, costs can be reduced by improving internal processes or implementing technical measures, such as adjusting the heating or air conditioning of a building. Lastly, UBS and the specialist companies it works with are continually working to reduce the im-pact on the environment using intelligent engineering, for example in the building services.

UBS’s environmental performance in figures

Full details of UBS’s environmental performance can be found in UBS’s Environmental Report 2000.

   The environmental report shows how UBS’s environmental commitment affects its enterprise value, highlighting the effect of the “environmental factor” on some of the Group’s key value drivers. It includes data on UBS’s performance against key environmental metrics in banking and corporate services, based on the EPI-Finance 2000 standard which was jointly developed by eleven finance and insurance companies. It also provides further details about UBS’s ISO 14001 certification.
   For further information please visit: www.ubs.com/environment, or contact: environment@ubs.com.
46

Risk

Risk
Risk Management and Control

Risk is an integral part of all our activities. Excellence in risk management and control is a key success factor and therefore requires every one’s commitment within our organization.

Risk Management

and Control

Risk management and control principles

UBS’s approach to risk management and control has evolved over a number of years, and has been reviewed and refined in 2000, resulting in a statement of the Risk Management and Control Principles, which lay the foundations on which UBS builds its risk culture and risk process:

   Business Management Accountability: The management of UBS’s businesses owns the risks assumed throughout the Group and is responsible for the continuous and active management of all risk exposures so that risk and return are balanced.
   Independent Controls: An independent control process is implemented when required by the nature of the risks and the fundamental incentive structure of the business processes. The control functions are responsible for providing an independent and objective check on risk taking activities to safeguard the integrity of the entire risk process.
   Risk Disclosure: Comprehensive, transparent and objective risk reporting and disclosure to senior management and to shareholders is the cornerstone of the risk control process, reflecting the fundamental values of intellectual honesty and transparency.
   Earnings Protection: Operating limits are set to quantify risk appetite and allocated among business lines to control normal periodic adverse results, in an attempt to limit such losses relative to the potential profit of each business. The Group’s risk capacity is expressed through stress loss limits with the aim of protecting the Group from unacceptable damage to its annual earnings capacity, its dividend paying ability and, ultimately, its reputation and ongoing business viability.
   Reputation Protection: Failure to manage and control any of the risks incurred in the course of its business could result in damage to UBS’s reputation. For this reason:

–	UBS continues to develop potential stress loss measures for credit and market risk;
–	UBS will not take any extreme positions in tax, regulatory and accounting sensitive transactions;
–	UBS aspires to the highest standards in protecting the confidentiality and integrity of its internal information; and
–	UBS aims to maintain the highest ethical standards in all its businesses.
   Every employee, but in particular those involved in risk decisions, must make UBS’s reputation an overriding concern. Responsibility for the risk of reputation damage cannot be delegated or syndicated.

An integrated approach to risk management and control

Risk management and control are an integral part of UBS’s commitment to providing consistent, high quality returns for its shareholders. UBS believes that delivery of superior shareholder returns depends on achieving the appropriate balance between risk and return, both in day-to-day business and in the strategic management of the balance sheet and capital. UBS recognizes that risk is integral to its business, but the approach to risk management and control seeks to limit the scope for adverse variations in earnings and, in particular, to protect UBS from the risk of severe loss in the event of unlikely, but plausible, stress scenarios arising from any of the material risks it faces.
   UBS has an integrated, Group-wide function at the Corporate Center addressing all aspects of finance, strategic planning, risk control, and balance sheet and capital management. The independent risk control organization is mirrored in the Business Groups. Excellence in risk management is, however, most fundamentally based upon a business management team that makes risk identification, management and control critical components of their processes and plans.

Key responsibilities

The Board of Directors is responsible for the Group’s fundamental approach to risk (the Risk Management and Control Principles), for the establishment and annual review of the Group’s principal risk limits and for the determination of its risk capacity.
   The Group Executive Board (GEB) is responsible for implementing the Risk Management and Control Principles, for approving core risk policies, for allocating risk limits to the Business Groups, and for managing the risk profile of the Group as a whole.
   The Chief Credit Officer (CCO) is responsible for formulating credit risk policies, for determining methodologies to measure credit risks, and for setting and monitoring credit, settlement and country risk limits.
48

Risk
Risk Management and Control

   The Chief Risk Officer (CRO) is responsible for the policies, methodologies and limits for all other risk categories, and for aggregating and assessing the total risk exposure of the Group.
   Business Group Risk Management Committees monitor all risks taken by the business units and are the primary risk management bodies. They are chaired by the Business Group Chief Executive Officers and include heads of business areas and delegates of the Group CRO and CCO.
   The Business Group CEOs are responsible for all risk exposures within their business units and must take corrective action where appropriate, given the aggregate risk profile of the portfolio or the risks of specific positions.
   The Business Group Risk Control Functions, headed by Chief Risk and Chief Credit Officers (CROs and CCOs), are empowered to enforce the Risk Management and Control Principles and are responsible for the implementation of independent control processes within their business units.

The risk control process

There are five critical elements in the independent risk control process:

–	risk identification, particularly in new businesses and in complex or unusual transactions but also in response to external events and in the continuous monitoring of the portfolio;
–	risk measurement, using approved methodologies and models which have been independently validated;
–	risk policies, covering all risk categories, both at Group level and in the Business Groups, consistent with evolving business requirements and international best practice;
–	comprehensive risk reporting to management at all levels against an approved risk limit framework, for all primary and consequential risk categories; and
–	risk control, to enforce compliance with the Principles, and with policies, limits and regulatory requirements.

   There are co-ordinated processes covering all risk categories which are applied before commencement of any new business or significant change, and before the execution of any transaction which is complex or unusual in its structure or motivation, to ensure that all these critical elements are addressed, including the assurance that transactions can be booked in a way that will permit appropriate ongoing risk measurement, reporting and control.

   The risk control process extends beyond the independent risk control functions to Financial Control and the Logistics Areas, notably Operations, which are critical to establishing an effective control environment. Given their responsibility for the booking, settlement, and financial reporting processes, comprehensive

49

Risk
Risk Management and Control

control by these functions creates a powerful defense against improper activity.
   Group Internal Audit provides an independent view to the Board of Directors of the effectiveness of the Risk Management and Control Principles and their enforcement, and of the effectiveness of the independent control units.

Risk control developments

UBS has continued, in 2000, to strengthen, formalize and enhance the risk control process. Principles, policies and processes are reinforced through a “risk awareness” education program which will be disseminated to all employees during 2001, including a series of recorded presentations by UBS risk control professionals covering all aspects of risk control for all categories of risk. The program will be extended and enhanced as the approach to risk management and control evolves.
   UBS monitors regulatory developments and strives to maintain good relationships with its lead regulator, the Swiss Federal Banking Commission, and other major regulators. This as an important aspect of the risk control process and UBS will continue to work closely with them to ensure a mutual understanding of the Group’s control structure and the regulators’ requirements.

How UBS measures risk

Potential loss is measured at three levels  – expected loss, statistical loss and stress loss.

   Expected loss is the loss that is expected to arise on average in connection with an activity. It is the inherent cost of such activity, and should be budgeted and deducted from revenues directly. An example of expected loss is the valuation adjustments for liquidity or position size made in mark-to-market books. UBS is extending its expected loss framework to encompass all measurable risk categories.
   Statistical loss (also known as “unexpected loss”) is the estimated loss in a typical adverse period, as statistically defined by a given confidence interval. UBS’s tolerance for such adverse results  – the Group’s risk appetite, as determined by the Board of Directors  – is the basis for the main operating limits. Formal statistical loss measures in the form of Value-at-Risk limits have been in place for market risk in UBS for a number of years, and are the basis of the market risk regulatory capital charge. Comparable portfolio measures are being developed for other risk categories, and the revision to the Basel Capital Accord, currently under discussion, is expected, ultimately, to extend the use of statistical loss measures for regulatory capital purposes.
   Stress loss is the loss that could arise from an extreme, but plausible, stress or “tail” event (an event that falls in the tail of the probability distribution of potential events,

50

Risk
Risk Management and Control

beyond the level of confidence applied in the statistical loss measure). Risk capacity is defined as the maximum loss that the Board of Directors considers UBS could withstand in such stress events without unacceptable damage to earnings, dividend paying ability and, ultimately, reputation and ongoing business viability. It is formalized in stress loss limits. Stress loss measures are most extensively implemented for our trading activities and for country risk, but default stress loss measures have also been introduced for the UBS Warburg loan portfolio, with particular emphasis on lower rated borrowers. The stress loss framework will continue to be enhanced and progressively extended to all risk categories. The identification and quantification of potential tail risk, on a macro scale (affecting the Group in general or selected parts of the business or portfolio) and on a micro level (arising from individual transactions), is perhaps the most important function of the independent risk control units.

The risks UBS takes

Business risks  – the risks associated with the chosen business strategy, including business cycles, industry cycles, and technological change are the sole responsibility of the business, and are not subject to an independent control process. They are, however, factored into the Group planning and budgeting process.

   Inherent risks are the risks inherent in our business activities, which are subject to independent risk control. A distinction is made between primary and consequential risks.
   Primary risks are the exposures deliberately entered into for business reasons and which are actively traded and managed:

–	credit risk is the risk of loss resulting from client or counterparty default and arises on exposure to clients and counterparties in all forms, including settlement risk;
–	market risk is the exposure to observable market variables such as interest rates, exchange rates and equity markets;
–	liquidity and funding risk is the risk that the Group is unable to fund assets or meet obligations at a reasonable price or, in extreme situations, at any price. These risks are managed at the Group level, rather than in the business units, and are discussed in the Asset and Liability Management on pages 70 to 71.

   Consequential risks (also known as operational risks) are exposures that are not actively taken, but which are incurred as a consequence of business undertaken:

–	transaction processing risk arises from errors, failures or shortcomings at any point in the transaction process, from deal execution and capture to final settlement;
–	compliance risk is the risk of financial loss due to regulatory fines or penalties, restriction or suspension of business, or costs of mandatory corrective action. Such risks may be incurred by not adhering to applicable laws, rules, and regulations, local or international best practice (including ethical standards), and UBS’s own internal standards;
–	legal risk is the risk of financial loss resulting from the unenforceability of a contract due to inadequate or inappropriate contractual arrangements or other causes;
–	liability risk is the risk of financial loss arising from a legal or equitable claim against the Group;
–	security risk is the risk of loss of confidentiality, integrity, or availability of information or assets, through accident or crime, and includes both IT and physical security; and
–	tax risk is the risk of financial loss due to tax authorities opposing the Group’s position on tax matters.

   A failure to adequately identify, manage or control any of these risks, including business risks, may result not only in financial loss but also in loss of reputation. Reputation risk is not directly quantifiable and cannot be managed and controlled independently of the other risks. Each of the inherent risks, if inadequately managed, has the potential to damage UBS’s reputation, and repeated or widespread failure compounds the impact.

   Credit and market risk are well established risk categories for which management and control processes, although constantly evolving, are widely established and understood in the industry. These risks are the basis of the Basel Capital Accord, which determines regulatory capital requirements for internationally active banks and which is currently under re-
51

Risk
Risk Management and Control

view. The shortcomings of the current treatment of credit risk are recognized by both regulators and practitioners, and it is critical that the present round of revision to the Basel Capital Accord establishes a more flexible framework which can adapt to changing markets and reduce the scope for regulatory capital arbitrage.
   The Basel Capital Accord reform has also focused attention on consequential (or operational) risks. As the discussions have highlighted, risk categories are not insulated from each other (for example, an unenforceable contract or a transaction processing error can lead to unforeseen credit or market risk), nor is UBS’s current categorization definitive. UBS will therefore continue to review the way risks are categorized. Stability of definition and approach is, however, critical to the establishment of a sound risk management and control process and to the creation of a loss database from which risks can be better understood and quantified.

52

Risk
Risk Analysis

Risk Analysis

Credit risk

Credit risk represents the loss which UBS would suffer if a counterparty or issuer failed to meet its contractual obligations. It is inherent in traditional banking products  – loans, commitments to lend and other contingent liabilities, such as letters of credit  – and in foreign exchange and derivatives contracts, such as swaps and options (“traded products”). Positions in tradable assets such as bonds and equities, including both direct holdings and synthetic positions through derivatives, also carry credit risk, but where they are held for trading and are marked to market they fall under the market risk limits and controls described in the Market Risk section below. They are, however, included in the credit risk exposures reported in the Composition of Credit Risk section below.

   Credit risk management and control at UBS is governed by a Group Credit Policy Framework, and by detailed credit policies and procedures developed within the Business Groups.
   To ensure a consistent and unified approach, with appropriate checks and balances, all Business Groups where material credit risk is taken have independent credit risk control (CRC) functions headed by chief credit officers (CCOs) reporting to the Group CCO and Business Group CEOs. Disciplined processes are in place, within the Business Groups and centrally, to promptly identify, accurately assess, properly approve and consistently monitor credit risk. Senior business management, the GEB and the Chairman’s Office are provided with regular, standardized reports of aggregate Business Group credit risk exposure by the CRC organization.
   The approval and monitoring of new counterparties, and of new transactions giving rise to credit risk plays a central part in the risk control process. Credit approval authority is exercised within the independent CRC functions by authorized credit officers. The notional amount of their authority is dependent on the quality of the counterparty, the size and tenor of the exposure and any security, and on the experience and seniority of the credit officer.
   The CRC function continuously monitors the credit quality of counterparties and UBS’s exposure to them, and the credit risk profile of the Business Group portfolios. CRC has sole authority over counterparty rating, credit risk assessment and approval, and the establishment of allowances and provisions.

Risk measurement

UBS determines the amounts of credit loss expenses in its financial accounts and in the business unit reporting on a different basis. In the Group financial accounts, UBS reports its results according to International Accounting Standards (IAS) definitions. Under these rules, losses are recognized and charged to the financial accounts in the period when they arise (see the Provisioning Policies section on page 59). In contrast, in its segment and business unit reporting, UBS applies a different approach to the measurement of credit risk, which reflects the average annual cost that UBS anticipates will arise from transactions that become impaired. The following discussion describes this approach.
   UBS’s approach to the measurement of credit risk is based on the premise that this risk exists in every credit engagement and that credit loss expenses must be expected as an inherent cost of the business.
   The occurrence of actual credit losses is erratic in both timing and amount and those that arise usually relate to transactions entered into in previous accounting periods. In order to manage credit risk effectively by earning, over time, sufficient income to compensate for intermittent losses caused by impairment, UBS uses the concept of “expected loss” to encourage appropriate pricing of transactions and income recognition.
   Expected loss, for UBS, is a statistical measure intended to reflect the average annual costs that it anticipates will arise from transactions that become impaired. The observed frequency of such events is expressed as counterparty default probability. The size of credit losses is determined from the exposure at default and the likely severity of the final loss, taking into account the seniority of the claim, collateral and other credit mitigation where available. Within UBS Switzerland, a model is used to project expected loss based on historical performance and an assessment of the economic outlook over the medium term. By contrast, the expected loss of the UBS Warburg portfolio is estimated primarily on the basis of market information including rating agencies, other default predicting models, and credit spreads. Once the expected loss has
53

Risk
Risk Analysis

UBS Rating Scale and Mapping to External Ratings

		Moody’s	Standard
		Investor	and
UBS		Services	Poor’s
Rating	Description	equivalent	equivalent

1		Aaa	AAA

2	Investment	Aa1 to Aa3	AA+ to AA-

3	grade	A1 to A3	A1 to A3

4		Baa1 to Baa2	BBB+ to BBB

5		Baa3	BBB-

6		Ba1	BB+

7		Ba2	BB

8	Sub-investment	Ba3	BB-

9	grade	B1	B+

10		B2	B

11		B3	B-

12		Caa to C	Ccc to C

13	Impaired and	D	D

14	defaulted	D	D

been estimated at business unit level, statistical methods are used to allocate the total to individual transactions in proportion to their stand-alone loss risk.

   The default probabilities of individual counterparties are assessed by means of rating tools that are tailored to the various categories of counterparty. For the major part of the business within UBS Switzerland, UBS uses a statistical approach or “score card” to form groups of clients with similar propensity to default. UBS Warburg, with its less homogeneous client base, uses an approach under which credit officers review counterparties and assess their credit standing, based on guidelines and an analytical format or “template” to ensure consistency across the Group. In all cases, the analysis is founded on an assessment of both financial ratios and qualitative factors. The result of this counterparty specific analysis is expressed in a rating. UBS allocates a defined probability of default to each rating category, which allows the transaction specific expected loss to be calculated.
   Clients are segmented into 14 rating classes, two being reserved for assets that are already impaired or defaulted. The UBS rating scale, which is based on probability of default, is shown in the table above. For information, comparable ratings by the major rating agencies are also shown, although there is not a direct match between UBS’s categories and those of the rating agencies. The mapping is based on comparison of the probability of default attached to each UBS rating and the default observations published by the agencies. These represent long-term averages and it should be noted that the mappings might not be borne out by experience in any given period.
   The reports in the following section, Composition of Credit Risk, that show the rating distribution of UBS’s counterparties refer to the probability of default only. Whether or not UBS benefits from collateral has no influence on these ratings.
   Once an expected probability of default has been assigned to a counterparty, the resulting expected loss at the transaction and counterparty level is determined from the credit exposure and an estimate of loss severity based on a set of assumptions.
   The concept of expected loss is employed within UBS for various business applications: individual credit policies refer to counterparty rating classes to determine, for example, the maximum tenor allowed for OTC derivative transactions; the rating concept is used to define credit authorities granted to individual credit officers across the Group and for some business processes within Private and Corporate Clients; and expected loss is used as an approximation for valuing the OTC derivative books and, thereby, accounting for the credit risk assumed on counterparties in these trades. UBS’s internal measurement framework is consistent with the concepts emerging in the current review of the Basel Capital Accord which sets the rules under which banks determine minimum regulatory capital requirements.
   UBS is developing internal models for the comprehensive measurement of statistical loss and stress loss for credit risk at the portfolio level. In the meantime, limits and controls are being applied to certain segments of the portfolio, where credit quality is low or counterparty concentrations are high.

Composition of credit risk

Credit risk is assumed, as an integral part of their businesses, by UBS Switzerland’s Private and Corporate Clients business unit and by UBS Warburg’s Corporate and Institutional Clients business unit and, to a lesser extent, by the private banking businesses of these Busi-

54

Risk
Risk Analysis

Status of Total Credit Risk Exposure

	UBS Switzerland		UBS Warburg		Other[1]
CHF million
For the year ending	31.12.00	31.12.99	31.12.00	31.12.99	31.12.00	31.12.99

Loans utilization (gross)	183,943	199,960	99,787	77,151	786	903
Contingent claims	10,613	9,465	11,440	15,136	0	0
Unutilized committed lines	3,574	3,444	47,402	60,412	0	0

Total banking products	198,130	212,869	158,629	152,699	786	903

Unsecured OTC products	883	2,415	61,340	107,898	0	11
Other derivatives (secured exchange-traded)	2,288	2,338	8,994	8,133	0	0
Securities lending	2,193	32	12,159	11,732	0	0
Repo	0	11	22,183	12,287	0	2

Total traded products[2]	5,364	4,796	104,676	140,050	0	13

Total tradable assets[3]	2,626	2,785	219,070	219,019	136	471

Total credit risk exposure, gross	206,120	220,450	482,375	511,768	922	1,387

Total credit risk exposure, net of allowances	198,839	210,003	479,134	508,972	917	1,381

[Additional columns below]

[Continued from above table, first column(s) repeated]

	UBS Group
CHF million
For the year ending	31.12.00	31.12.99	31.12.98

Loans utilization (gross)	284,516	278,014	330,964
Contingent claims	22,053	24,601	32,259
Unutilized committed lines	50,976	63,856	82,311

Total banking products	357,545	366,471	445,534

Unsecured OTC products	62,223	110,324	121,433
Other derivatives (secured exchange-traded)	11,282	10,471
Securities lending	14,352	11,764	12,195
Repo	22,183	12,300

Total traded products[2]	110,040	144,859	133,628

Total tradable assets[3]	221,832	222,275	86,288

Total credit risk exposure, gross	689,417	733,605	665,450

Total credit risk exposure, net of allowances	678,890	720,356	650,902

1Includes Corporate Center and UBS Asset Management. 2Traded products valuation: valued based on internal valuation methodology. 3Tradable assets valuation: net long, maximum default exposure.

55

Risk
Risk Analysis

ness Groups. The table Status of Total Credit Risk Exposure provides an overview of the aggregate credit risk exposure of the UBS Group.
   UBS Warburg’s total gross credit exposure of CHF 482 billion includes exposure not only in the Corporate and Institutional Clients business unit, but also CHF 25.5 billion in the International Private Clients and US Private Clients business units. In the following analysis, only the Corporate and Institutional Clients business is considered since almost all other lending within UBS Warburg is secured.
   A substantial majority of UBS Warburg Corporate and Institutional Clients’ counterparties fall into the investment grade category (internal counterparty rating grades 1 to 5) for both banking products (82%) and the traded products portfolio (96%). These counterparties are primarily sovereigns, insurance companies, financial institutions, multinational corporate clients and investment funds. Exposure to lower rated counterparties is generally collateralized or otherwise structurally supported.
   In order to allow pro-active management of counterparty credit risk, UBS Warburg launched Alpine Partners, L.P., the first ever synthetic securitization of counterparty credit exposure in a portfolio of OTC derivatives covered by ISDA master agreements. The issue, which met stringent rating agency and regulatory requirements, transferred USD 750 million of credit exposure on positive replacement values to the market, to the extent they exceed the subordinated layer retained by UBS.
   UBS Warburg Corporate and Institutional Clients’ banking products portfolio is widely diversified across industry sectors. At 31 December 2000, the largest exposure (35%) was to the Finance sector. The 6% exposure to the Transport, storage and communication sector includes CHF 8 billion exposure to the telecommunication industry.
   Of UBS Switzerland’s loans to customers of CHF 175 billion, 69% or CHF 121 billion are secured by mortgages. The graph shows that UBS’s exposure to the real estate sector is well diversified with 42% of its loans being secured on owner-occupied houses (single-family homes). The exposure on residential multi-family homes of 42% consists of owner occupied apartments and rented apartment buildings. In particular, the owner-occupied dwellings exhibit a low risk profile both in terms of individual assets and at portfolio level. Loans and other credit engagements with individual clients, excluding mortgages, are predominately extended against the pledge of marketable securities where UBS applies conservative standards to determine the advance value of the collateral.
   The remainder of the Private and Corporate Clients’ portfolio, excluding mortgages, consists of exposures to corporate and individual clients. These clients are fairly widely spread across rating categories and industry sectors, which reflects UBS’s position as a major lender to this segment of predominantly small to medium sized enterprises in Switzerland. The continued improvement in the Swiss economy and property markets has aided the overall improvement in the quality of this portfolio.
   At the end of the second quarter 2000, Helvetic Asset Trust AG, an independent special purpose vehicle, was used by UBS Switzerland

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Risk
Risk Analysis

UBS Warburg Corporate and Institutional Clients Banking Products

CHF billion	31.12.00	31.12.99	31.12.98

Loans (gross)	74.3	72.7	134.7
Commitments	47.4	60.4	73.8
Contingent liabilities	11.4	15.0	24.7

Total banking products	133.1	148.1	233.2

to securitize credit risk attached to a CHF 2.5 billion reference portfolio consisting primarily of Swiss corporate loans, whereby part of the credit risk, but not the loans themselves, was transferred to the capital markets.

Loan portfolio

The UBS Group loan portfolio increased by CHF 6.5 billion to a total of CHF 284.5 billion at year end 2000. UBS Switzerland’s portfolio continued to shrink, partly due to the sale of Solothurner Bank, a Swiss retail subsidiary, and partly due to continuing work-out of impaired loans. UBS Warburg’s portfolio, by contrast, increased, predominantly as a result of the integration of UBS PaineWebber’s primarily secured loan portfolio of some CHF 20 billion. UBS Warburg’s Corporate and Institutional Clients business unit continued the strategy, begun immediately after the 1998 merger between Union Bank of Switzerland and Swiss Bank Corporation, of reducing international banking products exposure (loans, unfunded commitments and contingent liabilities), with the aim of improving the risk/reward profile of the international lending business. It included a shift in focus away from emerging markets and into high quality credit in the major OECD countries. The table above highlights this reduction.

Over-the-counter (OTC) derivative contracts

A significant proportion of UBS Warburg’s credit risk arises from its trading activities, including its trading of derivative products. The provision of risk management solutions involving the use of derivative products is a core service offered by UBS. Derivative products, by their nature, are sensitive to changes in market prices and UBS pays close attention to the management and control of these risks.
   Counterparty exposure on most OTC derivatives is measured by modeling the potential evolution of the value of the portfolio of trades with each counterparty over its life (potential credit exposure), taking into account legally enforceable close out netting agreements where applicable. Credit limits for individual counterparties are applied to the

Total Loan Portfolio Exposure by Business Group

	UBS Switzerland		UBS Warburg		Other[1]
CHF million
For the year ended	31.12.00	31.12.99	31.12.00	31.12.99	31.12.00	31.12.99

Loans to banks (gross)	8,482	8,780	21,038	21,481	544	524
Loans to customers (gross)	175,461	191,180	78,749	55,670	242	379
Loans (gross)	183,943	199,960	99,787	77,151	786	903

Counterparty allowance	7,281	10,447	1,962	1,550	5	6
Country allowance	0	0	1,280	1,246	0	0

Allowances for loan losses[2]	7,281	10,447	3,242	2,796	5	6

Loans, net of allowances	176,662	189,513	96,545	74,355	781	897

Counterparty provision for contingent claims	22	0	19	19	0	0
Country provision for contingent claims	0	0	12	130	0	0

Total provisions[3]	22	0	31	149	0	0

Summary
Allowances and provisions for counterparty risk	7,303	10,447	1,981	1,569	5	6
Allowances and provisions for country risk	0	0	1,292	1,376	0	0

Total allowances and provisions	7,303	10,447	3,273	2,945	5	6

[Additional columns below]

[Continued from above table, first column(s) repeated]

	UBS Group
CHF million
For the year ended	31.12.00	31.12.99	31.12.98

Loans to banks (gross)	30,064	30,785	69,543
Loans to customers (gross)	254,452	247,229	261,421
Loans (gross)	284,516	278,014	330,964

Counterparty allowance	9,248	12,003	13,093
Country allowance	1,280	1,246	1,450

Allowances for loan losses[2]	10,528	13,249	14,543

Loans, net of allowances	273,988	264,765	316,421

Counterparty provision for contingent claims	41	19	435
Country provision for contingent claims	12	130	0

Total provisions[3]	53	149	435

Summary
Allowances and provisions for counterparty risk	9,289	12,022	13,528
Allowances and provisions for country risk	1,292	1,376	1,450

Total allowances and provisions	10,581	13,398	14,978

1Includes Corporate Center and UBS Asset Management. 2Deducted from assets. 3Booked as liabilities.
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Risk
Risk Analysis

“maximum likely exposure”, derived from this analysis, a 95% confidence statistical measure of the exposure in each counterparty portfolio. These measures will continue to be enhanced and their coverage is to be extended to include all market sensitive products and associated collateral.
   UBS’s credit standards for entering into unsecured derivative contracts are high. Particular emphasis is placed on the maturity profile, and transactions with counterparties of lower quality are generally conducted only on a secured basis. In line with general market trends, UBS Warburg is increasingly entering into bilateral collateral agreements with other major banks to mitigate the potential concentrations of exposure arising from industry consolidation and the ongoing increase in volumes of OTC derivatives traded.

Settlement risk

UBS is exposed to settlement risk as a consequence of its international transactional businesses. Settlement risk arises in transactions involving the exchange of values between counterparties when they must honor their obligation to deliver cash or securities without first being able to determine that they have received the counter-value. This risk is particularly significant in relation to foreign exchange and precious metals transactions. UBS limits and monitors the risk on a continuous basis against settlement tolerances set for each of its counterparties based on their credit standing as determined by UBS. Settlement risk reduction is a high priority for CRC, Operations and business units. They work together to achieve shorter settlement cycles from payment release to reconciliation, and to reduce the amount of exposure by establishing risk reduction arrangements with counterparties, such as payment netting and covered settlements.
   UBS participates in payment and securities clearing houses, and continues to play a major role in the Continuous Linked Settlement (CLS) project, an industry initiative to establish a global clearing house, CLS Bank, to settle foreign exchange transactions on a delivery versus payment basis. CLS is currently scheduled to go live at the end of 2001 and will substantially reduce both settlement and systemic risks faced by UBS and other major foreign exchange trading banks.

Country risk

UBS’s definition of country risk covers all crossborder exposures from banking products and traded products, including its own intra-Group cross-border positions, and exposure to issuers of tradable assets such as bonds and equities.
   The CRC function at the Corporate Center assigns ratings to all major countries based on internal analysis of size and economic fundamentals and on external information. Smaller economies to which UBS has little exposure are rated based on external information only. Like the counterparty ratings, the sovereign ratings express the probability of the occurrence of a country risk event that leads to an impairment of UBS’s exposures. The default probabilities and the mapping to the ratings of the major rating agencies are the same as for counterparty credit risks (see table on page 54). Country ratings are classified as industrialized (2 and better), emerging markets (3 to 11) and distressed (12 to 14).
   At 31 December 2000, CHF 1,058 billion or 98.5% of UBS’s country risk exposure was to industrialized countries, where the risk of default is judged to be negligible and, of this, CHF 593 billion, or 56% were intra-Group cross-border money market positions.
   The remaining 1.5%, or CHF 16.3 billion, of UBS’s country risk exposure is to emerging markets and distressed countries. This exposure has continued to decrease during 2000 in line with the strategy of limiting exposure to these sectors. Total exposure to emerging markets and distressed countries fell by CHF 8.3 billion between 31 December 1999 and 31 December 2000, a reduction of 34%. In view of the higher risk associated with emerging markets, UBS closely and continuously monitors this exposure, within the country ceilings approved by the Chairman’s Office.
   The country risk ceiling is a primary limit for all transactions with counterparties in these countries, and extension of credit may be denied on the basis of a country risk ceiling even if there are adequate counterparty limits available. The table on the following page analyzes the emerging markets and distressed countries exposures by major geographical areas at 31 December 2000 compared to 31 December 1999.
   Counterparty default resulting from multiple insolvencies (systemic risk) or general pre-
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Emerging Markets Exposures by Major Geographical Areas

	Total			Banking products
Region
CHF million	31.12.00	31.12.99	31.12.98	31.12.00	31.12.99

Emerging Europe	1,612	1,586	1,755	809	919
Emerging Asia	7,642	10,055	14,406	4,053	5,003
Latin America	4,268	9,647	11,528	2,352	8,169
Africa/ Middle East	2,736	3,314	4,740	1,564	2,539

Total	16,258	24,602	32,429	8,778	16,630

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Traded products[1]		Tradable assets[2]
Region
CHF million	31.12.00	31.12.99	31.12.00	31.12.99

Emerging Europe	395	248	408	419
Emerging Asia	1,355	3,873	2,234	1,179
Latin America	1,025	665	891	813
Africa/ Middle East	669	659	503	116

Total	3,444	5,445	4,036	2,527

1Traded products consist of derivative instruments and repurchase agreements. 2Tradable assets consist of equity and fixed income financial instruments held for trading purposes, which are marked to market on a daily basis.

vention of payments by authorities (transfer risk) is the most significant long-term effect of a country crisis. In its internal measurement and control of country risk, however, UBS seeks to also consider the probable financial impact of market disruption arising during and following a country crisis: severe falls in the country’s markets and assets, longer-term devaluation of the currency and potential immobilization of currency balances.

   As an enhancement to this wider measurement concept, UBS has started measuring country risk internally not only in nominal terms, but also on a stress loss basis covering market and credit risk, both at the country level, where individual country ceilings are applied, and across the portfolio, based on economic scenarios determined by country economists. Stress loss-based measures were first introduced at the country level in 2000 and will continue to be developed in the light of experience and changing market conditions.

Provisioning policies

UBS classifies a claim as impaired if the book value of the claim exceeds the present value of the cash flows actually expected in future periods interest payments, scheduled principal repayments, or other payments due (for example on derivatives transactions), and including liquidation of collateral where available. Within this category, loans are also classified as non-performing where payment of interest, principal or fees is overdue by more than 90 days.
   UBS has established policies to determine the carrying values of impaired claims are determined on a consistent and fair basis, especially for impaired loans for which no market estimate or benchmark for the likely recovery value is available. Each case is assessed on its merits, and the work-out strategy and estimation of cash flows considered recoverable are independently approved by the CRC function. The recovery value of mortgage loans is determined by capitalizing an economically sustainable rental yield, adjusted for the discount generally observed in forced liquidations and related costs, if the strategy is based on a foreclosure. For commercial exposures, enterprise value is determined from an assessment of expected cash flows from future operations, if recovery is likely to be successful, or of the liquidation value of the assets, if bankruptcy proceedings are to be initiated against the borrower. All future cash flows considered recoverable are discounted to present value on the basis of the principles of International Accounting Standard 39. A provision is then made for the probable loss on the loan in question and charged to the income statement as credit loss expense.
   Allowances and provisions for credit losses also include a component for country risk. UBS’s approach to country risk provisioning follows the guidelines of the Swiss Bankers’ Association, which allow banks to establish provisions based on their own portfolio scenarios. UBS establishes country-specific scenarios, which are reviewed and used on an ongoing basis, to evaluate the current and future probability of default due to country risk incidents or country-specific systemic risks. The appropriate provisions are then determined by evaluating the type of credit exposure and the loss severities that have been attributed to each exposure type. Furthermore UBS has specific allowances against exposures in countries that are subject to a moratorium or have been rescheduled. The amount of such allowances is determined case-by-case from an assessment of the amounts that UBS deems to be irrecoverable.
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Summary of Banking Products Exposure and Credit Risk Results

	UBS Switzerland		UBS Warburg		Other [1]
CHF million
For the year ended	31.12.00	31.12.99	31.12.00	31.12.99	31.12.00	31.12.99

Loans (gross)	183,943	199,960	99,787	77,151	786	903
Contingent claims	10,613	9,465	11,440	15,136	0	0
Unutilized committed lines	3,574	3,444	47,402	60,412	0	0

Total banking products exposure	198,130	212,869	158,629	152,699	786	903

Annual expected loss	784	1,071	247	333	0	0

Total credit loss (recovery)/expense	(695)	965	565	0	0	(9)

Corporate Center balancing items

[Additional columns below]

[Continued from above table, first column(s) repeated]

	UBS Group
CHF million
For the year ended	31.12.00	31.12.99	31.12.98

Loans (gross)	284,516	278,014	330,964
Contingent claims	22,053	24,601	32,259
Unutilized committed lines	50,976	63,856	82,311

Total banking products exposure	357,545	366,471	445,534

Annual expected loss	1,031	1,404	1,696

Total credit loss (recovery)/expense	(130)	956	951

Corporate Center balancing items	(1,161)	(448)	(745)

1 Includes Corporate Center and UBS Asset Management.

  In general, Swiss practice is to write off loans entirely only on final settlement of bankruptcy proceedings, sale of the underlying assets, or formal debt forgiveness. By contrast, US practice is generally to write off non-performing loans much sooner, reducing the amount of such loans and corresponding provisions recorded at any given date. A consequence of this practice is that, for UBS, recoveries of amounts written off in prior accounting periods tend to be small.

Credit loss expense

UBS reports its results according to IAS, under which credit loss expense charged to the financial accounts in any period are the sum of net allowances minus recoveries arising in that period, i.e. the credit losses actually incurred. In 2000, provisions on new impaired loans were more than offset by the effect of re-evaluating provisions on existing impaired loans resulting in a net credit to the income statement of CHF 130 million. This compares to a net credit loss expense charge in 1999 of CHF 956 million.
   This positive result was due to the strong economy in Switzerland combined with successful recovery efforts. Previous provisions had been established against a background of several years of relatively low growth in the Swiss economy and relatively high credit losses. During the year 2000, the Swiss economy expanded at the fastest rate in a decade. The growth was broadly based, especially in the domestic sector, and was markedly higher than could have been foreseen in 1999. This turnaround has positively affected real estate values and the real estate construction market, which has led to reductions in existing provisions against loans in these portfolios and a decreased level of new defaults and impairments. In view of its significant exposure to the Swiss market, UBS’s overall credit quality is highly dependent on economic developments in Switzerland. As the graph shows, the better performance of the Swiss economy has translated into a sustained reduction in the bankruptcy rate since 1999.
   By contrast, mounting signs of a trend of increasing defaults in the international credit markets and particularly the US, required additional loan loss provisions to be taken on UBS Warburg’s loan portfolio. Over the last few years UBS has pursued a strategy of active reduction of international and emerging markets credit exposures and has increasingly used credit derivatives to hedge credit exposures. Despite the increase in provisions, this strategy, coupled with a reluctance to engage in balance sheet led earnings growth, has positioned UBS relatively well for the less positive outlook in the international credit markets.
   The development of the total credit loss expense in 1998 and 1999 included the effect of allocations from the special reserve pools that had been established in 1996, by both Union

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Allowances and Provisions for Credit Risk

			UBS Asset
	UBS Switzerland		Management		UBS Warburg
CHF million
As of	31.12.00	31.12.99	31.12.00	31.12.99	31.12.00	31.12.99

Loans (gross)	183,943	199,960	561	213	99,787	77,151

Impaired loans[1]	13,671	19,166	–	–	4,797	3,226
Allowances for impaired loans	7,281	10,447	–	–	2,399	2,018

of which:
Non-performing loans	7,872	11,416	–	–	2,554	1,594
Allowances for non-performing loans	4,702	7,315	–	–	2,143	1,341

Total allowances for impaired and non-performing loans	7,281	10,447	–	–	2,399	2,018

Other allowances and provisions for credit and country risk	22	–	–	–	874	927

Total allowances and provisions	7,303	10,447	–	–	3,273	2,945

of which country allowances and provisions	–	–	–	–	1,292	1,376

Ratios
Impaired loans as a % of gross loans[1]	7.4	9.6	–	–	4.8	4.2

Non-performing loans as a % of gross loans	4.3	5.7	–	–	2.6	2.1

Allowances and provisions for credit loss as a % of gross loans	4.0	5.2	–	–	3.3	3.8

Allocated allowances as a % of impaired loans[1]	53.3	54.5	–	–	50.0	62.6

Allocated allowances as a % of non-performing loans	59.7	64.1	–	–	83.9	84.1

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Corporate Center		UBS Group
CHF million
As of	31.12.00	31.12.99	31.12.00	31.12.99

Loans (gross)	225	690	284,516	278,014

Impaired loans[1]	26	64	18,494	22,456
Allowances for impaired loans	5	6	9,685	12,471

of which:
Non-performing loans	26	63	10,452	13,073
Allowances for non-performing loans	5	5	6,850	8,661

Total allowances for impaired and non-performing loans	5	6	9,685	12,471

Other allowances and provisions for credit and country risk	–	–	896	927

Total allowances and provisions	5	6	10,581	13,398

of which country allowances and provisions	–	–	1,292	1,376

Ratios
Impaired loans as a % of gross loans[1]	11.6	9.3	6.5	8.1

Non-performing loans as a % of gross loans	11.6	9.1	3.7	4.7

Allowances and provisions for credit loss as a % of gross loans	2.2	0.9	3.7	4.8

Allocated allowances as a % of impaired loans[1]	19.2	9.4	52.4	55.5

Allocated allowances as a % of non-performing loans	19.2	7.9	65.5	66.3

1 Includes non-performing loans.

Bank of Switzerland and Swiss Bank Corporation totaling some CHF 5.5 billion. These reserves were established in recognition of the fact that there might be a further deterioration in the quality of their loan portfolios as a result of adverse economic conditions, particularly in Switzerland. These reserves totaled CHF 3.6 billion at the beginning of 1998. CHF 3.3 billion was applied against specific loan exposures during 1998 and the remaining balance of CHF 300 million was applied or reversed in 1999. Following these allocations, the credit loss expense incurred in 1998 amounted to CHF 951 million and in 1999 to CHF 956 million.

Impaired loans, allowances and provisions

As shown in the table above, the allowances and provisions for credit losses decreased by CHF 2,817 million, or 21%, from CHF 13,398 million at 31 December 1999 to CHF 10,581 million at 31 December 2000 (see also note 12b to the Financial Statements.) UBS believes that the probable losses in its portfolio are adequately covered by its allowances and provisions.
   The component of provisions and allowances for emerging market-related exposures stood at CHF 1,292 million at 31 December 2000, compared with CHF 1,376 million at 31 December 1999 and CHF 1,450 million at 31 December 1998. The reduction is a consequence of the overall size of UBS’s emerging market exposures and the improved outlook for the major emerging market economies since the crisis of 1998. The country risk scenarios used to assess portfolio provisions have changed over the three years with the focus shifting to some extent from Asia to Latin America.
   Impaired loans have decreased to CHF 18,494 million at 31 December 2000 from CHF 22,456 million at 31 December 1999. Over the same period, the sub-set of non-performing loans has also decreased, to CHF 10,452 million from CHF 13,073 million and the non-performing loans ratio improved to 3.7% from 4.7%. This positive result was due
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in part to the unexpectedly strong performance of the economy in Switzerland, described above, which produced fewer new impaired and non-performing loans than in previous years, and in part to continuing efforts to conclude proceedings and reach settlement on existing nonperforming loans. UBS Switzerland’s portfolio therefore saw decreases in the impaired and nonperforming loans of CHF 5,495 million and CHF 3,544 million, respectively.
   UBS Warburg’s portfolio, on the other hand, saw an increase in impaired loans of CHF 1,571 million and in non-performing loans of CHF 960 million, in line with the trends in the international credit markets and especially the US. Although UBS’s non-performing loans ratio is somewhat higher than that of comparable US banks, the comparison reflects different charge-off practices rather than underlying asset quality.

Market risk

Market risk is the risk of loss arising from movements in observable market variables such as interest rates, exchange rates and equity markets. In addition to these and other general market risk factors, the risk of price movements specific to an individual issuer of securities or an individual issue are included in the measurement of market risk.

   UBS’s market risk is incurred principally through the trading activities of UBS Warburg. It arises primarily from market making and client facilitation activity in equities, fixed income and interest rate products and in foreign exchange and precious metals. Activity is mainly in OECD markets, with some business in emerging markets. Proprietary positions based on market views are also taken.
   Group Treasury assumes market risk in the management of the Group’s balance sheet where long-term interest rate risk is transferred from other Business Groups, and through the Group’s structural foreign exchange positions. Group Treasury’s activities are described in the Asset and Liability Management section on pages 66 to 75.
   Further market risks arise, but to a much lesser extent, in other businesses, again, primarily from the facilitation of customer business, but also in the form of interest rate risk in the banking books of the private label banks of UBS Switzerland.
   Market risk measures are applied to all the trading books of UBS Warburg, to all foreign exchange and precious metals exposures, to interest rate risk in the banking book taken by the private label banks and Group Treasury, and to any other material market risk arising.

Risk measurement

The expected, statistical and stress loss framework is applied to market risk as follows:

–	Expected loss is reflected in the valuation adjustments made to the portfolio. These cover price uncertainties resulting from a lack of market liquidity or the absence of a reliable market price for an instrument or position, and model risk in more complex models.
–	Statistical loss is measured using a Value-at-Risk (VaR) methodology. VaR expresses the potential loss on the current portfolio assuming a specified time horizon before positions can be adjusted (holding period), and measured to a specified level of confidence. UBS measures VaR on both a one-day and a ten day holding period, in both cases to a 99% confidence level. Estimates are based on historical simulation, assessing the impact of historical market movements on today’s portfolio, based on five years of historical data. One day VaR exposure expresses the maximum daily mark to market loss that UBS is likely to incur on the current portfolio under normal market conditions with a larger loss being statistically likely only once in a hundred times.
–	Stress loss is measured based on extreme but plausible market scenarios, approved by the Board of Directors, using stress moves in market variables which are regularly reviewed and approved by the Group CRO. Scenarios may be derived from severe historical events or based on prospective crisis scenarios developed from the current economic situation and perceived market trends.

The Board of Directors has set limits on market risk at the Group level in terms of both ten-day VaR (risk appetite) and stress loss (risk capacity). The Group VaR limit is allocated by the GEB among the Business Groups, the largest limit being in UBS Warburg, and

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Summary of 10-day 99% Confidence Value at Risk

UBS Warburg

	12 months ending 29.12.00[1]				12 months ending 31.12.99

CHF million	Min.	Max.	Average	29.12.00	Min.		Max.		Average	31.12.99

Risk type
Equities	144.7	245.9	199.4	146.5	121.8		207.6		162.5	172.8
Interest rates	113.8	202.3	149.8	132.8	87.7		187.6		140.2	140.1
Foreign exchange	7.6	97.5	32.5	31.6	9.5		144.7		57.5	76.1
Precious metals	2.1	27.4	9.7	5.3	5.3		35.8		21.0	27.8
Diversification effect	–2	–2	(148.3)	(129)	–	[2]	–	[2]	(168.2)	(193.2)

Total UBS Warburg	186.8	296.1	243.0	187.1	176.6		275.7		213.1	223.6

1 Positions from PaineWebber are included from legal merger date 3 November 2000 onwards. 2 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

Summary of 10-day 99% Confidence Value at Risk for UBS Group

UBS Group VaR1

		Utilization

CHF million	Limit	29.12.00	31.12.99

Business Groups
UBS Warburg	450.0	187.1	223.6
UBS Switzerland	50.0	3.7	4.3
Corporate Center	350.0	45.3	59.8
Reserves	100.0
Diversification effect	n/a	(46.5)	(55.5)

UBS Group	600.0	189.6	232.2

1 Remark: VaR numbers include interest rate exposures in the banking books of the Private Label Banks and Group Treasury.

within the Business Groups to lower organizational levels as necessary. The internal ten-day VaR measure is also the basis of UBS’s market risk regulatory capital requirement.

   All VaR models, while forward-looking, are based on past events and are dependent upon the quality of available market data. In order to enhance the continuing accuracy and effectiveness of the VaR model, actual revenues arising from closing positions are compared with the risk calculated on those positions, in a process known as backtesting. If the revenue, whether positive or negative, exceeds the one-day VaR, a “backtesting exception” is considered to have occurred. When VaR is measured at a 99% confidence level, a backtesting exception is expected, on average, one day in a hundred. A higher rate of occurrence may indicate that the VaR model (the combination of the inputs and the calculations) is not fully capturing all risks. UBS conducts backtesting daily at a number of organizational levels down to individual trading portfolios and investigates all backtesting exceptions to establish the cause and take remedial action where necessary.
   Backtesting is also a regulatory requirement, and negative backtesting exceptions (where revenue is negative and greater than the previous one-day VaR) must be reported to the regulators.
   The VaR and market risk stress loss limits are the principal controls on UBS’s exposure to day-to-day movements in market prices, but complementary controls are also applied to prevent undue concentrations, including limits on exposure to individual market risk variables and limits on positions in the securities of individual issuers. These controls are set at levels which reflect variations in market depth and liquidity.

Investment positions

Investment positions, such as private equity, require different risk measures from those applied to trading positions, because their intended holding period and the time scale over which they can be hedged or liquidated is longer than the holding periods assumed in
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the trading book measures. They are not, therefore, included in the market risk measures described above, but are controlled through limits to prevent undue concentration in individual investments or sectors, and through close monitoring and management of exposures.

Market risk developments

The table above shows average, minimum, maximum and year end market risk exposure for UBS Warburg, as measured by 10-day 99% confidence VaR exposure.
   Market risk in UBS Warburg, as measured by average VaR exposure, increased in 2000 compared with 1999, although the year end position was lower for 2000 than for 1999. The variations in VaR through the year can be seen in the graph on the following page.
   As in 1999, the major VaR exposures arose in the equity and interest rate risk classes. Average VaR increased for both, but most noticeably in equities where there were particularly good trading opportunities. UBS Warburg has kept direct price exposure to the new economy stocks deliberately low and, as a consequence, has not suffered exceptional P&L swings from these highly volatile stocks, as can be seen from the revenue line in the graph on the following page. The overall reduction in UBS Warburg’s VaR at year end was caused largely by reductions in equities positions.

   The PaineWebber merger did not cause a significant change in UBS Warburg’s total VaR exposure.
   Market risk positions in UBS Switzerland and Corporate Center have only a marginal impact on total VaR at Group level, the main contribution being from UBS Warburg.
   UBS has had no regulatory backtesting exceptions in 2000.

Consequential risks

The consequential risk (or operational risk) categories are transaction processing risk, liability risk, legal risk, compliance risk, security risk and tax risk.

   UBS is continuing to develop both qualitative and quantitative approaches to the management and control of consequential risks. A measurement framework has been formulated, but full implementation depends upon the existence of multiperiod exposure and loss data. Current efforts are therefore centered on building this history and on the qualitative aspects of risk management and control – identification and recording of risks and exposures, establishment of policies, standards and procedures, close monitoring and management of identified risks, and initiation of corrective action where necessary in response to incidents.
   By identifying and recording these risks and tracking their evolution, UBS will establish the basis from which the quantitative framework can be realized.
   The consideration of consequential risks is an important element in the assessment of new businesses and of transactions with unusual structure.

Consequential risk developments

Under the Group and Business Group CROs, all consequential risks are now formally integrated into the independent risk control process.
   With information security assuming ever increasing importance in today’s banking environment, UBS has separated information security risk control from IT development and production functions by creating independent information security risk control units, reporting to the Group CRO. The successful parrying of recent virus attacks against UBS has shown the expertise and strength of the information security risk control and management organization in protecting the confidentiality and integrity of our client data and assets.
   UBS, as the largest Private Bank in the world, initiated and achieved international agreement with 11 major banks and Trans-
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parency International, the leading international organization dedicated to combating corruption, on global anti-money laundering guidelines for private banking  – the “Wolfsberg Anti-Money Laundering Principles”. Their purpose is to try to prevent the use of banks’ worldwide operations for criminal purposes. Banks adopting these principles will endeavor to accept only those clients whose source of wealth and funds can be reasonably established to be legitimate. The principles deal with “know your customer” policies and the identification and follow-up of unusual or suspicious activities. UBS is committed to following these principles.
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Asset and Liability Management

Asset and Liability
Management

UBS’s Asset and Liability Management processes are designed to manage all balance-sheet related risks on a co-ordinated Group-wide basis. Group Treasury is responsible for the management of these risks so that the financial resources of the Group are efficiently used.

   The primary mission of our asset and liability management activities is to contribute to the maximization of UBS’s shareholder value through the optimal management of the Group’s financial resources. The individual goals of these processes are:

–	Efficient management and control of the Group’s non-trading interest rate and foreign exchange exposures.
–	Sustainable and cost-efficient funding of the Group’s balance sheet.
–	Optimal liquidity management in order to generate cash when required.
–	Efficient management of capital, while maintaining strategic flexibility, sound capitalization and strong ratings.
–	Compliance with all applicable legal and regulatory requirements.

Group Treasury is governed by the Group’s Risk Management and Control Principles, with its own specific processes and policies, tailored to the types of risk it manages: Group liquidity risk, Group funding risk and non-trading related foreign exchange and interest rate risk.

Principles

The Group’s approach to interest rate risk management is based on a comprehensive framework in which only a limited number of business areas are allowed to actively manage interest rate risk. All non-trading interest rate risk is transferred, as it is incurred, to either Group Treasury or to UBS Warburg’s Cash and Collateral Trading book (CCT), depending on the maturity and currency of the underlying transaction.

   These two business areas manage these risks centrally, within pre-defined risk limits, exploiting the Group-wide netting potential. If appropriate, Group Treasury transfers some of its risk to CCT which, in turn, interacts with the external market.
   These processes aim to immunize the originating business unit from all interest rate risk, providing them with an interest rate risk-free margin.
   UBS’s liquidity management ensures that the Group can at all times fulfil its payment obligations, without compromising its ability to take advantage of market opportunities as they arise. Liquidity management is based on an integrated system which encompasses all known cash flows within the Group, and takes account of the availability of high-grade collateral. The liquidity position is managed using scenario-based analysis taking stress factors into consideration.
   Group Treasury and CCT operate an integrated collateral management process which both provides collateral for CCT’s securities lending activities and constitutes a key element of the Group’s liquidity management. CCT is able to generate substantial revenues for the Group and its clients through securities lending transactions.
   Group Treasury co-ordinates all funding activities in order to ensure that the Group’s businesses are funded at the lowest possible costs. It also seeks to maintain a well diversified portfolio of funding sources and to preserve a balanced liability structure.
   UBS’s currency management seeks to shield UBS’s equity and expected future cash flows from adverse currency fluctuations against the Swiss franc.
   Currency translation risk management ensures that UBS’s equity is always invested in Swiss francs, while currency transaction risk management proactively hedges recognized future foreign currency exposures against the Swiss franc. The hedging process is centered on the use of a cost-efficient option strategy, designed to retain the upside potential of any favorable currency movements.
   UBS’s capital management aims to guarantee sound capitalization, strong credit ratings and compliance with regulatory requirements, while maximizing shareholder value. UBS’s capital needs are constantly analyzed to ensure that the individual business areas are always supplied with sufficient capital to meet their anticipated requirements. Where excess capital is identified, UBS is committed to the innovative use of capital management techniques to return surplus funds to shareholders.
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Interest rate risk management

Interest rate risk is inherent to many of UBS’s businesses. Interest rate risks arise from a variety of factors, including differences in the timing between the contractual maturity or repricing of assets, liabilities and derivative instruments. Net interest income is affected by changes in market interest rates, because the repricing characteristics of loans and other interest earning assets do not necessarily match those of deposits, other borrowings and capital. In the case of floating rate assets and liabilities, UBS is also exposed to basis risk, which is the difference in repricing characteristics of the relevant pairs of floating rate indices, such as the savings rate and six months LIBOR. In addition, certain products have embedded options that affect their pricing and their effective maturity.

   UBS adopts a comprehensive Group-wide approach to managing interest rate risk, and allocates the responsibility for managing this risk to a limited number of business areas. Under this approach, interest rate risk is clearly segregated into trading and non-trading risk. All interest rate risks arising from non-trading business activities are captured at the point of business origination and transferred either to CCT or to the Group Treasury through a Group-wide transfer pricing mechanism. The risk is then managed centrally either by Group Treasury or by CCT in accordance with the relevant risk policies and limits. (The private label banks of UBS Switzerland, while subject to the same transfer prices, are an exception to this rule, and manage their own interest rate risk separately.)

Internal hedging process

In the case of client businesses which have no contractual maturity date or directly marketlinked customer rate, such as savings accounts or current accounts, the interest rate risk is transferred from the business areas by pooled transactions to Group Treasury’s Bank Book. Since these products effectively contain embedded options in respect of withdrawal/pre-payment and rate setting, they cannot be economically hedged by single back-to-back transactions. Group Treasury therefore manages the inherent interest rate risk in these products through the establishment of replicating portfolios of revolving fixed-rate transactions of predefined maturities which approximate the average cash flow behavior of these positions.
   Until the end of 2000, the interest rate risk of long-term Swiss franc transactions with fixed maturities beyond 1 year was transferred by single back-to-back transactions from the originating business area to CCT. In this way the originating business area was immunized from any residual interest rate risk and thus locked in an interestrate-risk-free margin on these products. Since the start of 2001 these back-to-back transactions have been carried out with Group Treasury rather than with CCT. This allows UBS to benefit directly from the netting potential between these transactions and the replicating portfolios. Group Treasury then economically hedges all remaining risks (after netting) through internal transactions with CCT.
   Short-term (fixed maturity below 1 year) and non-Swiss franc transactions continue to be transferred directly into the trading book of CCT.
   In addition to the interest rate risk associated with client business, a significant amount of interest rate risk arises in relation to non-business balance sheet items, such as in the refinancing of the Group’s real estate, equity investments in associated companies and the investment of UBS’s own equity. The refinancing of real estate and equity investments and the investment of equity are all strategic decisions which implicitly create nontrading interest rate exposures. The interest rate risks inherent in these balance sheet items are managed by Group Treasury by representing them as replicating portfolios, on the basis of decisions taken by the Group Executive Board as to the appropriate effective maturities.
   All the replicating portfolios in the Bank Book are updated monthly by replacing maturing tranches with new aggregate tranches which reflect the changes in the balance sheet over the period. By their nature, the staggered tranches, making up each replicating portfolio, reduce the volume that must be economically hedged by the Bank Book at each monthly rollover. Even so, the new aggregate tranches are of such a size that they cannot be offset instantly. The Bank Book therefore assumes intra-month interest rate exposure while it executes the necessary offsetting hedges with CCT. The exposure in the Bank
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Interest Rate Sensitivity of the Bank Book

	Within 1	1 to 3	3 to 12	1 to 5	Over
CHF thousand per basis point	month	months	months	years	5 years	Total

CHF	(11)	60	239	493	(37)	744
USD	13	58	11	(342)	(183)	(443)
EUR	0	9	1	82	177	269
GBP	0	0	(36)	270	585	819
JPY	0	0	0	(1)	(4)	(5)
Others	0	0	0	0	0	0

Total	2	127	215	502	538	1,384

of which equity replicating portfolio

CHF	28	11	288	7,295	2,981	10,603

Bank Book without equity replicating portfolio

Total	(26)	116	(73)	(6,793)	(2,443)	(9,219)

Book therefore tends to fluctuate between monthly rollovers.

   Within its risk limits, CCT decides whether the internal hedge transactions will be offset with the external market or remain in its trading book.

Interest rate sensitivity of the Bank Book

The Group Executive Board has approved risk management policies, risk limits and a control framework for the entire interest rate risk management process, including the establishment of a Value-at-Risk (VaR) limit for the interest rate exposure of the Bank Book. The Market Risk Control function monitors the risk in both CCT and Group Treasury on a daily basis as part of UBS’s overall market risk in order to ensure the integrity of the interest rate risk management process and its compliance with the defined risk limits.
   UBS’s approach to managing the interest rate risks in the Bank Book follows the regulatory framework recently introduced by Swiss Federal Banking Commission (FBC). In the course of 2000, it became mandatory for all Swiss banks to report to the Swiss National Bank the interest rate sensitivity of the Bank Book on a quarterly basis. Additionally, the specific composition of the underlying replicating portfolios used to manage individual balance sheet items must be disclosed in order to assist the regulators to identify “outliers” in terms of interest rate risk profiles – profiles which are not typical of a bank or the part of its business that is being monitored.
   The table above shows the interest rate sensitivity of the Bank Book as at 31 December 2000 measured in terms of the potential impact of a one basis point (0.01%) parallel rise in interest rates on the market value of each balance sheet item.
   The most significant component of the Bank Book sensitivity stems from the investment of the Group’s equity. At 31 December 2000, the Group’s equity was invested in a portfolio of fixed-rate CHF deposits with an average duration of 2.5 years and a sensitivity of CHF 10.6 million per basis point, in line with the strategic investment targets set by the Group Executive Board. In order to ensure that these targets are met, the Group’s equity is offset by a liability position represented as a replicating portfolio reflecting this target bench mark. The Group’s equity is thus automatically invested according to the strategic targets so as to offset the interest rate risk associated with this equity replicating portfolio. The interest rate sensitivity of these investments indicates the extent to which their fair value would be affected by a move in interest rates. This in turn is directly related to the chosen investment duration. However, when measured against the offsetting equity replicating portfolio, the residual interest rate risk is not significant. Moreover, any reduction in the interest rate sensitivity relating to the investment of UBS’s equity would inevitably require investing at significantly shorter maturities, which would lead to a higher volatility in the Group’s interest earnings.
   In addition to the standard sensitivity measure shown above, UBS uses the following two measures to help monitor the risk inherent in the Bank Book:

–	Net interest income at risk, which is defined as the exposure of the net interest income
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arising in the Bank Book to an adverse movement in interest rates over the next twelve months. Since all client business with fixed maturities is “match funded”, the product margins of these transactions are not affected by changes in interest rates. Therefore only net interest income positions resulting from replicating portfolios are exposed to market changes. The net interest income at risk figure estimates the impact of different changes in the level of interest rates using shock scenarios as well as gradual changes in interest rates over a period of time. All of the scenarios are compared with a scenario where current market rates are held constant for the next twelve months.

–	Economic value sensitivity, which is the potential change in market value of the Bank Book resulting from large changes in interest rates. This estimates the effect of an immediate interest rate shock on the net position in the Bank Book.

The net interest income at risk measure on the Bank Book considers such variables as:

–	Re-pricing characteristics of assets and liabilities.
–	The effect of rate barrier, such as caps and floors, on assets and liabilities.
–	Maturity effects of replicating portfolios.
–	Behavior of competitors.

   The methodology is designed to highlight the effects of market changes in interest rates on existing balance sheet positions; it ignores future changes in the asset and liability mix and therefore it is not, by itself, a predictor of future net interest income.

   Both measures are based on the Bank Book’s interest rate position excluding the liability position relating to the “equity replicating portfolio”.
   The two methodologies provide different measures of the level of interest rate risk. The economic value sensitivity measure provides a longer-term view, since this considers the present value of all future cash flows generated from the existing balance sheet positions. The net interest income at risk measure provides a shorter-term view, as it considers the repricing effect from all maturing positions over the next twelve months. The table below shows the change in risk under both measures between 31 December 1999 and 31 December 2000.
   Among various scenarios that have been analyzed, the net interest income at risk figure shown is the worst case and relates to an interest rate shock (parallel shift) of –200 basis points. At 31 December 1999, the difference to the constant market rate scenario represented –5.6% of the year’s total net interest income and –3.0% at 31 December 2000. In this extreme scenario the largest part of the decrease would occur due to lower margins on deposit accounts and lower returns on the investment of the Group’s equity.
   The economic value sensitivity shows the effect of a 100 basis point adverse interest rate shock, implying that UBS had an exposure of CHF –555 million to that degree of rising rates at 31 December 1999 and CHF –908 million at 31 December 2000.
   The substantial increase in the economic value sensitivity in the course of 2000 was primarily due to the decision to lengthen the duration of the Group’s equity investment. The other main contribution to the increase resulted from the USD refinancing of the PaineWebber acquisition, which lead to a negative sensitivity to USD rates.

Other effects of interest rate changes on

UBS’s profitability
Neither of these two methodologies gives a complete picture of the effect of interest rate changes on the Group’s revenues and costs. In principle, higher rates give UBS opportunities to improve loan pricing and deposit margins. Income from invested equity also increases, particularly where the yield curve is steep, al-

Change in Risk under two Methodologies

	For the year ended

CHF million	31.12.00	31.12.99	31.12.98

Net interest income at risk	(247)	(355)	(265)
Economic value sensitivity	(908)	(555)	(493)

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though as it is mostly invested long term the average rate only rises slowly. However, rising interest rates also cost the Group money, through the cost of funding its trading portfolios, especially if the yield curve is inverted. Loan demand may also reduce and deterioration in credit quality is likely, especially if rates rise towards the end of the yield cycle. At the same time, increased rates may reduce the prospects for growth in equity markets, leading to lower net new money and lower transaction volumes, both of which would impact our fee income. Furthermore, changes in rates in different currencies have stronger or weaker effects on different aspects of the overall picture – trading related revenues are more exposed to changes in USD rates, but loans and deposit margins to changes in CHF rates.
   A similarly complicated picture would apply to a reduction in interest rates. So, although the sensitivity of UBS’s income to changes in the rates applied to its current balance sheet positions gives some indication of interest rate risk, the overall effect of a change in interest rates on the whole of the Group’s business is much harder to model. It will partly depend on other factors, such as the shape of the yield curve, the position in the credit cycle and market perceptions of the progress of key economies.

Liquidity and funding management

The Group Executive Board (GEB) has approved a policy which establishes the core principles for liquidity management and has defined an appropriate contingency plan. A first set of principles relates to the establishment of liquidity risk limits (for example a net overnight funding limit). The risk limits are set by the GEB and monitored by the Group Treasury Committee which is chaired by the Group Treasurer and meets on a monthly basis to assess the Group’s liquidity exposure. A second set of principles concentrates on liquidity crisis management for which detailed contingency plans have been developed. Regional committees constantly monitor the markets in which UBS operates for potential threats and regularly report their findings to the GTC. In the event of a liquidity crisis regional crisis task forces will perform all necessary contingency actions under the direction of senior management.

   The liquidity management process is undertaken jointly by Group Treasury and CCT. Group Treasury’s function is to establish a comprehensive framework of policies and risk limits, while CCT undertakes operational cash and collateral management transactions within the established parameters. UBS’s centralized cash and collateral management structure permits a tight control on both its global cash position and the stock of highly liquid and rediscountable securities.

Liquidity management approach

UBS’s approach to liquidity management seeks to ensure that the Group will always have sufficient liquidity to meet its liabilities when due, without compromising its ability to respond quickly to strategic market opportunities. UBS’s centralized approach to liquidity management encompasses the entire network of branches and all subsidiaries and ensures that the liquidity position is more than adequate to cover short-term liabilities at all times. UBS’s liquidity management is based on an integrated framework that incorporates an assessment of all known cash flows within the Group and the availability of high-grade collateral, which could be used to secure additional funding if required. The liquidity position is prudently managed under a variety of potential scenarios, taking stress factors into due consideration. The range of scenarios analyzed encompasses both normal market conditions and stressed conditions, including both bank-specific and general market crises. For each scenario considered, the short-term liquidity position arising out of nontrading activities is determined by matching liabilities running off against maturing assets repaid. This gap is then augmented by that of the trading book by ascertaining the value of assets which could be liquidated as compared to the liabilities which would have to be repaid. Here, due account is also taken of UBS’s large stock of high-quality collateral.

Benefits of centralization

Being a globally integrated financial services firm, UBS’s range of business activities naturally generate asset and liability portfolios which are highly diversified with respect to market, product and currency. This lowers
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UBS’s exposure to individual funding sources, and also provides a broader range of investment opportunities, which in turn reduces liquidity risk. The centralized approach to liquidity management adopted at UBS allows these advantages to be exploited. Group Treasury is, furthermore, instrumental in implementing an integrated collateral management process on a Group-wide basis to ensure that the large, high-quality pool of collateral gathered across the Group is made accessible to UBS Warburg’s CCT activities. Through securities lending transactions, CCT creates additional revenues for both UBS Group and its clients. These activities also generate substantial funding on a secured basis and provide an additional liquidity cushion which could be crucial in crisis situations.

Funding management approach

UBS’s funding strategy seeks to ensure that business activities are funded at the lowest possible cost. With a broad diversification of funding sources (by market, product and currency), UBS maintains a well-balanced portfolio of liabilities which generates a stable flow of financing and additionally provides protection in the event of market disruptions. In this context UBS’s strong domestic retail business is a very valuable, cost efficient and reliable source of funding. Through the establishment of short, medium and long-term funding programs in Europe, in the US and in Asia, UBS can raise funds globally in a very efficient manner and minimize its dependence on any particular source of funding.

Development during 2000

In the course of 2000, UBS’s long-term debt portfolio has decreased from CHF 56.3 billion at 31 December 1999 to CHF 54.9 billion at 31 December 2000 as maturing issues were not fully replaced. The maturity profile of the long-term debt portfolio is well balanced with a slight bias towards shorter-term maturities. See note 21 to the Financial Statements in UBS’s Financial Report 2000 for further information concerning long-term debt.

Currency management

UBS reports its results in Swiss francs (CHF), the currency of the country in which it is incorporated. UBS’s corporate currency management activities are designed to protect the Group’s equity and expected future foreign currency cash flows from adverse currency movements against the Swiss franc, while preserving the option of exploiting any market opportunities which may arise.

   While managing this risk the following overarching principles are adhered to

–	Equity must be invested in Swiss francs.
–	Currency management processes must be designed to minimize exposures against the Swiss franc.
–	Core currency exposures must be actively managed to protect them against adverse currency movements.

Translation (balance sheet) currency risk

UBS aims to maintain the flexibility to allow foreign assets (a business unit or a non-financial asset) to be divested at any time without adverse currency impacts. Foreign currency assets are therefore match funded in the relevant currency. The match-funding principle is also applied to the financing of foreign investments, including foreign equity investments. This strategy, together with the repatriation into Swiss francs of foreign currency dividends and capital, ensures that the Group’s equity is always fully invested in Swiss francs.

Transaction (revenues/costs) currency risk

From 1 January 2001, a new process has been implemented to improve and streamline the process of transforming foreign currency results into Swiss francs, creating greater transparency for the currency risk management, budgeting and performance measurement processes.
   The new process involves the regular conversion of each month’s profits or losses from the original transaction currencies directly into Swiss francs at month end instead of the previous, annual, two-step process initially involving a conversion into the local reporting currency and only then into Swiss francs. Foreign currency exposures will be translated into Swiss francs at prevailing month end foreign exchange rates rather than at the yearly average rates previously used. The benefits of the
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new transaction currency risk management process are

–	the monthly sell-down into Swiss francs will reduce volatility in the Group’s earnings due to currency fluctuations;
–	the visibility of the break-down into the underlying original transaction currencies enables UBS to more effectively manage the currency exposures inherent in the Group’s cost and revenue flows;
–	the foreign exchange rates used in the financial accounts will be the same as those used in management accounting.
While the new process will reduce the susceptibility of annual earnings to adverse currency movements, it will not completely immunize the Group against them. Group Treasury will therefore proactively hedge significant currency exposures (mainly USD, EUR and GBP), in accordance with the instructions of the Group Executive Board and subject to the VaR limit which has been established for this risk. Hedging strategies employed include a cost-efficient option strategy, providing a safety net against unfavorable currency fluctuations while preserving the upside potential.

Process in use during 2000

The transaction currency risk management process in use during 2000 was designed to protect the budgeted annual foreign currency net profits against adverse currency movements during the year. Foreign currency net profits in each currency were actively managed by Group Treasury on behalf of the Group. The non-trading foreign currency exposures were mainly hedged with foreign exchange forward contracts, although foreign exchange options were also used, particularly where there was a measure of uncertainty about the magnitude of the underlying income. During the year, actual results were continuously monitored, and major budget deviations were communicated to Group Treasury for potential additional hedge transactions.
   The table below summarizes the VaR usage in relation to transaction currency risk in the course of 2000.
   The net position of the budgeted net profits and the corresponding hedges is the basis for the VaR calculation on Group Treasury’s non-trading currency position.
   The principal contributors to non-trading currency exposure are operations in the UK and the US. In general under this previous process, the VaR position was highest at the beginning of the year when the budgeted net profits were transferred to Group Treasury and was gradually reduced during the year, depending on the exact hedge strategy being used. The underlying policy was to keep the VaR of the non-trading currency position as low as practicable.
   Non-trading currency risk VaR exposure in 2001 is expected to be lower, thanks to the new currency management process.

Non-trading Currency Risk VaR

				Last value
CHF million	Minimum	Maximum	Average	of period

1999	1.4	77.8	37.1	59.7
2000	11.6	113.4	33.7	12.7

Capital Adequacy

CHF million, except ratios	31.12.00	31.12.99	31.12.98

BIS Tier 1 capital	31,892	28,952	28,220
BIS Tier 1 and Tier 2 capital	42,860	39,682	40,306

BIS Tier 1 capital ratio (%)	11.7	10.6	9.3
BIS Tier 1 and Tier 2 capital ratio (%)	15.7	14.5	13.2

Balance sheet assets	223,528	214,012	237,042
Off balance sheet and other positions	39,002	48,282	50,659
Market risk positions	10,760	10,813	16,018

Total BIS risk-weighted assets	273,290	273,107	303,719

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Capital management

Capital management is undertaken by Group Treasury as an integral part of the Group’s asset and liability management function. UBS’s overall capital needs are continually reviewed to ensure that our capital base can appropriately support the anticipated needs of business units as well as regulatory capital requirements.

   As the table above shows, UBS is very well capitalized. In the course of 2000, the BIS Tier 1 ratio increased from 10.6% at 31 December 1999 to 11.7% at 31 December 2000. This improvement was possible despite the merger with PaineWebber thanks to the increase in retained earnings and the issuance of new equity and hybrid capital (a share capital increase of 12 million new shares to help fund the PaineWebber merger and the issuance of USD 1.5 billion Trust Preferred Securities) and a substantial decrease from UBS’s in risk-weighted assets excluding the effect of adding PaineWebber business.
   The table above shows the key capital figures and ratios as of 31 December 2000 and 31 December 1999.
   The ratios measure capital adequacy by comparing UBS’s eligible capital with its risk-weighted assets, which include balance sheet assets, net positions in securities not held in the trading portfolio, off-balance sheet transactions converted into their credit equivalents and market risk positions at a weighted amount to reflect their relative risk.
   The calculation of capital requirements applicable to UBS under Swiss Federal Banking Commission regulations differs in certain respects from the calculation under the BIS guidelines. Most importantly

–	where the BIS currently does not apply risk weightings above 100% to any asset category, the Swiss Federal Banking Commission applies risk weightings of greater than 100% to certain kinds of assets (for example real estate, bank premises, other fixed assets, equity securities and unconsolidated equity investments);
–	where the BIS guidelines apply 20% risk weighting to obligations of OECD banks, the Swiss Federal Banking Commission’s regulations apply risk weightings of 25% to 75% (depending on maturities) to debts from OECD banks.
As a result of these differences, UBS’s risk-weighted assets are higher, and its ratios of total capital and Tier 1 capital are lower when calculated under the Swiss Federal Banking Commission regulations as compared to BIS guidelines. Nevertheless, UBS and its predecessor banks have always had total capital and Tier 1 capital in excess of the minimum requirements of both the BIS and the Swiss Federal Banking Commission, since the regulations and guidelines were first implemented in 1988.

Initiatives in 2000

UBS’s capital management is primarily driven by shareholder value considerations, respecting the need to maintain strategic flexibility, sound capitalization and strong ratings. During the course of 2000 several major measures were taken to achieve these goals.

Share buy back and cancellation

In view of the continuous increase of capital from retained earnings experienced during 1999, the Group introduced a share buy-back program in January 2000, in order to reduce the number of issued shares and enhance earnings per share. The program ran until June 2000, during which time a total of 18.4 million shares were repurchased at an average price of CHF 217, representing a total expenditure of CHF 4 billion and repurchase of about 4.3% of shares outstanding. These shares will be cancelled in July 2001, following the approval of shareholders at the Annual General Meeting on 26 April 2001.

Stock Split

At the Annual General Meeting in April 2000, shareholders approved a 2-for-1 stock split, effective 8 May 2000, reducing the par value of the share to the minimum of CHF 10 then permissible under Swiss law. The motivation behind the split was that, in absolute terms, the UBS share was of relatively high value per share compared to stocks of other European, and particularly US financial services providers.

New York Stock Exchange (NYSE) listing

On 16 May 2000 our shares were listed on the NYSE in the form of global registered shares creating one global share traded in Zurich, New York and Tokyo. As the first Swiss com-
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pany to list a global share in New York, UBS contributed to a significant enhancement in clearing and settlement infrastructure, most notably the creation of a link between the US and Swiss securities depositories to facilitate cross-border settlement.

Equity funding of the PaineWebber merger

UBS merged with Paine Webber Group Inc. on 3 November 2000. Half of the consideration was paid in UBS shares, requiring a total of 41 million shares.
   At an extraordinary general meeting on 7 September 2000, UBS shareholders approved the creation of 38 million new shares in the form of authorized capital for the merger with PaineWebber and 17 million new shares in the form of conditional capital for PaineWebber options outstanding beyond the merger date. In order to minimize the dilutive effects of the merger to existing shareholders, UBS issued only 12 million new shares from authorized capital on the completion date. 7 million shares were re-issued out of the Group’s Treasury holdings and 22 million shares were borrowed.
   On 6 November 2000 a new share buy-back program was launched, which ran until 2 March 2001. Unlike the program which ran in the first half of 2000 it was not designed to result in cancellation of the repurchased shares. 22 million shares were purchased under this program between November 2000 and January 2001, at an average price of CHF 262, and used to repay the shares borrowed to pay the PaineWebber merger consideration. The remaining 8 million shares purchased under this program will primarily be used to cover the requirements of UBS’s employee share schemes.

Capital management plans for 2001

New second-line buy-back program

Given its continuing strong capital generation, UBS intends again to repurchase shares for capital reduction purposes under a “second-line” buyback program, aimed at institutional investors, allowing tax efficient cancellation of shares.
   This new second-line program becomes available from 5 March 2001 and may run until 5 March 2002. A maximum of CHF 5 billion worth of shares may be repurchased under the program. These shares will be cancelled following approval by the Annual General Meeting in April 2002.

Share split and distribution by par value reduction

The minimum par value allowed under law for a Swiss share is CHF 10. The share split that UBS implemented in May last year brought the par value of its share down to this level, removing any further opportunity to split the share.
   Under new regulations, which are currently passing through the Swiss legislative process and are expected to become effective on 1 May 2001, the minimum par value is expected to be reduced to CHF 0.01. UBS intends to utilize this change to lower the market price per share to a level more in line with that of its global peer group, and to make a tax efficient payment to its shareholders in the form of a reduction in the nominal value of its shares.
   If shareholder approval is granted, a distribution of CHF 1.60, in respect of the fourth quarter 2000, will be paid in the form of a par value reduction. This is treated in Switzerland as a return of capital to shareholders, not as income, and is therefore tax efficient for shareholders who pay tax in Switzerland. The par value reduction also has advantages for shareholders outside Switzerland, as no Swiss withholding tax is payable on it. Holders outside of Switzerland should consult their tax advisors in determining the tax implications in their country.
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   The distribution will reduce the par value of the share to CHF 8.40. UBS will then split its share 3 for 1, resulting in a new par value of CHF 2.80 per share.
   Because of the legal and regulatory processes involved, the par value reduction is expected to take place on 16 July 2001, for payment on 18 July 2001 to holders of record on 13 July 2001 if the relevant legislation has come into force. The share split will also be implemented on 16 July 2001.

Proposed Changes to Par Value

CHF

Par value at 01.01.01	10.0
Proposed distribution in the form of par value reduction	1.6

New par value	8.4
Proposed stock split	3 for 1

New per value after proposed distribution and stock split	2.8

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Corporate Governance

Corporate Governance
Corporate Organization

UBS is committed to meeting the highest international standards of corporate governance in its organizational structure. Corporate and executive bodies are organized in line with the leading codes of best practice.

Corporate Organization

UBS’s organizational structure, based on two separate boards having different functions and responsibilities, guarantees clear controls and a balance between the Board of Directors (Board) and the Group Executive Board (GEB).

   The functions of Chairman of the Board of Directors (Chairman) and President of the Group Executive Board (President) are conferred on two different people, guaranteeing separation of powers.

Organizational principles

The shareholders elect each member of the Board. The Board appoints the Chairman, the Vice Chairmen and the members of the various Board committees from among the elected Board members. It also appoints the President and members of the GEB and the Group Managing Board (GMB).

   The Board is the highest corporate body with responsibility for the ultimate direction and strategy of the company and the appointment and supervision of its executive management. A large majority of the Board members are non-executive and fully independent. The Chairman and at least one Vice Chairman have executive roles and assume supervisory and leadership responsibilities for matters including strategy, risk supervision, compensation principles and succession planning.
   The GEB has executive management responsibility for the company. Together with the Chairman’s Office it assumes overall responsibility for the development of UBS’s strategies. It is responsible for the implementation and results of those strategies. Its membership includes the CEOs of the Business Groups, who are accountable to the President for the financial results and management of their Business Groups. The President and the GEB are accountable to the Chairman and his Board for the Group results, and the Board in turn is accountable to shareholders.
   In order to ensure that the Board and GEB are independent of each other, no member of one board may also be a member of the other.

The Board of Directors

As at 31 December 2000, the Board consisted of eight Directors (see list on page 81). Alex Krauer, Chairman since 1998, and Andreas Reinhart will step down from their functions at the Annual General Meeting of Shareholders (AGM), to be held on 26 April 2001. The Board will propose to the AGM that Marcel Ospel, currently Group Chief Executive Officer, be elected to the Board, and has decided to then appoint Marcel Ospel as its Chairman. In order to reflect UBS’s global reach at board level, the AGM will also be asked to elect three new non-Swiss Directors: Sir Peter Davis (born 1941), CEO of Sainsbury plc, London; Johannes Antonie de Gier (1944), former Chairman and CEO of Warburg Dillon Read (now UBS Warburg), London; Lawrence Allen Weinbach (1940), Chairman and CEO of Unisys Corporation, New York.
   The Board is organized as follows:
   The Chairman operates a Chairman’s Office, including the Vice-Chairmen, which meets regularly with the President and his appointees from the GEB to address fundamental issues for the Group, such as overall strategy, mid-term financial and business planning, mid-term succession plans, global compensation principles, and the risk profile of the Group. The Chairman’s Office assumes special authority in the credit approval process. It also acts as the Audit Supervisory Board, with responsibility for the supervision of Group Internal Audit, and as the Nomination Committee.
   Following the 2001 AGM, a separate Compensation Committee will be appointed, mainly from among the non-executive directors. It will have responsibility for setting the global compensation policy of the organization and for determining the individual compensation and bonus for the members of the Chairman’s Office, GEB and GMB.
   The Board appoints an Audit Committee from among its non-executive members. The Audit Committee meets at least three times a year to oversee the performance of the external Group and Statutory Auditors. It also monitors interaction between Group Internal Audit and the external auditors. All three members  – Peter Böckli as Chairman, Rolf Meyer and Andreas Reinhart  – are fully independent from UBS. They are financially literate and familiar with the accounting practices of international financial services groups. The Audit Committee does not itself perform audits, but supervises the auditing work done by internal and external auditors. Its primary responsibility is thereby to review the organization and efficiency of internal control
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Corporate Organization

procedures and the financial reporting process.
   Following the 2001 AGM, the Board will appoint a Corporate Responsibility Committee, composed of Board, GEB and GMB members. The Committee will be responsible for corporate social responsibility issues, for supervision of the Group’s adherence to relevant international standards, and for appropriate associated reporting.

The Group Executive Board

From 1 January 2001, the Group Executive Board (GEB) consisted of eight members (see list on page  83). Joseph J. Grano joined the GEB on 1 January 2001, following UBS’s merger with PaineWebber. Marcel Ospel, Chief Executive Officer, will step down from his function after the 2001 AGM when he is to be proposed for election to the Board. Luqman Arnold, currently Chief Financial Officer, will assume the role of President of the GEB.
   The GEB appoints the following major committees:
   The Group Governance Committee is responsible for the co-ordination of the Group’s interface with central banks and regulators, and for minimizing the Group’s reputation risks.
   The Group Finance Committee is responsible for co-ordinating the Group’s accounting, risk management and control, treasury and financial communication processes, aiming for the long-term maximization of shareholder value. The Group Finance Committee includes the chairmen of the associated functional committees: Group Risk Committee, Group Controlling Committee, and Group Treasury Committee.
   The Group Communications and Marketing Committee ensures that communication to all stakeholders, internally and externally, is transparent, accurate, concise, timely and consistent.
   The Group Human Resources Committee has responsibility for the definition of human resources policies and standards which contribute to the identification, recruitment, development and retention of high-caliber staff.
   The Group IT Committee ensures Groupwide coordination of policies and standards in the information technology area.

The Group Managing Board

As of 1 March 2001 the Group Managing Board (GMB) had 30 members all of whom hold high-level functions in the business groups, or the Corporate Center (see list on page  85).
   The GMB, is regularly informed of important decisions, and meets physically at least once a year to discuss fundamental Group issues.

Audit

Group Internal Audit

To guarantee full independence, the head of Group Internal Audit  – Walter Stürzinger until 31 December 2000, Markus Ronner from 1 January 2001  – reports directly to the Chairman of the Board.
   With 240 professionals worldwide, Group Internal Audit provides an independent review of the effectiveness of the system of internal controls and compliance with key rules and regulations. All key issues raised by Group Internal Audit are communicated to the management responsible, to the President and to the Chairman’s Office via formal Audit Reports. The Audit Supervisory Board and the Audit Committee of the Board are regularly informed of important findings.
   Extensive coordination and close cooperation with the external auditors enhances the efficiency of Group Internal Audit’s work.

External auditors

Ernst & Young Ltd., Basel, have been assigned the mandate of global auditors for the UBS Group. They assume all auditing functions according to laws, regulatory requests, and the UBS Articles of Association (see also paragraph on Relations with Regulators). Ernst & Young Ltd. meets all independence requirements established by the Securities and Exchange Commission (SEC). As part of its audit process, Ernst & Young Ltd. informs the Audit Committee of the measures it takes to ensure its and its employees’ independence from UBS, and outlines the nonaudit services which it delivers to UBS.
   At the Extraordinary General Meeting on 7 September 2000, UBS shareholders appointed Deloitte & Touche Experta AG, Basel, as Special auditors according to Article 31 paragraph  3 of the UBS Articles of Associa-
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tion. The Special auditors provided an audit opinion in respect of the details of the capital increase required for the PaineWebber transaction, independently from the normal auditors.

Senior management compensation principles

Overall philosophy

UBS operates in extremely competitive labor markets around the world. Accordingly, it seeks to attract, retain, motivate and develop highly qualified employees at all levels. In particular, it is critical to achieve this for positions where performance is most important to the UBS’s overall success. UBS is prepared to provide superior compensation opportunities in return for superior performance, and has developed the measurement systems and decision processes necessary to ensure that pay is tied directly to performance.
   Individual performance is measured on the basis of business area, Business Group, or Groupwide results, as appropriate to a particular executive’s responsibilities. In assessing performance, the Group considers both quantitative and qualitative factors. It also makes a balanced assessment of both current results and key performance indicators  – longer-term value drivers crucial to the Group’s ability to deliver future performance and growth. This assessment is closely linked to the value-based management process which UBS is now implementing.
   In conducting its assessments of executive performance, UBS reviews changes to its overall performance and the performance of its business units over time, against specifically established performance targets, and against the performance of our competitors, to the extent that such data are available.

Components of compensation

Compensation of senior executives consists of base salary and discretionary (performance-based) bonus, a significant portion of which is paid in the form of forfeitable restricted stock and employee stock option grants. Annual examination of competitors’ pay practices is conducted to ensure that UBS’s compensation policies and practices continue to support the objectives of attracting outstanding new executives, and motivating and retaining valuable employees.
   Bonuses are discretionary, and generally represent a substantial portion of total compensation for UBS’s senior management.

Share ownership commitment

It is UBS’s long-standing policy to strongly encourage significant levels of stock ownership among its senior management, aligning the interests of management closely with those of our shareholders. Share ownership is encouraged in the following ways:

–	A significant portion of each senior executive’s annual performance-based compensation is delivered in the form of UBS shares or employee stock options, on a mandatory basis.
–	Additional incentives are provided for senior managers who voluntarily elect to take an even greater portion of their annual performance-based compensation in the form of shares or employee stock options.
–	Below the senior executive level, significant numbers of employees are required to take a significant portion of their annual performance-based compensation in the form of shares, employee stock options, or other UBS equity-linked vehicles. Additionally, they are provided with opportunities to own stock through various programs.
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Directors and Officers of UBS

Directors and
Officers of UBS

The Board of Directors

Each member of the Board is elected at the Annual General Meeting of Shareholders for a four-year term. The initial term of office for each Director is, however, fixed in such a way as to ensure that about a quarter of all the members have to be newly elected or reelected every year.

   The table below shows information about the Board of Directors as at 31  December 2000.

			Expiration of
		Year of initial	current term
Name and business address	Position held	appointment	of office

Alex Krauer UBS AG Bahnhofstrasse 45 CH-8098 Zurich	Chairman Member of the Audit Supervisory Board	1998	2002[1]

Alberto Togni UBS AG Bahnhofstrasse 45 CH-8098 Zurich	Vice Chairman Chairman of the Audit Supervisory Board	1998	2001

Markus Kündig Bundesplatz 10 CH-6304 Zug	Vice Chairman Member of the Audit Supervisory Board	1998	2002

Peter Böckli Böckli Bodmer & Partners St. Jakobs-Strasse 41 P.O. Box 2348 CH-4002 Basel	Chairman of the Audit Committee	1998	2003

Rolf A. Meyer Heiniweidstrasse 18 CH-8806 Bäch	Member of the Audit Committee	1998	2003

Hans Peter Ming Sika Finanz AG Wiesenstrasse 7 CH-8008 Zurich	Board Member	1998	2004

Andreas Reinhart Volkart Brothers Holding Ltd. P.O. Box 343 CH-8401 Winterthur	Member of the Audit Committee	1998	2004[1]

Eric Honegger SAirGroup CH-8058 Zurich-Airport	Board Member	1999	2003

[1] Alex Krauer and Andreas Reinhart will step down from their functions at the Annual General Meeting in April 2001.
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  Alex Krauer, Chairman of the Board of Directors since 1998, joined the Board of Directors of Swiss Bank Corporation in 1988. In 1994, he became First Vice Chairman of Swiss Bank Corporation, and following the merger between Swiss Bank Corporation and Union Bank of Switzerland was named Vice Chairman of UBS AG in 1998. Mr. Krauer previously held various management functions in Ciba Ltd. and subsequently Ciba-Geigy Ltd. He was Chairman and CEO of Ciba-Geigy Ltd. from 1987 to 1996, and after the merger between Ciba-Geigy Ltd. and Sandoz Ltd. Chairman of Novartis Inc. from 1996 to 1999. He also served as a member of the Boards of Directors of Bâloise Holding from 1980 to 1999 and of Chiron Corporation from 1995 to 1999. Mr. Krauer was born on 3 June 1931.
   Alberto Togni, Vice Chairman of the Board of Directors, has been with UBS and SBC since 1959. From 1994 to 1997 he was Chief Risk Officer and a member of the Group Executive Committee of Swiss Bank Corporation. He previously held various functions in the Commercial division, becoming its head in 1993. In 1987 he was named General Manager and member of the Executive Board. Prior to that, he assumed different management roles in Zurich, New York, Tokyo and as representative for the Middle East in Beirut. Mr. Togni serves as a director of Unilever (Schweiz) AG, Zurich; Thomson Multimedia Ltd., Zurich; and Swiss National Bank, Zurich. Mr. Togni was born on 30 October 1938.
   Markus Kündig, Vice Chairman of the Board of Directors, is also the Chairman of the Board of Directors of LZ Medien Holding AG and the Vice Chairman of the Board of Directors of Clariant. He is a member of the Boards of Directors of Metro International AG, Merck AG and Pelikan Holding AG. Until 1999, Mr. Kündig was the proprietor of Kündig Printers Ltd. Mr. Kündig was born on 12 October 1931.
   Peter Böckli, Chairman of the Audit Committee, is a partner in the law office of Böckli Bodmer & Partners and a part-time professor of tax and business law at the University of Basel. He is a member of the Boards of Directors of Nestlé S.A., and Firmenich. In addition, he is the Vice Chairman of the Board of Directors of Manufacture des Montres Rolex S.A. Mr. Böckli was born on 7 May 1936.
   Rolf A. Meyer, a member of the Audit Committee, was until recently Chairman and CEO of Ciba Specialty Chemicals. He is now a consultant and is also a member of the Board of Siber Hegner AG. Mr. Meyer was born on 31 October 1943.
   Hans Peter Ming, a member of the Board, is the Chairman of the Board of Directors of Sika Finanz AG. He is also a member of the Board of Directors of Swiss Steel and sits on the Board of the Swiss Society of Chemical Industries. Mr. Ming was born on 12 October 1938.
   Andreas Reinhart, a member of the Audit Committee, is proprietor and Chairman of Volkart Group and a member of the Board of Directors of Volkart Foundation and Volkart Vision. He is Chairman of SAM Sustainability Group and of Non-Violence Project AG. He is a member of the Board of Directors of Scalo Publishers. Mr. Reinhart was born on 24 December 1944.
   Eric Honegger, a member of the Board, is the Chairman of the Board of Directors of SAirGroup. He is also the Chairman of the Board of Directors of Neue Zürcher Zeitung. Before joining SAirGroup Mr. Honegger was a member of the Zurich Government. Mr. Honegger was born on 29 April 1946.
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The Group Executive Board

The table below shows the membership of the Group Executive Board at 1 January 2001, following the appointment to the board of Joseph J. Grano.

		Year of initial
Name	Position held	appointment

Marcel Ospel	President and Group Chief Executive Officer	1998

Luqman Arnold	Chief Financial Officer	1999

Georges Gagnebin	Chief Executive Officer, UBS Private Banking	2000

Joseph J. Grano Jr.	President and CEO, UBS PaineWebber	2001

Markus Granziol	Chairman and Chief Executive Officer, UBS Warburg	1999

Stephan Haeringer	Chief Executive Officer, UBS Switzerlands	1998

Pierre de Weck	Chief Executive Officer, UBS Capital	1998

Peter A. Wuffli	Chairman and Chief Executive Officer, UBS Asset Management	1998

The business address of all members of the Group Executive Board is UBS AG, Bahnhofstrasse 45, Zurich, Switzerland.

Marcel Ospel, Group Chief Executive Officer, was the President and Group Chief Executive Officer of Swiss Bank Corporation (SBC), from 1996 to 1998. He was made CEO of SBC Warburg in 1995, having been a member of the Executive Board of SBC since 1990. From 1987 to 1990, he was in charge of Securities Trading and Sales at SBC. From 1984 to 1987 Mr. Ospel was Managing Director with Merrill Lynch Capital Markets; and from 1980 to 1984, he worked at SBC London and New York in the Capital Markets division. He began his career at Swiss Bank Corporation in the Central Planning and Marketing Division in 1977. Mr. Ospel was born on 8 February 1950.

   Luqman Arnold previously served as Chief Operating Officer of Warburg Dillon Read. Mr. Arnold joined SBC Warburg in 1996 as Chairman of the Asia/ Pacific division and was later named Chief Executive Officer of the successor organization in Asia/ Pacific. From 1993 to 1996 he was employed by Banque Paribas and was appointed to the Executive and Management Committees. Between 1983 and 1992 Mr. Arnold held various senior management positions at Credit Suisse First Boston. From 1973 to 1983 he worked at Manufacturers Hanover Corporation and at First National Bank in Dallas. Mr. Arnold was born on 16 April 1950.
   Georges Gagnebin is the CEO of the Private Banking unit of UBS Switzerland. Before holding this function, he was the Head of the International Clients Europe, Middle East & Africa business area in the Private Banking division. In 1994, he was named General Manager and Member of the SBC Group Executive Board, and in 1992, he became Deputy General Manager and a Member of the Executive Board. Between 1987 and 1992, he served as Head of Finance & Investment at SBC in Berne and Lausanne. In 1982, he was named Head of the Finance & Investment unit of SBC in Berne. Mr. Gagnebin began his career in 1969 at SBC in Berne. Mr. Gagnebin was born on 3 March 1946.
   Joseph J. Grano, Jr., President and CEO of UBS PaineWebber, joined the UBS AG Group Executive Board on 1 January 2001. In 1994, he was named President of PaineWebber Inc. He joined PaineWebber in 1988 as President of Retail Sales and Marketing. Before working for PaineWebber, Mr. Grano was with Merrill Lynch for 16 years holding various senior management positions including director of National Sales for Merrill Lynch Consumer Markets. Prior to joining Merrill Lynch in 1972, Mr. Grano served in the US Special Forces. Mr. Grano was born on 7 March 1948.
   Markus Granziol, Chairman and CEO of UBS Warburg, served from 1998 to 1999 as Global Head Equities and Fixed Income at Warburg Dillon Read and was a member of the Group Managing Board. From 1996 to
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Directors and Officers of UBS

1998, he was General Manager and member of the SBC Group Executive Board. Between 1995 and 1996 he served with SBC Warburg as the Joint Global Head of Equities. In 1994, he became Global Head of Equities at SBC in Hong Kong. Mr. Granziol joined SBC in 1987 as Head of the Securities Department at SBC in Zurich. Prior to that, he was Chief of Staff at the Swiss National Bank, and was also lecturer in macroeconomics and financial theory at the University of Zurich. Mr. Granziol was born on 21 January 1952.
   Stephan Haeringer, CEO of UBS Switzerland and of its Private and Corporate Clients business unit, has held several positions with UBS during the last three decades. From 1996 to 1998, he was Chief Executive Officer Region Switzerland. From 1991 to 1996, he served as Division Head, Private Banking and Institutional Asset Management. In 1991, he was appointed member of the Group Executive Board, and in 1987 he became Executive Vice President and served as Head of the Financial division. During the years 1967 to 1988, Mr. Haeringer assumed various management roles within the areas of Investment Counseling, Specialized Investments, Portfolio Management, Securities Administration and Collateral Loans. Mr. Haeringer was born on 6 December 1946.
   Pierre de Weck, CEO of UBS Capital, has assumed several functions at UBS. Until 1999, he served as Chief Credit Officer and Head of Private Equity. From 1995 to 1998, he served as a member of the Group Executive Board and Division Head Corporate and Institutional Finance. In 1994, Mr. de Weck was named Executive Vice President and member of the Group Executive Board while heading the Corporate Finance, Primary Markets and Merchant Banking division. Between 1992 and 1994 he was Chief Executive Officer Europe and between 1991 and 1992 Chief Executive Officer North America. In 1987, Mr. de Weck became Branch Manager in New York. He joined UBS in 1985 as Head of Project Finance in Zurich. Between 1976 and 1985 he held various positions at Citicorp in Zurich and New York. Mr. de Weck was born on 15 July 1950.
   Peter A. Wuffli is the Chairman and CEO of UBS Asset Management. Most recently, he was Group Chief Financial Officer of UBS. From 1994 to 1998, he was the Chief Financial Officer at SBC and a member of SBC’s Group Executive Committee. In 1984, he joined McKinsey & Co as management consultant and in 1990 became a partner of the McKinsey Switzerland senior management. Mr. Wuffli was born on 26 October 1957.
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Group Managing Board

In addition to the members of the Group Executive Board, the following members belonged to the Group Managing Board as at 1 March 2001:

Colin Buchan	Global Head Equities, UBS Warburg

Crispian Collins	Vice Chairman, UBS Asset Management

John Costas	President and Chief Operating Officer, UBS Warburg

Arthur Decurtins	Head Business Area Asia, UBS Private Banking

Jeffrey J. Diermeier	Chief Investment Officer, UBS Asset Management

Regina Dolan	Chief Administrative Officer, UBS PaineWebber

Thomas K. Escher	Head Business Area IT, UBS Switzerland

John A. Fraser	Head Business Area Asia Pacific, UBS Asset Management

Robert Gillespie	Joint Global Head, Corporate Finance, UBS Warburg

Jürg Haller	Head Business Area Risk Transformation and Capital Management, UBS Switzerland

Eugen Haltiner	Head Business Area Corporate Clients, UBS Switzerland

Gabriel Herrera	Head Business Area Europe, Middle East and Africa, UBS Asset Management

Alan C. Hodson	Head of European Equities, UBS Warburg

Benjamin F. Lenhardt, Jr.	Head Business Area Americas, UBS Asset Management

Donald Marron	Chairman UBS Americas

Urs. B. Rinderknecht	Group Mandates

Alain Robert	Head Business Area Individual Clients, UBS Switzerland

Marcel Rohner	Chief Operating Officer, Deputy CEO, UBS Private Banking

Gian Pietro Rossetti	Head Business Area Swiss Clients, UBS Private Banking

Hugo Schaub	Group Controller

Jean Francis Sierro	Head Business Area Resources, UBS Switzerland

Robert H. Silver	Head Operations and Systems, UBS PaineWebber

J. Richard Sipes	Joint Head Business Area Europe, UBS Private Banking

Clive Standish	CEO Asia Pacific, UBS Warburg

Walter Stürzinger	Group Chief Risk Officer

Marco Suter	Group Chief Credit Officer

Mark B. Sutton	Head US Private Clients, UBS PaineWebber

Rory Tapner	Joint Global Head, Corporate Finance, UBS Warburg

Raoul Weil	Joint Head Business Area Europe, UBS Private Banking

Stephan Zimmermann	Head Business Area Operations, UBS Switzerland

Auditors

External auditors
Ernst & Young, Ltd., Basel	Auditors for the Parent Bank and for the Group (term expires AGM 2001, proposed for reelection)
Deloitte&Touche Experta, Ltd., Basel	Special auditors (term expires AGM 2003)

Internal Audit
Markus Ronner	Head of Group Internal Audit
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Relations with Regulators

Relations with Regulators

The Group Governance Committee

The Group Governance Committee, chaired by the President of the GEB, ensures that adequate policies and procedures to minimize the Group’s reputational risks exist and are enforced. The Committee co-ordinates the Group’s public policy interface with governments, central banks and regulators. The permanent members of the committee are the Group Controller, Group Chief Risk Officer and Group Chief Credit Officer, the head of Group Internal Audit, the Group General Counsel and the Business Groups’ heads of Corporate Governance and of Legal and Compliance.

   As a Swiss-registered company, UBS’s main regulator is the Swiss Federal Banking Commission, but it is also regulated by key regulators worldwide. UBS aims to comply with all local and regional provisions and to work closely with the regulators in all jurisdictions where it has offices, branches and subsidiaries.

Regulation and supervision

UBS’s operations throughout the world are regulated and supervised by the relevant central banks and regulatory authorities in each of the jurisdictions in which it has offices, branches and subsidiaries. These authorities impose reserve and reporting requirements and controls on banks, including those relating to capital adequacy, depositor protection and prudential supervision. In addition, a number of countries where UBS operates impose additional limitations on or affecting foreign-owned or controlled banks and financial institutions, including

–	restrictions on the opening of local offices, branches or subsidiaries and the types of banking and non-banking activities that may be conducted by those local offices, branches or subsidiaries;
–	restrictions on the acquisition or level of ownership of local banks; and
–	restrictions on investment and other financial flows entering or leaving the country.

Changes in the supervisory and regulatory regimes of the countries where UBS operates will determine, to some degree, its ability to expand into new markets, the services and products that it will be able to offer in those markets and how it structures specific operations.
   The following sections describe the regulation and supervision of UBS’s business in Switzerland, and, to extend discussion of our regulatory relationships, we also discuss regulation of our business in the United States and the United Kingdom, where a total of 49% of our staff are employed.

Regulation and supervision in Switzerland

UBS is regulated in Switzerland under a system established by the Swiss Federal Law relating to Banks and Savings Banks of 8 November 1934, as amended, and the related Implementing Ordinance of 17 May 1972, as amended, known as the Federal Banking Law (FBL). Under the FBL, banks in Switzerland are permitted to engage in a full range of financial services activities, including commercial banking, investment banking and funds management. Banking groups may also engage in insurance activities, but these must be undertaken through a separate subsidiary.

   The FBL establishes a framework for supervision by the Federal Banking Commission (FBC). The FBC implements this framework through the issuance of Ordinances or Circular Letters to the banks that it supervises. In addition, the regulatory framework in Switzerland relies on self-regulation through the Swiss Bankers Association (SBA). The SBA issues guidelines to banks on conduct of business issues, such as

–	The Due Diligence Convention, which established know your customer standards to protect against money laundering;
–	Risk Management Guidelines for Trading and for the Use of Derivatives, which set out standards based on the recommendations on this subject from the Group of Thirty, The Basel Committee on Banking Supervision and The International Organization of Securities Commissions;
–	Portfolio Management Guidelines, which set standards for banks when managing customer funds and administering assets on their behalf;
–	Guidelines for the Management of Country Risk; and
–	Guidelines on the Treatment of Dormant Accounts, Custody Accounts and Safe Deposit Boxes held in Swiss Banks.
In its capacity as a securities broker, UBS is governed by the Swiss Federal Law on Stock Exchanges and Trading in Securities of
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24 March 1995, as amended, which appoints the FBC as prime regulator for these activities. Certain aspects of securities broking, such as the organization of trading, are subject to self-regulation through the SWX Swiss Exchange and the SBA, but under the overall supervision of the FBC.

Mandatory annual audits

The approach to supervising banks in Switzerland places a particular emphasis on the role of the external auditor. UBS’s auditors, who must be approved by the FBC to perform this role, are required to submit an annual report to the FBC that assesses UBS’s financial situation and its compliance with the regulations and self-regulatory guidelines that are applicable to its business. If the audit reveals violations or other irregularities, the independent auditors must (1) inform the FBC if a correction is not carried out within a designated time limit or (2) inform the FBC immediately in the case of serious violations or irregularities. The FBC may issue directives as necessary to require a bank to address any issues identified by the auditors and may also appoint an expert to act as an observer of a bank if the claims of the bank’s creditors appear to be seriously jeopardized.

Supervision by the FBC

In July 1999, the FBC established a dedicated unit called the Large Banking Groups Department which focuses solely on the supervision of UBS AG and the Credit Suisse Group. The group, which consists of experts covering all the main business activities in which UBS operates, supervises UBS directly through regular meetings with management and on-site visits. The group also co-ordinates the activities of the FBC with those of UBS’s main overseas supervisors and the external auditors.
   The FBC also monitors UBS’s compliance with capital and liquidity requirements. These are described in detail in the Asset and Liability Management section, on pages 70 to 71 and 73 to 74.

Disclosures to the Swiss National Bank

Although the primary responsibility for supervision of banks under the FBL lies with the FBC, UBS also submits an annual statement of condition and detailed monthly interim balance sheets to the Swiss National Bank, which it uses to monitor compliance with liquidity rules. The Swiss National Bank may require further disclosures from UBS concerning its financial condition and other information relevant to its regulatory oversight.

Regulation and supervision in the United States

Banking regulation

UBS’s operations in the United States are subject to a variety of regulatory regimes. UBS maintains branches in California, Connecticut, Illinois and New York and agencies in Florida and Texas. UBS refers to these as its US “banking offices”. UBS’s California branches are located in Los Angeles and San Francisco and are licensed by the Office of the Comptroller of the Currency. Each of UBS’s other US banking offices is licensed by the state banking authority of the state in which it is located. Each US banking office is subject to regulation and examination by its licensing authority. In addition, the Board of Governors of the Federal Reserve System exercises examination and regulatory authority over UBS’s statelicensed US banking offices. None of UBS’s US banking offices are insured by the Federal Deposit Insurance Corporation. The regulation of UBS’s US banking offices imposes restrictions on the activities of those offices, as well as prudential restrictions, such as limits on extensions of credit to a single borrower, including UBS subsidiaries.
   The licensing authority of each US banking office has the authority to take possession of the business and property of the office it licenses in certain circumstances. Such circumstances generally include violations of law, unsafe business practices and insolvency. So long as UBS maintains one or more federal branches, such as its California branches, state insolvency regimes that would otherwise be applicable to its state licensed offices may be preempted by US federal law. As a result, if the Office of the Comptroller of the Currency exercised its authority over UBS’s US banking offices pursuant to federal law in the event of a UBS insolvency, all of UBS’s US assets would be applied first to satisfy creditors of its US banking offices as a group, and then made available for application pursuant to any Swiss insolvency proceeding.
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   In addition to the direct regulation of its US banking offices, operating its US banking offices subjects UBS to regulation by the Board of Governors of the Federal Reserve System under various laws, including the International Banking Act of 1978, as amended, and the Bank Holding Company Act of 1956, as amended. The Bank Holding Company Act imposes significant restrictions on UBS’s US non-banking operations and on its worldwide holdings of equity in companies operating in the United States. Historically, UBS’s US non-banking activities were principally limited to activities that the Board of Governors of the Federal Reserve System found to be so “closely related to banking as to be a proper incident thereto”. Moreover, prior approval by the Board of Governors of the Federal Reserve System has been required to engage in new activities and to make acquisitions in the United States.
   The Gramm-Leach-Bliley Financial Modernization Act of 1999 was enacted last year, liberalizing the restrictions on the non-banking activities of banking organizations, including non-US banks operating US banking offices. Among other things, the Gramm-Leach-Bliley Act

–	allows bank holding companies meeting management and capital standards to engage in a substantially broader range of non-banking activities than previously was permissible, including insurance underwriting and making merchant banking investments;
–	allows insurers and other financial services companies to acquire banks;
–	removes various restrictions that previously applied to bank holding company ownership of securities firms and mutual fund advisory companies; and
–	revises the overall regulatory structure applicable to bank holding companies, including those that also engage in insurance and securities operations.
These provisions of the Gramm-Leach-Bliley Act became effective on 11 March 2000. On 10 April 2000, UBS AG was designated a “financial holding company” under the Gramm-Leach-Bliley Act, which generally permits it to exercise the new powers granted by that act.
   The Gramm-Leach-Bliley Act also modifies other current financial laws, including laws related to the conduct of securities activities by US banks and US banking offices. As a result, UBS will relocate certain activities now conducted by its US banking offices to a UBS subsidiary or elsewhere.

Other US regulation

In the United States, UBS’s US registered broker-dealer entities, including Paine Webber, Incorporated, are subject to regulations that cover all aspects of the securities business, including

–	sales methods,
–	trade practices among broker-dealers,
–	use and safekeeping of customers’ funds and securities,
–	capital structure,
–	record-keeping,
–	the financing of customers’ purchases, and
–	the conduct of directors, officers and employees.
These entities are regulated by a number of different government agencies and self-regulatory organizations, including the Securities and Exchange Commission and the National Association of Securities Dealers. Depending upon the specific nature of a broker-dealer’s business, it may also be regulated by some or all of the New York Stock Exchange, the Municipal Securities Rulemaking Board, the US Department of the Treasury, the Commodities Futures Trading Commission, and other exchanges of which it may be a member. These regulators have available a variety of sanctions, including the authority to conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders of the suspension or expulsion of the broker-dealer or its directors, officers or employees.
   UBS subsidiaries in the United States, including the former PaineWebber businesses, are also subject to regulation by applicable federal and state regulators of their activities in the investment advisory, trust company, mortgage lending and insurance businesses.

Regulation and supervision in the United Kingdom

UBS operates in the United Kingdom under a regulatory regime that is undergoing comprehensive restructuring aimed at establishing the Financial Services Authority (FSA), as the

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United Kingdom’s unified regulator. The Bank of England’s responsibilities for regulation of banking activities were transferred to the FSA by the Bank of England Act 1998.
   During 2000, UBS was regulated by the FSA in respect of its banking activities, the Securities and Futures Authority in respect of its investment banking, individual asset management, brokerage and principal trading activities, and by the Investment Management Regulatory Organization in respect of its institutional asset management and fund management activities.
   Full implementation of the Financial Services and Markets Act 2000, the legislation establishing the complete role of the FSA, is currently anticipated in the second half of 2001. When it is fully implemented the responsibilities of the Securities and Futures Authority and Investment Management Regulatory Organization will be taken over by the FSA.
   Some of UBS’s subsidiaries and affiliates are also regulated by the London Stock Exchange and other United Kingdom securities and commodities exchanges of which UBS is a member.
   The investment services that are subject to oversight by United Kingdom regulators are regulated in accordance with European Union directives requiring, among other things, compliance with certain capital adequacy standards, customer protection requirements and conduct of business rules. These standards, requirements and rules are similarly implemented, under the same directives, throughout the European Union and are broadly comparable in scope and purpose to the regulatory capital and customer protection requirements imposed under applicable US law.
   A number of UBS’s United Kingdom incorporated subsidiaries have the benefit of the “passport” conferred by European Directives, enabling them to establish branches in, and provide services cross-border into, other European Union countries without the need to comply with local (or “host state”) licensing requirements, although host state customer protection requirements will often apply.

Basel Committee on Banking Supervision

UBS supports the current initiative of the Basel Committee on Banking Supervision to reform the Capital Accord introduced in 1988, and is an active participant in industry dialogue with the Committee and with international regulators on this reform. It is critically important that the revision of the Capital Accord achieves a more flexible and risk-sensitive assessment of capital requirements, without undue complexity, and particularly that banks are not disadvantaged relative to securities firms that are not subject to the same capital requirements.

Relations with shareholders

UBS has almost 250,000 registered shareholders, ranging from sophisticated investment institutions to individual investors. All registered shareholders receive an illustrated Annual Review providing an overview of the Group during the year, and a short letter each quarter outlining new initiatives and UBS’s financial performance during the quarter. More detailed financial reports are produced each quarter and each year, and can be received on request. All registered shareholders are informed by mail about extraordinary general meetings, or other special events.

Shareholder rights

Shareholders, as the owners of the company, have specific rights under Swiss law. UBS is committed to make it as easy as possible for shareholders to take part in its decision-making processes. There are no restrictions with regard to share ownership and voting rights, except for nominees and trustees, whose voting rights are limited to a maximum of 5% of the outstanding shares. This limitation exists in order to avoid the risk of unknown shareholders with extensive holdings being entered in the share register. An exception from the strict 5% rule exists for securities clearing organizations such as the Depository Trust Company (DTC) in New York and SegaInterSettle (SIS) in Switzerland, which both fulfil a special fiduciary function for UBS shareholders.
   UBS Annual General Meetings (AGMs) are open for participation to all shareholders. Per-
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sonal invitations are sent to every registered shareholder at least 20 days ahead of the meeting. Shareholders may, if they do not wish to attend in person, issue instructions to accept, reject or abstain on each individual item on the agen da. They may also appoint UBS, another bank or the Independent Proxy to vote on their behalf AGMs offer the opportunity to shareholders to raise any questions regarding the development of the company and the events of the year under review. The members of the Board and Group Executive Board as well as the internal and external auditors are present to answer these questions. Decisions are normally taken by the majority of votes cast and in some cases, defined by law or UBS Articles of Association, a two-third majority of the votes represented at the AGM is required.
   Shareholders representing shares with an aggregate par value of one million Swiss francs may submit proposals for matters to be placed on the agenda for consideration by the AGM, provided that their proposals are submitted in writing within the deadline published by the company. Shareholders representing at least ten percent of the share capital, may ask that an Extraordinary General Meeting be convened to deal with a specific issue put forward by these shareholders.

UBS Group legal entity structure

The legal entity group structure of UBS is designed to support the Group’s businesses within an efficient legal, tax, regulatory and funding framework. Neither the Business Groups of UBS (UBS Warburg, UBS Switzerland and UBS Asset Management) nor the Corporate Center operate through their own individual legal entities but rather they generally operate out of the parent bank, UBS AG, through its Swiss and foreign branches.

   The goal of the focus on the parent bank structure is to capitalize on the synergies offered by the use of a single legal platform, enable the flexible use of capital in an efficient manner and to provide a structure where the activities of the Business Groups may be carried on without the need to set up separate subsidiaries beforehand.
   Where it is either not possible or not efficient to operate out of the parent bank, usually due to local legal, tax or regulatory rules or due to additional legal entities joining the UBS Group via acquisition, then the businesses operate through local subsidiary companies. The significant operating subsidiary companies in the Group are listed in note 38 to the financial statements, in UBS’s Financial Report 2000.
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Corporate Governance
Financial Disclosure Principles

UBS’s financial disclosure policies aim to achieve a fair market value for the UBS share by communicating transparently, openly and consistently with investors and the financial markets at all times.

Financial Disclosure
Principles

UBS believes that the market accords a “transparency premium” to the share prices of companies who provide clear, consistent and informative disclosure about their business. UBS aims to communicate its strategy and results in such a way that investors can gain a full and accurate understanding of how the company works, what its growth prospects are and what risks there are that this growth will not be realized.

   To continue to achieve these goals, UBS applies the following principles:

–	Transparency: disclosure aims to enhance the understandability of the economic drivers and detailed results of the business building trust and credibility;
–	Consistency: disclosure should be consistent and comparable within each reporting period and between reporting periods;
–	Simplicity: disclosure of information is made in as simple a manner as possible to facilitate the required level of understanding of business performance;
–	Relevance: information is disclosed only when relevant to UBS’s stakeholders, or required by regulation or statute;
–	Best practice: disclosure is in line with and, if possible, leads industry norms.
UBS reports its results quarterly, including a breakdown of results by business unit and extensive disclosures relating to credit and market risk. The quantity of disclosure and the quality of analysis and comment provided put UBS’s reporting among the leaders in the banking sector, worldwide.
   UBS also aims to take a prominent role in developing industry standards for disclosure. The Group is actively represented in committees and similar bodies helping to develop new accounting standards and risk disclosure standards.
   UBS recently took the lead in proposing a new standard for measuring and reporting client assets. This has been well received by investors, analysts and peers and UBS is optimistic that the International Accounting Standards Committee will include such a standard in its revised publication of IAS 30 relating to bank-specific disclosure.

Performance measures and targets

Group targets

UBS focuses on four key performance targets, designed to ensure that it delivers continually improving returns to its shareholders. UBS’s performance against these targets is reported each quarter:

–	UBS seeks to increase the value of the Group by achieving a sustainable, after-tax return on equity of 15–20%, across periods of varying market conditions.
–	UBS aims to increase shareholder value through double-digit average annual earnings per share (EPS) growth, across periods of varying market conditions.
–	Through cost reduction and earnings enhancement initiatives UBS aims to reduce the Group’s cost/income ratio, to a level that compares positively with best-in-class competitors.
–	UBS aims to achieve a clear growth trend in net new money in its private client businesses.

   The first three targets are all reported pregoodwill amortization, and adjusted for significant financial events (see page 92).

Business unit key performance indicators

UBS reports carefully chosen key performance indicators for each of its business units. These do not carry explicit targets, but are indicators of the business units’ success in creating value for shareholders. They include financial metrics, such as the cost/income ratio and non-financial metrics such as client assets.
   The key performance indicators are used for internal performance measurement as well as external reporting. This ensures that management have a clear responsibility to lead their businesses towards achieving success in the externally reported value drivers and reduce the risk of managing to purely internal performance measures.

Financial reporting policies

Accounting principles

UBS Group prepares its accounts according to International Accounting Standards, and provides additional information to reconcile its accounts to U.S. GAAP. A detailed explana-
91

Corporate Governance
Financial Disclosure Principles

tion of the basis of UBS’s accounting is given in Note 1 to the Financial Statements, which are published in the Financial Report 2000.

Significant financial events

UBS’s financial targets and the analysis of financial results which is provided in quarterly and annual reports, concentrate on figures which have been adjusted by the exclusion of what UBS calls Significant Financial Events. This facilitates meaningful comparisons between different reporting periods, illustrating the underlying operational performance of the business, insulated from the impact of one-off gains or losses outside the normal course of business.
   Treatment of an item as a significant financial event is at the discretion of the Group Executive Board, but in general the item should be:
–  Non-recurring
–  Event specific
–  Material at Group level
–  UBS-specific, not industry-wide
and should not be a consequence of the normal run of business.
   Examples of items that are treated as significant financial events include the gain or loss on the sale of a significant subsidiary or associate, such as the divestment in 1999 of UBS’s stake in Swiss Life/ Rentenanstalt, or the restructuring costs associated with a major integration, such as the merger with PaineWebber.
   Significant financial events are not a recognized accounting concept under International Accounting Standards, and are therefore not separately reflected in our financial statements. The use of numbers which have been adjusted for significant financial events is restricted to the business group and business unit reporting and to the analysis of the Group results and the accompanying illustrative tables. All adjusted figures are clearly identified as such, and the pre-tax amount of each individual significant financial event is disclosed in the quarter in which it is recorded, and in the annual report for that year, as is the net tax benefit or loss associated with the significant financial events recorded in each period.

Restatement of results

As required under IAS, UBS is committed to maintaining the transparency of its reported results and to ensuring that analysts and investors can make meaningful comparisons with previous periods. If there is a major reorganization of its business units or if changes to accounting standards or interpretations lead to a material change in the Group’s reported results, UBS restates results for previous periods to show how they would have been reported according to the new basis, and provides clear explanations of all changes.

Disclosure channels

UBS meets with its institutional investors regularly throughout the year, holding results presentations, specialist investor seminars, roadshows and one-on-one or group meetings across the world. Where possible, these events involve UBS senior management in addition to the UBS Investor Relations team. UBS is also developing the use of technology to further broaden access to its presentations through webcasting, audio links and cross-location video-conferencing for external audiences.

   UBS fully subscribes to the principle of equal treatment of all shareholders. To ensure fair access to information, all UBS publications are made available to shareholders at the same time and key documents are generally available in both English and German. Shareholder letters and media releases are also translated into French and Italian. Letters to shareholders and material information related to corporate events are posted direct to all shareholders, while other information is distributed via press release and posted to UBS’s website, at www.ubs.com/investorrelations.

US regulatory disclosure requirements

As a Swiss company listed on the New York Stock Exchange, UBS complies with disclosure requirements of the Securities and Exchange Commission (SEC) and the NYSE for foreign issuers with registered securities listed on the NYSE. These include the requirement to make certain filings with the SEC. As a foreign issuer, some of the SEC’s regulations and requirements which apply to domestic issuers are not applicable to UBS. Instead, UBS files its regular quarterly reports with the SEC under cover of Form 6-K, and files an annual report on Form 20-F. These reports, as well as materials sent to shareholders in connection with annual and special meetings, are all available on our website, at www.ubs.com/ investor-relations.
92

UBS Share Information

UBS Share Information
The Global Registered Share

The Global Registered Share

UBS ordinary shares are registered shares with a par value of CHF 10 per share, fully paid up and non-assessable. As outlined in the Capital Management section on page 74, UBS plans to reduce the par value of its shares through a distribution and share split, which are expected to take place on 16 July 2001. If these plans are implemented the par value of the share will be reduced to CHF 2.80.

   UBS is the first Swiss company pioneering the use of Global Registered Shares (GRS), which allows for cross-market portability at minimal cost to investors. The concept behind American Depository Receipts (ADRs), the most popular alternative to the GRS for accessing the US market, is the creation of tailor-made securities for individual unlinked markets, following local regulations. UBS believes that, with the globalization of financial markets, this concept is becoming less valid, and that securities will increasingly be traded in multiple markets. UBS also believes that a global fungible security can best track the changing patterns of liquidity across the world.
   A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. For example, the same share purchased on the New York Stock Exchange (NYSE) can be sold on the SWX Swiss Exchange or vice versa. The UBS GRS is listed on the New York, Zurich and Tokyo Stock Exchanges.
   The UBS ADR program was terminated at the time of the listing of the GRS on the New York Stock Exchange (NYSE) – 16 May 2000. UBS ADR owners still have the option to exchange any outstanding ADRs for UBS shares. The exchange ratio is 10 ADRs for 1 GRS. This option is open until May 2001, after which only a cash equivalent will be available.

Registration

A single register exists for UBS ordinary shares, split into two parts  – a Swiss register, which is maintained by UBS acting as Swiss transfer agent, and a US register, which is maintained by The Bank of New York, as US transfer agent. A shareholder is entitled to hold shares registered in their name on either register and transfer shares from one register to the other upon giving proper instruction to the transfer agents.

Share liquidity and currency effects

For the foreseeable future, because of the greater volume of UBS shares traded on the SWX Swiss Exchange, Swiss trading will be the primary determinant of the share price and liquidity on the SWX Swiss Exchange will be higher.
   During the hours in which both the SWX and NYSE are simultaneously open (currently 1530 to 1700 CET), price differences are likely to be arbitraged away by professional market makers. The NYSE price will therefore depend on both the SWX price and the prevailing USD/CHF exchange rate. When the SWX is closed, traded volumes will be lower, however the specialist firm making a market in UBS shares on the NYSE, Van der Moolen, will facilitate sufficient liquidity and an orderly market.
   As a global financial services firm, UBS earns profits in many currencies. Since UBS prepares its accounts in CHF, changes in currency exchange rates, particularly CHF/USD and CHF/GBP, may have an effect on reported earnings.
   With the PaineWebber merger the USD earnings component of UBS will increase.

The UBS dividend

UBS normally pays its regular annual dividend to shareholders registered as of the date of the Annual General Meeting (the record date). Payment is usually scheduled 3 business days thereafter.
   Following an AGM, UBS shares typically begin trading ex-dividend. As a result of this structure, shareholders that sell shares on the SWX Swiss Exchange two business days prior to the payment date are required to compensate the purchaser for the amount of the dividend. An automated compensation system properly allocates the dividend for those transactions and allows SegaInterSettle participants to execute transactions between the record date and the payment date.
   These practices differ from the US norm of declaring dividends at least ten days in advance of the applicable record date and the commencement of ex-dividend trading two days before the record date. To ensure Swiss shareholders and US shareholders are simi-
94

UBS Share Information
The Global Registered Share

larly treated in connection with dividend payments, and to avoid disparities between the two markets, NYSE trading will be with due bills for the two business day period preceding the dividend record date.
   UBS pays dividends in Swiss francs. For UBS ordinary shares held in street name through The Depository Trust Company, any dividend will be converted into US dollars. Holders of UBS ordinary shares registered on the US register will receive dividend payments in US dollars, unless they provide notice to The Bank of New York, UBS’s US transfer agent, that they wish to receive dividend payments in Swiss franc
   UBS will fix the USD dividend amount on the basis of the DJ Interbank Foreign Exchange rate for sale of CHF against USD. The date for this fixing will be set at the same time as the respective ex-dividend, record and payment dates are set.
   Holders of UBS shares who are US taxpayers are normally subject to 35% withholding tax on dividends they receive from UBS, although they can normally reclaim part of this, bringing their withholding tax rate down to 15%. UBS is currently in discussions with the Swiss tax authorities to change the withholding tax treatment of Global Registered Shares, so that either tax is only withheld at 15% for US tax payers, or to allow approved processors to file bulk reclamations on behalf of qualified UBS shareholders. Despite our efforts, there can be no assurance that this withholding tax will be reduced or eliminated.
95

UBS Share Information
UBS Shares 2000

UBS Shares 2000

UBS Share Data

	For the year ended

Registered shares in 1000 units	31.12.00	31.12.99	31.12.98

Total shares outstanding	444,380	430,893	429,953
Total shares ranking for dividend	425,958	430,893	429,953
Treasury shares (average)	31,199	27,882	18,601
Treasury shares (year end)	18,422	36,874	24,457
Weighted average shares (for basic EPS calculation)	403,029	404,742	405,222
Weighted average shares (for diluted EPS calculation)	408,526	408,375	412,881

Per share data CHF
Basic earnings per share	19.33	15.20	7.33
Basic earnings per share before goodwill	20.99	16.04	8.18
Diluted earnings per share	19.04	15.07	7.20
Diluted earnings per share before goodwill	20.67	15.90	8.03
Distribution	6.10	5.50	5.00

Market capitalization – CHF billion
Year-end	112.7	92.6	90.7
% change year-on-year	21.70	2.09	0.55
As a % of the Swiss Market Index (SMI)	10.80	10.62	11.76
As a % of the Swiss Performance Index (SPI)	9.08	8.51	9.56

Trading volumes – 1000 units
SWX total	403,767	346,405	244,080
SWX daily average	1,609	1,364	1,878
NYSE total	27,767
NYSE daily average	175

UBS share price performance in 2000

UBS’s share price performed strongly in 2000, rising 23% through the year and generating a total return of 28% to investors if dividends are included.

   UBS believes that three key factors underly this strong performance. Firstly UBS firmly demonstrated its commitment to achieving its strategic goals, improving investors’ confidence in the Group’s ability to revitalize under-performing businesses and position itself excellently to tap growth markets and opportunities. Secondly, financial results demonstrated the attractiveness of the Group’s mix of businesses, and its ability to weather deteriorating international market conditions during the year and maintain its strong financial performance. Finally, UBS has maintained its commitment to manage its capital for the benefit of its shareholders, minimizing the dilution to existing shareholders that resulted from the PaineWebber merger and buying back over 18 million shares for cancellation.
   The year started poorly for most banking stocks, including UBS, following concerns over the sustainability of the “new economy” paradigm. Opening the year at CHF 215, the share price fell to its lowest point for the year of CHF 190.75 on 25 January. However, the stock recovered quickly and went on to reach CHF 250 in mid June as UBS began to deliver on its strategic commitments, with particularly positive reactions to the New York Stock Exchange listing and the communication of e-commerce strategy in May, and to our record first quarter results.
   Announcement of the merger with PaineWebber brought a temporary technical arbitrage driven drop in the stock price, to CHF 224, but by 18 August the price recovered to a year-to-date high of CHF 264 as arbitrage pressures reduced. Investor concerns over losses in the investment banking sector, and increasing signs of a weakening US economy began to put downward pressure on the share price, which fell to CHF 213.50 on 11 October.
   The shares recovered to close at a year’s high of 264.50 as strong third quarter results demonstrated the resilience of UBS’s earnings, and investors saw the benefits of exposure to the strong Swiss economy as a hedge against a potential downturn in international markets.
96

UBS Share Information
UBS Shares 2000

Stock Exchange Prices1

	SWX Swiss Exchange			New York Stock Exchange

	High	Low	Period end	High	Low	Period end
	(CHF)	(CHF)	(CHF)	(USD)	(USD)	(USD)

2000	264.50	190.75	264.50	153.00	129.85	163.40
Fourth quarter 2000	264.50	213.50	264.50	163.40	141.80	163.40
Third quarter 2000	264.00	224.00	230.00	153.25	135.19	135.45
Second quarter 2000	250.00	209.50	239.00	153.00	129.85	147.00
First quarter 2000	218.50	190.75	218.50

1999	264.00	202.50	215.00
Fourth quarter 1999	239.75	202.50	215.00
Third quarter 1999	246.75	202.50	211.50
Second quarter 1999	264.00	221.00	232.00
First quarter 1999	246.00	207.25	232.50

1998[2]	326.50	135.00	211.00

1 The share prices and volumes have been adjusted for the two-for-one stock split that became effective on 8 May 2000. 2 2 As a result of the 1998 merger of Union Bank of Switzerland and Swiss Bank Corporation, shares of UBS AG began trading on 29 June 1998. UBS ordinary shares did not trade at any time prior to that date.

UBS Shares and Market Capitalization

	Number of shares			% change from

As of	31.12.00	31.12.99	31.12.98	31.12.99

Total ordinary shares issued[1]	444,379,729	430,893,162	429,952,612	3
Less second trading line treasury shares	18,421,783

Net shares outstanding	425,957,946	430,893,162	429,952,612	(1)

Market capitalization (CHF million)	112,666	92,642	90,720	22

Second trading line treasury shares	18,421,783
Other treasury shares	0	36,873,714	24,456,698	(100)

Total number of treasury shares	18,421,783	36,873,714	24,456,698	(50)

1 Excludes 9,481,596 of shares to be delivered against borrowed own equity contracts, at 31 December 2000.
97

UBS Share Information
UBS Shares 2000

Distribution of UBS Shares at 31 December 2000

	Shareholders registered			Shares registered
						Total shares
Number of shares registered	Number		%	Number	% of shares issued	issued

1–100	110,697		49.0	5,744,131	1.3
101–1,000	102,038		45.1	31,548,461	7.1
1,001–5,000	10,962		4.8	21,951,728	4.9
5,001–10,000	1,176		0.5	8,242,804	1.9
10,001–50,000	924		0.4	19,204,403	4.3
50,001–100,000	127		0.1	8,663,750	2.0
100,001–2,583,506 (1%)	207		0.1	115,639,346	26.0
1–2%	1			4,516,000	1.0
2–3%	0			0
3–4%	1			14,852,677	3.3
4–5%	0			0
Over 5%	1	[3]		27,987,339	6.3

Total registered	226,134		100.0	258,350,639	58.1	258,350,639
Non-registered[2]						186,029,090

Total						444,379,729

1 46,705,889 shares registered do not carry voting rights. 2 Shares not entered in the share register at 31.12.2000. 3 As at 31.12.2000, Chase Nominees Ltd., London, was entered as a trustee/nominee holding 6.3% of all shares issued. No beneficial owner held more than 5% of the total of outstanding shares.

Details on shareholders and shares registered

	Shareholders		Shares

	Number	%	Number	%

Individual shareholders	216,549	95.7	67,703,420	26.2
Legal entities	8,969	4.0	120,451,892	46.6
Nominees, fiduciaries	616	0.3	70,195,327	27.2

Total	226,134	100.0	258,350,639	100.0

Switzerland	210,860	93,3	144,552,709	56.0
Europe	9,580	4,2	63,850,105	24.7
North America	2,980	1,3	31,112,987	12.0
Other countries	2,714	1,2	18,834,838	7.3

Total	226,134	100.0	258,350,639	100.0

UBS employees held approximately 8% of all shares issued, and options equivalent to about 6%.

98

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute “forward-looking statements”, including, without limitation, statements relating to the implementation of strategic initiatives, including the implementation of the new European wealth management strategy and the implementation of a new business model for UBS Capital, and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.
These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties, (6) legislative developments and (7) other key factors that we have indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those with the SEC.
More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

For information contact:

UBS AG, Investor Relations G41B, P.O. Box, CH-8098 Zurich
Phone: +41-1-234 41 00, Fax: +41-1-234 34 15
E-mail: SH-investorrelations@ubs.com, Internet: www.ubs.com/investor-relations

Change of address

UBS AG, Shareholder Services GUMV, P.O. Box, CH-8098 Zurich
Phone: +41-1-235 62 02, Fax: +41-1-235 31 54
E-mail: SH-shareholder-services@ubs.com

Published by UBS AG

Edited by: UBS AG, Investor Relations
Languages: English, German. Copyright: UBS AG.

UBS AG

P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel
www.ubs.com

Our Information Portfolio

This Financial Report 2000 contains our audited financial statements for the year 2000 and accompanying detailed analysis. It is available in English and German (SAP-80531-0101). It is supplemented by the following documents:

Annual Review 2000

Our Annual Review provides brief descriptions of our business groups and a summary review of the year 2000. It is available in English, German, French, Italian and Spanish (SAP-80530-0101).

Handbook 2000/2001

Our Handbook contains detailed descriptions of our business groups and other in-depth information about UBS, including risk management and control, asset and liability management, corporate governance and our financial disclosure principals. It is available in English and German (SAP-80532-0101).
Environmental reporting: The Handbook also contains information on UBS and the environment.

Quarterly Reports

UBS provides detailed quarterly financial reporting and analysis, including comment on the progress of its businesses and key strategic initiatives.

Our Commitment 1999/2000

The Report “Our Commitment 1999/2000” illustrates how we create value for our clients, employees, shareholders and the community and how we meet our responsibility to all our stakeholder groups. It is available in English, German and French (SAP-81011-0001).

Each of these reports is available on the internet at: www.ubs.com/investor-relations.
Alternatively, printed copies of these reports can be ordered, quoting the SAP number and language preference, from: UBS AG, Information Center, CA50-XMB, P.O. Box, CH-8098 Zurich, Switzerland.

Introduction	2
Information for Readers	3
UBS Group Financial Highlights	7
Group Financial Review	9
Review of Business Group Performance	23
Principles	24
UBS Switzerland	26
UBS Asset Management	32
UBS Warburg	38
Corporate Center	52

UBS Group Financial Statements	55
Table of Contents	56
Financial Statements	58
Notes to the Financial Statements	63
Report of the Group Auditors	143

UBS AG (Parent Bank) Financial Statements	146
Table of Contents	147
Parent Bank Review	148
Financial Statements	149
Notes to the Financial Statements	152
Report of the Statutory Auditors	156
Information for Shareholders	157
1

Introduction

Introduction

The UBS Financial Report 2000, published for the first time in this format, forms an essential part of UBS’s reporting portfolio. It includes the audited consolidated financial statements of UBS Group for 2000 and 1999, prepared according to International Accounting Standards and reconciled to U.S. GAAP, and the audited financial statements of the UBS Parent Bank for 2000, prepared according to Swiss Banking Law requirements. It contains the discussion and analysis of the results of UBS Group required for the US Securities and Exchange Commission’s Form 20-F.

   The UBS Financial Report 2000 is complemented by another new publication, the UBS Handbook 2000/2001, which describes the Group’s strategy and organization, the businesses it operates, the way it manages risk and its arrangements for corporate governance.
   In addition, UBS publishes Quarterly Financial Reports, analyzing its performance during each quarter of the year, and an Annual Review, which provides a brief summary of the Group and its financial performance in 2000.
   We hope that you will find the information in these documents useful and informative. We believe that UBS is among the leaders in corporate disclosure, but we would be very interested to hear your views on how we might improve the content and presentation of our information portfolio.

Please contact UBS Investor Relations with any enquiries:

UBS AG

Investor Relations G41B
P.O. Box, CH-8098 Zurich
Phone +41-1-234 41 00
Fax +41-1-234 34 15
E-mail SH-investorrelations@ubs.com
www.ubs.com/investor-relations
2

Information for Readers

Information for Readers

The discussion and analysis in the Group Financial Review and Review of Business Group Performance should be read in conjunction with the UBS Group’s consolidated financial statements and the related notes, which are shown in pages 58 to 142 of this document.

Parent Bank

Pages 147 to 154 contain the financial statements for the UBS AG Parent Bank – the Swiss company, including branches worldwide, which owns all the UBS Group companies, directly or indirectly. Except in those pages, or where otherwise explicitly stated, all references to “UBS” refer to the UBS Group and not to the Parent Bank.

Accounting standards

The UBS Group’s consolidated financial statements have been prepared in accordance with International Accounting Standards (IAS). As a US listed company, UBS provides a description in Note 41 to its consolidated financial statements of the significant differences which would arise were our accounts to be presented under U.S. GAAP, and a specific reconciliation of the two methods of calculating shareholders’ equity and net profit.

   Unless otherwise stated, all of UBS Group’s financial information presented in this document is presented on a consolidated basis under IAS.
   The Parent Bank’s financial statements have been prepared in accordance with Swiss Banking Law requirements.
   All references to 2000, 1999 and 1998 refer to the UBS Group and the Parent Bank’s fiscal years ended 31 December 2000, 1999 and 1998, respectively. The financial statements for the UBS Group and the Parent Bank for each of these periods have been audited by Ernst & Young Ltd., as described in the Reports of the Independent Auditors on pages 143 and 155.

Accounting changes and restatements

For comparative purposes, UBS Group’s 1999 and 1998 figures have been restated to conform to the 2000 presentation, reflecting certain changes in accounting standards and methods of presentation, including

–	the removal from net trading income of profit on UBS ordinary shares held for trading purposes;
–	the treatment of these shares as treasury shares, reducing both the number of shares and the shareholders’ equity used in ratio calculations;
–	the reclassification of trading-related interest and dividend revenues from net trading income to net interest income; and
–	the removal of the credit to net interest income and matching debit to net trading income for the cost of funding trading positions.

   Note 1 of UBS’s consolidated financial statements includes a complete explanation of these and other accounting changes.

PaineWebber

Except where otherwise stated, all 2000 figures for UBS Group throughout this report, include the impact of the merger with Paine Webber Group, Inc., which was completed on 3 November 2000. Under purchase accounting rules, the results reflect PaineWebber’s income and expenses for two months only, from 3 November 2000 until year end.

Restructuring provision

The 1998 merger of Swiss Bank Corporation and Union Bank of Switzerland, which was completed on 29 June 1998, was accounted for under the “pooling-of-interests” method of accounting. Under the pooling-of-interests method, a single uniform set of accounting policies was adopted and applied retrospectively for the restatement of comparative information.

   After the merger was effected, UBS began integrating the operations of the two banks. This process included streamlining operations, eliminating duplicate information technology infrastructure, and consolidating banking premises. At the time of the merger, UBS established a restructuring provision of CHF 7 billion to cover its expected costs associated with the integration process.
   An additional pre-tax restructuring charge of CHF 300 million in respect of the merger,
3

Information for Readers

Restructuring Provision Used

					For the year ended

CHF million	Personnel	IT	Premises	Other	31.12.00	31.12.99	31.12.98

UBS Switzerland	176	32	4	16	228	916	821
UBS Asset Management	7	0	0	0	7	15	22
UBS Warburg	0	0	0	0	0	348	2,423
Corporate Center	5	31	395	33	464	565	761

Group total	188	63	399	49	699	1,844	4,027

Initial restructuring provision in 1997					7,000
Additional provision in 1999					300
Used in 1998					4,027
Used in 1999					1,844
Used in 2000					699

Total used through 31.12.2000					6,570

Restructuring provision remaining at 31.12.2000					730

representing about 4% of the original CHF 7 billion provision, was recognized in December 1999. The majority of the additional provision was due to revised estimates of the cost of lease breaks and property disposals.

   UBS has now largely completed the integration and restructuring process relating to the merger and, at 31 December 2000, had used approximately CHF 6.6 billion of the CHF 7.3 billion restructuring provision. UBS expects to have utilized the entire provision by the end of 2001.

Significant financial events

UBS analyses its performance on a reported basis determined in accordance with International Accounting Standards, and on a normalized basis which excludes from the reported amounts certain items UBS calls significant financial events.

   Figures adjusted for significant financial events are used to illustrate the underlying operational performance of the business, insulated from the impact of one off gains or losses outside the normal run of business. In particular, UBS’s financial targets have been set in terms of adjusted results, excluding significant financial events. A policy approved by the Group Executive Board defines which items may be classified as significant financial events.
   The use of numbers which have been adjusted for significant financial events is restricted to UBS’s business unit reporting and to the discussion and analysis of the Group’s results and the accompanying illustrative tables. All segmental reporting includes tables showing both reported figures and adjusted ones, if applicable.
   All adjusted figures are clearly identified as such, and the pre-tax amount of each individual significant financial event is clearly disclosed, as is the net tax benefit or loss associated with all the significant financial events in each period.
   UBS introduced the concept of significant financial events for the first time in its 1999 Reporting, and did not define significant financial events for 1998. The comparison of results for 1999 against 1998 therefore considers only unadjusted figures.
   Significant financial events during 1999 and 2000 are shown in the table on page 5 and described in more detail below.

–	During 2000, UBS recorded restructuring charges and provisions of CHF 290 million pre-tax relating to the integration of PaineWebber into UBS.
–	During 1999, UBS recognized pre-tax gains of CHF 1,490 million on the sale of its 25% stake in Swiss Life/ Rentenanstalt; CHF 110 million on the disposal of Julius Baer registered shares; CHF 200 million on the sale of its international Global Trade Finance business; and CHF 38 million from its residual holding in Long Term Capital Management.
–	In fourth quarter 1999, UBS recognized a one-time credit of CHF 456 million in con-
4

Information for Readers

Significant Financial Events

	For the year ended

CHF million	31.12.00	31.12.99

Operating income as reported	36,402	28,425 [1]
Julius Baer registered shares divestment		(110)
International Global Trade Finance divestment		(200)
Swiss Life / Rentenanstalt divestment		(1,490)
LTCM gain		(38)

Adjusted operating income	36,402	26,587

Operating expenses as reported	26,203	20,532
US Global Settlement Fund provision	(150)	(154)
Pension Fund accounting credit		456
UBS / SBC Restructuring provision		(300)
PaineWebber integration costs	(290)

Adjusted operating expenses	25,763	20,534

Adjusted operating profit before tax and minority interests	10,639	6,053

Tax expense	2,320	1,686
Tax effect of significant financial events	100	(352)

Adjusted tax expense	2,420	1,334
Minority interests	(87)	(54)

Adjusted net profit	8,132	4,665

1 The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies).

nection with excess pension fund employer pre-payments.

–	In fourth quarter 1999, UBS recognized an additional pre-tax restructuring charge of CHF 300 million in respect of the 1998 merger between Union Bank of Switzerland and Swiss Bank Corporation.
–	During 1998, UBS established a provision of CHF 842 million in connection with the US Global Settlement of World War II related claims. UBS recognized additional pre-tax provisions relating to this claim of CHF 154 million in 1999 and CHF 150 million in 2000.

Risk factors

As a global financial services firm, UBS’s businesses are affected by the external environment in the markets in which UBS operates. In particular, the results of UBS’s business in Switzerland, and notably the results of its credit-related activities, would be adversely affected by any deterioration in the state of the Swiss economy because of the impact this would have on UBS’s customers’ creditworthiness. More generally, global economic and political conditions can impact UBS’s results and financial position by affecting the demand for UBS’s products and services, and the credit quality of UBS’s borrowers and counterparties. Similarly, any prolonged weakness in international securities markets would affect UBS’s business revenues through its effect on UBS’s clients’ investment activity and the value of portfolios under management, which would in turn reduce UBS’s revenues from its private banking and asset management businesses.

Competitive forces

UBS faces intense competition in all aspects of its business. UBS competes with asset managers, retail and commercial banks, private banking firms, investment banking firms, brokerage firms and other investment services firms. In addition, the trend toward consolidation in the global financial services industry is creating competitors with broader ranges of product and service offerings, increased access to capital, and greater efficiency and pricing power.
5

Information for Readers

Fluctuations in currency exchange rates and interest rates

Because UBS prepares its accounts in Swiss francs, changes in currency exchange rates, particularly between the Swiss franc and the US dollar, may have an effect on the earnings that it reports. UBS’s approach to managing this risk is explained in the Currency Management section of the discussion of Asset and Liability Management in the UBS Handbook 2000/2001.
   In addition, changes in financial market structures can affect UBS’s earnings. For example, the establishment of the euro during 1999 affected foreign exchange markets in Europe by reducing the extent of foreign exchange dealings among member countries and generating more harmonized financial products. Movements in interest rates can also affect UBS’s results. UBS’s interest income is affected by changes in interest rates, although the precise mechanisms are complicated. Interest rate movements can also affect UBS’s fixed income trading portfolio and the investment performance of its asset management businesses. For further discussion of the effect of interest rate changes on UBS’s business see the Interest Rate Risk Management section of the discussion of Asset and Liability Management in the UBS Handbook 2000/2001.

Operational risks

UBS’s businesses are dependent on its ability to process a large number of complex transactions across numerous and diverse markets in different currencies and subject to many different legal and regulatory regimes. UBS’s systems and processes are designed to ensure that the risks associated with UBS’s activities are appropriately controlled, but UBS recognizes that any weaknesses in these systems could have a negative impact on its results of operations.

   As a result of these and other factors beyond its control, UBS’s revenues and operating profit have been and are likely to continue to be subject to a measure of variability from period to period. Therefore UBS’s revenues and operating profit for any particular fiscal period may not be indicative of sustainable results, may vary from year to year and may impact UBS’s ability to achieve its strategic objectives.

   For a discussion of UBS’s risk management and control procedures see the Risk Management and Control section of the UBS Handbook 2000/2001.
6

UBS Group
Financial Highlights

UBS Group
Financial Highlights

CHF million, except where indicated				% change from
For the year ended	31.12.00	31.12.99[1]	31.12.98[1]	31.12.99

Income statement key figures
Operating income	36,402	28,425	22,247	28
Operating expenses	26,203	20,532	18,376	28
Operating profit before tax	10,199	7,893	3,871	29
Net profit	7,792	6,153	2,972	27
Cost / income ratio (%)[2]	72.2	69.9	79.2
Cost / income ratio before goodwill (%)[2,3]	70.4	68.7	77.7

Per share data (CHF)
Basic earnings per share[4,7]	19.33	15.20	7.33	27
Basic earnings per share before goodwill[3,4,7]	20.99	16.04	8.18	31
Diluted earnings per share[4,7]	19.04	15.07	7.20	26
Diluted earnings per share before goodwill[3,4,7]	20.67	15.90	8.03	30

Return on shareholders’ equity (%)
Return on shareholders’ equity[5]	21.5	22.4	10.7
Return on shareholders’ equity before goodwill[3,5]	23.4	23.6	12.0

CHF million, except where indicated				% change from
As of	31.12.00	31.12.99[1]	31.12.98[1]	31.12.99

Balance sheet key figures
Total assets	1,087,552	896,556	861,282	21
Shareholders’ equity	44,833	30,608	28,794	46
Market capitalization	112,666	92,642	90,720	22

BIS capital ratios
Tier 1 (%)	11.7	10.6	9.3
Total BIS (%)	15.7	14.5	13.2
Risk-weighted assets	273,290	273,107	303,719	0

Total assets under management (CHF billion)	2,469	1,744	1,573	42

Headcount (full time equivalents)[6]	71,076	49,058	48,011	45

Long-term ratings
Fitch, London	AAA	AAA	AAA
Moody’s, New York	Aa1	Aa1	Aa1
Standard & Poor’s, New York	AA+	AA+	AA+

Earnings adjusted for significant financial events8

CHF million, except where indicated			% change from
For the year ended	31.12.00	31.12.99[1]	31.12.99

Operating income	36,402	26,587	37
Operating expenses	25,763	20,534	25
Operating profit before tax	10,639	6,053	76
Net profit	8,132	4,665	74

Cost / income ratio before goodwill (%)[2,3]	69.2	73.3
Basic earnings per share before goodwill (CHF)[3,4,7]	21.83	12.37	76
Diluted earnings per share before goodwill (CHF)[3,4,7]	21.50	12.26	75

Return on shareholders’ equity before goodwill (%)[3,5]	24.3	18.2

1The 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies). 2Operating expenses / operating income before credit loss recovery / (expense). 3The amortization of goodwill and other intangible assets is excluded from the calculation. 4For EPS calculation, see Note 10 to the Financial Statements. 5Net profit / average shareholders’ equity excluding dividends. 6The Group headcount does not include the Klinik Hirslanden AG headcount of 1,839 and 1,853 for 31 December 2000 and 31 December 1999, respectively. 71999 and 1998 share figures are restated for the two-for-one share split, effective 8 May 2000. 8Details of Significant Financial Events can be found on pages 4 and 5.

Except where otherwise stated, all 31 December 2000 figures throughout this report include the impact of the acquisition of PaineWebber, which occurred on 3 November 2000.

7

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Group Financial

Review

Group Financial Review
Group Performance

Group Performance

Introduction

UBS is a global integrated investment services firm and the leading bank in Switzerland. We are the world’s leading provider of private banking services and one of the largest asset managers globally. In the investment banking and securities businesses we are among the select bracket of major global houses. In Switzerland we are the clear market leader in corporate and retail banking. As an integrated group, not merely a holding company, we create added value for clients by drawing on the combined resources and expertise of all our businesses.

   UBS operates through three Business Groups and its Corporate Center. The three Business Groups are:

–	UBS Switzerland, which is made up of two business units: Private and Corporate Clients and Private Banking;
–	UBS Asset Management, which, until January 2001, consisted of two business units: Institutional Asset Management and Investment Funds/ GAM; and,
–	UBS Warburg, which, until January 2001, was composed of five business units: Corporate & Institutional Clients, UBS Capital, US Private Clients, International Private Clients and e-services.
   Within each Business Group, business units share senior management, infrastructure and other resources.
   A full description of UBS and its Business Groups can be found in the UBS Handbook 2000/2001.

The financial impact on UBS of the PaineWebber merger

Restructuring costs

UBS has incurred a total of CHF 746 million (USD 431 million) of restructuring costs and other one-off merger-related costs as a result of the PaineWebber merger.
   In accordance with IAS purchase accounting rules, CHF 456 million of these costs have been accounted for as a pre-acquisition liability of PaineWebber and were therefore added to the goodwill amount for the transaction.
   The remaining expenses, of CHF 290 million, were charged in fourth quarter 2000, and treated as a significant financial event. CHF 152 million was charged in UBS Warburg’s e-services business unit, representing the costs of closure of telephone call centers and the write-down of capitalized software no longer required in light of changes in the strategy due to the PaineWebber acquisition. CHF 106 million was charged in the Corporate and Institutional Clients business unit, principally covering severance and other personnel costs. The remaining CHF 32 million was charged in Corporate Center.

Goodwill

The amount of goodwill and intangible assets resulting from the merger was USD 10.0 billion, or CHF 17.5 billion.
   Within this total USD 2.7 billion relates to identified intangible assets, including the value of PaineWebber’s brand and infrastructure.
   The goodwill and intangible assets will be amortized over 20 years. Amortization costs amounted to CHF 138 million in the fourth quarter 2000.

Retention payments

As part of the merger, UBS agreed to make retention payments to PaineWebber financial advisors, senior executives, and other staff, subject to these employees’ continued employment and other restrictions. The value of these payments is expected to amount to a total of USD 875 million (CHF 1,541 million), the vast majority of which will be paid in the form of UBS shares. The payments will vest over periods of up to four years from the merger. USD 76 million (CHF 128 million) was charged in fourth quarter 2000, and approximately USD 280 million (approximately CHF 458 million at year end 2000 exchange rates) is expected to be charged in 2001.

Cash consideration

The cash portion of the merger consideration was USD 6.0 billion, or CHF 10.6 billion. UBS took advantage of the focus on the company in US markets as a result of the PaineWebber transaction to make its inaugural US public offering, issuing USD 1.5 billion of 8.622% Trust Preferred Securities on 10 October 2000.
10

Group Financial Review
Group Performance

Issue of shares to finance the PaineWebber merger

At an Extraordinary General Meeting on 7 September 2000, UBS shareholders approved a resolution to create 38 million shares of authorized capital in connection with the PaineWebber merger. UBS shareholders also granted the Board of Directors a “green shoe option” giving them the flexibility to issue some of these shares at the time of the merger, and then to issue additional shares as required during the three months following completion of the merger, up to the 38 million shares limit.
   As announced at the completion of the merger, 40.6 million shares were delivered to PaineWebber shareholders as part of the merger consideration. UBS chose to fund this amount by issuing 12 million new ordinary shares, re-issuing 7 million shares held in Treasury and borrowing the remaining 21.6 million ordinary shares that were required.
   On 6 November 2000, following completion of the merger, UBS launched a new treasury share buy-back program in Switzerland, designed principally to repurchase shares to cover the borrowings. When the program was completed on 2 March 2000, a total of 30 million shares had been repurchased at an average price of CHF 266. By 31 December 2000, 14.2 million shares had been purchased through this program, and 13.8 million of them had been delivered to cover the borrowed shares, leaving 7.8 million borrowed shares still outstanding. UBS completed the repurchase of sufficient shares to cover all the borrowed shares on 24 January 2001, having paid an average price of CHF 262 per share.
   With no requirement to issue further shares in connection with the PaineWebber merger, the green shoe option lapsed. UBS has met its commitment to minimize the dilution of earnings and voting power, by keeping the final number of new UBS shares issued as small as possible. The weighted average number of shares in the fourth quarter was 5% higher than if the PaineWebber transaction had not occurred.
   The Annual General Meeting on 26 April 2001 will be asked to give formal approval for the elimination of the remaining 26 million shares of authorized capital which were not required for the transaction. It will also be asked to reduce the conditional capital created to cover future exercise of options held by PaineWebber staff from 16.3 million to the 5.6 million required to cover the remaining outstanding options.
11

Group Financial Review
Group Performance

UBS Group Performance against Targets

For the year ended	31.12.00	31.12.99[1]

RoE (%) as reported	21.5	22.4
before goodwill and adjusted for significant financial events[2]	24.3	18.2

Basic EPS (CHF)
as reported[3]	19.33	15.20
before goodwill and adjusted for significant financial events[2,3]	21.83	12.37

Cost / income ratio (%)
as reported	72.2	69.9
before goodwill and adjusted for significant financial events[2]	69.2	73.3

Assets under Management

			Net new	Net new
			money[4]	money[4]
CHF billion	31.12.00	31.12.99	2000	1999

UBS Group	2,469	1,744

UBS Switzerland
Private and Corporate Clients	440	439	0
Private Banking	681	671	(1)	1

UBS Asset Management
Institutional Asset Management[5]	496	574	(67)	(50)
Investment Funds / GAM	219	225	4	1

UBS Warburg
US Private Clients[6]	794		8
International Private Clients	33	36	10	4

1 The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies). 2 The amortization of goodwill and other intangible assets is excluded from the calculation. 3 1999 share figures are restated for the two-for-one share split, effective 8 May 2000. 4 Excludes interest and dividend income. 5 Includes non-institutional assets also reported in the Investment Funds / GAM business unit. 6 Client Assets were CHF 890 billion at 3 November 2000.

Group results 2000

Group targets

UBS focuses on four key performance targets, designed to drive us to deliver continually improving returns to our shareholders.

–	UBS seeks to achieve a sustainable, after-tax return on equity of 15-20%, across periods of varying market conditions.
–	UBS aims to increase shareholder value through double-digit average annual earnings per share (EPS) growth, across periods of varying market conditions.
–	Through cost reduction and earnings enhancement initiatives, UBS aims to reduce the Group’s cost/ income ratio to a level that compares positively with best-in-class competitors.
–	UBS aims to achieve a clear growth trend in net new money in its private client businesses.
   The first three targets are all measured pre-goodwill amortization, and adjusted for significant financial events.

   Adjusted for significant financial events, our pre-goodwill return on equity for the year 2000 was 24.3%, clearly above our target range of 15-20%. Pre-goodwill earnings per share, again on an adjusted basis, were CHF 21.83 in 2000, representing an increase of 76% over 1999, well in excess of our target of double-digit growth over the cycle. Continued focus on cost control has brought the pre-goodwill cost/ income ratio, adjusted for significant financial events, down to 69.2% in 2000, from 73.3% in 1999.

12

Group Financial Review
Group Performance

   Net new money in the private client businesses (Private Banking, US Private Clients and International Private Clients) was CHF 18 billion for the year, compared to CHF 4 billion in 1999, and including CHF 8 billion of net new money in PaineWebber in only two months. PaineWebber’s net new money growth since completion of the merger demonstrates the strength of its franchise and the momentum that it brings to UBS’s asset gathering performance.

Net profit

Full year net profit was CHF 7,792 million, up 27% from the CHF 6,153 million reported in 1999. When adjusted for significant financial events, net profit for 2000 was CHF 8,132 million, up 74% from the CHF 4,665 million achieved in 1999. These results reflect the very strong and consistent performance recorded by the Group in every quarter of 2000.
   Operating income and expense includes income and expense of the former PaineWebber businesses from 3 November 2000, the date of the completion of the merger with PaineWebber.

Operating income

Total operating income increased 28% from 1999, to CHF 36,402 million, from CHF 28,425 million. Adjusted for significant financial events, total operating income increased 37%, to CHF 36,402 million, from CHF 26,587 million in 1999. This strong performance relative to 1999, was driven by excellent trading results, improved credit conditions in the Swiss market, much higher fee and commission income, and a successful year for the Group’s investment banking business.

   The principal significant financial events affecting the income comparison were from the one-off sales of businesses and investments in 1999, including pre-tax gains of CHF 1,490 million on the sale of UBS’s 25% stake in Swiss Life/ Rentenanstalt and CHF 110 million on the disposal of Julius Baer registered shares, recorded in Net gains from disposal of associates and subsidiaries, and CHF 200 million on the sale of UBS’s international Global Trade Finance business, which was recorded in Other income. In addition UBS recognized a CHF 38 million gain in 1999 from its residual holdings in Long Term Capital Management, L.P., which was also recorded in Other income.

   Net interest income before credit loss increased by CHF 2,221 million, or 38%, from CHF 5,909 million in 1999 to CHF 8,130 million in 2000. This was principally the result of much stronger trading-related perform-

Net Interest Income

CHF million				% change from
For the year ended	31.12.00	31.12.99[1]	31.12.98[1]	31.12.99

Interest income
Interest earned on loans and advances to banks	5,615	6,105	7,687	(8)
Interest earned on loans and advances to customers	14,692	12,077	14,111	22
Interest from finance leasing	36	49	60	(27)
Interest earned on securities borrowed and reverse repurchase agreements	19,088	11,422	10,380	67
Interest and dividend income from financial investments	202	160	372	26
Interest and dividend income from trading portfolio	11,842	5,598	3,901	112
Other	270	193	931	40

Total	51,745	35,604	37,442	45

Interest expense Interest on amounts due to banks	6,155	5,515	8,205	12
Interest on amounts due to customers	9,505	8,330	9,890	14
Interest on securities lent and repurchase agreements	14,915	8,446	7,543	77
Interest and dividend expense from trading portfolio	5,309	2,070	1,741	156
Interest on medium and long term debt	7,731	5,334	5,045	45

Total	43,615	29,695	32,424	47

Net interest income	8,130	5,909	5,018	38

1 The 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies).
13

Group Financial Review
Group Performance

Net Fee and Commission Income

CHF million				% change from
For the year ended	31.12.00	31.12.99	31.12.98	31.12.99

Credit-related fees and commissions	310	372	559	(17)

Security trading and investment activity fees
Underwriting fees[1]	1,434	905	1,122	58
Corporate finance fees[1]	1,772	1,298	1,016	37
Brokerage fees	5,792	3,934	3,670	47
Investment fund fees	2,821	1,915	1,778	47
Fiduciary fees	351	317	349	11
Custodian fees	1,439	1,583	1,386	(9)
Portfolio and other management and advisory fees[1]	3,677	2,612	2,891	41
Other	50	57	110	(12)

Total	17,336	12,621	12,322	37

Commission income from other services	802	765	776	5

Total fee and commission income	18,448	13,758	13,657	34

Fee and commission expense
Brokerage fees paid	1,084	795	704	36
Other	661	356	327	86

Total	1,745	1,151	1,031	52

Net fee and commission income	16,703	12,607	12,626	32

1 In prior periods, Corporate finance related advisory fees were included in Portfolio and other management and advisory fees. These fees are now reported in the new disclosure line Corporate finance fees together with merger and acquisition fees which were previously reported in Underwriting and corporate finance fees. All previous periods have been restated accordingly.

ance, as a result of buoyant markets, and the return of the balance sheet to more normal proportions after the contraction implemented as part of the Group’s precautions against potential Year 2000 related problems.

   Net interest income from loans and advances to banks and amounts due to banks fell from CHF 590 million in 1999 to a net expense of CHF 540 million in 2000 due to increased average liabilities as UBS used its unsecured funding power to take advantage of opportunities for investments in low risk assets such as collateralized lending. Net interest income from collateralized lending – repos, reverse repos, securities borrowing and lending – increased 40%, or CHF 1,197 million to CHF 4,173 million in 2000.
   Interest paid on medium and long term debt (including commercial paper) increased 45% or CHF 2,397 million from CHF 5,334 million in 1999 to CHF 7,731 million in 2000 as interest rates rose and UBS’s funding requirements increased, due to balance sheet growth in more active markets. UBS also changed the mix of its debt to include a higher proportion of short-term financing.
   Credit loss expense. As a result of the significant recovery of the Swiss economy in 2000 and especially its effect on the real estate and construction markets, UBS was able to write back CHF 695 million of credit loss provisions in UBS Switzerland in 2000. These write-backs were offset by additional provisions for the UBS Warburg portfolio of CHF 565 million, leading to an overall net credit recovery of CHF 130 million for 2000, compared to an expense of CHF 956 million in 1999.
   Net fee and commission income increased by CHF 4,096 million, or 32%, from CHF 12,607 million in 1999 to CHF 16,703 million in 2000. This was principally the result of high levels of brokerage fees, due to increased client activity in strong markets, especially in the first quarter of 2000, and the addition of PaineWebber. In addition, two other new businesses, Global Asset Management (GAM), acquired at the end of 1999, and O’Connor, created in June 2000, contributed to the increase, as did the strong performance of UBS’s investment banking business during 2000.
   Credit-related fees and commissions decreased CHF 62 million in 2000 mainly as a result of the sale of UBS’s international Global Trade Finance business in 1999.
14

Group Financial Review
Group Performance

   Underwriting fees increased by 58% over 1999 with strong results in both fixed income and equity underwriting, despite UBS’s relatively limited involvement in the Technology, Media and Telecoms (TMT) sector, which led to lower equity league table rankings in 2000 than in 1999. Corporate Finance fees grew 37%, or CHF 474 million, from CHF 1,298 million in 1999 to CHF 1,772 million in 2000, reflecting good results in Europe and a strong performance in Mergers and Acquisitions, where our league table rankings improved compared to 1999.
   Net brokerage fees were 50% higher in 2000 than in 1999 as a result of high levels of client activity in the exuberant markets of the early part of the year, and the inclusion of two months of results from PaineWebber. The increase of 47% in Investment fund fees from 1999 to 2000 resulted from higher average volumes in 2000 and a shift in the product mix, with a higher proportion of assets under management invested in higher margin equity funds. In addition, Investment fund fees in 2000 benefited from the inclusion of GAM and PaineWebber’s contribution in the last two months. Custodian fees and portfolio and other management and advisory fees increased by a total of CHF 921 million, or 22%, from 1999, due to higher asset-related fees in 2000 and the inclusion of PaineWebber and the new O’Connor business.
   Net trading income increased CHF 2,234 million, or 29%, to CHF 9,953 million for 2000, compared to CHF 7,719 million for 1999, driven by strong growth in equity trading income as a result of increased global market activity, especially in the first quarter of 2000, and the increasing strength of UBS Warburg’s secondary client franchise.
   Net trading income from foreign exchange increased CHF 179 million, or 16%, from 1999 to 2000 despite difficult trading conditions at the start of the year, with lower levels of market activity and narrowing margins on derivative products, compared to 1999.
   This income statement line does not fully capture the revenues of UBS Group’s foreign exchange business, which is amongst the largest in the world. The revenues generated by all business areas of the UBS Group from sales and trading of foreign exchange, precious metals, and banknotes products in 2000 were CHF 1,519 million as compared to CHF 1,155 million in 1999.
   Net trading income from fixed income decreased CHF 1,691 million, or 65%, from CHF 2,603 million in 1999 to CHF 912 million in 2000. Fixed income net trading income does not reflect the full picture of trading-related income in the Fixed Income business, which also includes a considerable contribution from coupon income, which is managed as an integral part of the trading portfolio and is reported as part of net interest income. The relative revenue contributions of mark-to-market gains, coupon income and other factors are somewhat volatile, because they depend on trading strategies and the instrument composition of the portfolio. In 2000, while fixed income trading income fell, net coupon income, which is reported in net interest income, rose from CHF 2,918 million to CHF 5,545 million.
   Net trading income from equities increased CHF 3,746 million, or 93%, from 1999 to 2000. Positive markets led to an exceptionally good first quarter of 2000, with record client volumes. Performance in subsequent quarters of 2000 fell slightly in more varied market conditions, but was still well ahead of the same periods in 1999.
   Net gains from disposal of associates and subsidiaries fell 95% from CHF 1,821 million to CHF 83 million. 1999 included gains from the sales of our holdings in SwissLife/ Rentenanstalt and Julius Baer registered shares.

Net Trading Income

CHF million				% change from
For the year ended	31.12.00	31.12.99[1]	31.12.98[1]	31.12.99

Foreign exchange	1,287	1,108	1,992	16
Fixed income	912	2,603	162	(65)
Equities	7,754	4,008	1,159	93

Net trading income	9,953	7,719	3,313	29

1 The 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies).
15

Group Financial Review
Group Performance

  Other income increased CHF 78 million, or 6%, from CHF 1,325 million in 1999 to CHF 1,403 million in 2000, with income from investments in associates lower, following sales in 1999, more than offset by higher income from the sale of private equity investments and a reduction of losses on property sales.

Operating expenses

Total operating expenses increased 28% from CHF 20,532 million to CHF 26,203 million in 2000. Adjusted for significant financial events, total operating expenses increased 25% to CHF 25,763 million from CHF 20,534 million in 1999. The increase was principally due to increased personnel expenses, reflecting higher performance-related pay driven by UBS’s excellent results in 2000, the inclusion of PaineWebber and the cost of retention payments for PaineWebber staff.
   The principal significant financial events affecting the comparison of operating expenses are the CHF 150 million additional provision for the US Global Settlement of World War II related claims, recorded in 2000 in General and administrative expenses, and CHF 290 million of costs from the integration of PaineWebber, also recorded in 2000. Of this CHF 290 million, CHF 118 million were charged to Personnel expenses and amortization, CHF 93 million to General and administrative expenses and CHF 79 million to Depreciation.
   The various significant financial events affecting expenses in 1999, described on pages 4 and 5, resulted in an increase in expense of CHF 2 million, made up of a CHF 456 million increase to personnel expenses and a decrease of CHF 454 million in General and administrative expenses.

   Personnel expenses increased CHF 4,586 million, or 36%, from CHF 12,577 million in 1999 to CHF 17,163 million in 2000. This increase was driven by increased bonus compensation, in line with the Group’s excellent results, and CHF 1,083 million resulting from the inclusion of PaineWebber. Approximately 48% of the annual total represented bonus and other variable compensation.

   As part of the merger, UBS agreed to make retention payments to PaineWebber financial advisors, senior executives and other staff, subject to these employees’ continued employment and other restrictions. These payments are expected to amount to a total of USD 875 million (CHF 1,541 million), the vast majority of which will be paid in the form of UBS shares. The payments will vest over periods of up to four years from the merger. USD 76 million (CHF 128 million) was charged in fourth quarter 2000, and approximately USD 280 million (CHF 458 million at year-end 2000 rates) is expected to be charged in 2001. Because they are a regular and continuing cost of the business, these payments are not treated as significant financial events.

   UBS’s headcount grew 45% over the year from 31 December 1999, to 71,076. The vast majority of this change was due to the inclusion of 23,000 PaineWebber staff.

Headcount1

(Full-time equivalents)	31.12.00	31.12.99	Change in %

UBS Switzerland	28,785	31,354	(8)
Private and Corporate Clients	21,100	24,098	(12)
Private Banking	7,685	7,256	6

UBS Asset Management	2,860	2,576	11
Institutional Asset Management	1,728	1,653	5
Investment Funds / GAM	1,132	923	23

UBS Warburg	38,445	14,266	169
Corporate and Institutional Clients	15,262	12,694	20
UBS Capital	129	116	11
US Private Clients	21,490
e-services	410	70	486
International Private Clients	1,154	1,386	(17)

Corporate Center	986	862	14

Group total	71,076	49,058	45

1 The Group headcount does not include the Klinik Hirslanden AG headcount of 1,839 as of 31 December 2000 and 1,853 as of 31 December 1999.
16

Group Financial Review
Group Performance

  General and administrative expenses increased CHF 667 million, or 11%, from CHF 6,098 million in 1999 to CHF 6,765 million in 2000.
   General and administrative expenses in 2000 included a final provision of CHF 150 million related to the US Global Settlement of World War II related claims, and CHF 93 million of PaineWebber integration costs, which were both treated as significant financial events. General and administrative expenses in 1999 included a provision of CHF 154 million related to the US global settlement of World War II related claims, and CHF 300 million of additional provisions in respect of the 1998 merger of Union Bank of Switzerland and Swiss Bank Corporation.
   Adjusting for these effects, General and administrative costs rose 16%, reflecting the incremental costs from the inclusion of PaineWebber offset by the success of UBS’s continued efforts to control non-revenue driven costs.
   Depreciation and amortization expenses increased CHF 418 million, or 23%, from CHF 1,857 million in 1999 to CHF 2,275 million in 2000, mainly due to the PaineWebber merger.
   Tax expense increased CHF 634 million, or 38%, from CHF 1,686 million in 1999 to CHF 2,320 million in 2000, principally due to increased operating profit. The effective tax rate of 22.8% in 2000 is slightly higher than the 21.4% effective tax rate in 1999, reflecting increased income in higher taxation jurisdictions.

UBS Group’s performance without the impact of PaineWebber

There are limitations to our ability to track the effect of the PaineWebber merger on the Group’s performance. Principally this is because of the full integration of PaineWebber’s capital markets business into the Corporate and Institutional Clients unit. This was carried out very soon after the merger was completed on 3 November 2000, with staff and revenues completely integrated into the existing UBS Warburg structure. It is therefore not possible to identify clearly the specific impact of the capital markets business on results. However, the remaining PaineWebber businesses are reported as a separate business unit: US Private Clients. It is possible therefore to distinguish their contribution to Group profits. If additional adjustments are made for

–	goodwill amortization,
–	funding costs,
–	the share issuance, borrowing and subsequent repurchase,
–	restructuring costs, and
–	retention payments,
it is possible to make an approximate estimate of the underlying performance of UBS for 2000.
   Although this analysis should not be relied on as a definitive indication of the performance of the continuing UBS businesses during the year, it demonstrates the very positive underlying performance of the Group in 2000.

Earnings Adjusted for Significant Financial Events and

the Estimated Impact of the PaineWebber Merger

CHF million, except where indicated			% change from
For the year ended	31.12.00	31.12.99	31.12.99

Operating income	35,309	26,587	33
Operating expenses	24,319	20,534	18
Operating profit before tax	10,990	6,053	82
Net profit	8,403	4,665	80

Cost / income ratio before goodwill (%)	67.6	73.3
Basic earnings per share before goodwill (CHF)	22.44	12.37	81
Diluted earnings per share before goodwill (CHF)	22.16	12.26	81

Return on shareholders’ equity before goodwill (%)	27.5	18.2

17

Group Financial Review
Group Performance

Dividend and distribution by par value reduction

In October 2000, UBS paid a dividend of CHF 4.50 per share in respect of the first three quarters of 2000, as part of the arrangements for the merger with PaineWebber. The Board of Directors recommended a distribution in respect of the fourth quarter of 2000 of CHF 1.60 per share, in the form of a par value reduction. This brings the total distribution for the year to CHF 6.10 per share, compared to the dividend of CHF 5.50 per share for 1999.
   Until this year, the minimum par value allowed under law for a Swiss share was CHF 10. The share split that UBS implemented in May last year brought the par value of its share down to this level, removing any further opportunity to split the share.
   Under new regulations, which are currently passing through the Swiss legislative process and are expected to become effective on 1 May 2001, the minimum par value is expected to be reduced to CHF 0.01. UBS intends to utilize this change to lower the market price per share to a level more in line with that of its global peer group, and to make a payment to its shareholders in the form of a reduction in the nominal value of its shares.
   If shareholder approval is granted, and the legislation becomes effective, the distribution of CHF 1.60 per share, in respect of the fourth quarter 2000, will be paid in the form of a par value reduction. This is treated in Switzerland as a return of capital to shareholders, not as income, and is therefore tax efficient for shareholders who pay tax in Switzerland. Treatment in other jurisdictions will vary, although under US tax regulations the distribution will be treated as income. However, the par value reduction does still have advantages for shareholders outside Switzerland, as no Swiss withholding tax is payable. Each shareholder should consult with a tax advisor for applicable tax implications of this distribution.
   The distribution will reduce the par value of the share to CHF 8.40. UBS then intends to split its share 3 for 1, resulting in a new par value of 2.80 per share.
   Because of the legal and regulatory processes involved, the distribution is expected to take place on 18 July 2001, for holders of record on 13 July 2001. The shares are expected to start trading at the new par value on 16 July 2001.

Balance sheet

Total assets increased CHF 191 billion, or 21%, from CHF 897 billion at 31 December 1999 to CHF 1,088 billion at 31 December 2000, including CHF 99 billion as a result of the merger with PaineWebber. The remainder of the increase was principally a result of the unwinding of precautionary measures taken at the end of 1999 in preparation for the millennium, and the currency impact of the weakness of the Swiss franc. The increase in cash collateral on securities borrowed, reverse repurchase agreements and trading portfolio assets was partially offset by decreases in cash and balances with central banks and money market paper, as liquidity levels were adjusted following Y2K, and a reduction in positive replacement values due to netting, thanks to improved systems and new reporting practices. Goodwill and intangible assets increased CHF 16 billion, due to goodwill and intangible assets resulting from the PaineWebber merger.
   Total liabilities increased 20%, from CHF 866 billion at 31 December 1999, to CHF 1,040 billion at 31 December 2000, reflecting the unwinding of millennium related precautions. The increase in amounts due under repurchase agreements, cash collateral on securities lent and trading portfolio liabilities and an increase in money market paper issued, was offset in part by a decrease in negative replacement values, again principally due to netting.
   UBS’s long-term debt portfolio decreased from CHF 56.3 billion at 31 December 1999 to CHF 54.8 billion at 31 December 2000. During this year CHF 14.9 billion of long-term securities were issued while CHF 24.6 billion matured. UBS believes the maturity profile of the long-term debt portfolio is well balanced with a slight bias towards shorter-term maturities to match the maturity profile of UBS’s assets.
   Shareholders’ equity increased CHF 14 billion, or 46%, from 31 December 1999 to
18

Group Financial Review
Group Performance

31 December 2000, reflecting the increase in capital required for the PaineWebber merger, increased retained earnings and the reduced holding of treasury shares.
   UBS maintains a significant percentage of liquid assets, including collateralized receivables and trading portfolios that can be converted into cash on relatively short notice and without adversely affecting UBS’s ability to conduct its ongoing businesses, in order to meet short-term funding needs. Collateralized receivables include reverse repurchase agreements and cash collateral on securities borrowed, and marketable corporate debt and equity securities and a portion of UBS’s loans and due from banks which are secured primarily by real estate. The value of UBS’s collateralized receivables and trading portfolio will fluctuate depending on market conditions and client business. The individual components of UBS’s total assets, including the proportion of liquid assets, may vary significantly from period to period due to changing client needs, economic and market conditions and trading strategies.

Consolidated cash flows

In the twelve-month period to December 2000, cash equivalents decreased by CHF 8,907 million, principally as a result of investment activities, which generated negative cash flow of CHF 19,135 million. This was mainly due to CHF 10,722 million of cash required for the PaineWebber merger and the purchase of CHF 8,770 million of financial investments.
   The positive cash flow of CHF 11,697 million from operating activities principally resulted from net profit of CHF 7,792 million, a net increase in amounts due to customers and amounts due from customers of CHF 12,381 million, CHF 11,553 million from an increase in the size of the trading portfolio and a net cash inflow of CHF 10,236 million from other assets and liabilities and accrued income and expenses. These were partially offset by a net cash outflow of CHF 30,292 million for repurchase and reverse repurchase agreements and cash collateral on securities borrowed and lent.
   Financing activities generated net cash outflow of CHF 1,581 million. CHF 10,125 million from the issuance of money market paper. CHF 14,884 million from long-term debt and CHF 2,594 million from the issuance of trust preferred securities was offset by CHF 24,640 million for repayment of long-term debt and CHF 3,928 million for dividend payments.

Group results 1999

UBS’s current performance targets were first implemented at the beginning of 2000. Performance against targets is not therefore discussed in relation to 1999.

Operating income

Net interest income before credit loss expense increased by CHF 891 million, or 18%, from CHF 5,018 million in 1998 to CHF 5,909 million in 1999. Increased trading-related interest income and higher interest margins in the domestic loan portfolio in 1999 derived from more consistent application of UBS’s risk-adjusted pricing model were partially offset by the sale of business activities which had contributed to net interest income in 1998, as well as the impact of lower returns on invested equity and the reduction of the international loan portfolio.
   Credit loss expense recorded a slight increase of CHF 5 million from CHF 951 million in 1998 to CHF 956 million in 1999. During 1999, UBS experienced general improvements in the economy and in the credit performance of its loan portfolio, and a reduction in impaired loans in the aggregate. Although impaired loans decreased, additional provisions were required for some of the impaired domestic loans remaining in the portfolio.
   Net fee and commission income decreased by CHF 19 million from CHF 12,626 million in 1998 to CHF 12,607 million in 1999. Excluding the effect of divestments in 1998, the decrease was roughly 1%.
   Credit-related fees and commissions decreased in 1999 in line with reduced emerging market exposures and the sale of UBS’s international Global Trade Finance operations. Underwriting and corporate finance fees increased 3% relative to exceptionally strong performance in 1998. Brokerage fees were higher in 1999 than in 1998 mainly due to strong volumes in the UK, US and Asia. A CHF 137 million increase in investment fund fees was attributable to higher volumes and
19

Group Financial Review
Group Performance

pricing adjustments from the integration of the two pre-1998 merger product platforms. Strong increases in custodian fees reflected higher custodian assets and a new pricing model.
   Net trading income increased CHF 4,406 million, or 133%, from CHF 3,313 million in 1998 to CHF 7,719 million in 1999.
   Net trading income from foreign exchange decreased CHF 884 million, or 44%, from 1998 to 1999 mostly as a result of lower volumes in key markets. The reduced levels of activity resulted from the introduction of the euro and narrowing margins from increased competition in global markets.
   Net trading income from fixed income increased CHF 2,441 million from CHF 162 million in 1998 to CHF 2,603 million in 1999. During 1998, net trading income from fixed income was negatively impacted by the pre-tax CHF 793 million write-down of UBS’s trading position in Long Term Capital Management, L.P. and approximately CHF 690 million in losses in UBS’s emerging markets trading portfolios. Excluding those write-downs from the 1998 results, net trading income from fixed income increased approximately 58% in 1999 over 1998. Fixed income trading revenues were strong across all major products during 1999, led by swaps and options and investment grade debt.
   Net trading income from equities increased CHF 2,849 million or 246% from 1998, to CHF 4,008 million in 1999. During 1998, net trading income was negatively impacted by pre-tax CHF 762 million in losses from the Global Equities Derivatives business area. In 1999, net trading income benefited from very strong customer volumes in equity products globally.
   Other income, including net gains from disposal of associates and subsidiaries, increased CHF 905 million, or 40%, from CHF 2,241 million in 1998 to CHF 3,146 million in 1999. Total net gains on disposal of associates and subsidiaries were CHF 1,821 million in 1999 compared to disposal-related pre-tax gains of CHF 1,119 million in 1998. The first-time consolidation of Klinik Hirslanden in 1999, resulting in Other income of CHF 395 million, was partially offset by lower income from investments in associates as a result of the divestments as well as lower income from other properties. The CHF 367 million portion of the Long Term Capital Management write-down negatively impacted other income in 1998.

Operating expenses

Personnel expenses increased CHF 2,761 million, or 28%, from CHF 9,816 million in 1998 to CHF 12,577 million in 1999, despite only a minor increase in headcount from 48,011 at 31 December 1998 to 49,058 at 31 December 1999. At the end of 1997, UBS foresaw the probability of a shortfall in profit in its investment banking business as a result of the then-pending 1998 merger. In order to protect its investment banking franchise, UBS realized it would probably need to make payments to personnel in excess of amounts determined by normal compensation methodologies. An amount of approximately CHF 1 billion was recorded as part of the merger-related restructuring reserve for this purpose. By the end of 1998, this shortfall had materialized, and CHF 1,007 million of accrued payments to personnel were charged against the restructuring reserve in 1998 as planned. The shortfall in profits noted above was aggravated by losses associated with Long Term Capital Management and the Global Equity Derivatives portfolio. Adjusting the prior year for the CHF 1,007 million, personnel expenses in 1999 increased by 16%, which was primarily attributable to higher performance-related compensation based on the good investment banking result in 1999. Personnel expense in 1999 was reduced by the recognition of CHF 456 million in pre-paid employer pension contributions.
   General and administrative expenses decreased CHF 637 million, or 9%, from CHF 6,735 million in 1998 to CHF 6,098 million in 1999. General and administrative expenses in 1998 include the provision of CHF 842 million for the US Global Settlement of World War II related claims. In 1999, the following were included:

–	the additional restructuring provision of CHF 300 million;
–	an additional provision of CHF 154 million for the US Global Settlement of World War II related claims; and
–	CHF 130 million from the first-time consolidation of Klinik Hirslanden.
   Excluding the impact of these items in 1998 and 1999, General and administrative ex-
20

Group Financial Review
Group Performance

penses decreased 6% year-on-year, reflecting stringent cost reduction programs.
   Depreciation and amortization increased CHF 32 million, or 2%, from CHF 1,825 million in 1998 to CHF 1,857 million in 1999. Excluding the impact of the first-time consolidation of Klinik Hirslanden in 1999, depreciation and amortization remained flat.
   Tax expense increased CHF 782 million, or 87%, from CHF 904 million in 1998 to CHF 1,686 million in 1999, principally due to increased operating profit. The effective tax rate of 21.4% is lower than 23.4%, the effective rate in 1998, primarily due to the utilization of tax loss carry forwards.

Outlook for 2001

The year 2000 was an outstanding one for UBS, and a good one overall for the markets. Moving into 2001, the prospects for markets and for the international credit environment are particularly difficult to predict. The recent upswing in the economic cycle in Switzerland may, however, afford UBS some protection.

   We believe that our credit business is well positioned, thanks to our avoidance of balance sheet-led earnings growth, although we do not expect to see the net credit loss write-backs we experienced this year. UBS Asset Management is cautiously optimistic about prospects for growth as its core price/ value investment style demonstrates its strengths in less bullish markets, and UBS Warburg has already demonstrated the quality and sustainability of its earnings in the less positive conditions of the second half of 2000.
   The biggest opportunity for UBS in 2001 lies in realizing the full transforming value of the PaineWebber merger, not only in the US, but through leveraging the marketing and client skills, product innovation and energy of our new partners to build the best wealth management firm in the world.
21

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Review of

Business Group
Performance

Review of
Business Group Performance
Principles

Principles

Management accounting principles

The following discussion reviews the 1999 and 2000 results by Business Group and business unit.

   UBS’s management reporting system and policies determine the revenues and expenses directly attributable to each business unit. Internal charges and transfer pricing adjustments are reflected in the performance of each business unit.
   Inter-business unit revenues and expenses include transfers between business units and between geographical locations. Revenue sharing agreements are used to allocate external customer revenues to Business Groups on a reasonable basis. Transactions between Business Groups are conducted at arms length. Inter-business unit charges are recorded as a reduction to expenses in the business unit providing the service. Corporate Center expenses are allocated to the operating business units, to the extent possible.
   Interest revenues are apportioned to business units based on the opportunity costs of funding their activities. Accordingly, all assets and liabilities are refinanced with the Group Treasury based on market rates. Revenues relating to balance sheet products are calculated on a fully-funded basis. As a result, business units are additionally credited with the risk-free return on the average equity used.
   Commissions are credited to the business unit with the corresponding customer relationship.
   Regulatory equity is allocated to business units based on the average regulatory capital requirement during the period. Only utilized equity is taken into account, and a buffer of 10% is added. The remaining equity, mainly covering real estate, and any unallocated equity, remains in Corporate Center.
   Assets under management are defined as third-party on- and off-balance sheet assets for which the Group has investment responsibility. This includes both discretionary assets, where the Group has a mandate to invest and manage the assets, as well as assets where the Group advises clients on their investment decisions. Where two business units share responsibility for management of funds (such as UBS investment funds held within private client portfolios), the assets under management are included in both business segments. Wholesale custody-only assets are excluded.
   During 2001, UBS expects to introduce a new way of defining and measuring the client assets it has responsibility for, replacing assets under management with a new concept, distinguishing those assets held with UBS for investment purposes.
   Net new money is defined as the net inflow or outflow of assets under management during a period, excluding interest and dividend income and the effects of market or currency movements.
   Headcount includes trainees and staff in management development programs, but not contractors.

Credit loss expense

Credit loss expense represents the charges to the profit and loss account relating to amounts due to UBS from loans and advances or other off-balance sheet products, including OTC derivatives, that have had to be written-down because they are impaired or uncollectable.
   UBS determines the amounts of Credit loss expense in its financial accounts and in the business unit reporting on different bases. In the Group financial accounts, UBS reports its results according to International Accounting Standards (IAS) definitions. Under these rules, Credit loss expense is the total of net new allowances and direct write-offs less recoveries. Losses are recognized and charged to the financial accounts in the period when they arise. In contrast, in its segment and business unit reporting, UBS applies a different approach to the measurement of credit risk which reflects the average annual cost that UBS anticipates will arise from transactions that become impaired. In order to manage exposure to credit risk more effectively, UBS prices transactions with a view to earning – over time – sufficient income to compensate for the losses that are expected to be caused by value adjustments for impaired assets. The basis for measuring these inherent risks in the credit portfolios is the concept of “Expected Loss” (see the Credit Risk section of the UBS Handbook 2000/2001). UBS therefore quantifies the Credit loss expense at business unit level based on the Expected Loss rather than

Review of
Business Group Performance
Principles

the actual loss reported in its financial accounts.
   As each business unit is ultimately responsible for its credit decisions, the difference between the actual credit losses and the annual expected credit loss calculated for management reporting purposes will be charged or credited back to the business units over a three-year period, so that the risks and rewards of credit decisions are fully reflected in their results.

Credit Loss

	Expected credit loss

				IAS Actual credit expense

CHF million	31.12.00	31.12.9	9 31.12.98	31.12.0	0 31.12.	99 31.12.98

UBS Switzerland	784	1,071	1,186	(695)	965	445
UBS Asset Management	0	0	0	0	0	0
UBS Warburg	247	333	510	565	0	506
Corporate Center				0	(9)	0

Total	1,031	1,404	1,696	(130)	956	951

Balancing item in Corporate Center	(1,161)	(448)	(745)

   UBS reconciles the difference between the Credit loss expense in its financial accounts and the Expected Loss shown in business unit reporting with a balancing item in the Corporate Center. UBS also shows the allocation of actual Credit loss expense to the business units in the footnotes to Note 3a of the financial statements.

Key performance indicators

UBS reports carefully chosen key performance indicators for each of its business units. These do not carry explicit targets, but are intended as indicators of the business units’ success in creating value for shareholders. They include both financial metrics, such as the cost/income ratio, and non-financial metrics, such as Assets under management.

   The key performance indicators are used for internal performance measurement as well as external reporting. This ensures that management have a clear responsibility to lead their businesses towards achieving success in the Group’s key value drivers and reduces any risk of managing to purely internal performance measures.

Business Group tax rates

The Business Groups of UBS do not represent separate legal entities. Business Group results are prepared through the application of UBS’s management accounting policies to the results of the entities through which they operate.

   Indicative business unit tax rates are calculated on an annual basis based on the results and statutory tax rates of the previous financial year. These rates are approximate calculations, based upon the application to the year’s adjusted earnings of statutory tax rates for the locations in which the Business Groups operated. These tax rates therefore give guidance on the tax cost to each Business Group of doing business during 2000 and on a standalone basis, without the benefit of tax losses brought forward from earlier years:

UBS Switzerland	21%
Private and Corporate Clients	21%
Private Banking	22%

UBS Asset Management	22%
Institutional Asset Management	23%
Investment Funds/ GAM	22%

UBS Warburg	22%
Corporate and Institutional Clients	23%
UBS Capital	26%
US Private Clients	37%
International Private Clients	32%
e-services	30%

These tax rates are not necessarily indicative of future tax rates for the businesses or UBS Group as a whole.

Review of
Business Group Performance
UBS Switzerland

UBS Switzerland

Business Group Reporting

CHF million, except where indicated				% change from
For the year ended	31.12.00	31.12.99 [1]	31.12.98 [1]	31.12.99

Income	14,182	12,761	13,958	11
Credit loss expense [2]	(784)	(1,071)	(1,186)	(27)

Total operating income	13,398	11,690	12,772	15

Personnel expenses	4,759	4,691	4,448	1
General and administrative expenses	2,394	2,308	2,226	4
Depreciation	508	460	771	10
Amortization of goodwill and other intangible assets	62	23	4	170

Total operating expenses	7,723	7,482	7,449	3

Business Group performance before tax	5,675	4,208	5,323	35

Additional information
Assets under management (CHF billion)	1,121	1,110	1,013	1

Cost / income ratio (%) [3]	54	59	53
Cost / income ratio before goodwill (%) [3,4]	54	58	53

				% change from
As of	31.12.00	31.12.99	31.12.98	31.12.99

Regulatory equity used (avg)	10,500	10,059	9,519	4
Headcount (full time equivalents)	28,785	31,354	30,589	(8)

1 The 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies). 2 In management accounts, statistically derived adjusted expected loss rather than net IAS credit loss (expense) / recovery is reported in the business units (see Note 3a). 3 Operating expenses / operating income before credit loss expense. 4 The amortization of goodwill and other intangible assets is excluded from this calculation.

Components of Operating Income
______________________________________________________________________________

Private and Corporate Clients derives its operating income principally from

–	net interest income from its loan portfolio and customer deposits;
–	fees for investment management services; and
–	transaction fees.

As a result, Private and Corporate Clients’ operating income is affected by movements in interest rates, fluctuations in assets under management, client activity levels, investment performance and changes in market conditions.

Private Banking derives its operating income from

–	fees for financial planning and wealth management services;
–	fees for investment management services; and
–	transaction-related fees.

Private Banking’s fees are based on the market value of assets under management and the level of transaction-related activity. As a result, Private Banking’s operating income is affected by such factors as fluctuations in assets under management, changes in market conditions, investment performance and inflows and outflows of client funds.

Review of
Business Group Performance
UBS Switzerland

Private and Corporate Clients

Business Unit Reporting

				% change from
CHF million, except where indicated	31.12.00	31.12.99[1]	31.12.98[1]	31.12.99
For the year ended

Individual clients	5,026	4,553	4,785	10
Corporate clients	1,975	1,855	1,728	6
Risk transformation and capital management	307	330	0	(7)
Operations	205	313	448	(35)
Other	(70)	142	64

Income	7,443	7,193	7,025	3
Credit loss expense[2]	(759)	(1,050)	(1,170)	(28)

Total operating income	6,684	6,143	5,855	9

Personnel expenses	3,187	3,363	3,238	(5)
General and administrative expenses	1,058	1,123	1,025	(6)
Depreciation	419	384	680	9
Amortization of goodwill and other intangible assets	27	2	4

Total operating expenses	4,691	4,872	4,947	(4)

Business unit performance before tax	1,993	1,271	908	57

KPI’s
Assets under management (CHF billion)[3]	440	439	434	0
Net new money (CHF billion)	0.4

Cost/income ratio (%)[4]	63	68	70
Cost/income ratio before goodwill (%)[4,5]	63	68	70

Non-performing loans/Gross loans outstanding (%)	5.0	6.6

Additional information				% change from
As of	31.12.00	31.12.99	31.12.98	31.12.99

Regulatory equity used (avg)	8,550	8,550	8,250	0
Headcount (full time equivalents)	21,100	24,098	24,043	(12)

1 The 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies). 2 In management accounts, statistically derived adjusted expected loss rather than net IAS credit loss (expense) / recovery is reported in the business units (see Note 3a). 3 Bank transaction accounts are included. 4 Operating expenses / operating income before credit loss expense. 5 The amortization of goodwill and other intangible assets is excluded from this calculation.

2000

There were no significant financial events that affected this business unit in 1999 or 2000.

Key performance indicators

Assets under management increased slightly by CHF 1 billion from CHF 439 billion in 1999 to CHF 440 billion during 2000, including net new money of CHF 0.4 billion. Market performance was slightly positive over the year, offsetting transfers of CHF 5 billion to other business units.

   The pre-goodwill cost / income ratio in 2000, at 63%, improved significantly from 68% in 1999. This was principally due to lower operating expenses resulting from continuing strict cost control, as the benefits of the 1998 merger between Union Bank of Switzerland and Swiss Bank Corporation continued to be realized.

   The quality of the Private and Corporate Clients’ loan portfolio improved considerably during the year, resulting in a non-performing loans / total loans ratio of 5.0% at 31 December 2000, compared to 6.6% at the end of 1999. This improvement was due in part to the unexpected strengthening of the Swiss economy, and also to Private and Corporate

Review of
Business Group Performance
UBS Switzerland

Clients’ efforts to further enhance the risk/return profile of its loan portfolio through selective origination, secondary market transactions, the disposal of subsidiaries, and the continued work-out of the recovery portfolio, which decreased from CHF 21 billion to CHF 15 billion during the year.
   Although UBS Switzerland’s non-performing loans ratio is somewhat higher than some comparable banks particularly in the US, the comparison reflects different structural practices rather than underlying asset quality. In general, Swiss practice is to write off loans entirely only on final settlement of bankruptcy proceedings, the sale of the underlying assets or a formal debt forgiveness. In contrast, US practice is to write off non-performing loans much sooner, reducing the amount of such loans and corresponding provisions recorded at any given date.

Results

Record pre-tax profit for the year, at CHF 1,993 million, was an increase of CHF 722 million, or 57%, over 1999, clearly demonstrating the substantial benefits of the merger between UBS and SBC for the combined domestic banking franchise.

Operating income

Private and Corporate Clients’ operating income in 2000 was CHF 6,684 million, CHF 541 million, or 9%, higher than in 1999. This improved performance primarily reflected higher fee income, particularly in the first half of the year, and reduced expected loss as the quality of the loan portfolio improved.
  Both of Private and Corporate Clients’ two main operating business areas recorded increases in their operating income in 2000 as compared to 1999.

–	Individual Clients: Operating income in 2000 was CHF 5,026 million, an increase of CHF 473 million, or 10%, from CHF 4,553 million in 1999. This was primarily due to increases in brokerage and investment fund fees resulting from increased investment activity, and minor gains on sales of subsidiaries and participations.
–	Corporate Clients: Operating income in 2000 was CHF 1,975 million, an increase of CHF 120 million, or 6%, from CHF 1,855 million in 1999, primarily due to higher interest income resulting from improved margins as well as increased fee and commission income.
On the other hand, the two support areas saw their incomes reduce.

–	Risk Transformation and Capital Management: Income was CHF 307 million in 2000. This was a decrease of CHF 23 million, or 7%, from the CHF 330 million recorded in 1999, primarily as a result of the reduced average size of the recovery loan portfolio, managed by this unit.
–	Operations: Revenues in 2000 were CHF 205 million, a decrease of CHF 108 million, or 35%, from CHF 313 million in 1999. Operations revenues were affected by lower interest revenues as a result of reduced correspondent bank overdraft balances, partially offset by small one-off revenues from the revaluation of minority holdings in other companies.

Operating expenses

Full year operating expenses in 2000 were CHF 4,691 million, down 4%, or CHF 181 million, from 1999. This was primarily due to falling personnel costs as headcount was reduced.

Operating Income Before Credit Loss Expense by Business Area

CHF million
For the year ended	31.12.00	31.12.99	31.12.98

Individual Clients	5,026	4,553	4,785
Corporate Clients	1,975	1,855	1,728
Risk transformation and Capital Management	307	330
Operations	205	313	448
Other	(70)	142	64

Total	7,443	7,193	7,025

   Personnel expense fell by CHF 176 million, or 5%, from CHF 3,363 million in 1999 to CHF 3,187 million in 2000. Increased performance-related compensation, reflecting the good

Review of
Business Group Performance
UBS Switzerland

results, was more than offset by a substantial reduction in headcount during the year.
   General and administrative expenses fell 6% over the year, despite our continued investments in online services, reflecting continued cost control efforts.
   Depreciation expense increased by CHF 35 million, or 9%, to CHF 419 million, primarily due to the implementation of IAS 38, relating to the capitalization of software costs.
   Amortization of goodwill and other intangible assets increased CHF 25 million, from CHF 2 million in 1999 to CHF 27 million in 2000. This increase was primarily due to the acquisition of a credit card portfolio during second quarter 2000.

Headcount

Private and Corporate Clients’ headcount declined by almost 3,000 in 2000 from 24,098 at the end of 1999 to 21,100 at 31 December 2000. This reduction includes 948 staff transferred with Systor, which became an independent company at the start of 2000, 413 staff of Solothurner Bank, which was sold during 2000, and the transfer of 148 financial planning and wealth management staff to Private Banking. The remaining reduction of 1,489 staff demonstrates UBS’s continued success in realizing UBS/ SBC merger-related synergies.
________________________________________________________________________________

1999

Operating income

Operating income before credit loss expense increased CHF 168 million, or 2%, from CHF 7,025 million in 1998 to CHF 7,193 million in 1999. This improvement was primarily due to higher margins on interest-related business, such as mortgages, as well as the first full-year impact of the amalgamation and repricing of products from the two former banks. In conjunction with the creation of the Risk Transformation and Capital Management business area in October 1999, the business areas within Private and Corporate Clients were realigned in 1999. These realignments and the resulting effects on 1999 operating income were as follows:

–	The Business Client segment was transferred from Individual Clients to Corporate Clients, resulting in a decrease in operating income from Individual Clients from 1998 to 1999.
–	Operating income from Corporate Clients increased from 1998 to 1999, primarily due to the transfer in of the Business Client segment, the transfer in of the Swiss Global Trade Finance business from UBS Warburg, and improving interest margins. The transfer out of the Recovery portfolio to Risk Transformation and Capital Management partially offset these increases.
–	Operating income from Operations decreased compared to 1998. This was the net effect of the transfer of emerging market bank activities from UBS Warburg into UBS Private and Corporate Clients and the transfer of industrialized bank activities to UBS Warburg during 1999.

Private and Corporate Clients’ expected loss decreased CHF 120 million, or 10%, from CHF 1,170 million in 1998 to CHF 1,050 million in 1999 as a result of the accelerated reduction of impaired positions and the movement to higher quality businesses. This was partially offset by increased expected loss primarily resulting from the transfer of the remainder of the Swiss Global Trade Finance business from UBS Warburg during 1999.

Operating expenses

Personnel, general and administrative expenses increased CHF 223 million, or 5%, from CHF 4,263 million in 1998 to CHF 4,486 million in 1999. This increase was due primarily to merger related IT integration work, work relating to the Year 2000 transition and the costs associated with the shift of the Swiss Global Trade Finance business from UBS Warburg. This business, with approximately 400 professionals, was transferred from UBS Warburg in early 1999. These increases were partially offset by cost savings resulting from the closure of redundant branches.
   Depreciation and amortization expense decreased CHF 298 million, or 44%, from CHF 684 million in 1998 to CHF 386 million in 1999, primarily due to reduced assets employed subsequent to the 1998 merger.

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Business Group Performance
UBS Switzerland

Private Banking

Business Unit Reporting

CHF million, except where indicated				% change from
For the year ended	31.12.00	31.12.99[1]	31.12.98[1]	31.12.99

Income	6,739	5,568	6,933	21
Credit loss expense[2]	(25)	(21)	(16)	19

Total operating income	6,714	5,547	6,917	21

Personnel expenses	1,572	1,328	1,210	18
General and administrative expenses	1,336	1,185	1,201	13
Depreciation	89	76	91	17
Amortization of goodwill and other intangible assets	35	21	0	67

Total operating expenses	3,032	2,610	2,502	16

Business unit performance before tax	3,682	2,937	4,415	25

KPI’s
Assets under management (CHF billion)	681	671	579	1

Net new money (CHF billion)[3]	(0.7)	0.7
Gross AuM margin (bps)	98	90		9

Cost / income ratio (%)[4]	45	47	36
Cost / income ratio before goodwill (%)[4,5]	44	46	36

Additional information				% change from
As of	31.12.00	31.12.99	31.12.98	31.12.99

Regulatory equity used (avg)	1,950	1,509	1,269	29
Headcount (full time equivalents)	7,685	7,256	6,546	6

1 The 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies). 2 In management accounts, statistically derived adjusted expected loss rather than net IAS credit loss (expense) / recovery is reported in the business units (see Note 3a). 3 Excludes dividend and interest income. 4 Operating expenses / operating income before credit loss expense. 5 The amortization of goodwill and other intangible assets is excluded from this calculation.

2000

There were no significant financial events that affected this business unit in 1999 or 2000.

Key performance indicators

Assets under management increased slightly by CHF 10 billion, or 1%, from CHF 671 billion to CHF 681 billion during 2000, primarily reflecting market performance and currency effects. Net new money during the year was disappointing, with net outflows of CHF 0.7 billion.

   Gross margin for the year, at 98 basis points, partly reflects the very strong performance in the exceptional markets of the first quarter. The more recent rates of 95 basis points in second and fourth quarters, and 94 basis points in third quarter, represent a solid improvement over the average of 90 basis points recorded in 1999, as we introduce more value-added products to our client base.
   The pre-goodwill cost / income ratio of 44% improved slightly from 46% in 1999, principally due to significantly higher revenues.

Results

Net profit before tax for the year increased significantly, by CHF 745 million, or 25%, to CHF 3,682 million, from CHF 2,937 million in 1999. This reflects strong markets in the early part of 2000, and the margin-enhancing benefits of introducing more added-value products during the year.

Operating income

The increase in gross margin to 98 basis points resulted in operating income of CHF 6,714 million, which was 21%, or CHF 1,167 million, higher than in 1999. Revenue quality has also improved with asset-

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Business Group Performance
UBS Switzerland

based fees growing faster over the year than transaction-based fees.

Operating expenses

Full year operating expenses were CHF 3,032 million, CHF 422 million or 16% higher than in 1999.
   Personnel expenses increased CHF 244 million, or 18%, partly due to increased hiring in client-focused areas, the transfer of financial planning and wealth management staff from the Private and Corporate Clients unit, as well as higher performance-related compensation.
   General and administrative expenses increased CHF 151 million, or 13%, primarily due to recruitment and training expenses, volume-driven transaction processing costs, as well as project-related technology costs.
   Depreciation expense increased by CHF 13 million, or 17%, due to increased investments in both software and the refurbishment of premises.

Headcount

Headcount at year end 2000 was 7,685, representing an increase of 429 during the year. This was mainly the result of the transfer of 148 financial planning and wealth management staff from the Private and Corporate Clients business unit and the completion in first quarter 2000 of previous initiatives to strengthen product capabilities.
   It is Private Banking’s policy to shift the balance of its staff towards client-facing roles, reducing the number of support staff. During the year there were net increases of 302 staff in client-focused market areas and 127 in product areas, such as financial planning, Active Advisory, and portfolio management.

1999

Operating income

Operating income decreased CHF 1,370 million, or 20%, from CHF 6,917 million in 1998 to CHF 5,547 million in 1999. This significant decrease principally reflected lower transaction-based revenues due to lower levels of client transaction activity. CHF 1,058 million gains from the divestitures of Banca della Svizzera Italiana (BSI) and Adler, as well as CHF 268 million of operating income relating to BSI’s operations, are included in operating income for 1998 and did not recur in 1999.
Notwithstanding the decrease in operating income, assets under management increased during 1999 by CHF 92 billion, or 16%. Strong markets, especially in Europe, in the United States, and in the technology sector, as well as the stronger US dollar, led to a performance increase of CHF 80 billion for 1999. In addition, the acquisition of the international private banking operations of Bank of America accounted for an additional CHF 5 billion, while inter-business unit transfers resulted in another CHF 6 billion. This increase was partially offset, however, by decreased volumes from existing clients during the second half of 1999.

Operating expenses

Operating expenses, adjusted for CHF 125 million in divestiture-related operating expenses, increased 4%, or CHF 108 million, to CHF 2,610 million in 1999, to a large extent as a result of UBS’s expansion in the front-line staff as well as infrastructure related investments.

  Personnel, general and administrative expenses increased CHF 102 million, or 4%, from CHF 2,411 million in 1998 to CHF 2,513 million 1999. Personnel costs increased 10%, or CHF 118 million, to CHF 1,328 million in 1999 due to an increase in headcount of 710 from 6,546 at 31 December 1998 to 7,256 at 31 December 1999. Headcount growth resulted from the acquisition in 1999 of Bank of America’s international private banking operations, enhancement of UBS’s logistics capabilities and support for the introduction of new portfolio monitoring and advisory capabilities. Operating expenses in 1998 also included CHF 125 million related to BSI that did not occur in 1999.

  As a result of the acquisition of the international private banking operations of Bank of America, goodwill amortization increased to CHF 21 million in 1999. Depreciation decreased CHF 15 million, or 16%, from CHF 91 million in 1998 to CHF 6 million in 1999.

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Business Group Performance
UBS Asset Management

UBS Asset Management

Business Group Reporting

CHF million, except where indicated				% change from
For the year ended	31.12.00	31.12.99[1]	31.12.98[1]	31.12.99

Income	1,953	1,369	1,358	43
Credit loss expense	0	0	0

Total operating income	1,953	1,369	1,358	43

Personnel expenses	880	516	515	71
General and administrative expenses	439	271	228	62
Depreciation	49	32	35	53
Amortization of goodwill and other intangible assets	263	113	78	133

Total operating expenses	1,631	932	856	75

Business Group performance before tax	322	437	502	(26)

Additional information
Assets under management (CHF billion)	522	598	532	(13)

Cost / income ratio (%)[2]	84	68	63
Cost / income ratio before goodwill (%)[2,3]	70	60	57

				% change from
As of	31.12.00	31.12.99	31.12.98	31.12.99

Regulatory equity used (avg)	1,250	162	102	672
Headcount (full time equivalents)	2,860	2,576	1,863	11

1 The 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies). 2 Operating expenses / operating income before credit loss expense. 3 The amortization of goodwill and other intangible assets is excluded from this calculation.

Components of Revenue
______________________________________________________________________________
UBS Asset Management generates most of its revenue from the asset management services it provides to institutional clients, and from the distribution of investment funds. Fees charged to institutional clients and on investment funds are based on the market value of assets under management. As a result, UBS Asset Management’s revenues are affected by changes in market levels as well as flows of client funds.

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Business Group Performance
UBS Asset Management

Institutional Asset Management

Business Unit Reporting

CHF million, except where indicated				% change from
For the year ended	31.12.00	31.12.99[1]	31.12.98[1]	31.12.99

Institutional	1,103	906	968	22
Non-institutional	198	193	195	3

Income	1,301	1,099	1,163	18
Credit loss expense	0	0	0

Total operating income	1,301	1,099	1,163	18

Personnel expenses	631	458	465	38
General and administrative expenses	243	178	154	37
Depreciation	27	25	29	8
Amortization of goodwill and other intangible assets	173	113	78	53

Total operating expenses	1,074	774	726	39

Business unit performance before tax	227	325	437	(30)

KPI’s
Assets under management (CHF billion)	496	574	531	(14)
Net new money (CHF billion)[2]	(66.6)	(50.1)
Gross AuM margin (bps)[3]	33	25		32

Cost / income ratio (%)[4]	83	70	62
Cost / income ratio before goodwill (%)[4,5]	69	60	56

Additional information				% change from
As of	31.12.00	31.12.99	31.12.98	31.12.99

Regulatory equity used (avg)	500	160	100	213
Headcount (full time equivalents)	1,728	1,653	1,497	5

1 The 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies). 2 Excludes dividend and interest income. 3 Revenues divided by average assets under management, for the institutional portion of the business only. 4 Operating expenses / operating income before credit loss expense. 5 The amortization of goodwill and other intangible assets is excluded from this calculation.

2000

There were no significant financial events that affected this business unit in 1999 or 2000.

Key performance indicators

Assets under management decreased 14%, or CHF 78 billion, from CHF 574 billion at 31 December 1999 to CHF 496 billion at 31 December 2000, with the majority of the decline due to client losses in the institutional business, particularly in the earlier part of the year.

   Net new money for the year saw a net outflow of CHF 66.6 billion. Net new money outflows moderated as the year progressed, as losses of equity mandates continued to decline. Client losses continued to be concentrated primarily within US and to a lesser degree UK mandates, reflecting past investment performance issues.

   The gross margin in 2000 was 33 basis points, an increase of 8 basis points over 1999. This rise reflects the contributions from two new higher margin businesses: O’Connor, created in June 2000, and UBS Realty Investors (formerly Allegis), purchased in December 1999.

   The cost/income ratio before goodwill increased to 69% in 2000 from 60% in 1999, principally as a result of the inclusion of

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Business Group Performance
UBS Asset Management

O’Connor and UBS Realty Investors (which generate higher gross margins than the rest of the business, but at higher cost), spending on strategic initiatives to expand global reach, and lower asset-based revenues towards the end of the year.

Investment performance in 2000

The return of global equity markets towards fundamental values was the predominant development during 2000. This trend accelerated during the fourth quarter as the US economy began to slow, and many companies within the Technology, Media and Telecommunications (TMT) sector posted disappointing earnings. Within this challenging environment, strategic positions benefiting from the decline in the TMT sector, the associated drop in equity markets, the under-performance of the very largest capitalization equities, and the year-end turnaround in the euro, helped Institutional Asset Management deliver the best relative annual investment performance in its history.

  US equity strategies outperformed benchmarks by wide margins. Global, international and UK equity strategies were also significantly positive. Phillips & Drew was ranked the top-performing pension fund manager in Britain for the year 2000 by Combined Actuarial Performance Services (CAPS), the leading UK performance measurement consultancy. Phillips & Drew’s flagship Managed Exempt fund (equities mixed with property) outperformed the average fund manager by more than 10% for the full year. Phillips & Drew’s strong performance in 2000 also benefited their balanced fund’s three and five year records, moving its ranking up from fourth quartile at the end of 1999 to second quartile at the end of 2000.

Results

The full year pre-tax profit of CHF 227 million was 30% lower than 1999. Despite asset losses in the core institutional business, income increased as a result of the launch of the O’Connor business and the acquisition of Allegis; but this was more than offset by higher performance-related personnel expenses, goodwill amortization relating to Allegis and increased general and administrative expenses.

Operating income

Operating income increased CHF 202 million, or 18%, from CHF 1,099 million in 1999 to CHF 1,301 million in 2000. Despite the decrease in assets under management, operating income increased as a result of the acquisition of Allegis and the creation of the new O’Connor alternative asset management business, partially offset by lost revenue from client losses.

Operating expenses

Full year expenses increased by CHF 300 million, to CHF 1,074 million. Personnel expenses increased 38%, or CHF 173 million, from CHF 458 million in 1999 to CHF 631 million in 2000 and General and administrative expenses increased 37%, or CHF 65 million, over 1999 to CHF 243 million in 2000. Both categories of expense increased as a result of the acquisition of Allegis, the addition of the new O’Connor business and currency movements.
  Depreciation and amortization expense increased CHF 62 million, or 45%, from CHF 138 million in 1999 to CHF 200 million in 2000, including CHF 46 million from the acquisition of Allegis.

Headcount

Headcount increased 5% from 1,653 at 31 December 1999 to 1,728 at 31 December 2000, primarily as a result of the creation of the new O’Connor business in June 2000.

1999

Operating income

Operating income decreased CHF 64 million, or 6%, from CHF 1,163 million in 1998 to CHF 1,099 million in 1999. Assets under management increased 8%, or CHF 43 billion, to CHF 574 billion at 31 December 1999 from CHF 531 at 31 December 1998, with increases in both institutional and non-institutional categories year-on-year. Despite the 4% increase in institutional assets under management, which primarily resulted from investment performance, the acquisition of Allegis and growth in private client mandates, institu-

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Business Group Performance
UBS Asset Management

tional revenues decreased. This decrease from CHF 968 million in 1998 to CHF 906 million in 1999 reflects a slight decline in average institutional assets under management from 1998 to 1999, as gains from performance and currency were offset by loss of clients and performance issues in certain mandate types. Average non-institutional assets increased by 16% during 1999; however, non-institutional revenues declined slightly to CHF 193 million as a result of new interbusiness unit fee arrangements with UBS Private Banking.

Operating expenses

Personnel, general and administrative expenses increased CHF 17 million, or 3%, from CHF 619 million in 1998 to CHF 636 million in 1999. Headcount increased from 1,497 as of 31 December 1998 to 1,653 as of 31 December 1999, primarily as a result of the acquisition of Allegis in December 1999. Personnel expenses decreased slightly from CHF 465 million in 1998 to CHF 458 million in 1999 reflecting decreased incentive compensation. General and administrative expenses increased 16% from CHF 154 million in 1998 to CHF 178 million in 1999 as a result of revisions in cost-sharing arrangements between Institutional Asset Management and other business units of UBS.

   Depreciation and amortization expense increased CHF 31 million, or 29%, from CHF 107 million in 1998 to CHF 138 million in 1999, reflecting increased goodwill amortization related to the buy-out of UBS’s joint venture with the Long-Term Credit Bank of Japan.

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Business Group Performance
UBS Asset Management

Investment Funds/GAM

Business Unit Reporting

CHF million, except where indicated				% change from
For the year ended	31.12.00	31.12.99[1]	31.12.98[1]	31.12.99

Income	652	270	195	141
Credit loss expense	0	0	0

Total operating income	652	270	195	141

Personnel expenses	249	58	50	329
General and administrative expenses	196	93	74	111
Depreciation	22	7	6	214
Amortization of goodwill and other intangible assets	90	0	0

Total operating expenses	557	158	130	253

Business unit performance before tax	95	112	65	(15)

KPI’s
Assets under management (CHF billion)	219	225	176	(3)
Net new money (CHF billion)[2]	4.4	1.3
Gross AuM margin (bps)[3]	38	24		58

Cost/ income ratio (%)[4]	85	59	67
Cost/ income ratio before goodwill(%)[4,5]	72	59	67

				% change

Additional information As of	31.12.00	31.12.99	31.12.98	from 31.12.99

Regulatory equity used (avg)	750	2	2
Headcount (full time equivalents)	1,132	923	366	23

1The 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies). 2Excludes dividend and interest income. 3All non-institutional revenues, including those booked in Institutional Asset Management, divided by average assets under management. 4Operating expenses/ operating income before credit loss expense. 5The amortization of goodwill and other intangible assets is excluded from this calculation.

2000

There were no significant financial events that affected this business unit in 1999 or 2000.

Key performance indicators

Assets under management decreased 3% from CHF 225 billion at 31 December 1999 to CHF 219 billion at year end 2000, largely a result of currency and market movements, partly offset by net new money of CHF 4.4 billion.

   The cost/income ratio before goodwill increased from 59% to 72% mainly as a result of the inclusion of Global Asset Management (GAM), but also reflecting spending on new business initiatives, chiefly targeted at marketing investment funds outside UBS’s own client base.
   The gross margin for the year, at 38 basis points, is significantly higher than the 24 basis points recorded in 1999, principally due to the contribution from GAM.

Results

Net profit for 2000 fell 15%, or CHF 17 million, to CHF 95 million in 2000, reflecting the additional costs of spending on new business initiatives, chiefly targeted at marketing investment funds outside UBS.

Operating income

Operating income increased CHF 382 million, or 141%, from CHF 270 million in 1999 to

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Business Group Performance
UBS Asset Management

CHF 652 million in 2000, primarily as a result of the GAM acquisition.

Operating expenses

Personnel expenses increased 329%, or CHF 191 million, from CHF 58 million in 1999 to CHF 249 million in 2000 due to the acquisition of GAM, and increased headcount for growth initiatives in the Investment Funds area. General and administrative expenses increased 111%, from CHF 93 million in 1999 to CHF 196 million in 2000, as a result of the acquisition of GAM and marketing and distribution initiatives in the Investment Funds area.
   Depreciation and amortization expense increased CHF 105 million, from CHF 7 million in 1999 to CHF 112 million in 2000, reflecting goodwill amortization following the acquisition of GAM.

Headcount

Headcount increased 23% from 923 at 31 December 1999 to 1,132 at 31 December 2000, primarily a result of an increase of staff to support distribution initiatives in the Investment Funds area.

1999

Operating income

Operating income increased CHF 75 million, or 38%, from CHF 195 million in 1998 to CHF 270 million in 1999. This was principally due to higher Investment Funds assets and the transfer from Private Banking of some client responsibility and related income. The acquisition of GAM did not significantly impact income or expenses in 1999.
   Assets under management increased 28%, or CHF 49 billion, to CHF 225 billion at 31 December 1999 from CHF 176 billion at 31 December 1998. CHF 24 billion of this increase was due to the acquisition of GAM in December 1999. The remainder was mainly due to positive investment performance.

Operating expenses

Personnel, general and administrative expenses increased CHF 27 million, or 22%, from CHF 124 million in 1998 to CHF 151 million in 1999. Headcount increased from 366 as of 31 December 1998 to 923 as of 31 December 1999, primarily as a result of the acquisition of GAM in December 1999. Excluding GAM, headcount increased by 69, as a result of efforts to build the Investment Funds business, including the launching of new funds and expansion of distribution efforts. Personnel expenses increased 16% from CHF 50 million in 1998 to CHF 58 million in 1999 in line with the increase in headcount. General and administrative expenses increased 26% to CHF 93 million in 1999 reflecting increased investment in international distribution and the costs of launching new funds, offset by synergies from the 1998 merger, including reduced fees for market data systems and the combination of fund valuation and management systems.
   Depreciation and amortization expense increased CHF 1 million, or 17%, from CHF 6 million in 1998 to CHF 7 million in 1999, as a result of changes in the holding structure of some of the business unit’s real estate funds.

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Business Group Performance
UBS Warburg

UBS Warburg

Business Group Reporting

CHF million, except where indicated					% change from
For the year ended	31.12.00		31.12.99 [1]	31.12.98 [1]	31.12.99

Income	19,779	[4]	13,241	7,691	49
Credit loss expense [2]	(247)		(333)	(510)	(26)

Total operating income	19,532		12,908	7,181	51

Personnel expenses	11,002		7,278	4,641	51
General and administrative expenses	3,501		2,680	2,625	31
Depreciation	731		659	549	11
Amortization of goodwill and other intangible assets	298	[4]	154	173	94

Total operating expenses	15,532		10,771	7,988	44

Business Group performance before tax	4,000		2,137	(807)	87

Additional information
Assets under management (CHF billion) [6]	827		36	27

Cost / income ratio (%) [7]	79		81	104
Cost / income ratio before goodwill (%) [7,8]	77		80	102

				% change from
As of	31.12.00	31.12.99	31.12.98	31.12.99

Regulatory equity used (avg)	24,900	10,679	13,779	133
Headcount (full time equivalents)	38,445	14,266	14,638	169

Business Group Reporting Adjusted for Significant Financial Events

CHF million, except where indicated						% change from
For the year ended	31.12.00		31.12.99 [1]		31.12.98 [1]	31.12.99

Income	19,779	[4]	13,041	[5]	7,691	52
Credit loss expense [2]	(247)		(333)		(510)	(26)

Total operating income	19,532		12,708		7,181	54

Personnel expenses	10,916	[3]	7,278		4,641	50
General and administrative expenses	3,408	[3]	2,680		2,625	27
Depreciation	652	[3]	659		549	(1)
Amortization of goodwill and other intangible assets	298	[4]	154		173	94

Total operating expenses	15,274		10,771		7,988	42

Business Group performance before tax	4,258		1,937		(807)	120

Additional information

Cost / income ratio (%) [7]	77		83		104
Cost / income ratio before goodwill (%) [7,8]	76		81		102

1 The 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies). 2 In management accounts, statistically derived adjusted expected loss rather than net IAS credit loss (expense) / recovery is reported in the business units (see Note 3a). 3 The year ended 31 December 2000 Personnel, General and administrative expenses and Depreciation were adjusted for the significant financial events in respect of the PaineWebber integration costs by CHF 86 million, CHF 93 million and CHF 79 million, respectively. 4 Goodwill funding costs of CHF 132 million and amortization of goodwill and other intangible assets of CHF 138 million in respect of the PaineWebber acquisition are included in UBS Warburg results but are not reflected in any of the individual business units. 5 Year ended 31 December 1999 has been adjusted for the Significant Financial Event of CHF 200 million for the sale of the international Global Trade Finance business. 6 US Private Clients’ Client Assets at 3 November 2000 were CHF 890 billion. 7 Operating expenses / operating income before credit loss expense. 8 The amortization of goodwill and other intangible assets is excluded from this calculation.

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Business Group Performance
UBS Warburg

Goodwill costs

UBS Warburg’s Business Group operating expenses include CHF 138 million amortization of goodwill and intangible assets and CHF 132 million of goodwill funding costs relating to the merger with PaineWebber which are recorded at the Business Group level, but are not allocated to the individual business units.
   In particular, the results of the US Private Clients business unit, which includes the former PaineWebber private client businesses, do not reflect goodwill amortization or funding costs relating to the merger.

Components of Operating Income

The Corporate and Institutional Clients unit generates operating income from

–	commissions on agency transactions and spreads or markups on principal transactions;

–	fees from debt and equity capital markets transactions, leveraged finance, and the structuring of derivatives and complex transactions;

–	mergers and acquisitions and other advisory fees;

–	interest income on principal transactions and from the loan portfolio; and

–	gains and losses on market making, proprietary, and arbitrage positions.

As a result, Corporate and Institutional Clients’ operating income is affected by movements in market conditions, interest rate swings, the level of trading activity in primary and secondary markets and the extent of merger and acquisition activity. These and other factors have had and may in the future have a significant impact on results of operations from year to year.

UBS Capital’s primary source of operating income is capital gains from the disposal or sale of its investments, which are recorded at the time of ultimate divestment. As a result, appreciation in fair market value is recognized as operating income only at the time of sale. The level of annual operating income from UBS Capital is directly affected by the level of investment disposals that take place during the year.
The private clients business units, US Private Clients and International Private Clients, principally derive their operating income from

–	fees for financial planning and wealth management services;
–	fees for discretionary services; and
–	transaction-related fees.

These fees are based on the market value of assets under management and the level of transaction-related activity. As a result, operating income is affected by such factors as fluctuations in assets under management, changes in market conditions, investment performance and inflows and outflows of client funds.

Review of
Business Group Performance
UBS Warburg

Corporate and Institutional Clients

Business Unit Reporting

CHF million, except where indicated						% change from
For the year ended	31.12.00		31.12.99 [1]		31.12.98 [1]	31.12.99

Corporate Finance	2,701		2,054		1,665	31
Equities	10,429		5,724		3,253	82
Fixed income	2,969		2,464		(267)	20
Treasury products	1,653		1,805		2,351	(8)
Non-core business	281		482	[2]	(96)	(42)

Income	18,033		12,529	[2]	6,906	44
Credit loss expense [3]	(243)		(330)		(500)	(26)

Total operating income	17,790		12,199		6,406	46

Personnel expenses	9,284	[4,5]	6,861		4,333	35
General and administrative expenses	2,779	[4]	2,429		2,483	14
Depreciation	555	[4]	629		535	(12)
Amortization of goodwill and other intangible assets	149		134		157	11

Total operating expenses	12,767		10,053		7,508	27

Business unit performance before tax	5,023		2,146		(1,102)	134

KPI’s
Compensation / income (%)	51		55		63

Cost / income ratio (%) [6]	71		80		109
Cost / income ratio before goodwill (%) [6,7]	70		79		106

Non-performing loans / Gross loans outstanding (%)	3.4		2.2		1.5
Average VaR (10-day 99%)	242		213		295 [8]

League table rankings [9]
For the year ended	31.12.00	31.12.99

Global Mergers and Acquisitions completed [10]
Rank	6	6
Market share	16.7	20.3
International Equity New Issues [11]
Rank	7	11
Market share	5.1	3.8
International Bonds [11]
Rank	5	5
Market share	7.9	8.0
Eurobonds [11]
Rank	1	1
Market share	8.8	8.7

Additional information				% change from
As of	31.12.00	31.12.99	31.12.98	31.12.99

Regulatory equity used (avg)	10,000	10,050	13,300	0
Headcount (full time equivalents)	15,262	12,694	13,794	20

1 The 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies). 2 Year ended 31 December 1999 income was adjusted for the Significant Financial Event of CHF 200 million related to the sale of the international Global Trade Finance business. 3 In management accounts, statistically derived adjusted expected loss rather than net IAS credit loss (expense) / recovery is reported in the business units (see Note 3a). 4 The year ended 31 December 2000 Personnel, General and administrative expenses and Depreciation were adjusted for the Significant Financial Events in respect of the PaineWebber integration by CHF 86 million, CHF 13 million and CHF 7 million, respectively. 5 The year ended 31 December 2000 Personnel expenses include CHF 11 million of the CHF 128 million retention payments in respect of the PaineWebber acquisition. 6 Operating expenses / operating income before credit loss expense. 7 The amortization of goodwill and other intangible assets is excluded from this calculation. 8 VaR average for 1998 is from the date of the UBS / SBC merger, 26 June 1998, until 31 December 1998. 9 The league table rankings reflect recent industry consolidation. 10 Source: Thomson Financial Securities data. 11 Source: Capital Data Bondware.

Review of
Business Group Performance
UBS Warburg

2000

The results for Corporate and Institutional Clients include the costs and revenues for November and December 2000 of the former PaineWebber capital markets businesses, which were integrated into this business unit from the completion of the merger on 3 November 2000.

  PaineWebber integration costs were treated as a significant financial event, and are not shown in the table. The amounts involved were: personnel expenses CHF 86 million, general and administrative expenses CHF 13 million and depreciation CHF 7 million.

In addition, a CHF 200 million gain on the sale of UBS’s international Global Trade Finance business in 1999 was treated as a significant financial event and is not reflected in the operating income shown in the table.

Key performance indicators

UBS Warburg measures its expense base primarily in terms of percentage of revenues, looking at both personnel costs and non-personnel costs on this basis.

  Continued strong revenue performance and active cost management led to a pre-goodwill cost/income ratio of 70%, from 79% in the previous year, representing the result of significant cost management efforts on both personnel and non-personnel expenses.
  Corporate and Institutional Clients’ ratio of personnel cost to income fell to 51% in 2000, from 55% last year. UBS Warburg continues to invest in top quality professionals to help expand its capabilities and client reach and aims to compensate its employees at similar levels to its global competitors.
  Changes in non-personnel costs are less directly related to changes in income than personnel costs.
  As a percentage of income, non-personnel costs decreased to 19% in 2000, from 25% in 1999. Improvements in overall cost management were offset by increased expenditure on technology and professional fees and the incremental costs of the PaineWebber capital markets business.
  The value of Corporate and Institutional Clients’ non-performing loans rose CHF 933 million, or 59%, from CHF 1,586 million at 31 December 1999 to CHF 2,519 million at 31 December 2000, reflecting the weaker credit environment in the US. At the same time, the gross loans outstanding rose from CHF 72,717 million at 31 December 1999 to CHF 74,253 million at 31 December 2000. As a result, the ratio of non-performing loans to total loans increased to 3.4% at the end of 2000 from 2.2% at the end of 1999. UBS Warburg does not believe that extensive lending is critical to the expansion of its client franchise and does not intend to engage in balance sheet led earnings growth.
  Market risk utilization, as measured by average Value at Risk, continued to remain well within the limit of CHF 450 million, although increasing from an average of CHF 213 million in 1999 to an average of CHF 242 million in 2000, reflecting the exceptional trading opportunities in the early part of 2000.

Results

UBS Warburg’s Corporate and Institutional Clients business unit delivered record financial results in 2000, with each quarter performing significantly above the levels in the comparable quarter of 1999. Pre-tax profit of CHF 5,023 million was more than double the CHF 2,146 million achieved in 1999, itself a good year.

Operating income

Corporate and Institutional Clients generated revenues of CHF 18,033 million in 2000, an increase of 44% over 1999.
  Equities revenues during 2000 were CHF 10,429 million, or 82% higher than 1999’s revenues of CHF 5,724 million reflecting the strength of UBS Warburg’s global client franchise and increased market share in significantly stronger secondary markets, and strong market-making and trading revenues. UBS Warburg’s secondary equity sales business continues to be ranked as one of the global leaders, and the leading non-US equities house.
  Fixed Income experienced an exceptionally strong 2000, driven by strong markets, significant principal finance activity and a strong government bond and derivatives business, contributing to overall revenues for the year 2000 of CHF 2,969 million, an improvement of 20%, or CHF 505 million over 1999’s revenues of CHF 2,464 million.

Review of
Business Group Performance
UBS Warburg

Operating Income Before Credit Loss Expense by Business Area

	For the year ended

CHF million	31.12.00	31.12.99	31.12.98

Equities	10,429	5,724	3,253
Fixed income	2,969	2,464	(267)
Corporate finance	2,701	2,054	1,665
Treasury products	1,653	1,805	2,351
Non-core business	281	482	(96)

Total	18,033	12,529	6,906

   Despite commoditization of products and the continuing pressure on margins across its businesses, the Treasury Products business area recorded a slight increase in underlying revenues, reflecting the recovery of euro trading as the currency strengthened, and a growing client franchise. The business area also increased market share through extensive use of e-channels to extend client reach. Revenues for 1999 included revenues relating to exchange-traded derivatives and alternative asset management, which were transferred to the Equities business area in 2000. Full year performance reflected this transfer, with revenues of CHF 1,653 million in 2000, down 8% on the previous year.

   Market conditions for mergers and acquisitions, advisory work and primary underwriting continued to be strong, driving Corporate Finance’s excellent performance. UBS Warburg’s corporate client franchise continued to develop, with strong performance in critical sectors in 2000, particularly Telecommunications and Consumer Goods. Productivity per head also increased in comparison to prior years. Overall, 2000 was a year of very strong growth in this area for UBS Warburg, with revenues of CHF 2,701 million, 31% ahead of 1999.
   The Corporate Finance business area within Corporate and Institutional Clients provides both advisory services and financing services. Financing services include both equity and fixed-income offerings undertaken in cooperation with the Equities and Fixed income business areas. Accordingly, a portion of operating income associated with these services is allocated to those areas.
   Non-core revenues in 2000, which include income from the work-out of the Global Equity Derivatives portfolio and the non-core loan portfolio (described below) fell 42% compared to 1999, to CHF 281 million.

Operating expenses

Corporate and Institutional Clients continues to carefully manage its cost base, with the pre-goodwill cost/income ratio remaining well below 1999 levels at 70%. Personnel expenses increased 35% from 1999, to CHF 9,284 million, reflecting increased headcount and growth in performance-related compensation in line with the excellent results. Personnel expenses include CHF 11 million of retention payments made to former PaineWebber staff.

   General and administrative expenses increased 14% compared to 1999, as a result of increased expenditure on technology outsourcing, professional fees and the incremental costs of the PaineWebber capital markets business.
   Overall costs grew at a significantly slower rate than revenues, delivering continued strong pre-tax profit growth.

Headcount

Corporate and Institutional Clients headcount rose 20% during the year, to 15,262, mainly due to business growth in the Corporate Finance and Equities areas, including the impact of the integration of 1,628 staff from the PaineWebber capital markets businesses.

Review of
Business Group Performance
UBS Warburg

1999

In October and November 1998, UBS’s Board of Directors mandated and undertook a review of UBS’s risk profile and risk management as well as UBS’s control processes and procedures. The review placed particular emphasis on the Fixed Income business area, which had experienced losses on credit exposures in certain emerging market assets. Each of the business areas selected for review was assessed as to whether it supported the UBS and UBS Warburg franchises and, if so, whether the expected return as compared to the estimated risk justified a continuation of the business. Corporate and Institutional Clients used the review to define its core and non-core business areas, and decided to wind down over time the identified non-core businesses.

   The businesses identified as non-core in late 1998 were

–	Lease Finance;
–	Commodities Trading (energy, base metals, electricity);
–	Non-structured Asset-Backed Finance;
–	Distressed Debt Trading;
–	Global Trade Finance, with the exception of the Swiss Corporate business;
–	Conduit Finance;
–	Non-core loans – loans and commitments that are not part of UBS’s tradeable asset portfolio, that are not issued in conjunction with UBS’s Leveraged Finance business or that are credit exposures UBS wishes to reduce; and
–	Project Finance.
   The identified non-core businesses are being wound down over time and will be disposed of as appropriate. While UBS considers all of its non-core businesses to be held for sale (including those listed above), none of these businesses constitutes a segment to be treated as a discontinued operation, as defined by U.S. GAAP. Businesses designated as non-core businesses remain consolidated for purposes of both IAS and U.S. GAAP unless and until such businesses are actually sold or otherwise disposed of. Most of UBS’s international Global Trade Finance business was sold during the first quarter of 1999 and its Conduit Finance business was sold during the third quarter of 1999. UBS’s non-core loan portfolio decreased approximately CHF 65 billion, or 61%, from approximately CHF 106 billion as of 31 December 1998 to CHF 41 billion as of 31 December 1999.
   Negotiations for the sale of the Project Finance portfolio and residual Global Trade Finance positions were completed in December 1999 for proceeds approximating their carrying values. As a result, no material losses were realized. Certain aspects of UBS’s Global Equities Derivatives portfolio previously identified at the time of the 1998 merger as inconsistent with UBS’s risk profile were also designated as a non-core business during late 1998 in order to segregate this activity from the rest of its Equities business. UBS accrued CHF 154 million as a restructuring reserve for this portion of the portfolio.

Operating income

In 1999, Corporate and Institutional Clients’ operating income before credit loss expense from core businesses amounted to CHF 12,047 million and its operating income before credit loss expense from non-core businesses was CHF 482 million.
   Operating income from Equities increased CHF 2,471 million, or 76%, from CHF 3,253 million in 1998 to CHF 5,724 million in 1999. This increase was primarily due to continued strong growth throughout 1999 compared to weaker results and losses in 1998 that did not recur. Equities performed well during the six months ended 30 June 1998, but experienced a more difficult trading environment in the second half of 1998 as a result of higher volatility levels in equity markets. In 1999, Equities performed strongly in all major markets. Continuing strong secondary cash and derivatives business with institutional and corporate clients contributed significantly to the positive results.
   Operating income from Fixed income increased CHF 2,731 million from CHF (267) million in 1998 to CHF 2,464 million in 1999. The improvement in Fixed income largely reflected particularly strong performance in swaps and options and investment grade corporate debt products during 1999. Strong client flows drove both investor and issuer activities, resulting in increased revenues. Weaker than expected results in Fixed income in 1998 were due primarily to signifi-

Review of
Business Group Performance
UBS Warburg

cant losses in the Group’s emerging market portfolio, which were largely attributable to Corporate and Institutional Clients and a write-down of CHF 793 million in the business unit’s Long Term Capital Management trading position.
   Operating income from Corporate Finance increased CHF 389 million, or 23%, from CHF 1,665 million in 1998 to CHF 2,054 million in 1999. Strong performance in mergers and acquisitions in 1999, resulting in higher advisory fees, and contributions from UBS’s Equity and Debt Capital Management Groups were the primary drivers of the increase.
   Operating income from Treasury Products decreased CHF 546 million, or 23%, from CHF 2,351 million in 1998 to CHF 1,805 million in 1999. Foreign exchange trading, while continuing to be profitable, was adversely affected by diminished volumes in key markets in 1999. The reduced levels of activity resulted from the introduction of the euro and narrowing margins from increased competition in the global markets. Corporate and Institutional Clients’ precious metals business was adversely impacted by the dramatic volatility in the gold market in the fourth quarter of 1999.
   Operating income from the non-core businesses identified above increased CHF 578 million, from CHF (96) million in 1998 to CHF 482 million in 1999. In 1998, Equities recognized losses of CHF 762 million from the Global Equity Derivatives portfolio, as compared to 1999, during which this portfolio generated CHF 74 million in positive revenues. The losses recognized in 1998 were partially offset by CHF 498 million in revenues generated by Global Trade Finance. In 1999, the Global Trade Finance business was sold for a CHF 200 gain after generating approximately CHF 160 million in revenues in 1999.
   Credit loss expense decreased CHF 170 million, or 34%, from CHF 500 million in 1998 to CHF 330 million in 1999. This reflected a decrease in Expected Losses due primarily to the continued wind-down of the non-core loan portfolio and the sale of the international Global Trade Finance business in mid-1999. The section entitled “UBS Switzerland – Private and Corporate Clients” includes a discussion of the impact of the transfer of UBS’s Swiss Global Trade Finance business to Private and Corporate Clients. The non-core loan portfolio will continue to be wound-down.

Operating expenses

Personnel, general and administrative expenses increased CHF 2,474 million, or 36%, from CHF 6,816 million in 1998 to CHF 9,290 million in 1999. Despite a reduction in headcount of 1,100, or 8%, from 13,794 at 31 December 1998 to 12,694 at 31 December 1999, personnel expenses increased CHF 2,528 million, or 58%, to CHF 6,861 in 1999, due primarily to performance-related compensation tied directly to the strong business unit results for the year. In addition, in 1998, CHF 1,007 million of accrued payments to personnel was charged against the restructuring reserve relating to the 1998 merger of Union Bank of Switzerland and Swiss Bank Corporation. The shortfall in profits in 1998 was aggravated by losses associated with Long Term Capital Management and the Global Equity Derivatives portfolio. After adjusting 1998 for the amount charged to the restructuring reserve, personnel expenses in 1999 increased 28% against the comparative prior period.
   General and administrative expenses remained relatively flat from 1998 to 1999.
   Depreciation and amortization increased CHF 71 million, or 10%, from CHF 692 million in 1998 to CHF 763 million in 1999, primarily reflecting accelerated amortization of the goodwill on a Latin-American subsidiary.

Review of
Business Group Performance
UBS Warburg

UBS Capital

Business Unit Reporting

CHF million, except where indicated				% change from
For the year ended	31.12.00	31.12.99[1]	31.12.98[1]	31.12.99

Income	368	315	585	17
Credit loss expense	0	0	0

Total operating income	368	315	585	17

Personnel expenses	142	105	121	35
General and administrative expenses	49	46	35	7
Depreciation	2	2	0	0
Amortization of goodwill and other intangible assets	2	5	1	(60)

Total operating expenses	195	158	157	23

Business unit performance before tax	173	157	428	10

KPI’s

Value creation (CHF billion)	0.6	0.6	0.8

				% change from
As of	31.12.00	31.12.99	31.12.98	31.12.99

Portfolio book value (CHF billion)	5.5	3.0	1.8	83

Additional information

Regulatory equity used (avg)	600	340	250	76
Headcount (full time equivalents)	129	116	122	11

1 The 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies).

2000

There were no significant financial events that affected this business unit in 1999 or 2000.

Key performance indicators

The book value of UBS Capital’s private equity investments has grown from CHF 3.0 billion at the end of 1999 to CHF 5.5 billion at 31 December 2000. New investments of CHF 2.1 billion were made during the full year, including new shareholdings across a diverse range of sectors. In addition, CHF 0.8 billion of investments made by PaineWebber were added to UBS Capital’s private equity portfolio in December 2000. The portfolio value was reduced by certain write-downs in investments in second and fourth quarters 2000.

   UBS Capital accounts for its private equity investments at cost less permanent impairments, showing only realized gains or losses in the profit and loss statement. The portfolio review and valuation at 31 December 2000 resulted in an approximate current fair value of CHF 6.9 billion, compared to CHF 4.2 billion at 31 December 1999. This equates to unrealized gains of approximately CHF 1.3 billion, compared to CHF 1.2 billion at year-end 1999. The value creation during the year 2000, including realized gains since 1 January 2000, and the increase in the portfolio’s unrealized gains, is approximately CHF 0.6 billion.

Results

In 2000, net profit was CHF 173 million, up CHF 16 million or 10% from CHF 157 million in 1999.

Review of
Business Group Performance
UBS Warburg

Operating income

Operating income increased 17% to CHF 368 million in 2000, from CHF 315 million in 1999. This reflects the realized gains from sales of investments in the year, partially offset by write-downs of the value of several under-performing companies in different sectors of the portfolio.

Operating expenses

Personnel, general and administrative expenses were CHF 191 million in 2000, an increase from the previous year of CHF 40 million, or 26%, driven mainly by bonus expenses. Bonuses are accrued when an investment is successfully exited, so personnel expenses move in line with divestments.

1999

Operating income

Operating income decreased CHF 270 million, or 46%, from CHF 585 million in 1998 to CHF 315 million in 1999. This reflects a decrease in realized gains resulting from a reduced number of sales of investments in 1999 as compared to 1998.

Operating expenses

Personnel, general and administrative expenses decreased slightly by CHF 5 million, or 3%, from CHF 156 million in 1998 to CHF 151 million 1999. These expenses remained stable despite the business unit’s expansion into new regions and sectors, the recruitment of new professionals, the high level of investment activity during 1999 and the associated investment costs. As part of the restructuring related to the 1998 merger, one team from UBS Capital moved to Corporate and Institutional Clients unit effective 1 January 1999. This resulted in a lower headcount during most of 1999 when compared to 1998, and therefore personnel costs decreased 13% from CHF 121 million in 1998 to CHF 105 million in 1999. General and administrative expenses increased CHF 11 million, or 31%, to CHF 46 million in 1999 mainly due to deal-related expenses.
   UBS Capital made approximately CHF 1.4 billion of new investments and add-ons during 1999.

Review of
Business Group Performance
UBS Warburg

US Private Clients

Business Unit Reporting

CHF million, except where indicated
For the year ended	31.12.00[1]

Income	1,225
Credit loss expense	0

Total operating income	1,225

Personnel expenses[2]	955
General and administrative expenses	258
Depreciation	30
Amortization of goodwill and other intangible assets	1

Total operating expenses	1,244

Business unit performance before tax	(19)

KPI’s
Client assets (CHF billion)[3]	794

Net new money (CHF billion)[4]	8.3
Gross AuM margin (bps)	86

Cost/income ratio (%)[5]	102
Cost/income ratio before goodwill (%)[5,6]	101
Cost/income ratio before goodwill and retention payments (%)[5,6]	92

Recurring fees[7]	430
Financial advisors (full time equivalents)	8,871

Additional information
As of	31.12.00

Regulatory equity used (avg)	2,450
Headcount (full time equivalents)	21,490

1 The US Private Clients results cover the period from the date of acquisition of PaineWebber, 3 November 2000. 2 Includes CHF 117 million of the CHF 128 million retention payments in respect of the PaineWebber acquisition. 3 Corresponds to UBS’s current definition of Assets under management. Client assets at 3 November 2000 were CHF 890 billion. 4 Excludes interest and dividend income. 5 Operating expenses/ operating income before credit loss expense. 6 The amortization of goodwill and other intangible assets is excluded from this calculation. 7 Asset based and advisory revenues including fees from mutual funds, wrap fee products, insurance products and institutional asset management products.

The merger between UBS and PaineWebber was completed on 3 November 2000 and was accounted for using purchase accounting. Accordingly, the results shown for US Private Clients are for the period from that date until 31 December 2000. Results for prior periods are not shown.

   The business unit represents the former PaineWebber businesses, excluding the PaineWebber capital markets business transferred to the Corporate and Institutional Clients business unit. Although the US businesses of the former UBS Warburg Private Clients business unit were integrated into PaineWebber’s management structure soon after completion of the merger, their results are still included in the International Private Clients unit for 2000.

Review of
Business Group Performance
UBS Warburg

2000

There were no significant financial events that affected this business unit in 2000.

Key performance indicators

At the end of the fourth quarter 2000, US Private Clients had CHF 794 billion of client assets. This represents a fall of CHF 96 billion from the level at completion of the merger on 3 November 2000, reflecting the decline in equity markets, particularly in the US, and the effect of the fall of the US dollar against the Swiss franc.
   PaineWebber’s asset gathering continues successfully, with net new money flows averaging CHF 202.3 million (USD 119.0 million) per day in November and December 2000, comparing very favorably to the average rate for the third quarter of CHF 172.5 million (USD 103.3 million) per day, despite the effects of the holiday season.

Results

US Private Clients recorded a net loss for November and December 2000 of CHF 19 million. Adjusting for the effect of retention payments of CHF 117 million, this represents a pre-tax operating profit of CHF 98 million for the two months.

   PaineWebber’s strong asset gathering performance during November and December was in contrast to the seasonal slow down in transactional business, compounded this year by the delay in the results of the US Presidential election, which had a negative effect on client confidence and investment activity. As a result, net profit per month was about 39% lower than the rate in PaineWebber’s individual client segment in third quarter 2000, after adjusting for the benefit of PaineWebber’s invested equity. (Within UBS’s management accounts, the net benefit of invested equity is reflected in Corporate Center.)

Operating income

Total revenues for November and December were CHF 1,225 million, including approximately CHF 430 million of recurring fee revenue. This represents an overall decline of 2% from the run-rate recorded in PaineWebber’s individual client business in the third quarter, reflecting the effects of the seasonal slow-down.

Operating expenses

Total expenses for November and December were CHF 1,244 million. Personnel expenses were CHF 955 million, including CHF 117 million of retention payments for PaineWebber staff. Excluding these payments, overall expenses rose slightly from prior levels, reflecting investments in the development of wrap fee products and the new Corporate Employee Financial Services business.

Headcount

Total headcount at 31 December 2000 was 21,490, including 8,871 financial advisors, up from 8,688 financial advisors at 30 September 2000.

Review of
Business Group Performance
UBS Warburg

International Private Clients

Business Unit Reporting

CHF million, except where indicated				% change from
For the year ended	31.12.00	31.12.99[1]	31.12.98[1]	31.12.99

Income	286	197	200	45
Credit loss expense[2]	(4)	(3)	(10)	33

Total operating income	282	194	190	45

Personnel expenses	385	294	187	31
General and administrative expenses	188	187	107	1
Depreciation	30	25	14	20
Amortization of goodwill and other intangible assets	7	15	15	(53)

Total operating expenses	610	521	323	17

Business unit performance before tax	(328)	(327)	(133)	0

KPI’s
Assets under management (CHF billion)	33	36	27	(8)
Net new money (CHF billion)[3]	10.4	3.6
Gross AuM margin (bps)	75	67		12

Additional information				% change from
As of	31.12.00	31.12.99	31.12.98	31.12.99

Regulatory equity used (avg)	350	289	229	21
Headcount (full time equivalents)	1,154	1,386	722	(17)

1 The 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies). 2 In management accounts, statistically derived adjusted expected loss rather than net IAS credit loss (expense) / recovery is reported in the business units (see Note 3a). 3 Excludes interest and dividend income.

2000

There were no significant financial events that affected this business unit in 1999 or 2000.

Key performance indicators

Assets under management decreased from CHF 36 billion at the end of 1999 to CHF 33 billion at 31 December 2000, reflecting poor performance in world equity markets during the year, particularly in the technology sector.

   Net new money of CHF 10.4 billion and the increase in the gross margin from 67 bps in 1999 to 75 bps in 2000 reflect the successful efforts to build International Private Clients client franchise.

Results

Operating income

Operating income increased CHF 88 million, or 45%, from CHF 194 million in 1999 to CHF 282 million in 2000. Revenues have increased as average assets under management have grown, a wider range of products and services has been offered to clients and new staff and offices have built their client franchises. International Private Clients’ businesses are generally in a relatively early stage of development and its client relationships will continue to build towards their full revenue potential.

Operating expenses

Operating expenses increased 17%, or CHF 89 million, from CHF 521 million in 1999 to CHF 610 million in 2000, mainly due to the expansion of offices early in 2000. This total included restructuring costs of CHF 93 million related to integration of the International Private Clients businesses into UBS Warburg in February 2000.
   Excluding this restructuring charge, expenses fell 1% compared to 1999.

Review of
Business Group Performance
UBS Warburg

Headcount

Headcount fell from 1,386 to 1,154, as a result of the restructuring undertaken in 2000, matching staffing levels more exactly to market opportunities.

1999

Operating income

Results for the year ended 31 December 1998 were driven by a business that consisted primarily of the private banking operations of Schroder Munchmeyer Hengst, a German private bank acquired by the former Union Bank of Switzerland in August 1997, domestic private banking activities in Australia, and limited onshore private banking activities conducted in the United States and Italy, established by the former Union Bank of Switzerland.
  Operating income increased CHF 4 million, or 2%, from CHF 190 million in 1998 to CHF 194 million in 1999.
  Assets under management increased during 1999 by CHF 9 billion, or 33%.

Operating expenses

Operating expenses increased 61%, or CHF 198 million, to CHF 521 million in 1999 from CHF 323 million in 1998, as a result of expansion in front-line and support staff, office locations, and infrastructure related investments.
  Personnel, general and administrative expenses increased CHF 187 million, or 64%, from CHF 294 million in 1998 to CHF 481 million in 1999. Personnel costs increased 57%, or CHF 107 million, to CHF 294 million in 1999 due to an increase in headcount of 664, or 92%, from 722 at 31 December 1998 to 1,386 at 31 December 1999. General and administrative expenses increased CHF 80 million, or 75%, from 1998 to CHF 187 million in 1999, due to increases in information technology, property and other infrastructure costs to support the new offices and increased headcount.

Review of
Business Group Performance
UBS Warburg

e-services

Business Unit Reporting

CHF million, except where indicated			% change from
For the year ended	31.12.00	31.12.99	31.12.99

Income	(1)	0
Credit loss expense	0	0

Total operating income	(1)	0

Personnel expenses	150	18	733
General and administrative expenses	134 [1]	18	644
Depreciation	35 [1]	3
Amortization of goodwill and other intangible assets	1	0

Total operating expenses	320	39	721

Business unit performance before tax	(321)	(39)	(723)

Additional Information			% change from
As of	31.12.00	31.12.99	31.12.99

Headcount (full time equivalents)	410	70	486

1 The year ended 31 December 2000 General and administrative expenses and Depreciation were adjusted for Significant Financial Events in respect of the PaineWebber integration by CHF 80 million and CHF 72 million, respectively.

2000

UBS Group established the e-services project in the third quarter of 1999. Following the merger with PaineWebber, the e-services strategy was re-assessed and focus shifted to more upscale clients than those originally targeted.

   The multi-currency and multi-entity core banking systems developed by the e-services initiative will be integrated into the core of UBS’s new wealth management strategy in Europe.
   Those parts of the infrastructure that were relevant to the mass affluent market, such as telephone call-centers, have been closed and the investment in them has been written off. This has resulted in a charge of CHF 80 million to General and administrative expenses. In addition, capitalized software costs relating to parts of the systems which will not now be used have been written off, resulting in a CHF 72 million charge to depreciation. These two amounts form part of the PaineWebber integration costs, treated as a significant financial event, and as a result these costs do not appear in the adjusted business unit results above.

Operating expenses

Operating expenses were CHF 320 million in 2000, mainly related to infrastructure-related investments in core technologies. Personnel expenses were CHF 150 million in 2000 and CHF 18 million in 1999. General and administrative expenses were CHF 134 million in 2000 and CHF 18 million in 1999.
   These increases were primarily the result of the establishment of operations infrastructure, the installation and testing of systems platforms, and the testing of marketing concepts.
   As explained above, the restructuring costs associated with the end of the e-services initiative were treated as a significant financial event and are therefore not included in these figures.

Review of
Business Group Performance
Corporate Center

Corporate Center

Business Group Reporting

CHF million, except where indicated				% change from
For the year ended	31.12.00	31.12.99[2]	31.12.98[2]	31.12.99

Income	358	2,010	191	(82)
Credit loss recovery[3]	1,161	448	745	159

Total operating income	1,519	2,458	936	(38)

Personnel expenses	522	92	212	467
General and administrative expenses	431	839	1,656	(49)
Depreciation	320	366	128	(13)
Amortization of goodwill and other intangible assets	44	50	87	(12)

Total operating expenses	1,317	1,347	2,083	(2)

Business Group performance before tax	202	1,111	(1,147)	(82)

Additional Information				% change from
As of	31.12.00	31.12.99	31.12.98	31.12.99

Regulatory equity used (avg)	8,450	7,850	6,350	8
Headcount (full time equivalents)	986	862	921	14

Business Group Reporting Adjusted for Significant Financial Events1

CHF million, except where indicated				% change from
For the year ended	31.12.00	31.12.99[2]	31.12.98[2]	31.12.99

Income	358	372	191	(4)
Credit loss recovery[3]	1,161	448	745	159

Total operating income	1,519	820	936	85

Personnel expenses	490	548	212	(11)
General and administrative expenses	281	385	1,656	(27)
Depreciation	320	366	128	(13)
Amortization of goodwill and other intangible assets	44	50	87	(12)

Total operating expenses	1,135	1,349	2,083	(16)

Business Group performance before tax	384	(529)	(1,147)

1 Figures have been adjusted for the significant financial events. Year ended 31 December 1999 income has been adjusted for the CHF 38 million income from the Long Term Capital Management (LTCM) fund, CHF 1,490 million for the sale of our 25% stake in Swiss Life / Rentenanstalt and CHF 110 million for the sale of Julius Baer registered shares. Year ended 31 December 2000 Personnel expenses were adjusted for the PaineWebber integration costs of CHF 32 million. Year ended 31 December 2000 General and administrative expenses have been adjusted for the net additional CHF 150 million provision relating to the US Global Settlement. Year ended 31 December 1999 Personnel expenses have been adjusted for CHF 456 million for the Pension Fund Accounting Credit. Year ended 31 December 1999 General and administrative expenses have been adjusted for CHF 300 million for the UBS/ SBC Restructuring Provision and CHF 154 million for the increase in the provision for the US Global Settlement. 2 The 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies). 3 In management accounts, statistically derived adjusted expected loss rather than net IAS credit loss (expense) / recovery is reported in the business units (see Note 3a).

Review of
Business Group Performance
Corporate Center

2000

Significant financial events booked in Corporate Center in 1999 and 2000 were:

–	Personnel expenses of CHF 32 million relating to the integration of PaineWebber into UBS in 2000.
–	Operating income of CHF 1,490 million from the sale of UBS’s 25% stake in Swiss Life/ Rentenanstalt, CHF 110 million from the sale of Julius Baer registered shares, and CHF 38 million from UBS’s residual holding in Long Term Capital Management L.P., all in 1999.
–	A credit to Personnel expenses in 1999 of CHF 456 million in connection with excess pension fund employer pre-payments.
–	Costs of CHF 154 million in 1999 and CHF 150 million in 2000 in General and administrative expenses in connection with the US Global Settlement of World War II related claims.
–	Costs of CHF 300 million in General and administrative expenses in respect of an additional restructuring charge relating to the 1998 merger between UBS and SBC.

Results

Operating income

Adjusted for significant financial events, operating income before credit loss expense decreased CHF 14 million, or 4%, from CHF 372 million in 1999 to CHF 358 million in 2000. Gains and losses attributable to Corporate Center arise from funding, capital and balance sheet management, the management of corporate real estate and the management of foreign currency activities.
   Credit loss expense in Corporate Center reconciles the difference between management accounting and financial accounting, that is between the adjusted statistically calculated expected losses charged to the business units and the actual credit loss expense recognized in the Group financial accounts. The Swiss economy has been strong in 2000, leading to credit loss expenses below the statistically calculated expected level, and to a net write back of credit loss provisions of CHF 695 million, resulting in a credit of CHF 130 million at the Group level. Corporate Center’s credit loss expense of CHF 1,161 million reflects the balancing item between this amount and the CHF 1,031 million Expected Loss charged to the business units.

Operating expenses

Operating expenses decreased from CHF 1,349 million to CHF 1,135 million.

Headcount

Headcount in Corporate Center increased 124 during the year, reflecting the addition of staff from PaineWebber, and expansion in our Corporate Language Services subsidiary.

1999

Operating income

Operating income before credit loss expense increased CHF 1,819 million, or 952%, from CHF 191 million in 1998 to CHF 2,010 million in 1999, primarily due to the following:

–	Gains on the divestments of UBS’s 25% interest in Swiss Life/ Rentenanstalt of CHF 1,490 million and of UBS’s interest in Julius Baer registered shares of CHF 110 million included in 1999.
–	Approximately CHF 380 million due to the consolidation of Klinik Hirslanden AG for the first time in 1999.
–	The negative impact on 1998 operating income due to the loss of CHF 367 million from Long Term Capital Management.
   In addition, revenues attributable to Corporate Center arise from funding, capital and balance sheet management, and the management of foreign currency earnings activities undertaken by Group Treasury.

Operating expenses

Personnel, general and administrative expenses decreased CHF 937 million, or 50%,

Review of
Business Group Performance
Corporate Center

from CHF 1,868 million in 1998 to CHF 931 million in 1999.
   Personnel costs decreased 57% to CHF 92 million in 1999 from CHF 212 million in 1998, primarily as a result of the recognition in 1999 of pre-paid employer pension contributions of CHF 456 million. This represents the difference between previously recorded and actuarially determined pension expenses and was recognized in 1999 after the resolution of certain legal and regulatory issues. Excluding the recognition of this benefit, personnel expenses increased from 1998 to 1999 despite a slight decrease in headcount from 921 in 1998 to 862 in 1999. This increase year-on-year is largely attributable to the consolidation of Klinik Hirslanden AG for the first time in 1999.
   General and administrative expenses decreased CHF 817 million, or 49%, to CHF 839 million in 1999 from CHF 1,656 million in 1998, primarily as a result of a charge of CHF 842 million for the US global settlement of World War II-related claims in 1998. In addition, the following items were included in general and administrative expenses for 1999:

–	An additional charge of CHF 154 million related to the settlement of World War II-related claims in the United States.
–	An additional pre-tax restructuring charge of CHF 300 million in respect of the 1998 merger.
–	Expenses of Klinik Hirslanden AG as a result of the consolidation of this entity for the first time in 1999.
   In addition, total operating expenses in Corporate Center were reduced from 1998 to 1999 mainly due to a further refinement of service level agreements with the Business Groups.
   Depreciation and amortization increased CHF 201 million, or 93%, from CHF 215 million in 1998 to CHF 416 million in 1999, principally as a result of a reclassification of certain items which appeared in General and administrative expenses in 1998.

UBS Group

Financial Statements

UBS Group Financial Statements

Financial Statements

Financial Statements		58
UBS Group Income Statement		58
UBS Group Balance Sheet		59
UBS Group Statement of Changes in Equity		60
UBS Group Statement of Cash Flows		61

Notes to the Financial Statements		63
1	Summary of Significant Accounting Policies	63
2	Acquisition of PaineWebber Group, Inc.	69
3a	Segment Reporting by Business Group	70
3b	Segment Reporting by Geographic Location	73

Income Statement		74
4	Net Interest Income	74
5	Net Fee and Commission Income	74
6	Net Trading Income	75
7	Net Gains from Disposal of Associates and Subsidiaries	75
8	Other Income	76
9	Operating Expenses	76
10	Earnings per Share	77

Balance Sheet: Assets		78
11	Money Market Paper	78
12a	Due from Banks and Loans to Customers	78
12b	Allowance and Provision for Credit Losses	79
12c	Impaired Loans	79
12d	Non-Performing Loans	80
13	Securities Borrowing, Securities Lending, Repurchase, Reverse Repurchase and Other Collateralized Transactions	81
14	Trading Portfolio	82
15	Financial Investments	83
16	Investments in Associates	83
17	Property and Equipment	84
18	Goodwill and other Intangible Assets	84
19	Other Assets	85

UBS Group Financial Statements

Balance Sheet: Liabilities		86
20	Due to Banks and Customers	86
21	Long-Term Debt	86
22	Other Liabilities	93
23	Provisions, including Restructuring Provision	93
24	Income Taxes	95
25	Minority Interests	96
26	Derivative Instruments	97

Off-Balance Sheet and other Information		102
27	Pledged Assets	102
28	Fiduciary Transactions	102
29	Commitments and Contingent Liabilities	103
30	Operating Lease Commitments	104
31	Litigation	104
32	Financial Instruments Risk Position	105
	a) Interest Rate Risk	105
	b) Credit Risk	107
	(b)(i) On-balance sheet assets	107
	(b)(ii) Off-balance sheet financial instruments	108
	(b)(iii) Credit risk mitigation techniques	108
	c) Currency Risk	109
	d) Liquidity Risk	110
	e) Capital Adequacy	111
33	Fair Value of Financial Instruments	112
34	Retirement Benefit Plans and other Employee Benefits	115
35	Equity Participation Plans	119
36	Related Parties	122
37	Post-Balance Sheet Events	122
38	Significant Subsidiaries and Associates	123
39	Significant Currency Translation Rates	126
40	Swiss Banking Law Requirements	126
41	Reconciliation to U.S. GAAP	128
42	Additional U.S. GAAP Disclosures	141

Selected Financial Data		143

Report of the Group Auditors		144

UBS Group Financial Statements
Financial Statements

Financial Statements

UBS Group Income Statement

CHF million, except where indicated					% change from
For the year ended	Note	31.12.00	31.12.99[1]	31.12.98[1]	31.12.99

Operating income
Interest income	4	51,745	35,604	37,442	45
Interest expense	4	(43,615)	(29,695)	(32,424)	47

Net interest income		8,130	5,909	5,018	38
Credit loss recovery / (expense)		130	(956)	(951)

Net interest income after credit loss recovery / (expense)		8,260	4,953	4,067	67

Net fee and commission income	5	16,703	12,607	12,626	32
Net trading income	6	9,953	7,719	3,313	29
Net gains from disposal of associates and subsidiaries	7	83	1,821	1,119	(95)
Other income	8	1,403	1,325	1,122	6

Total operating income		36,402	28,425	22,247	28

Operating expenses Personnel	9	17,163	12,577	9,816	36
General and administrative	9	6,765	6,098	6,735	11
Depreciation and amortization	9	2,275	1,857	1,825	23

Total operating expenses		26,203	20,532	18,376	28

Operating profit before tax and minority interests		10,199	7,893	3,871	29

Tax expense	24	2,320	1,686	904	38

Net profit before minority interests		7,879	6,207	2,967	27

Minority interests	25	(87)	(54)	5	61

Net profit		7,792	6,153	2,972	27

Basic earnings per share (CHF) [3]	10	19.33	15.20	7.33	27
Basic earnings per share before goodwill (CHF) [2,3]	10	20.99	16.04	8.18	31
Diluted earnings per share (CHF) [3]	10	19.04	15.07	7.20	26
Diluted earnings per share before goodwill (CHF) [2,3]	10	20.67	15.90	8.03	30

1 The 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies). 2 The amortization of goodwill and other intangible assets is excluded from this calculation. 3 1999 and 1998 share figures are restated for the two-for-one share split, effective 8 May 2000.

UBS Group Financial Statements
Financial Statements

UBS Group Balance Sheet

				% change from
CHF million	Note	31.12.00	31.12.99[1]	31.12.99

Assets
Cash and balances with central banks		2,979	5,073	(41)
Money market paper	11	66,454	69,717	(5)
Due from banks	12	29,147	29,907	(3)
Cash collateral on securities borrowed	13	177,857	113,162	57
Reverse repurchase agreements	13	193,801	132,391	46
Trading portfolio assets	14	253,296	211,932	20
Positive replacement values	26	57,875	62,957	(8)
Loans, net of allowance for credit losses	12	244,842	234,858	4
Financial investments	15	16,405	7,039	133
Accrued income and prepaid expenses		7,062	5,167	37
Investments in associates	16	880	1,102	(20)
Property and equipment	17	8,910	8,701	2
Goodwill and other intangible assets	18	19,537	3,543	451
Other assets	19	8,507	11,007	(23)

Total assets		1,087,552	896,556	21

Total subordinated assets		475	600	(21)

Liabilities
Money market paper issued		74,780	64,655	16
Due to banks	20	82,240	76,365	8
Cash collateral on securities lent	13	23,418	12,832	82
Repurchase agreements	13	295,513	196,914	50
Trading portfolio liabilities	14	82,632	54,638	51
Negative replacement values	26	75,923	95,786	(21)
Due to customers	20	310,679	279,960	11
Accrued expenses and deferred income		21,038	12,040	75
Long-term debt	21	54,855	56,332	(3)
Other liabilities	22, 23, 24	18,756	15,992	17

Total liabilities		1,039,834	865,514	20

Minority interests	25	2,885	434	565

Shareholders’ equity
Share capital		4,444	4,309	3
Share premium account		20,885	14,437	45
Foreign currency translation		(687)	(442)	(55)
Retained earnings		24,191	20,327	19
Treasury shares		(4,000)	(8,023)	(50)

Total shareholders’ equity		44,833	30,608	46

Total liabilities, minority interests and shareholders’ equity		1,087,552	896,556	21

Total subordinated liabilities		14,508	14,801	(2)

1 The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies).

UBS Group Financial Statements
Financial Statements

[1]	The 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies).
[2]	Comprising 444,379,729 ordinary shares as of 31 December 2000, 430,893,162 ordinary shares as of 31 December 1999 and 429,952,612 ordinary shares as of 31 December 1998, at CHF 10 each, fully paid.
[3]	In prior periods, a portion of income on own equity derivative contract activity was included in Premium / (discount) on treasury shares issued and treasury share contract activity. This amount is now included in Net premium / (discount) on treasury share and own equity derivative activity for all periods.
[4]	In January 2001, all remaining shares borrowed to complete the acquisition of PaineWebber were settled resulting in a net CHF 103 million decrease in share premium.
[5]	Includes interim dividend paid in respect of the period from 1 January 2000 to 30 September 2000 of CHF 1,764 million.
[6]	The Board of Directors is proposing to repay CHF 1.60 of the par value of each CHF 10.00 share, instead of distributing a final dividend in respect of the period from 1 October 2000 to 31 December 2000.
[7]	Comprising 18,421,783 ordinary shares as of 31 December 2000, 36,873,714 ordinary shares as of 31 December 1999 and 24,456,698 ordinary shares as of 31 December 1998.
[8]	Includes shares issued for employee option plans.

UBS Group Statement of Changes in Equity

CHF million
For the year ended	31.12.00	31.12.99 [1]	31.12.98 [1]

Issued and paid up share capital
Balance at the beginning of the year	4,309	4,300	4,296
Issue of share capital	135	9	4

Balance at the end of the year [2]	4,444	4,309	4,300

Share premium
Balance at the beginning of the year	13,929	13,740	13,260
Change in accounting policy	508	(123)	1,406
Balance at the beginning of the year (restated)	14,437	13,617	14,666
Premium on shares issued and warrants exercised [3]	139	45	111
Net premium / (discount) on treasury share and own equity derivative activity [3]	(391)	775	(1,160)
Share premium increase due to PaineWebber acquisition	4,198
Borrow of own shares to be delivered [4]	5,895
Settlement of own shares to be delivered	(3,393)

Balance at the end of the year	20,885	14,437	13,617

Foreign currency translation
Balance at the beginning of the year	(442)	(456)	(111)
Movements during the year	(245)	14	(345)

Balance at the end of the year	(687)	(442)	(456)

Retained earnings
Balance at the beginning of the year	20,501	16,293	15,464
Change in accounting policy	(174)	(69)	0
Balance at the beginning of the year (restated)	20,327	16,224	15,464
Net profit for the year	7,792	6,153	2,972
Dividends paid [5,6]	(3,928)	(2,050)	(2,212)

Balance at the end of the year	24,191	20,327	16,224

Treasury shares, at cost
Balance at the beginning of the year	(3,462)	(1,482)	(1,982)
Change in accounting policy	(4,561)	(3,409)	(2,345)
Balance at the beginning of the year (restated)	(8,023)	(4,891)	(4,327)
Acquisitions	(16,330)	(6,595)	(3,860)
Disposals	20,353	3,463	3,296

Balance at the end of the year [7]	(4,000)	(8,023)	(4,891)

Total shareholders’ equity	44,833	30,608	28,794

Reconciliation of shares issued

	Number of shares			% change from

As of	31.12.00	31.12.99	31.12.98	31.12.99

Balance at the beginning of the year	430,893,162	429,952,612	428,724,700	0
Issue of share capital	804,502	940,550	1,227,912	(14)
Issue of share capital due to PaineWebber [8]	12,682,065

Total ordinary shares issued, at the end of the year	444,379,729	430,893,162	429,952,612	3

In addition to treasury shares, a maximum of 42,571,341 shares (1,057,908 at 31 December 1999 and 1,998,458 at 31 December 1998) can be issued without further approval of the shareholders. The amount of shares consists of 26,000,000 authorized shares contingently issuable by the Board of Directors in reference to the PaineWebber share exchange until February 2001 at the latest. The option to issue authorized shares expired unused. Additionally 16,571,341 shares out of conditional capital had been set aside by the Extraordinary General Meeting on 7 September 2000. Those shares are issuable against the exercise of options from former PaineWebber employee option plans. The Board of Directors will propose to the shareholders at the Annual General Meeting on 26 April 2001 a reduction of the issuable amount to 5,643,205 shares which is the number of shares required to settle the outstanding PaineWebber employee options at year end.

UBS Group Financial Statements
Financial Statements

UBS Group Statement of Cash Flows

CHF million
For the year ended	31.12.00	31.12.99[1]	31.12.98[1]

Cash flow from / (used in) operating activities
Net profit	7,792	6,153	2,972

Adjustments to reconcile to cash flow from / (used in) operating activities

Non-cash items included in net profit and other adjustments:
Depreciation and amortization	2,275	1,857	1,825
Provision for credit losses	(130)	956	951
Income from associates	(58)	(211)	(377)
Deferred tax expense	544	479	491
Net gain from investing activities	(730)	(2,282)	(1,803)

Net increase / (decrease) in operating assets:
Net due from / to banks	(915)	(5,298)	(65,172)
Reverse repurchase agreements, cash collateral on securities borrowed	(81,054)	(12,656)	66,031
Trading portfolio including net replacement values	11,553	(49,956)	45,089
Loans due to / from customers	12,381	17,222	(5,626)
Accrued income, prepaid expenses and other assets	6,923	2,545	2,107

Net increase / (decrease) in operating liabilities:
Repurchase agreements, cash collateral on securities lent	50,762	52,958	(49,145)
Accrued expenses and other liabilities	3,313	(7,366)	1,686
Income taxes paid	(959)	(1,063)	(733)

Net cash flow from / (used in) operating activities	11,697	3,338	(1,704)

Cash flow (used in) / from investing activities
Investments in subsidiaries and associates	(9,729)	(1,720)	(1,563)
Disposal of subsidiaries and associates	669	3,782	1,858
Purchase of property and equipment	(1,640)	(2,820)	(1,813)
Disposal of property and equipment	335	1,880	1,134
Net (investment) / divestment in financial investments	(8,770)	356	6,134

Net cash flow (used in) / from investing activities	(19,135)	1,478	5,750

Cash flow (used in) / from financing activities
Money market paper issued	10,125	13,128	(4,073)
Net movements in treasury shares and treasury share contract activity	(647)	(2,312)	(2,552)
Capital issuance	15	9	4
Dividends paid	(3,928)	(2,050)	(2,212)
Issuance of long-term debt	14,884	12,661	5,566
Repayment of long-term debt	(24,640)	(7,112)	(9,068)
Issuance of minority interests	2,683
Repayment of minority interests	(73)	(689)	0

Net cash flow (used in) / from financing activities	(1,581)	13,635	(12,335)
Effects of exchange rate differences	112	148	(386)

Net increase / (decrease) in cash equivalents	(8,907)	18,599	(8,675)
Cash and cash equivalents, beginning of the year	102,277	83,678	92,353

Cash and cash equivalents, end of the year	93,370	102,277	83,678

Cash and cash equivalents comprise:
Cash and balances with central banks	2,979	5,073	3,267
Money market paper	66,454	69,717	18,390
Due from banks maturing in less than three months	23,937	27,487	62,021

Total	93,370	102,277	83,678

1 The 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies).

UBS Group Financial Statements
Financial Statements

Additional Information on the Cash Flow Statement

Cash and cash equivalents increased by CHF 1,311 million as a result of acquisitions and disposals of subsidiaries in 2000 (see Note 38).

The principal assets and liabilities of PaineWebber upon consolidation are made up as follows:

CHF billion	03.11.00

Loans, net of allowances for credit losses	20
Trading portfolio assets	42
Cash collateral on securities borrowed / reverse repurchase agreements	45
Cash collateral on securities lent / repurchase agreements	58
Due to customers	26
Long-term debt	9

For more information relating to the PaineWebber acquisition please see Note 2: Acquisition of Paine Webber Group, Inc.

UBS Group Financial Statements
Notes to the Financial Statements

Notes to the

Financial Statements

Note 1 Summary of Significant Accounting Policies

a)  Basis of accounting

UBS AG and subsidiaries (the “Group”) provides a broad range of financial services such as advisory services, underwriting, financing, market making, asset management, brokerage, and retail banking on a global level. The Group was formed on 29 June 1998 when Swiss Bank Corporation and Union Bank of Switzerland merged. The merger was accounted for using the pooling of interests method of accounting.
   The consolidated financial statements are stated in Swiss francs (CHF), the currency of the country in which UBS AG is incorporated. They are prepared in accordance with International Accounting Standards. In preparing the consolidated Financial statements, management is required to make estimates and assumptions that affect the amounts reported. Actual results could differ from such estimates and the differences may be material to the consolidated financial statements.

b)  Consolidation

The consolidated financial statements comprise those of the parent company (UBS AG), its subsidiaries and certain special purpose entities, presented as a single economic entity. Subsidiaries and special purpose entities which are directly or indirectly controlled by the Group are consolidated. Subsidiaries acquired are consolidated from the date control passes. Subsidiaries where control is temporary because they are acquired and held with a view to their subsequent disposal are recorded as Financial investments.
   The effects of intra-group transactions are eliminated in preparing the Group financial statements.
   Equity and net income attributable to minority interests are shown separately in the Balance sheet and Income statement respectively.

c)  Trade date/settlement date accounting

When the Group becomes party to a contract in its trading activities it recognizes from that date (trade date) any unrealized profits and losses arising from revaluing that contract to fair value. These unrealized profits and losses are recognized in the income statement.
   On a date subsequent to the trade date, the terms of spot and forward trading transactions are fulfilled (settlement date) and a resulting financial asset or liability is recognized on the balance sheet at the fair value of the consideration given or received.

d)  Foreign currency translation

Foreign currency transactions are recorded at the rate of exchange on the date of the transaction. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are reported using the closing exchange rate. Exchange differences arising on the settlement of transactions at rates different from those at the date of the transaction, and unrealized foreign exchange differences on unsettled foreign currency monetary assets and liabilities, are recognized in the income statement.
   Assets and liabilities of foreign entities are translated at the exchange rates at the balance sheet date, while income statement items and cash flows are translated at average rates over the year. Differences resulting from the use of these different exchange rates are recognized directly in foreign currency translation within Shareholders’ equity.
e)  Business and geographical segments

The Group is organized on a worldwide basis into three major Business Groups and the Corporate Center. This organizational structure is the basis upon which the Group reports its primary segment information.
   Segment revenue, segment expenses and segment performance include transfers between business segments and between geographical segments. Such transfers are accounted for at competitive prices in line with charges to unaffiliated customers for similar services.

f)  Securities borrowing and lending

Securities borrowed and lent that are collateralized by cash are included in the balance

UBS Group Financial Statements
Notes to the Financial Statements

sheet at amounts equal to the collateral advanced or received.
   Income arising from the securities lending and borrowing business is recognized in the income statement on an accrual basis.

g)  Repurchase and reverse repurchase transactions

The Group enters into purchases of securities under agreements to resell and sales of securities under agreements to repurchase substantially identical securities. Securities which have been sold subject to repurchase agreements continue to be recognized in the balance sheet and are measured in accordance with the accounting policy for trading balances or financial investments as appropriate. The proceeds from sale of these securities are treated as liabilities and included in repurchase agreements.
   Securities purchased subject to commitments to resell at a future date are treated as loans collateralized by the security and are included in reverse repurchase agreements.
   Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is recognized as interest income and interest expense respectively over the life of each agreement. The Group offsets reverse repurchase agreements and repurchase agreements with the same counterparty for transactions covered by legally enforceable master netting agreements when net or simultaneous settlement is intended.

h)  Trading portfolio

The trading portfolio consists of debt and equity securities as well as of precious metals. The trading portfolio is carried at fair value and marked to market daily. Short positions in securities are reported as Trading portfolio liabilities. Realized and unrealized gains and losses, net of related transaction expenses, are recognized as Net trading income.

i)  Loans and allowance for credit losses

Loans are initially recorded at cost. For loans originated by the Group, the cost is the amount lent to the borrower. For loans acquired from a third party the cost is the fair value at the time of acquisition.
   Interest income on performing loans, including amortization of premiums and discounts, is recognized on an accrual basis.
   Loans are stated at their principal amount net of any allowance for credit losses. The allowance and provisions for credit losses provides for probable losses in the credit portfolio, including loans and lending-related commitments. Such commitments include letters of credit, guarantees and commitments to extend credit.
   The carrying amounts of impaired loans are reduced to their estimated realizable value through allowances. Increases or decreases in allowances are charged or credited, respectively, to the income statement. A write-off is made when all or part of a loan is deemed uncollectible or in the case of debt forgiveness. Write-offs are charged against previously established allowances and reduce the principal amount of a loan. Recoveries are credited to the allowances for credit losses.
   A loan is considered impaired when it becomes probable that the bank will not be able to collect all amounts due according to the contractual terms. The reason for impairment includes both counterparty-specific and country-specific elements. The evaluation is based on the following principles:
   Counterparty-specific: Individual credit exposures are evaluated based upon the borrower’s character, overall financial condition, resources and payment record; the prospects for support from any financially responsible guarantors; and, if appropriate, the realizable value of any collateral. Impairment is measured and allowances are established based on discounted expected cash flows.
   Country-specific: Probable losses resulting from exposures in countries experiencing political and transfer risk, countrywide economic distress, or problems regarding the legal enforceability of contracts are assessed using country specific scenarios and taking into consideration the nature of the individual exposures and their importance for the economy. Specific country allowances are established based on this assessment, and exclude exposures addressed in counterparty-specific allowances.
   All impaired loans are periodically reviewed and analyzed and the allowance for credit losses is reassessed on a loan-by-loan basis at least annually and if necessary adjusted for further impairments identified. If there are indications that there are significant probable losses in the portfolio that have not been spe-

UBS Group Financial Statements
Notes to the Financial Statements

cifically identified, allowances would also be provided for on a portfolio basis.

   A loan is classified as non-performing when the contractual payments of principal and/or interest are in arrears for 90 days or more. After the 90-day period the recognition of interest income ceases and a charge is recognized for the unpaid and accrued interest receivable.

j)  Financial investments

Financial investments are debt and equity securities held for the accretion of wealth through distributions, such as interest and dividends, and for capital appreciation. Financial investments also include real estate held for sale.

   Debt securities held to maturity are carried at amortized cost. If necessary, the carrying amount is reduced to its estimated realizable value. Interest income on debt securities, including amortization of premiums and discounts, is recognized on an accrual basis and reported as Net interest income.

   Financial investments held for sale are carried at the lower of cost or market value. Reductions to market value and reversals of such reductions as well as gains and losses on disposal are included in Other income. Interest earned and dividends received are included in Net interest income.

   Private equity investments are carried at cost less write-downs for impairments in value. Reductions of the carrying amount and reversals of such reductions as well as gains and losses on disposal are included in Other income.

k)  Investments in associates

Investments in associates in which the Group has a significant influence are accounted for by the equity method. Investments in which the Group has a temporary significant influence because they are acquired and held with a view to their subsequent disposal, are included in Financial investments (see private equity above).

   Investments in companies in which the Group does not hold a significant influence are recorded at cost less value adjustments for other than temporary declines in value.

l)  Property and equipment

Property and equipment includes bank occupied properties, investment properties, software, IT and communication and other machines and equipment. Property and equipment is carried at cost less accumulated depreciation and is periodically reviewed for impairment.
   Property and equipment is depreciated on a straight-line basis over its estimated useful life as follows:

Properties	Not exceeding 50 years

IT, software and communication	Not exceeding 3 years

Other machines and equipment	Not exceeding 5 years

m)  Goodwill and other intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of net identifiable assets of the acquired entity at the date of acquisition.
   Other intangible assets are comprised of separately identifiable intangible items arising from acquisitions and certain purchased trademarks and similar items.
   Goodwill and other intangible assets are recognized as assets and are amortized using the straight-line basis over their estimated useful economic life, not exceeding 20 years. At each balance sheet date, goodwill and other intangible assets are reviewed for indications of impairment. If such indications exist an analysis is performed to assess if a write-down is necessary.
   Goodwill and fair value adjustments arising on the acquisition of foreign subsidiaries are treated as local currency balances and are translated into Swiss francs at the closing rate at subsequent balance sheet dates. Software development costs are capitalized when they meet certain criteria relating to identifiability and future economic benefits can be reasonably estimated. Internally developed software is classified in Property and equipment in the balance sheet.

n)  Income taxes

Income tax payable on profits, based on the applicable tax laws in each jurisdiction, is recognized as an expense in the period in which profits arise. The tax effects of income tax losses available for carry-forward are recog-

UBS Group Financial Statements
Notes to the Financial Statements

nized as an asset when it is probable that future taxable profit will be available against which those losses can be utilized.
   Deferred tax liabilities are recognized for temporary differences between the carrying amounts of assets and liabilities in the Group balance sheet and their amounts as measured for tax purposes, which will result in taxable amounts in future periods. Deferred tax assets are recognized for temporary differences which will result in deductible amounts in future periods, but only to the extent it is probable that sufficient taxable profits will be available against which these differences can be utilized.
   Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period in which the asset will be realized or the liability will be settled based on enacted rates.
   Current and deferred tax assets and liabilities are offset when they arise from the same tax reporting group and relate to the same tax authority and when the legal right to offset exists.
   Current and deferred taxes are recognized as tax income or expense except for deferred taxes recognized or disposed of on the acquisition or disposal of a subsidiary.

o)  Treasury shares

UBS AG shares held by the Group are classified in the Shareholders’ equity as Treasury shares and accounted for at weighted average cost. The difference between the proceeds from sales of treasury shares and their cost (net of tax) is classified as Share premium.
   Contracts that require physical settlement or net share settlement are classified as Shareholders’ equity and reported as Share premium. The difference between the proceeds from the settlement of the contract and its cost (net of tax) are reported as Share premium.

p)  Retirement benefits

The Group sponsors a number of retirement benefit plans for its employees worldwide. These plans include both defined benefit and defined contribution plans and various other retirement benefits such as post-employment medical benefits. Group contributions to defined contribution plans are expensed when employees have rendered services in exchange for such contributions, generally in the year of contribution.
   The Group uses the projected unit credit actuarial method to determine the present value of its defined benefit obligations and the related current service cost and, where applicable, past service cost.
   The principal actuarial assumptions used by the actuary are set out in Note 34.
   The Group recognizes a portion of its actuarial gains and losses as income or expenses if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of:

a)	10% of present value of the defined benefit obligation at that date (before deducting plan assets); and

b)	10% of the fair value of any plan assets at that date.

   The unrecognized actuarial gains and losses exceeding the greater of the two values are recognized in the income statement over the expected average remaining working lives of the employees participating in the plans.

q)  Derivative instruments

Derivative instruments are carried at fair value. Fair values are obtained from quoted market prices, discounted cash flow models and option pricing models as appropriate. The fair values of derivative instruments are shown in the balance sheet as Positive and Negative replacement values. Realized and unrealized gains and losses are recognized in Net trading income.
   Transactions in derivative instruments entered into for hedging of non-trading positions are recognized in the income statement on the same basis as to the underlying item being hedged.
   The Group offsets positive and negative replacement values with the same counterparty for transactions covered by legally enforceable master netting agreements.

r)  Comparability

Certain amounts have been reclassified from previous years to conform to the 2000 presentation.
   The prior year financial statements reflect the requirements of the following revised or new International Accounting Standards or

UBS Group Financial Statements
Notes to the Financial Statements

changes in accounting policies which the Group implemented in 2000:

IAS 10 (revised)	Events after the balance sheet date

IAS 37	Provisions, contingent liabilities and contingent assets

IAS 38	Intangible assets

Interpretation SIC 12	Consolidation – special purpose entities

Interpretation SIC 16	Share capital – reacquired own equity instruments (treasury shares)

Interpretation SIC 24	Earnings per share – financial instruments and other contracts that may be settled in shares

Offsetting of amounts related to certain contracts

Interest and dividend income on trading assets

   The implementation of the above standards or accounting policies had no material impact for the Group except for the following:

IAS 38 Intangible assets

In July 1998, the IASC issued IAS 38 Intangible Assets, which the Group adopted prospectively as of 1 January 2000. The standard requires the capitalization and amortization of certain intangible assets, if it is probable that the future economic benefits that are attributable to the assets will flow to the enterprise and the cost can be measured reliably.
   Capitalized costs relating to internally developed software amounted to CHF 248 million as of 31 December 2000 and are reported within Note 17 Property and equipment as IT, software and communication, and operating expenses were reduced accordingly.

Interpretation SIC 16, Share Capital – Reacquired Own Equity Instruments (Treasury Shares)

In May 1999, the IASC issued Interpretation SIC 16, Share Capital – Reacquired Own Equity Instruments (Treasury Shares), which the Group adopted as of 1 January 2000. The interpretation provides guidance for the recognition, presentation and disclosure of treasury shares. SIC 16 applies to own shares and derivatives on own shares held for trading and non-trading purposes. SIC 16 requires own shares and derivatives on own shares to be presented as Treasury shares and deducted from Shareholders’ equity. Gains and losses relating to the sale of own shares are recognized as a change in shareholders’ equity.
   As a result of the adoption of Interpretation SIC 16, financial information has been retroactively restated. Net trading income was reduced by CHF 196 million for the year ended 31 December 1999. Shareholders’ equity and Total assets were reduced by CHF 4,227 million as of 31 December 1999 and CHF 3,601 million as of 31 December 1998.

Offsetting of amounts related to certain contracts

In order to improve comparability with its competitors, the Group has decided to offset positive and negative replacement values and reverse repurchase agreements and repurchase agreements with the same counterparty for transactions covered by legally enforceable master netting agreements. This change became effective as of 1 January 2000 and all prior periods represented have been restated. Positive and negative replacement values have been reduced by CHF 66,136 million for the year ended 31 December 1999. Reverse repurchase and repurchase agreements have been reduced by CHF 12,322 million for the year ended 31 December 1999.

Interest and dividend income and expense on trading assets

In prior periods, interest and dividend income and expense on trading assets and liabilities were included in Net trading income. In order to improve comparability with its competitors, the Group has included interest and dividend income and expense on trading assets and liabilities in interest income and interest expense respectively. This change in presentation became effective 1 January 2000. The comparative financial information for 1999 has been restated to comply with this change. Interest income was increased by CHF 17,281 million for the year ended 31 December 1999. Interest expense was increased by CHF 17,728 million for the year ended 31 December 1999. In addition, Net trading income was increased by CHF 447 million for the year ended 31 December 1999.
   In addition to the above, other changes have been made to prior years to conform to current presentation.

UBS Group Financial Statements
Notes to the Financial Statements

s)  Recent accounting standards not yet adopted

IAS 12	Revised, income taxes

IAS 39	Recognition and measurement of financial instruments

IAS 40	Investment property

   The implementation of the above standards will have no material impact for the Group except for the following:

IAS 39, Recognition and measurement of financial instruments

In December 1998, the IASC issued IAS 39, Recognition and Measurement of Financial Instruments, which is required to be adopted for the Group’s financial statements as of 1 January 2001 on a prospective basis.
   The Standard provides comprehensive guidance on accounting for financial instruments. Financial instruments include conventional financial assets and liabilities and derivatives. IAS 39 requires that all financial instruments should be recognized on the balance sheet. The Group will disclose its financial assets either as loans originated by the bank and not held for trading, financial assets held for trading, investments held to maturity or financial assets available for sale.
   Loans originated by the bank are initially measured at cost, which is the fair value of the consideration given to originate the loan, including any transaction costs. Loans will subsequently be measured at amortized cost minus any write-down for impairment or uncollectibility.
   Financial assets held for trading are valued at fair value and changes in the fair value are recognized in trading income.
   Held-to-maturity investments are recognized at cost and interest is accrued using the effective interest method. Held-to-maturity investments are subject to review for impairment.
   Financial assets available for sale are recognized at fair value on the balance sheet. Changes in fair value are booked to equity and disclosed in the statement of changes in equity until the financial asset is sold, collected or otherwise disposed of, or until the financial asset is determined to be impaired, at which time the cumulative profit or loss previously recognized in equity should be included in net profit or loss for the period.
   In a qualifying hedge of exposures to changes in fair value, the change in fair value of the hedging instrument is recognized as an adjustment to its carrying amount and in net profit and loss. The change in fair value of the hedged item attributable to the hedged risks adjusts the carrying value of the hedged item and is also recognized in net profit or loss.
   In a qualifying cash flow hedge, the effective portion of the gain or loss on the hedging instrument is recognized as an adjustment to its carrying amount and in equity. The ineffective portion of the gain or loss on the hedging transaction also adjusts the hedging instrument’s carrying amount, but is reported in net profit or loss. If the forecasted transaction is no longer expected to occur, the cumulative gain or loss on the hedging instrument is recognized in net profit or loss.
   A qualifying hedge of a net investment in a foreign entity is accounted for similar to a cash flow hedge. The gain or loss on the hedging instrument relating to the effective portion of the hedge is classified in the same manner as the foreign currency translation gain or loss.
   The adoption of IAS 39 is expected to have a material impact on certain financial assets and liabilities including long-term debt. An opening adjustment to Other comprehensive income will also be required, representing unrealized gains and losses on financial assets recorded as available for sale and derivatives designated as cash flow hedges.

IAS 40 Investment property

In April 2000, the IASC issued IAS 40 Investment property, which is required to be adopted for the Group’s financial statements as of 1 January 2001. The Standard prescribes the accounting treatment and disclosure requirements for investment property. Investment properties are measured at cost less accumulated depreciation and any accumulated impairment losses. As of 1 January 2001 investment properties amounted to CHF 1,280 million.

UBS Group Financial Statements
Notes to the Financial Statements

Note 2   Acquisition of Paine Webber Group, Inc.

On 3 November 2000, UBS completed its acquisition of 100% of the outstanding common stock of the Paine Webber Group, Inc., a full-service broker-dealer and one of the largest securities and commodities firms in the United States servicing both individual and institutional clients. The transaction was accounted for using the purchase method of accounting, making PaineWebber a wholly owned subsidiary of UBS. Results of operations of PaineWebber are included in the consolidated results beginning on the date of acquisition. Under International Accounting Standards, the valuation of shares and options issued is measured as of the date the acquisition was completed, 3 November 2000. Purchase consideration of CHF 22.0 billion (USD 12.5 billion) consists of the following:

	CHF	USD
	million	million

Value of shares issued (40,580,570 shares issued)	10,246	5,817
Value of options issued (options on 6,325,270 shares issued)	992	563
Cash consideration	10,607	6,021
Direct costs of the acquisition	115	65

Total purchase price	21,960	12,466
Fair value of net assets acquired	(5,630)	(3,196)

Total intangible assets [1]	16,330	9,270
Intangible assets other than goodwill	(4,695)	(2,665)

Goodwill arising from acquisition	11,635	6,605
Purchased goodwill	1,202	682

Total goodwill at 3 November 2000	12,837	7,287
Effect of translation adjustments	(898)
Amortization from 3 November 2000	(103)	(61)

Balance of goodwill at 31 December 2000	11,836	7,226

1 Excluding purchased goodwill.

The resulting goodwill and intangible assets will be amortized using the straight-line method over their estimated useful lives of 20 years.

   In addition, UBS has entered into employee retention agreements that provide for payments to key PaineWebber employees which are subject to the employee’s continued employment and other restrictions. The estimated cost to the Group for the agreements is approximately CHF 1.5 billion (USD 875 million) over a four-year period.

UBS Group Financial Statements
Notes to the Financial Statements

Note 3a   Segment Reporting by Business Group

UBS is organized into three Business Groups: UBS Switzerland, UBS Warburg and UBS Asset Management, and our Corporate Center.

UBS Switzerland

UBS Switzerland encompasses two business units, Private Banking and Private and Corporate Clients.
   The Private Banking business unit offers comprehensive wealth management services for private clients globally, who bank in Switzerland and other financial centers worldwide.
   Within Switzerland, the Private and Corporate Clients business unit provides a complete set of banking and securities services for individual and corporate clients, focused foremost on customer service excellence, profitability and growth via multichannel distribution.
   The two business units share technological and physical infrastructure, and have joint departments supporting major functions such as e-commerce, financial planning and wealth management, and investment policy and strategy.

UBS Asset Management

UBS Asset Management is organized into two business units, Institutional Asset Management and Investment Funds / GAM.
   Institutional Asset Management offers a diverse range of institutional investment management capabilities, in every major asset class, from the traditional to the alternative.
   Investment Funds provides retail investment fund products, marketed principally through UBS Switzerland. Investment management for these funds is generally undertaken by Institutional Asset Management, with the Investment Funds unit concentrating on product development and distribution.
   Global Asset Management (GAM), acquired in late 1999, is a diversified asset management group, offering a wide range of investment styles. Dedicated to giving its clients access to the world’s best investment talent, GAM’s funds are managed by its own staff and by about 80 carefully selected external managers. GAM products are marketed both independently and through Private Banking.

UBS Warburg

UBS Warburg is a client-driven securities, investment banking and wealth management firm. It is made up of five business units.
   The Corporate and Institutional Clients business unit is one of the leading global investment banking and securities firms. For both its own corporate and institutional clients and the other parts of the UBS Group, UBS Warburg provides product innovation, top-quality research and advice, and complete access to the world’s capital markets.
   UBS Capital is the private equity business unit of UBS Warburg, investing UBS and third-party funds primarily in unlisted companies.
   US Private Clients, operating under the brand of UBS PaineWebber, provides a full range of wealth management services.
   The International Private Clients business unit provides private banking products and services for high net worth clients outside the US and Switzerland who bank in their country of residence. During 2001 the European part of this business will become part of UBS Switzerland’s Private Banking business unit and the Asia-Pacific part will be merged with US Private Clients.
   The e-services business unit was created in fourth quarter 1999. During 2000, e-services progressed successfully towards its goal of creating a new business providing wealth management for affluent European clients, through internet, call centers and investment centers. Following the merger with PaineWebber, UBS’s European wealth management strategy has evolved. As a result, key components of the e-services business unit’s infrastructure will become part of Private Banking’s new European wealth management strategy and e-services will no longer be reported separately.

Corporate Center

The Corporate Center encompasses Group level functions which cannot be devolved to the operating divisions, and ensures that the Business Groups operate as a coherent and effective whole with a common set of values and principles. Corporate Center’s remit covers areas such as risk management, financial reporting, marketing and communications, funding, capital and balance sheet management and management of foreign currency earnings.

UBS Group Financial Statements
Notes to the Financial Statements

Note 3a   Segment Reporting by Business Group (continued)

The Business Group results have been presented on a management reporting basis. Consequently, internal charges and transfer pricing adjustments have been reflected in the performance of each business. The basis of the reporting reflects the management of the business within the Group. Revenue sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arms length.

For the year ended 31 December 2000

	UBS	UBS Asset	UBS	Corporate	UBS
CHF million	Switzerland	Management	Warburg	Center	Group

Income	14,182	1,953	19,779	358	36,272
Credit loss recovery / (expense) [1]	(784)	0	(247)	1,161	130

Total operating income	13,398	1,953	19,532	1,519	36,402

Personnel expenses	4,759	880	11,002	522	17,163
General and administrative expenses	2,394	439	3,501	431	6,765
Depreciation	508	49	731	320	1,608
Amortization of goodwill and other intangible assets	62	263	298	44	667

Total operating expenses	7,723	1,631	15,532	1,317	26,203

Business Group performance before tax	5,675	322	4,000	202	10,199
Tax expense					2,320

Net profit before minority interests					7,879
Minority interests					(87)

Net profit					7,792

Other information as of 31 December 2000 [2]
Total assets	281,780	6,727	870,608	(71,563)	1,087,552
Total liabilities	272,134	5,513	846,451	(81,379)	1,042,719

1 In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the net credit expense / recovery are reported for all Business Groups. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the net IAS credit loss expenses recorded at Group level for financial reporting purposes is reported in the Corporate Center. The divisional breakdown of the net credit recovery / (expense) for financial reporting purposes of CHF 130 million for the year ended 31 December 2000 is as follows: UBS Switzerland CHF 695 million, UBS Warburg CHF (565) million. 2 The funding surplus or requirement is reflected in each Business Group and adjusted in Corporate Center.

UBS Group Financial Statements
Notes to the Financial Statements

Note 3a   Segment Reporting by Business Group (continued)

For the year ended 31 December 1999 1

	UBS	UBS Asset	UBS	Corporate	UBS
CHF million	Switzerland	Management	Warburg	Center	Group

Income	12,761	1,369	13,241	2,010	29,381
Credit loss recovery / (expense) [2]	(1,071)	0	(333)	448	(956)

Total operating income	11,690	1,369	12,908	2,458	28,425

Personnel expenses	4,691	516	7,278	92	12,577
General and administrative expenses	2,308	271	2,680	839	6,098
Depreciation	460	32	659	366	1,517
Amortization of goodwill and other intangible assets	23	113	154	50	340

Total operating expenses	7,482	932	10,771	1,347	20,532

Business Group performance before tax	4,208	437	2,137	1,111	7,893
Tax expense					1,686

Net profit before minority interests					6,207
Minority interests					(54)

Net profit					6,153

Other information as of 31 December 1999 [3]
Total assets	254,577	10,451	719,568	(88,040)	896,556
Total liabilities	270,137	4,614	693,633	(102,436)	865,948

1 The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies). 2 In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the net credit loss expense are reported for all Business Groups. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the net credit loss expenses recorded at Group level for financial reporting purposes is reported in the Corporate Center. The divisional breakdown of the net credit loss recovery / (expense) for financial reporting purposes of CHF (956) million for the year ended 31 December 1999 is as follows: UBS Switzerland CHF (965) million, Corporate Center CHF 9 million. 3 The funding surplus / requirement is reflected in each Business Group and adjusted in Corporate Center.

For the year ended 31 December 1998 1

	UBS	UBS Asset	UBS	Corporate	UBS
CHF million	Switzerland	Management	Warburg	Center	Group

Income	13,958	1,358	7,691	191	23,198
Credit loss recovery / (expense) [2]	(1,186)	0	(510)	745	(951)

Total operating income	12,772	1,358	7,181	936	22,247

Personnel expenses	4,448	515	4,641	212	9,816
General and administrative expenses	2,226	228	2,625	1,656	6,735
Depreciation	771	35	549	128	1,483
Amortization of goodwill and other intangible assets	4	78	173	87	342

Total operating expenses	7,449	856	7,988	2,083	18,376

Business Group performance before tax	5,323	502	(807)	(1,147)	3,871
Tax expense					904

Net profit before minority interests					2,967
Minority interests					5

Net profit					2,972

1 The 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies). 2 In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the net credit loss expense are reported for all Business Groups. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the net credit loss expenses recorded at Group level for financial reporting purposes is reported in the Corporate Center. The divisional breakdown of the net credit loss recovery / (expense) for financial reporting purposes of CHF (951) million for the year ended 31 December 1998 is as follows: UBS Switzerland CHF (445) million and UBS Warburg CHF (506) million.

UBS Group Financial Statements
Notes to the Financial Statements

Note 3b   Segment Reporting by Geographic Location

The geographic analysis of total assets is based on customer domicile whereas operating income and capital investment is based on the location of the office in which the transactions and assets are recorded. Because of the global nature of financial markets the Group’s business is managed on an integrated basis worldwide, with a view to profitability by product line. The geographical analysis of operating income, total assets, and capital investment is provided in order to comply with International Accounting Standards, and does not reflect the way the Group is managed. Management believes that analysis by Business Group, as shown in Note 3a to these financial statements, is a more meaningful representation of the way in which the Group is managed.

For the year ended 31 December 2000

	Total operating income		Total assets		Capital investment

	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	15,836	44	211,851	19	1,135	43
Rest of Europe	10,907	30	305,342	28	311	12
Americas	6,976	19	474,617	44	1,169	44
Asia / Pacific	2,626	7	87,831	8	36	1
Africa / Middle East	57	0	7,911	1	8	0

Total	36,402	100	1,087,552	100	2,659	100

For the year ended 31 December 19991

	Total operating income		Total assets		Capital investment

	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	14,976	52	207,702	23	1,990	70
Rest of Europe	7,626	27	303,365	34	356	13
Americas	3,861	14	281,974	31	386	14
Asia / Pacific	1,945	7	96,469	11	87	3
Africa / Middle East	17	0	7,046	1	1	0

Total	28,425	100	896,556	100	2,820	100

For the year ended 31 December 19981

	Total operating income

	CHF million	Share %

Switzerland	16,757	75
Rest of Europe	1,655	8
Americas	2,548	11
Asia / Pacific	1,251	6
Africa / Middle East	36	0

Total	22,247	100

1 The 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies).

UBS Group Financial Statements
Notes to the Financial Statements

Income Statement

Note 4   Net Interest Income

CHF million				% change from
For the year ended	31.12.00	31.12.99[1]	31.12.98[1]	31.12.99

Interest income
Interest earned on loans and advances to banks	5,615	6,105	7,687	(8)
Interest earned on loans and advances to customers	14,692	12,077	14,111	22
Interest from finance leasing	36	49	60	(27)
Interest earned on securities borrowed and reverse repurchase agreements	19,088	11,422	10,380	67
Interest and dividend income from financial investments	202	160	372	26
Interest and dividend income from trading portfolio	11,842	5,598	3,901	112
Other	270	193	931	40

Total	51,745	35,604	37,442	45

Interest expense
Interest on amounts due to banks	6,155	5,515	8,205	12
Interest on amounts due to customers	9,505	8,330	9,890	14
Interest on securities lent and repurchase agreements	14,915	8,446	7,543	77
Interest and dividend expense from trading portfolio	5,309	2,070	1,741	156
Interest on medium and long-term debt	7,731	5,334	5,045	45

Total	43,615	29,695	32,424	47

Net interest income	8,130	5,909	5,018	38

1 The 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies).

Note 5   Net Fee and Commission Income

CHF million				% change from
For the year ended	31.12.00	31.12.99	31.12.98	31.12.99

Credit-related fees and commissions	310	372	559	(17)

Security trading and investment activity fees
Underwriting fees[1]	1,434	905	1,122	58
Corporate finance fees[1]	1,772	1,298	1,016	37
Brokerage fees	5,792	3,934	3,670	47
Investment fund fees	2,821	1,915	1,778	47
Fiduciary fees	351	317	349	11
Custodian fees	1,439	1,583	1,386	(9)
Portfolio and other management and advisory fees[1]	3,677	2,612	2,891	41
Other	50	57	110	(12)

Total	17,336	12,621	12,322	37

Commission income from other services	802	765	776	5

Total fee and commission income	18,448	13,758	13,657	34

Fee and commission expense
Brokerage fees paid	1,084	795	704	36
Other	661	356	327	86

Total	1,745	1,151	1,031	52

Net fee and commission income	16,703	12,607	12,626	32

1 In prior periods, Corporate finance related advisory fees were included in Portfolio and other management and advisory fees. These fees are now reported in the new disclosure line Corporate finance fees together with merger and acquisition fees which were previously reported in Underwriting and corporate finance fees. All previous periods have been restated accordingly.

UBS Group Financial Statements
Notes to the Financial Statements

Note 6   Net Trading Income

    Foreign exchange net trading income include gains and losses from spot and forward contracts, options, futures, and translation of foreign currency assets and liabilities, bank notes, precious metals, and commodities. Fixed income net trading income includes the results of making markets in instruments of both developed and emerging countries in government securities, corporate debt securities, money market instruments, interest rate and currency swaps, options, and other derivatives. Equities net trading income includes the results of making markets globally in equity securities and equity derivatives such as swaps, options, futures, and forward contracts.

CHF million				% change from
For the year ended	31.12.00	31.12.99[1]	31.12.98[1]	31.12.99

Foreign exchange	1,287	1,108	1,992	16
Fixed income	912	2,603	162	(65)
Equities	7,754	4,008	1,159	93

Net trading income	9,953	7,719	3,313	29

1 The 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies).

Note 7   Net Gains from Disposal of Associates and Subsidiaries

CHF million				% change from
For the year ended	31.12.00	31.12.99	31.12.98	31.12.99

Net gains from disposal of consolidated subsidiaries	57	8	1,149	613
Net gains/(losses) from disposal of investments in associates	26	1,813	(30)	(99)

Net gains from disposal of associates and subsidiaries	83	1,821	1,119	(95)

While the 1999 figure represents mainly the disposal gains from our investments in Swiss Life/ Rentenanstalt and Julius Baer registered shares, the 1998 figure is mainly attributable to the disposal of the BSI — Banca della Svizzera Italiana.

UBS Group Financial Statements
Notes to the Financial Statements

Note 8   Other Income

CHF million				% change from
For the year ended	31.12.00	31.12.99	31.12.98	31.12.99

Investments in financial assets (debt and equity)
Net gain from disposal of private equity investments	919	374	587	146
Net gain from disposal of other financial assets	162	180	398	(10)
Impairment charges in private equity investments and other financial assets	(507)	(102)	(556)	397

Total	574	452	429	27

Investments in property
Net gain from disposal of properties held for resale	85	78	33	9
Net loss from revaluation of properties held for resale	(108)	(49)	(106)	120
Net income from other properties	96	(20)	328

Total	73	9	255	711

Equity income from investments in associates	58	211	377	(73)

Other	698	653	61	7

Total other income	1,403	1,325	1,122	6

Note 9   Operating Expenses

CHF million				% change from
For the year ended	31.12.00	31.12.99	31.12.98	31.12.99

Personnel expenses
Salaries and bonuses	13,523	9,872	7,082	37
Contractors	725	886	535	(18)
Insurance and social contributions	959	717	542	34
Contribution to retirement benefit plans	475	8	614
Employee share plans	97	151	201	(36)
Other personnel expenses	1,384	943	842	47

Total	17,163	12,577	9,816	36

General and administrative expenses
Occupancy	979	847	822	16
Rent and maintenance of machines and equipment	520	410	390	27
Telecommunications and postage	914	756	820	21
Administration	750	784	759	(4)
Marketing and public relations	480	335	262	43
Travel and entertainment	656	552	537	19
Professional fees	660	526	532	25
IT and other outsourcing	1,246	1,289	1,260	(3)
Other	560	599	1,353	(7)

Total	6,765	6,098	6,735	11

Depreciation and amortization
Property, equipment and software	1,608	1,517	1,483	6
Goodwill and other intangible assets	667	340	342	96

Total	2,275	1,857	1,825	23

Total operating expenses	26,203	20,532	18,376	28

UBS Group Financial Statements
Notes to the Financial Statements

Note 10   Earnings per Share

						% change from
For the year ended	31.12.00	31.12.99[1]		31.12.98[1]		31.12.99

Basic earnings per share calculation
Net profit for the period (CHF million)	7,792	6,153		2,972		27
Net profit for the period before goodwill amortization (CHF million)[2]	8,459	6,493		3,314		30

Weighted average shares outstanding:
Registered ordinary shares	433,486,003	430,497,026		429,710,128		1
Own shares to be delivered	2,058,212
Treasury shares	(32,514,906)	(25,754,544	) [3]	(24,487,833	) [3]	26

Weighted average shares for basic earnings per share	403,029,309	404,742,482		405,222,295		0

Basic earnings per share (CHF)	19.33	15.20		7.33		27

Basic earnings per share before goodwill amortization (CHF)[2]	20.99	16.04		8.18		31

Diluted earnings per share calculation
Net profit for the period (CHF million)	7,778[5]	6,153		2,972		26
Net profit for the period before goodwill amortization (CHF million)[2]	8,445[5]	6,493		3,314		30
Weighted average shares for basic earnings per share	403,029,309	404,742,482		405,222,295		0
Potential dilutive ordinary shares resulting from outstanding options, warrants and convertible debt securities[6]	5,496,591	3,632,670[4]		7,658,746[4]		51

Weighted average shares for diluted earnings per share	408,525,900	408,375,152		412,881,041		0

Diluted earnings per share (CHF)	19.04	15.07		7.20		26

Diluted earnings per share before goodwill amortization (CHF)[2]	20.67	15.90		8.03		30

1 The 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies). 2 The amortization of goodwill and other intangible assets is excluded from this calculation. 3 Treasury shares have increased by 11,371,720 and by 18,372,661 for the periods ended 31 December 1999 and 31 December 1998, due to a change in accounting policy (see Note 1: Summary of Significant Accounting Policies). 4 Share amount has been adjusted by 1,414,114 and by 5,371,922 representing other potentially dilutive instruments for the periods ended 31 December 1999 and 31 December 1998, due to a change in accounting policy (see Note 1: Summary of Significant Accounting Policies). 5 Net profit has been adjusted for the dilutive impact of own equity derivative activity in accordance with International Accounting Standards. 6 Total equivalent shares outstanding on options that were not dilutive for the respective periods but could potentially dilute earnings per share in the future were 9,174,760, 24,045,261 and 11,367,184 for the years ended 31 December 2000, 31 December 1999 and 31 December 1998, respectively.

1999 and 1998 share figures are restated for the two-for-one share split, effective 8 May 2000.

UBS Group Financial Statements
Notes to the Financial Statements

Balance Sheet: Assets

Note 11   Money Market Paper

CHF million	31.12.00	31.12.99

Government treasury notes and bills	22,551	32,724
Money market placements	43,477	36,540
Other bills and cheques	426	453

Total money market paper	66,454	69,717

thereof eligible for discount at central banks	60,689	64,671

Note 12a   Due from Banks and Loans to Customers

   The composition of Due from banks, the Loan portfolio and the Allowance for credit losses by type of exposure at the end of the year was as follows:

CHF million	31.12.00	31.12.99

Banks	30,064	30,785
Allowance for credit losses	(917)	(878)

Net due from banks	29,147	29,907

Loans to customers
Mortgages	120,554	127,987
Other loans	133,898	119,242

Subtotal	254,452	247,229
Allowance for credit losses	(9,610)	(12,371)

Net loans to customers	244,842	234,858

Net due from banks and loans to customers	273,989	264,765

thereof subordinated	393	86

The composition of Due from banks and Loans to customers by geographical region based on the location of the borrower at the end of the year was as follows:

CHF million	31.12.00	31.12.99

Switzerland	164,645	183,944
Rest of Europe	46,882	44,796
Americas	52,939	31,285
Asia / Pacific	16,504	13,451
Africa / Middle East	3,546	4,538

Subtotal	284,516	278,014
Allowance for credit losses	(10,527)	(13,249)

Net due from banks and loans to customers	273,989	264,765

The composition of Due from banks and Loans to customers by type of collateral at the end of the year was as follows:

CHF million	31.12.00	31.12.99

Secured by real estate	122,898	130,835
Collateralized by securities	37,714	19,061
Guarantees and other collateral	28,373	28,725
Unsecured	95,531	99,393

Subtotal	284,516	278,014
Allowance for credit losses	(10,527)	(13,249)

Net due from banks and loans to customers	273,989	264,765

UBS Group Financial Statements
Notes to the Financial Statements

Note 12b   Allowance and Provision for Credit Losses

The allowance and provision for credit losses developed as follows:

		Country risk
	Specific	allowance and	Total	Total
CHF million	allowance	provision	31.12.00	31.12.99

Balance at the beginning of the year	12,022	1,376	13,398	14,978
Write-offs	(2,963)	(32)	(2,995)	(3,275)
Recoveries	150	13	163	65
Increase / (decrease) in credit loss allowance and provision	(49)	(81)	(130)	956
Net foreign exchange and other adjustments	129	16	145	674

Balance at the end of the year	9,289	1,292	10,581	13,398

At the end of the year the aggregate allowances and provisions were apportioned and displayed as follows:

CHF million	31.12.00	31.12.99

As a reduction of Due from banks	917	878
As a reduction of Loans to customers	9,610	12,371

Subtotal	10,527	13,249
Included in other liabilities related to commitments and contingent liabilities	54	149

Total allowance and provision for credit losses	10,581	13,398

Note 12c   Impaired Loans

UBS classifies a loan as impaired when there is a probability of incurring a partial or full loss. A provision is then made with respect to the loan in question.

The impaired loans were as follows:

CHF million	31.12.99	31.12.00

Impaired loans [1,2]	18,494	22,456
Amount of allowance for credit losses related to impaired loans	9,685	12,471
Average impaired loans [3]	20,804	24,467

1 All impaired loans have a specific allowance for credit losses.  2 Interest income on impaired loans is immaterial.  3 Average balances were calculated from quarterly data.

UBS Group Financial Statements
Notes to the Financial Statements

Note 12d   Non-Performing Loans

When principal, interest or commission are overdue by 90 days, loans are classified as non-performing, the recognition of interest or commission income ceases and a charge is recognized against income for the unpaid interest or commission receivable. Allowances are provided for non-performing loans to reflect their net estimated recoverable amount. Unrecognized interest related to such loans totalled CHF 182 million for the year ended 31 December 2000 and CHF 409 million for the year ended 31 December 1999.

The non-performing loans were as follows:

CHF million	31.12.00	31.12.99

Non-performing loans	10,452	13,073
Amount of allowance for credit losses related to non-performing loans	6,850	8,661
Average non-performing loans [1]	11,884	14,615

1 Average balances were calculated from quarterly data.

An analysis of changes in non-performing loans is presented in the following table:

CHF million	31.12.00	31.12.99

Non-performing loans at the beginning of the year	13,073	16,113
Net reductions	(290)	(638)
Write-offs and disposals	(2,331)	(2,402)

Non-performing loans at the end of the year	10,452	13,073

The non-performing loans by type of exposure were as follows:

CHF million	31.12.00	31.12.99

Banks	172	499

Loans to customers
Mortgages	4,586	7,105
Other	5,694	5,469

Total loans to customers	10,280	12,574

Total non-performing loans	10,452	13,073

The non-performing loans by geographical region based on the location of the borrower were as follows:

CHF million	31.12.00	31.12.99

Switzerland	7,588	11,435
Rest of Europe	342	223
Americas	1,865	697
Asia / Pacific	307	373
Africa / Middle East	350	345

Total non-performing loans	10,452	13,073

UBS Group Financial Statements
Notes to the Financial Statements

Note 13   Securities Borrowing, Securities Lending, Repurchase,

Reverse Repurchase and Other Collateralized Transactions

The Group enters into collateralized reverse repurchase and repurchase agreements and securities borrowing and securities lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Group minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Group when deemed necessary.

   The following table presents cash collateral received and paid under securities lending, repurchase agreements, securities borrowing and reverse repurchase agreements.

	Securities	Securities	Securities	Securities
	borrowed	lent	borrowed	lent
CHF million	31.12.00	31.12.00	31.12.99	31.12.99

Cash collateral by counterparties
Banks	159,619	18,291	99,810	8,926
Customers	18,238	5,127	13,352	3,906

Total cash collateral on securities borrowed and lent	177,857	23,418	113,162	12,832

	Reverse		Reverse
	repurchase	Repurchase	repurchase	Repurchase
	agreements	agreements	agreements	agreements
CHF million	31.12.00	31.12.00	31.12.99[1]	31.12.99[1]

Agreements by counterparties
Banks	144,505	175,421	93,104	125,054
Customers	49,296	120,092	39,287	71,860

Total repurchase and reverse repurchase agreements	193,801	295,513	132,391	196,914

1 The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies).

Under reverse repurchase, securities borrowing, and other collateralized arrangements, the Group obtains securities on terms which permit it to repledge or resell the securities to others. At 31 December 2000, the Group held CHF 478 billion of securities on such terms, CHF 407 billion of which have been either pledged or otherwise transferred to others in connection with its financing activities or to satisfy its commitments under short sale transactions.

UBS Group Financial Statements
Notes to the Financial Statements

Note 14   Trading Portfolio

Trading assets and liabilities are carried at fair value. The following table presents the carrying value of trading assets and liabilities at the end of the reporting period.

CHF million	31.12.00	31.12.99[1]

Trading portfolio assets

Debt instruments
Swiss government and government agencies	1,104	7,391
US Treasury and government agencies	19,769	21,816
Other government	33,222	65,804
Corporate listed instruments	64,514	13,420
Other unlisted instruments	26,583	8,322

Total	145,192	116,753

Equity instruments
Listed instruments	102,571	87,089
Unlisted instruments	2,320	2,963

Total	104,891	90,052

Precious metals	3,213	5,127

Total trading portfolio assets	253,296	211,932

Trading portfolio liabilities

Debt instruments
Swiss government and government agencies	439	0
US Treasury and government agencies	13,645	24,535
Other government	5,070	11,917
Corporate listed instruments	31,905	6,502
Other unlisted instruments	192	9

Total	51,251	42,963

Listed equity instruments	31,381	11,675

Total trading portfolio liabilities	82,632	54,638

1 The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies).

The Group trades debt, equity, precious metals, foreign currency and derivatives to meet the financial needs of its customers and to generate revenue through its trading activities. Note 26 provides a description of the various classes of derivatives together with the related volumes used in the Group’s trading activities, whereas Note 13 provides further details about cash collateral on securities borrowed and lent and repurchase and reverse repurchase agreements.

   Included in total trading portfolio assets above are CHF 59 billion of securities pledged to others under terms which permit the counterparty to sell or repledge and CHF 12 billion of securities pledged to others under terms which do not permit the counterparty to resell or repledge.

UBS Group Financial Statements
Notes to the Financial Statements

Note 15   Financial Investments

CHF million	31.12.00	31.12.99

Debt instruments
Listed	1,403	1,357
Unlisted	4,803	609

Total	6,206	1,966

Equity investments
Listed	1,119	356
Unlisted	1,438	557

Total	2,557	913

Private equity investments	6,658	3,001

Properties held for resale	984	1,159

Total financial investments	16,405	7,039

thereof eligible for discount at central banks	381	563

The following table gives additional disclosure in respect of the valuation methods used.

	Book value	Fair value	Book value	Fair value
CHF million	31.12.00	31.12.00	31.12.99	31.12.99

Valued at amortized cost
Debt instruments	5,851	5,853	677	687

Valued at the lower of cost or market value
Debt instruments	355	367	1,289	1,314
Equity instruments	2,557	3,031	913	939
Properties held for resale	984	1,150	1,159	1,194

Total	3,896	4,548	3,361	3,447

Valued at cost less adjustments for impairments
Private equity investments	6,658	7,940	3,001	4,146

Total financial investments	16,405	18,341	7,039	8,280

Note 16   Investments in Associates

	Carrying						Carrying
	amount						amount
	at					Change in	at
	31.12.99	Additions	Disposal[1]	Income	Write-offs	equity	31.12.00
CHF million

Total investments in associates	1,102	65	(287)	62	(4)	(58)	880

1 The figure of CHF 287 million for disposals for the year ended 31 December 2000 primarily consists of disposal of a stake in National Versicherung AG.

UBS Group Financial Statements
Notes to the Financial Statements

Note 17   Property and Equipment

			IT, soft-	Other
	Bank		ware and	machines
	occupied	Investment	communi-	and
CHF million	properties	properties	cation	equipment	31.12.00	31.12.99

Historical cost
Balance at the beginning of the year	9,085	2,006	3,321	2,798	17,210	18,505
Additions	233	138	1,032	237	1,640	1,813
Additions from acquired companies	0	0	201	818	1,019	755
Disposals	(224)	(176)	(279)	(90)	(769)	(4,333)
Reclassifications [1]	(287)	(145)	0	0	(432)	0
Foreign currency translation	0	7	(18)	(26)	(37)	470
Balance at the end of the year	8,807	1,830	4,257	3,737	18,631	17,210

Accumulated depreciation
Balance at the beginning of the year	3,625	539	2,416	1,929	8,509	8,619
Depreciation [2]	395	119	952	419	1,885	2,105
Disposals	(84)	(31)	(268)	(70)	(453)	(2,500)
Reclassifications [1]	(97)	(79)	0	0	(176)	0
Foreign currency translation	1	2	(26)	(21)	(44)	285
Balance at the end of the year	3,840	550	3,074	2,257	9,721	8,509

Net book value at the end of the year [3]	4,967	1,280	1,183	1,480	8,910	8,701

1 Properties held for sale of CHF 256 million (CHF 432 million acquisition costs and CHF 176 million accumulated depreciation) have been reclassified to Note 15 Financial Investments. 2 Depreciation of CHF 1,885 million includes CHF 277 million that was charged against the restructuring provision. 3 Fire insurance value of property and equipment is CHF 14,570 million (1999: CHF 15,004 million).

Note 18   Goodwill and other Intangible Assets

		Other
		intangible
CHF million	Goodwill	assets	31.12.00	31.12.99

Historical cost
Balance at the beginning of the year	4,229	305	4,534	3,000
Additions	12,939	4,902	17,841	1,467
Write-offs	(16)	0	(16)	(192)
Reclassifications	(41)	41	0	(88)
Foreign currency translation	(839)	(354)	(1,193)	347
Balance at the end of the year	16,272	4,894	21,166	4,534

Accumulated amortization
Balance at the beginning of the year	951	40	991	790
Amortization	533	134	667	340
Write-offs	(16)	0	(16)	(183)
Reclassifications	(16)	16	0	(2)
Foreign currency translation	(7)	(6)	(13)	46
Balance at the end of the year	1,445	184	1,629	991

Net book value at the end of the year	14,827	4,710	19,537	3,543

UBS Group Financial Statements
Notes to the Financial Statements

Note 19   Other Assets

CHF million	Note	31.12.00	31.12.99

Deferred tax assets	24	2,208	742
Settlement and clearing accounts		3,153	4,911
VAT and other tax receivables		419	702
Prepaid pension costs		405	456
Other receivables		2,322	4,196

Total other assets		8,507	11,007

UBS Group Financial Statements
Notes to the Financial Statements

Balance Sheet: Liabilities

Note 20   Due to Banks and Customers

CHF million	31.12.00	31.12.99

Due to banks	82,240	76,365

Due to customers in savings and investment accounts	68,213	78,640
Amounts due to customers on demand and time	242,466	201,320

Total due to customers	310,679	279,960

Total due to banks and customers	392,919	356,325

Note 21   Long-Term Debt

The Group issues both CHF and non-CHF denominated fixed and floating rate debt. Publicly placed fixed rate debt pays interest at rates up to 21.5% including structured note issues. Floating rate debt pays interest based on the three-month or six-month London Interbank Offered Rate “LIBOR”.

   Subordinated debt securities are unsecured obligations of the Group and are subordinated in right of payment to all present and future senior indebtedness and certain other obligations of the Group. At 31 December 2000 and 31 December 1999, the Group had CHF 13,018 million and CHF 13,106 million, respectively, in subordinated debt excluding convertible and exchangeable debt and notes with warrants which have been included in the following paragraph. Subordinated debt usually pays interest annually and provides for single principal payments upon maturity. At 31 December 2000 and 31 December 1999, the Group had CHF 40,428 million and CHF 41,093 million, respectively, in unsubordinated debt.
   The Group issues convertible obligations that can be exchanged for common stock of UBS AG and notes with warrants attached on UBS AG shares. Furthermore, the Group issues notes exchangeable into common stock or preferred stock of other companies, or repaid based on the performance of an index or group of securities. At 31 December 2000 and 31 December 1999, the Group had CHF 1,409 million and CHF 2,133 million, respectively, in convertible and exchangeable debt and notes with warrants attached outstanding.
   The Group, as part of its interest-rate risk management process, utilizes derivative instruments to modify the repricing characteristics of the notes/ bonds issued. The Group also utilizes other derivative instruments to manage the foreign exchange impact of certain long-term debt obligations.
   The Group issues credit-linked notes generally through private placements. The credit-linked notes are usually senior unsecured obligations of UBS AG, acting through one of its branches, and can be subject to early redemption in the event of a defined credit event. Payment of interest and/ or principal is dependent upon the performance of a reference entity or security. The rate of interest on each credit-linked note is either floating and determined by reference to LIBOR plus a spread or fixed. Medium-term and credit-linked notes have been included in the amounts disclosed above as unsubordinated debt.

CHF million	31.12.00	31.12.99

Total bond issues	48,179	48,305
Shares in bond issues of the Swiss Regional or Cantonal Banks’ Central Bond Institutions	1,305	2,055
Medium-term notes	5,371	5,972

Total long-term debt	54,855	56,332

UBS Group Financial Statements
Notes to the Financial Statements

Note 21   Long-Term Debt (continued)

Contractual maturity date

	UBS AG (parent)		Subsidiaries

	Fixed	Floating	Fixed
CHF million	rate	rate	rate

2001	13,021	251	2,033
2002	7,645	153	2,407
2003	4,232	135	1,275
2004	1,327	8	1,261
2005	3,463	81	664
2006 – 2010	5,888	107	1,923
Thereafter	3,150	55	1,214

Total	38,726	790	10,777

[Additional columns below]

[Continued from above table, first column(s) repeated]

bsidia	ries

	Floating	Total
CHF million	rate	31.12.00

2001	373	15,678
2002	889	11,094
2003	19	5,661
2004	1,836	4,432
2005	249	4,457
2006 – 2010	1,173	9,091
Thereafter	23	4,442

Total	4,562	54,855

Publicly placed bond issues of UBS AG (parent company) outstanding at 31.12.2000

				Premature
Year of	Interest			redemption
issue	rate in %	Remarks	Maturity	possible	Currency

1999	10.250		12.01.2001		EUR
1996	3.000		07.02.2001		USD
1999	10.000		12.02.2001		CHF
1999	12.250		15.02.2001		GBP
1999	14.100		27.02.2001		SEK
1999	12.000		29.03.2001		GBP
1999	11.000		30.03.2001		USD
1996	3.625		10.04.2001		CHF
1991	5.000		15.04.2001		CHF
1998	7.500		11.05.2001		CHF
1998	7.500		11.05.2001		CHF
1998	7.000		18.05.2001		CHF
1999	12.500		06.06.2001		GBP
1999	5.250		14.06.2001		CHF
1999	10.750		15.06.2001		EUR
2000	17.750		05.07.2001		EUR
1999	11.000		06.07.2001		EUR
1998	7.500		10.07.2001		CHF
1998	7.500		10.07.2001		CHF
2000	21.500		12.07.2001		EUR
1993	5.125		15.07.2001		CHF
1997	1.750		25.07.2001		USD
2000	17.000		30.07.2001		EUR
1998	8.000		03.08.2001		CHF
2000	15.500		06.08.2001		EUR
2000	14.250		10.08.2001		USD
1998	8.000		17.08.2001		CHF
1998	8.000		17.08.2001		CHF
2000	15.500		24.08.2001		EUR
2000	17.500		24.08.2001		EUR
2000	15.750		03.09.2001		EUR
1991	7.000	subordinated	04.09.2001		CHF
2000	15.000		06.09.2001		USD
1994	5.375		07.09.2001		CHF
2000	17.000		10.09.2001		EUR
2000	16.500		25.09.2001		EUR
2000	16.250		04.10.2001		EUR
1999	8.500		05.10.2001		CHF
2000	14.500		11.10.2001		EUR
2000	8.750		11.10.2001		CHF
2000	15.000		19.10.2001		USD

[Additional columns below]

[Continued from above table, first column(s) repeated]

Year of	Amount
issue	in millions

1999	160	[1]
1996	100
1999	375	[2]
1999	20	[3]
1999	193	[4]
1999	10	[5]
1999	10	[6]
1996	400
1991	60
1998	60	[7]
1998	801	[7]
1998	738	[8]
1999	10	[9]
1999	410	[10]
1999	50	[11]
2000	100	[12]
1999	40	[13]
1998	372	[10]
1998	40	[10]
2000	45	[14]
1993	30
1997	96	[15]
2000	80	[16]
1998	920	[17]
2000	60	[18]
2000	25	[19]
1998	50	[20]
1998	450	[20]
2000	145	[21]
2000	95	[22]
2000	105	[23]
1991	250
2000	45	[24]
1994	200
2000	10	[25]
2000	15	[26]
2000	15	[27]
1999	120	[28]
2000	135	[29]
2000	50	[10]
2000	20	[30]

UBS Group Financial Statements
Notes to the Financial Statements

Note 21   Long-Term Debt (continued)

Publicly placed bond issues of UBS AG (parent company) outstanding at 31.12.2000

				Premature
Year of	Interest			redemption
issue	rate in %	Remarks	Maturity	possible	Currency

2000	16.500		29.10.2001		EUR
2000	16.000		02.11.2001		USD
2000	11.750		09.11.2001		CHF
2000	18.750		19.11.2001		USD
2000	20.250		27.11.2001		USD
1999	11.625		06.12.2001		GBP
2000	16.500		21.12.2001		USD
2000	14.250		28.12.2001		USD
2000	12.250		11.01.2002		EUR
2000	13.250		18.01.2002		EUR
2000	12.500		18.01.2002		EUR
2000	0.100		28.01.2002		JPY
1992	7.000	subordinated	06.02.2002		CHF
2000	9.000		14.03.2002		CHF
1998	5.750		18.03.2002		USD
2000	10.000		10.04.2002		CHF
1996	4.000		18.04.2002		CHF
2000	18.500		28.05.2002		USD
1999	11.000		06.06.2002		GBP
1990	7.500	subordinated	07.06.2002		CHF
2000	18.250		27.06.2002		USD
2000	6.500		28.06.2002		CHF
1992	7.500	subordinated	10.07.2002		CHF
1997	6.500		18.07.2002		USD
1997	1.000		07.08.2002		DEM
2000	8.375		07.08.2002		EUR
1996	2.000		23.08.2002		CHF
2000	9.000		02.10.2002		CHF
1992	7.000	subordinated	16.10.2002		CHF
1996	6.750		18.10.2002		USD
1995	4.375		07.11.2002		CHF
1996	3.250		20.12.2002		CHF
2000	8.000		11.02.2003		USD
1991	7.500	subordinated	15.02.2003	15.02.2001	CHF
1998	1.000		25.02.2003		EUR
1993	4.875	subordinated	03.03.2003		CHF
1997	1.500		14.03.2003		DEM
1998	1.000		20.03.2003		NLG
1993	4.000	subordinated	31.03.2003		CHF
1993	3.500	subordinated	31.03.2003		CHF
1999	1.000		05.05.2003		USD
1998	1.625		14.05.2003		USD
1991	7.000	subordinated	16.05.2003	16.05.2001	CHF
1995	5.250	subordinated	20.06.2003		CHF
2000	0.000		14.07.2003		USD
2000	0.000		14.07.2003		USD
2000	5.200		28.08.2003		CHF
1996	1.500		20.11.2003		CHF
2000	1.850		25.11.2003		CHF
1993	3.000		26.11.2003		CHF
1994	6.250	subordinated	06.01.2004		USD
1992	7.250	subordinated	10.01.2004	10.01.2002	CHF
2000	0.500		10.02.2004		USD
2000	1.000		07.06.2004		USD
1991	4.250	subordinated	25.06.2004		CHF
1999	3.500		01.07.2004		EUR
1997	7.375	subordinated	26.11.2004		GBP

[Additional columns below]

[Continued from above table, first column(s) repeated]

Year of	Amount
issue	in millions

2000	75	[31]
2000	40	[32]
2000	110	[7]
2000	30	[33]
2000	20	[34]
1999	10	[35]
2000	20	[36]
2000	10	[37]
2000	30	[38]
2000	20	[39]
2000	20	[40]
2000	10,000	[15]
1992	200
2000	256	[28]
1998	250
2000	100	[17]
1996	200
2000	75	[41]
1999	15	[42]
1990	300
2000	50	[32]
2000	50	[43]
1992	200
1997	300
1997	19	[44]
2000	45	[45]
1996	301
2000	220	[17]
1992	200
1996	250
1995	250
1996	350
2000	15
1991	300
1998	60	[46]
1993	200
1997	80	[47]
1998	125	[48]
1993	200
1993	200
1999	80	[49]
1998	100	[50]
1991	200
1995	200
2000	10	[51]
2000	10	[51]
2000	26
1996	27	[52]
2000	13
1993	200
1994	300
1992	150
2000	75	[53]
2000	25	[54]
1991	300
1999	250
1997	250

UBS Group Financial Statements
Notes to the Financial Statements

Note 21   Long-Term Debt (continued)

Publicly placed bond issues of UBS AG (parent company) outstanding at 31.12.2000

				Premature
Year of	Interest			redemption
issue	rate in %	Remarks	Maturity	possible	Currency

1993	4.750	subordinated	08.01.2005	08.01.2003	CHF
1995	4.000	subordinated	07.02.2005		CHF
1995	5.500		10.02.2005		CHF
2000	1.000		18.02.2005		USD
2000	1.000		21.03.2005		EUR
1995	5.625	subordinated	13.04.2005		CHF
2000	0.000		31.05.2005		JPY
1995	8.750	subordinated	20.06.2005		GBP
2000	0.000		14.07.2005		USD
1995	6.750	subordinated	15.07.2005		USD
1995	5.250	subordinated	18.07.2005		CHF
1995	5.000	subordinated	24.08.2005		CHF
2000	7.300		06.09.2005		HKD
1995	4.500		21.11.2005		CHF
1999	0.000		08.12.2005		USD
1999	3.500		26.01.2006		EUR
1996	4.250	subordinated	06.02.2006		CHF
1996	4.000		14.02.2006		CHF
1999	2.500		29.03.2006		CHF
1999	1.500		12.07.2006		USD
1996	7.250	subordinated	17.07.2006		USD
1996	7.250	subordinated	01.09.2006		USD
1995	5.000	subordinated	07.11.2006		CHF
1996	6.250	subordinated	06.12.2006		DEM
1997	8.000	subordinated	08.01.2007		GBP
1997	5.750	subordinated	12.03.2007		DEM
1998	3.500		27.08.2008		CHF
1997	5.875	subordinated	18.08.2009		FRF
1986	5.000	subordinated	10.02.2011	10.02.2001	CHF
1995	7.375	subordinated	15.07.2015		USD
1995	7.000	subordinated	15.10.2015		USD
1997	7.375	subordinated	15.06.2017		USD
1990	0.000		31.03.2020		CHF
1995	7.500	subordinated	15.07.2025		USD
1995	8.750	subordinated	18.12.2025		GBP
1996	7.750	subordinated	01.09.2026		USD

[Additional columns below]

[Continued from above table, first column(s) repeated]

Year of	Amount
issue	in millions

1993	200
1995	150
1995	150
2000	30	[55]
2000	50	[56]
1995	150
2000	5,000	[15]
1995	250
2000	10	[51]
1995	200
1995	200
1995	250
2000	200
1995	300
1999	50	[57]
1999	650
1996	250
1996	200
1999	250
1999	100	[58]
1996	500
1996	150
1995	250
1996	500
1997	450
1997	350
1998	300
1997	2,000
1986	250
1995	150
1995	300
1997	300
1990	59
1995	350
1995	150
1996	300

UBS Group Financial Statements
Notes to the Financial Statements

Note 21   Long-Term Debt (continued)

Publicly placed bond issues of UBS subsidiaries outstanding at 31.12.2000

				Premature
Year of	Interest			redemption
issue	rate in %	Remarks	Maturity	possible	Currency

UBS Americas Inc. (former PaineWebber)
1999	7.460		11.01.2001		USD
1999	5.830		25.01.2001		USD
2000	6.924		26.01.2001		USD
2000	6.820		05.04.2001		USD
1999	7.060		16.05.2001		USD
2000	7.500		17.05.2001		USD
1998	6.185		21.05.2001		USD
1999	5.810		08.06.2001		USD
2000	7.540		18.06.2001		USD
1999	7.060		20.06.2001		USD
1998	6.870		26.06.2001		USD
1997	6.585		23.07.2001		USD
1997	6.520		26.09.2001		USD
1997	6.440		28.09.2001		USD
1999	7.090		19.11.2001		USD
1997	6.580		14.12.2001		USD
1991	9.250		17.12.2001		USD
2000	6.910		19.02.2002		USD
1997	6.990		18.03.2002		USD
1999	6.015		28.03.2002		USD
1999	6.020		22.04.2002		USD
1995	8.250		01.05.2002		USD
2000	7.590		02.05.2002		USD
1999	7.060		14.05.2002		USD
1999	7.030		20.05.2002		USD
2000	1.010		01.07.2002		JPY
2000	7.358		15.07.2002		USD
1992	8.390	subordinated	24.07.2002		USD
1997	7.035		14.08.2002		USD
1997	7.010		27.08.2002		USD
1992	7.750		02.09.2002		USD
1997	7.010		19.09.2002		USD
1997	6.650		15.10.2002		USD
1999	7.210		30.10.2002		USD
1999	7.259		18.11.2002		USD
1999	7.160		18.12.2002		USD
1998	7.140		03.02.2003		USD
1998	6.250		04.02.2003		USD
2000	7.020		14.02.2003		USD
1993	7.875		17.02.2003		USD
1998	7.110		13.03.2003		USD
2000	1.270		13.03.2003		JPY
1998	6.320		18.03.2003		USD
1998	6.331		20.05.2003		USD
1998	6.980		23.06.2003		USD
1993	6.785		01.07.2003		USD
1999	1.340		01.07.2003		JPY
1993	7.130	subordinated	02.07.2003		USD
2000	7.250		23.07.2003		USD
1994	6.900	subordinated	15.08.2003		USD
1994	6.930	subordinated	15.08.2003		USD
1996	7.300		15.10.2003		USD
1998	6.450		01.12.2003		USD
1998	8.010		01.12.2003		USD
1994	6.730		20.01.2004		USD
2000	6.730		26.01.2004		USD

[Additional columns below]

[Continued from above table, first column(s) repeated]

Year of	Amount
issue	in millions

UB
1999	15
1999	20
2000	50
2000	30
1999	8
2000	49
1998	25
1999	10
2000	49
1999	8
1998	7
1997	25
1997	22
1997	22
1999	12
1997	10
1991	154
2000	20
1997	10
1999	20
1999	45
1995	128
2000	25
1999	25
1999	12
2000	900
2000	101
1992	6
1997	25
1997	15
1992	178
1997	25
1997	25
1999	10
1999	40
1999	11
1998	12
1998	25
2000	12
1993	103
1998	10
2000	900
1998	45
1998	25
1998	10
1993	30
1999	900
1993	7
2000	7
1994	10
1994	28
1996	20
1998	340
1998	26
1994	21
2000	20

UBS Group Financial Statements
Notes to the Financial Statements

Note 21   Long-Term Debt (continued)

Publicly placed bond issues of UBS subsidiaries outstanding at 31.12.2000

				Premature
Year of	Interest			redemption
issue	rate in %	Remarks	Maturity	possible	Currency

USB Americas Inc. (former PaineWebber) (continued)
1999	7.580		28.01.2004		USD
1997	6.900	subordinated	09.02.2004		USD
1994	6.680		10.02.2004		USD
1999	7.510		10.02.2004		USD
1999	7.015		10.02.2004		USD
2000	7.660		12.02.2004		USD
1999	7.360		11.05.2004		USD
1999	6.375		17.05.2004		USD
1999	7.280		27.05.2004		USD
1997	7.060		18.08.2004		USD
1996	7.550		04.10.2004		USD
1997	6.790		04.10.2004		USD
1999	7.260		13.10.2004		USD
1996	7.490		15.10.2004		USD
1997	7.010		25.10.2004		USD
2000	7.410		27.01.2005		USD
2000	7.410		11.02.2005		USD
1995	8.875		15.03.2005		USD
1999	7.380		15.03.2005		USD
1998	6.520		06.04.2005		USD
2000	7.678		15.07.2005		USD
1993	6.500		01.11.2005		USD
1999	7.460		14.11.2005		USD
1996	6.750		01.02.2006		USD
1999	7.330		01.05.2006		USD
1999	7.330		01.05.2006		USD
1997	7.220		20.02.2007		USD
1997	7.110		22.10.2007		USD
1998	6.720		01.04.2008		USD
1998	6.730		03.04.2008		USD
1998	6.550		15.04.2008		USD
1998	6.520		21.04.2008		USD
1998	7.180		31.07.2008		USD
1996	7.625		15.10.2008		USD
1999	6.640		05.02.2009		USD
1999	7.625		01.12.2009		USD
1998	6.650		13.04.2010		USD
1998	6.640		14.04.2010		USD
1999	6.760		16.05.2011		USD
1997	7.740		30.01.2012		USD
1994	7.625		17.02.2014		USD
1997	8.060		17.01.2017		USD
1997	7.930		06.02.2017		USD
1997	7.810		13.02.2017		USD
1997	7.910		17.03.2017		USD
1997	7.990		09.06.2017		USD
1997	7.605		17.07.2017		USD
1997	7.633		11.09.2017		USD
1997	7.390		16.10.2017		USD
1998	7.310		07.05.2018		USD
1996	8.300	subordinated	12.01.2036	12.03.2001	USD
1997	8.080	subordinated	03.01.2037	03.01.2002	USD

[Additional columns below]

[Continued from above table, first column(s) repeated]

Year of	Amount
issue	in millions

US
1999	10
1997	15
1994	21
1999	13
1999	14
2000	11
1999	46
1999	534
1999	12
1997	25
1996	25
1997	14
1999	31
1996	12
1997	20
2000	26
2000	12
1995	125
1999	57
1998	31
2000	26
1993	208
1999	32
1996	102
1999	10
1999	11
1997	10
1997	26
1998	36
1998	44
1998	257
1998	10
1998	10
1996	157
1999	27
1999	290
1998	26
1998	31
1999	11
1997	21
1994	212
1997	28
1997	11
1997	17
1997	22
1997	11
1997	21
1997	11
1997	27
1998	14
1996	198
1997	203

UBS Group Financial Statements
Notes to the Financial Statements

Footnotes

[1]	GOAL on Royal Dutch shares
[2]	GOAL on Swisscom shares
[3]	GOAL on Lloyds TSB shares
[4]	Convertible into Omvand Konvertible Svensk Basportfolj
[5]	GOAL on British Telecom shares
[6]	GOAL on S&P Index
[7]	GOAL on Credit Suisse shares
[8]	GOAL on Novartis shares
[9]	GOAL on BP Amoco shares

[10]	GOAL on Roche GS
[11]	GOAL on SAP shares
[12]	GOAL on Philips shares
[13]	GOAL on Bank Austria shares
[14]	GOAL on Sonera shares
[15]	Convertible into Nikkei 225 Index
[16]	GOAL on Sony ADR’s
[17]	GOAL on UBS AG shares
[18]	GOAL on Telefonica shares
[19]	GOAL on Cisco shares
[20]	GOAL on Zurich Fin. Services shares
[21]	GOAL on Nokia shares
[22]	GOAL on Vivendi shares
[23]	GOAL on Ericsson shares
[24]	GOAL on Lucent shares
[25]	GOAL on Kyocera shares
[26]	GOAL on Telecom Italia Mobile shares
[27]	GOAL on ICI shares
[28]	GOAL on ABB shares
[29]	GOAL on Siemens shares
[30]	GOAL on Telmex shares
[31]	GOAL on Deutsche Telekom shares
[32]	GOAL on Intel shares
[33]	GOAL on Texas Instruments shares
[34]	GOAL on Nortel shares
[35]	GOAL on Granada Group shares
[36]	GOAL on IBM shares
[37]	GOAL on Nasdaq 100 Index
[38]	GOAL on Banco Bilbao shares
[39]	GOAL on Carrefour shares
[40]	GOAL on Bayer shares
[41]	GOAL on Motorola shares
[42]	GOAL on Glaxo shares
[43]	GOAL on Swiss Re shares
[44]	Convertible into European Insurance Shares Basket
[45]	GOAL on Daimler Chrysler shares
[46]	Convertible into FTSE Index
[47]	Indexed to UBS Currency Portfolio
[48]	Convertible into UBS Dutch Corporate Basket
[49]	Convertible into Sony shares
[50]	Convertible into UBS Oil Basket
[51]	Convertible into UBS Global Equity Arbitrage
[52]	Convertible into SMI Index
[53]	Convertible into NTT shares
[54]	Convertible into Blue Chip Basket
[55]	Convertible into Nasdaq 100 Index
[56]	Convertible into STOXX 50 Index
[57]	PEP on Internet Perf. Basket
[58]	Convertible into AT&T shares
[59]	PIP on Worldbasket

PIP	Protected Index Participation
PEP	Protected Equity Participation

GOAL	Geld- oder Aktien-Lieferung (cash or share delivery)

Note 21   Long-Term Debt (continued)

Publicly placed bond issues of UBS subsidiaries outstanding at 31.12.2000

				Premature
Year of	Interest			redemption
issue	rate in %	Remarks	Maturity	possible	Currency

UBS Finance (Curaçao) N.V.
1996	2.500		30.10.2001		DEM
1996	2.500		30.10.2001		DEM
1997	2.500		30.10.2001		DEM
1990	9.125		08.02.2002		USD
1992	FRN		13.11.2002		USD
1997	0.000		29.01.2027		LIT
1998	0.000		03.03.2028	03.03.2003	DEM

UBS Australia Ltd.
1997	3.250		02.10.2001		USD
1999	5.000		25.02.2002		AUD
1999	5.000		25.02.2004		AUD

S.G.W. Finance plc
1991	13.250		30.03.2001		AUD

S.G. Warburg Group plc
1994	9.000	subordinated	perpetual		GBP

UBS Finance (Cayman Islands) Ltd.
1991	0.000		28.02.2001		STG
2000	0.000		10.02.2005		USD

[Additional columns below]

[Continued from above table, first column(s) repeated]

Year of	Amount
issue	in millions

UB
1996	100
1996	150
1997	100
1990	225
1992	250
1997	226’955
1998	136

UB
1997	101
1999	104
1999	104

S.
1991	60

S.
1994	12

UB
1991	200
2000	22 [59]

UBS Group Financial Statements
Notes to the Financial Statements

Note 22   Other Liabilities

CHF million	Note	31.12.00	31.12.99

Provisions, including restructuring provision	23	3,024	3,611
Provisions for commitments and contingent liabilities		54	149
Current tax liabilities		2,423	1,747
Deferred tax liabilities	24	1,565	994
VAT and other tax payables		1,071	888
Settlement and clearing accounts		4,906	4,789
Other payables		5,713	3,814

Total other liabilities		18,756	15,992

Note 23   Provisions, including Restructuring Provision

Business risk provisions

Business risk provisions consist mainly of provisions for operational risks and reserves for litigation.

CHF million	31.12.00	31.12.99

Balance at the beginning of the year	2,182	4,121
New provisions charged to income	746	539
Provisions applied	(1,316)	(705)
Recoveries and adjustments	682	(1,773)[1]

Balance at the end of the year	2,294	2,182

1 Includes reclassification of valuation adjustments of CHF 2,384 million to related trading assets and liabilities.

UBS/SBC merger restructuring provision

At the announcement of the UBS/SBC merger in December 1997, it was communicated that the merged firm’s operations in various locations would be combined, resulting in vacant properties, reductions in personnel, elimination of redundancies in the information technology platforms, exit costs and other costs. As a result, a restructuring provision of CHF 7,300 million (of which CHF 7,000 million was recognized as a restructuring expense in 1997 and CHF 300 million was recognized as a component of general and administrative expense in the fourth quarter of 1999) was established, to be used over a period of four years. At 31 December 2000, the Group had utilized CHF 6,570 million of the provisions.
   The restructuring provision included approximately CHF 3,000 million for employee termination benefits, CHF 1,500 million for sale and lease breakage costs associated with the closure of premises, CHF 1,650 for IT integration projects and write-offs or equipment which management had committed to dispose of and CHF 1,150 million for other costs classified as Personal expenses, General and administrative expense or Other income.
   The employee terminations affected all functional levels and all operating Business Groups. CHF 2,000 million of the provision related to employee termination benefits reflects the costs of eliminating approximately 7,800 positions, after considering attrition and redeployment within the Company. CHF 1,000 million of the provision related to payments to maintain stability in the workforce during the integration period. As of 31 December 2000, approximately 6,200 employees had been made redundant or retired early and the remaining personnel restructuring provision balance was CHF 410 million.

UBS Group Financial Statements
Notes to the Financial Statements

Note 23   Provisions, including Restructuring Provision (continued)

CHF million	31.12.00	31.12.99

Balance at the beginning of the year	1,429	2,973
Addition	0	300
Applied [1]
Personnel	(188)	(378)
IT	(63)	(642)
Premises	(399)	(673)
Other	(49)	(151)

Total utilized during the year	(699)	(1,844)

Balance at the end of the year	730	1,429

Total provisions, including restructuring provision	3,024	3,611

1 The expense categories refer to the nature of the expense rather than the income statement expense line.

Cumulative utilization, since establishment of UBS/SBC merger restructuring provision through 31 December 2000

CHF million	Personnel	IT	Premises	Other	Total

UBS Switzerland	476	1,086	184	220	1,966
UBS Asset Management	32	9		3	44
UBS Warburg	1,983	373	1	413	2,770
Corporate Center	99	34	1,154	503	1,790

Group total	2,590	1,502	1,339	1,139	6,570

Total provision					7,300

Future utilization					730

UBS Group Financial Statements
Notes to the Financial Statements

Note 24   Income Taxes

CHF million
For the year ended	31.12.00	31.12.99	31.12.98

Federal and cantonal
Current payable	1,325	849	213
Deferred	233	511	463

Foreign
Current payable	451	359	200
Deferred	311	(33)	28

Total income tax expense	2,320	1,686	904

The Group made net tax payments, including domestic federal, cantonal and foreign taxes, of CHF 959 million, CHF 1,063 million and CHF 733 million for the full years of 2000, 1999 and 1998, respectively.

   The components of operating profit before tax, and the differences between income tax expense reflected in the financial statements and the amounts calculated at the Swiss statutory rate of 25% are as follows:

CHF million
For the year ended	31.12.00	31.12.99	31.12.98

Operating profit before tax	10,199	7,893	3,871
Domestic	7,079	6,957	10,287
Foreign	3,120	936	(6,416)

Income taxes at Swiss statutory rate of 25%	2,550	1,973	968

Increase/(decrease) resulting from:
Applicable tax rates differing from Swiss statutory rate	(336)	55	88
Tax losses not recognized	164	39	1,436
Previously unrecorded tax losses now recognized	(655)	(215)	(142)
Lower taxed income	(401)	(278)	(1,849)
Non-deductible goodwill amortization	159	98	117
Other non-deductible expenses	432	34	55
Adjustments related to prior years	245	(112)	7
Change in deferred tax valuation allowance	162	92	224

Income tax expense	2,320	1,686	904

As of 31 December 2000 the Group had accumulated unremitted earnings from foreign subsidiaries on which deferred taxes had not been provided as the undistributed earnings of these foreign subsidiaries are indefinitely reinvested.

UBS Group Financial Statements
Notes to the Financial Statements

Note 24   Income Taxes (continued)

Significant components of the Group’s deferred income tax assets and liabilities (gross) are as follows:

CHF million	31.12.00	31.12.99

Deferred tax assets
Compensation and benefits	1,705	316
Restructuring provision	160	316
Allowance for credit losses	148	138
Net operating loss carry forwards	1,690	2,194
Others	1,069	237

Total	4,772	3,201
Valuation allowance	(2,564)	(2,459)

Net deferred tax assets	2,208	742

Deferred tax liabilities
Property and equipment	457	342
Investment in associates	86	153
Other provisions	133	142
Unrealized gains on investment securities	306	93
Others	583	264

Total	1,565	994

The change in the balance of the net deferred tax assets does not equal the deferred tax expense. This is due to the effect of foreign currency rate changes on tax assets and liabilities denominated in currencies other than CHF and also due to the integration of PaineWebber.

   Certain foreign branches and subsidiaries of the Group have deferred tax assets related to net operating loss carry forwards and other items. Because recognition of these assets is uncertain, the Group has established valuation allowances of CHF 2,564 million and CHF 2,459 million at 31 December 2000 and 31 December 1999, respectively.
   Net operating loss carry forwards totalling CHF 6,520 million at 31 December 2000 are available to reduce future taxable income of certain branches and subsidiaries.

The carry forwards have lives as follows:	31.12.00

One year	5
2 to 4 years	170
More than 4 years	6,345

Total	6,520

Note 25   Minority Interests

CHF million	31.12.00	31.12.99

Balance at the beginning of the year	434	990
Issuances and increases [1]	2,596	17
Decreases and dividend payments	(73)	(689)
Foreign currency translation	(159)	62
Minority interest in profit	87	54

Balance at the end of the year	2,885	434

1 Thereof issuance of Trust Preferred securities USD 1,500 million (CHF 2,594 million at issuance) in connection with the PaineWebber acquisition.

UBS Group Financial Statements
Notes to the Financial Statements

Note 26   Derivative Instruments

Derivatives held or issued for trading purposes

Most of the Group’s derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers at competitive prices to enable them to transfer, modify or reduce current or expected risks. Trading involves market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning involves managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and products.

Derivatives held or issued for non-trading purposes

The Group also uses derivatives as part of its asset and liability management activities.
   The majority of derivative positions used in UBS’s asset and liability management activities are established via intercompany transactions with independently managed units within the Group. When the Group purchases assets and issues liabilities at fixed interest rates it subjects itself to fair value fluctuations as market interest rates change. These fluctuations in fair value are managed by entering into interest rate contracts, mainly interest rate swaps which change the fixed rate instrument into a variable rate instrument.
   When the Group purchases foreign currency denominated assets, issues foreign currency denominated debt or has foreign net investments, it subjects itself to changes in value as exchange rates move. These fluctuations are managed by entering into currency swaps and forwards.

Type of derivatives

The Group uses the following derivative financial instruments for both trading and non-trading purposes:
   Swaps: Swaps are transactions in which two parties exchange cash flows on a specified notional amount for a predetermined period.
   Interest rate swap contracts generally represent the contractual exchange of fixed and floating rate payments of a single currency, based on a notional amount and an interest reference rate.

   Cross currency interest rate swaps generally involve the exchange of payments which are based on the interest reference rates available at the inception of the contract on two different currency principal balances that are exchanged. The principal balances are re-exchanged at an agreed upon rate at a specified future date.

   Forwards and futures: Forwards and futures are contractual obligations to buy or sell a financial instrument on a future date at a specified price. Forward contracts are effectively tailor-made agreements that are transacted between counterparties in the over-the-counter market (OTC), whereas futures are standardized contracts that are transacted on regulated exchanges.

   Options: Options are contractual agreements under which the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or sell (put option) by or at a set date, a specified amount of a financial instrument at a predetermined price. The seller receives a premium from the purchaser for this right.

Notional amounts and replacement values

The following table provides the notional amounts and the positive and negative replacement values of the Group’s derivative transactions.

   The notional amount is the amount of a derivative’s underlying asset, reference rate or index and is the basis upon which changes in the value of derivatives are measured. It provides an indication of the volume of business transacted by the Group but does not provide any measure of risk.

   Some derivatives are standardized in terms of their nominal amounts and settlement dates, and these are designed to be bought and sold in active markets (exchange traded). Others are packaged specifically for individual customers and are not exchange traded although they may be bought and sold between

UBS Group Financial Statements
Notes to the Financial Statements

Note 26   Derivative Instruments (continued)

counterparties at negotiated prices (OTC instruments).

   Positive replacement value represents the cost to the Group of replacing all transactions with a receivable amount if all the Group’s counterparties were to default. This measure is the industry standard for the calculation of current credit exposure. Negative replacement value is the cost to the Group’s counterparties of replacing all the Group’s transactions with a commitment if the Group were to default. The total positive and negative replacement values after netting are included in the balance sheet separately.

UBS Group Financial Statements
Notes to the Financial Statements

Note 26   Derivative Instruments (continued)

As at 31 December 2000				Term to maturity							Total
											notional
	Within 3 months		3-12 months		1-5 years		Over 5 years		Total	Total	amount
CHF million	PRV[1]	NRV[2]	PRV	NRV	PRV	NRV	PRV	NRV	PRV	NRV	CHF bn

Interest rate contracts
Over the counter (OTC) contracts
Forward contracts	517	791	167	360	284	256			968	1,407	1,066.3
Swaps	1,879	4,231	5,398	1,785	16,846	9,246	28,248	20,993	52,371	36,255	3,033.2
Options	542	541	865	2,969	1,512	6,862	701	4,541	3,620	14,913	864.6

Exchange-traded contracts [3]
Futures											454.6
Options	0	6		10					0	16	24.1

Total	2,938	5,569	6,430	5,124	18,642	16,364	28,949	25,534	56,959	52,591	5,442.8

Foreign exchange contracts
Over the counter (OTC) contracts
Forward contracts	22,652	20,140	8,098	9,410	939	1,084	35	27	31,724	30,661	1,250.3
Interest and currency swaps	2,563	1,621	2,921	2,507	8,715	7,031	3,019	2,098	17,218	13,257	345.9
Options	2,958	2,726	2,896	3,031	821	438	28	35	6,703	6,230	786.8

Exchange-traded contracts [3]
Futures											1.0
Options	4	1	21	4					25	5	1.2

Total	28,177	24,488	13,936	14,952	10,475	8,553	3,082	2,160	55,670	50,153	2,385.2

Precious metals contracts
Over the counter (OTC) contracts
Forward contracts	176	187	211	181	369	394	2	17	758	779	15.3
Options	128	80	206	201	934	936	85	119	1,353	1,336	75.2

Exchange-traded contracts [3]
Futures											0.7
Options	1	2	6	12					7	14	1.3

Total	305	269	423	394	1,303	1,330	87	136	2,118	2,129	92.5

Equity / Index contracts
Over the counter (OTC) contracts
Forward contracts	1,417	3,186	1,170	2,271	2,424	3,019	1,715	2,948	6,726	11,424	32.2
Options	1,751	3,867	6,977	12,358	4,752	17,985	311	2,648	13,791	36,858	283.8

Exchange-traded contracts [3]
Futures											15.3
Options	1,771	1,647	819	1,051	400	446	2	3	2,992	3,147	45.2

Total	4,939	8,700	8,966	15,680	7,576	21,450	2,028	5,599	23,509	51,429	376.5

Commodity contracts
Over the counter (OTC) contracts
Forward contracts		1				1			0	2	0.0
Options		1	1		3	3			4	4	0.0

Total		2	1		3	4			4	6	0.0

Total derivative instruments	36,359	39,028	29,756	36,150	37,999	47,701	34,146	33,429	138,260	156,30	8
Replacement value netting									80,385	80,385

Replacement values after netting									57,875	75,923

1  PRV: Positive replacement value. 2 NRV: Negative replacement value. 3 Exchange-traded products include proprietary trades only.

UBS Group Financial Statements
Notes to the Financial Statements

Note 26   Derivative Instruments (continued)

As at 31 December 1999 [1]				Term to maturity

	Within 3 months		3-12 months		1-5 years		Over 5 years		Total
CHF million	PRV [2]	NRV [3]	PRV	NRV	PRV	NRV	PRV	NRV	PRV

Interest rate contracts
Over the counter (OTC) contracts
Forward contracts	34	55	68	19	6	1			108
Swaps	5,248	2,100	3,125	2,871	22,565	24,168	35,557	30,301	66,495
Options	108	27	47	742	268	12	4	2,018	427

Exchange-traded contracts [4]
Futures
Options

Total	5,390	2,182	3,240	3,632	22,839	24,181	35,561	32,319	67,030

Foreign exchange contracts
Over the counter (OTC) contracts
Forward contracts	9,657	14,264	3,628	7,008	411	851	13	37	13,709
Interest and currency swaps	622	520	2,036	1,826	529	6,076	2,567	1,518	5,754
Options	3,344	2,708	3,934	3,138	8,883	411	30	10	16,191

Exchange-traded contracts [4]
Futures	0	1							0
Options	0	1	4	1					4

Total	13,623	17,494	9,602	11,973	9,823	7,338	2,610	1,565	35,658

Precious metals contracts
Over the counter (OTC) contracts
Forward contracts	1,092	1,047	44	62	70	60	0	0	1,206
Options	277	215	594	466	1,168	1,059	117	130	2,156

Exchange-traded contracts [4]
Futures
Options		5	5	8		10			5

Total	1,369	1,267	643	536	1,238	1,129	117	130	3,367

Equity / Index contracts
Over the counter (OTC) contracts
Forward contracts	526	1,721	1,148	2,044	503	5,325	1,762	2,787	3,939
Options	1,840	1,611	3,814	10,021	9,766	27,182	350	2,985	15,770

Exchange-traded contracts [4]
Futures	74	46							74
Options	1,395	304	1,744	4,047	72	63			3,211

Total	3,835	3,682	6,706	16,112	10,341	32,570	2,112	5,772	22,994

Commodity contracts
Over the counter (OTC) contracts
Forward contracts	29	25							29
Options	15	15							15

Total	44	40							44

Total derivative instruments	24,261	24,665	20,191	32,253	44,241	65,218	40,400	39,786	129,093
Replacement value netting									66,136

Replacement values after netting									62,957

[Additional columns below]

[Continued from above table, first column(s) repeated]

As at 31 December 1999 [1]		Total
		notional
	Total	amount
CHF million	NRV	CHF bn

Interest rate contracts
Over the counter (OTC) contracts
Forward contracts	75	554.0
Swaps	59,440	2,650.9
Options	2,799	1,877.0

Exchange-traded contracts [4]
Futures		774.1
Options		54.4

Total	62,314	5,910.4

Foreign exchange contracts
Over the counter (OTC) contracts
Forward contracts	22,160	1,077.1
Interest and currency swaps	9,940	252.3
Options	6,267	813.5

Exchange-traded contracts [4]
Futures	1	3.5
Options	2	3.7

Total	38,370	2,150.1

Precious metals contracts
Over the counter (OTC) contracts
Forward contracts	1,169	30.0
Options	1,870	82.9

Exchange-traded contracts [4]
Futures		0.8
Options	23	4.9

Total	3,062	118.6

Equity / Index contracts
Over the counter (OTC) contracts
Forward contracts	11,877	149.4
Options	41,799	264.7

Exchange-traded contracts [4]
Futures	46	25.1
Options	4,414	79.8

Total	58,136	519.0

Commodity contracts
Over the counter (OTC) contracts
Forward contracts	25	0.2
Options	15	0.1

Total	40	0.2

Total derivative instruments	161,922
Replacement value netting	66,136

Replacement values after netting	95,786

1  The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies). 2 PRV: Positive replacement value. 3 NRV: Negative replacement value. 4 Exchange-traded products include proprietary trades only.

UBS Group Financial Statements
Notes to the Financial Statements

Note 26   Derivative Instruments (continued)

The Group uses derivative instruments for trading and non-trading purposes as explained in the previous paragraphs. All derivatives instruments held or issued for trading or used to hedge another financial instrument carried at fair value are accounted for at fair value with changes in fair value recorded in Net trading income. The Group uses interest rate swaps in its asset / liability management. These interest rate swaps are accounted for on the accrual basis of accounting as an adjustment of Net interest income. They are disclosed under “non-trading” in the table below. Gains and losses on terminations of non-trading interest rate swaps are deferred and amortized to Net interest income over the remaining original maturity of the contract. All other derivatives used in asset/liability management are accounted for on a fair value basis of accounting due to the short term nature of these derivatives.

   The following table presents the fair value, average fair value and notional amounts for each class of derivative financial instrument, before netting, for the years ended 31 December 2000 and 31 December 1999 distinguished between held or issued for trading purposes and held or issued for non-trading purposes. Average balances for the years ended 31 December 2000 and 31 December 1999 are calculated from quarterly data.

	31 December 2000					31 December 1999[1]

					total					total
	total	average	total	average	notional	total	average	total	average	notional
CHF million	PRV	PRV	NRV	NRV	CHF bn	PRV	PRV	NRV	NRV	CHF bn

Trading
Interest Rate contracts	52,626	55,447	49,202	54,803	5,244	62,082	75,923	58,107	75,129	5,775
Foreign Exchange contracts	55,299	42,820	49,314	37,138	2,374	34,632	35,843	37,479	37,075	2,137
Precious Metal contracts	2,118	2,809	2,129	2,659	92	3,367	4,630	3,062	4,501	119
Equity/ Index contracts	23,509	22,224	51,429	46,591	377	22,994	18,366	58,136	42,984	519
Commodity contracts	4	18	6	18	0	44	383	40	213	0

Total	133,556	123,318	152,080	141,209		123,119	135,145	156,824	159,902

Non-Trading
Interest Rate contracts	4,333	3,997	3,389	3,400	199	4,948	5,014	4,207	4,212	135
Foreign Exchange contracts	371	364	839	1,057	11	1,026	669	891	622	13
Precious Metal contracts	0	0	0	0	0	0	0	0	0	0
Equity/ Index contracts	0	0	0	0	0	0	0	0	0	0
Commodity contracts	0	0	0	0	0	0	0	0	0	0

Total	4,704	4,361	4,228	4,457		5,974	5,683	5,098	4,834

Total Trading and Non-Trading
Interest Rate contracts	56,959	59,444	52,591	58,203	5,443	67,030	80,937	62,314	79,341	5,910
Foreign Exchange contracts	55,670	43,184	50,153	38,195	2,385	35,658	36,512	38,370	37,697	2,150
Precious Metal contracts	2,118	2,809	2,129	2,659	92	3,367	4,630	3,062	4,501	119
Equity/ Index contracts	23,509	22,224	51,429	46,591	377	22,994	18,366	58,136	42,984	519
Commodity contracts	4	18	6	18	0	44	383	40	213	0

Total	138,260	127,679	156,308	145,666		129,093	140,828	161,922	164,736

1 The 1999 figures have been restated to reflect retroactive changes in presentation.

UBS Group Financial Statements
Notes to the Financial Statements

Off-Balance Sheet and other Information

Note 27   Pledged Assets

Assets pledged or assigned as security for liabilities and assets subject to reservation of title

	Carrying	Related	Carrying	Related
	amount	liability	amount	liability
CHF million	31.12.00	31.12.00	31.12.99	31.12.99

Money market paper	28,395	5	35,578	707
Mortgage loans	1,639	1,121	2,536	1,736
Securities [1]	87,871	62,611	23,837	585
Property and equipment	137	66	170	91
Other	1	0	2,110	0

Total pledged assets	118,043	63,803	64,231	3,119

1 For the year ended 31 December 2000 includes securities pledged in respect of securities lending and repurchase agreements.

Assets are pledged as collateral for collateralized credit lines with central banks, loans from central mortgage institutions, deposit guarantees for savings banks, security deposits relating to stock exchange membership and mortgages on the Group’s property.

Note 28   Fiduciary Transactions

Fiduciary placement represents funds which customers have instructed the Group to place in foreign banks. The Group is not liable to the customer for any default by the foreign bank nor do creditors of the Group have a claim on the assets placed.

CHF million	31.12.00	31.12.99

Placements with third parties	69,300	60,221
Fiduciary credits and other fiduciary financial transactions	1,234	1,438

Total fiduciary transactions	70,534	61,659

UBS Group Financial Statements
Notes to the Financial Statements

Note 29   Commitments and Contingent Liabilities

Commitments and contingencies represent potential future liabilities of the Group resulting from credit facilities available to clients, but not yet drawn upon by them. They are subject to expiration at fixed dates. The Group engages in providing open credit facilities to allow clients quick access to funds required to meet their short-term obligations as well as their long-term financing needs. The credit facilities can take the form of guarantees, whereby the Group might guarantee repayment of a loan taken out by a client with a third party; standby letters of credit, which are credit enhancement facilities enabling the client to engage in trade finance at lower cost; documentary letters of credit, which are trade finance-related payments made on behalf of a client; commitments to enter into repurchase agreements; note issuance facilities and revolving underwriting facilities, which allow clients to issue money market paper or medium-term notes when needed without engaging in the normal underwriting process each time.

   The figures disclosed in the accompanying tables represent the amounts at risk should clients draw fully on all facilities and then default, and there is no collateral. Determination of the creditworthiness of the clients is part of the normal credit risk management process, and the fees charged for maintenance of the facilities reflect the various credit risks.

CHF million	31.12.00	31.12.99

Contingent liabilities
Credit guarantees and similar instruments [1]	18,651	18,822
Sub-participations	(5,669)	(3,665)

Total	12,982	15,157

Performance guarantees and similar instruments [2]	6,337	6,782
Sub-participations	(62)	(42)

Total	6,275	6,740

Irrevocable commitments under documentary credits	2,798	2,704

Gross contingent liabilities	27,786	28,308

Sub-participations	(5,731)	(3,707)

Net contingent liabilities	22,055	24,601

Irrevocable commitments
Undrawn irrevocable credit facilities	53,510	65,693
Sub-participations	(788)	(1,836)

Total	52,722	63,857

Liabilities for calls on shares and other equities	133	57

Gross irrevocable commitments	53,643	65,750

Sub-participations	(788)	(1,836)

Net irrevocable commitments	52,855	63,914

Gross commitments and contingent liabilities	81,429	94,058

Sub-participations	(6,519)	(5,543)

Net commitments and contingent liabilities	74,910	88,515

1 Credit guarantees in the form of bill of exchange and other guarantees, including guarantees in the form of irrevocable letters of credit, endorsement liabilities from bills rediscounted, advance payment guarantees and similar facilities. 2 Bid bonds, performance bonds, builders’ guarantees, letters of indemnity, other performance guarantees in the form of irrevocable letters of credit and similar facilities.

	Mortgage	Other
CHF million	collateral	collateral	Unsecured	Total

Overview of collateral
Gross contingent liabilities	154	12,703	14,929	27,786
Gross irrevocable commitments	1,124	7,455	44,931	53,510
Liabilities for calls on shares and other equities	0	0	133	133

Total 31.12.2000	1,278	20,158	59,993	81,429

Total 31.12.1999	577	20,130	73,351	94,058

UBS Group Financial Statements
Notes to the Financial Statements

Note 30   Operating Lease Commitments

Our minimum commitments for non-cancellable leases of premises and equipment are as follows:

CHF million	31.12.00

Operating leases due 2001	686
2002	652
2003	634
2004	580
2005	503
2006 and thereafter	3,958

Total commitments for minimum payments under operating leases	7,013

Operating expenses include CHF 816 million and CHF 742 million in respect of operating lease rentals for the year ended 31 December 2000 and 31 December 1999, respectively.

Note 31   Litigation

In the United States, several class actions, in relation to the business activities of Swiss Companies during World War II, have been brought against the bank (as legal successor to Swiss Bank Corporation and Union Bank of Switzerland) in the United States District Court for the Eastern District of New York (Brooklyn). These lawsuits were initially filed in October 1996. Another Swiss bank was designated as a defendant alongside us. On 12 August 1998, however, a settlement was reached between the parties. This settlement provides for a payment by the defendant banks to the plaintiffs, under certain terms and conditions, of an aggregate amount of USD 1.25 billion. UBS agreed to contribute up to two-thirds of this amount. As a result of contributions by Swiss industrial companies to the settlement, UBS’ share was reduced by CHF 50 million. A number of persons have elected to opt out of the settlement and not to participate in the class action. Based on our estimates of forthcoming contributions, we provided USD 610 million in 1998, an additional USD 95 million in 1999 and USD 123 million in 2000. Several payments have been made approximating the reserved amount. The settlement agreement was approved by the competent judge on 26 July 2000, and on 22 November 2000 the distribution plan was approved. Appeals against these decisions are still pending, but we do not believe they should have a financial impact on the Group.

   In addition, UBS AG and other companies within the UBS Group are subject to various claims, disputes and legal proceedings, as part of the normal course of business. The Group makes provision for such matters when, in the opinion of management and its professional advisors, it is probable that a payment will be made by the Group, and the amount can be reasonably estimated. All litigation provisions are included within Business risk provisions.
   In respect of the further claims asserted against the Group of which management is aware (which, according to the principles outlined above, have not been provided for), it is the opinion of management that such claims are either without merit, can be successfully defended or will result in exposure to the Group which is immaterial to both financial position and results of operations.

UBS Group Financial Statements
Notes to the Financial Statements

Note 32   Financial Instruments Risk Position

Overall risk position

The Group manages risk in a number of ways, including the use of a Value-at-Risk model combined with a system of trading limits.
   This section presents information about the results of the Group’s management of the risks associated with the use of financial instruments.

a)  Interest Rate Risk

Interest rate risk is the potential impact of changes in market interest rates on the fair values of assets and liabilities on the balance sheet and on the annual interest income and expense in the income statement.

Interest rate sensitivity

One commonly used method to present the potential impact of market movements is to show the effect of a one basis point (0.01%) change in interest rates on the fair values of assets and liabilities, analyzed by time bands within which the Group is committed. This type of presentation, described as a sensitivity analysis, is set out below. Interest rate sensitivity is one of the inputs to the Value-at-Risk (VaR) model used by the Group to manage its overall market risk, of which interest rate risk is a part.
   The following table sets out the extent to which the Group was exposed to interest rate risk at 31 December 2000. The table shows the potential impact of a one basis point (0.01%) increase in market interest rates which would influence the fair values of both assets and liabilities that are subject to fixed interest rates. The impact of such an increase in rates depends on the net asset or net liability position of the Group in each category, currency and time band in the table. A negative amount in the table reflects a potential loss to the Group due to the changes in fair values as a result of an increase in interest rates. A positive amount reflects a potential gain as a result of an increase in interest rates. Both primary and derivative instruments in trading and non-trading activities, as well as off-balance-sheet commitments are included in the table.

Note 32   Financial Instruments Risk Position (continued)
a)  Interest Rate Risk (continued)

UBS Group Financial Statements
Notes to the Financial Statements

Interest rate sensitivity position

		Interest sensitivity by time bands as of 31.12.2000
CHF thousand		Within 1	1 to 3	3 to 12	1 to 5
per basis point		month	months	months	years

CHF	Trading	41	(471)	854	63
	Non-trading	(39)	49	(49)	(6,802)

USD	Trading	(493)	2,007	293	(2,293)
	Non-trading	13	58	11	(342)

EUR	Trading	(82)	(152)	114	1,190
	Non-trading	0	9	1	82

GBP	Trading	(227)	152	145	(229)
	Non-trading	0	0	(36)	270

JPY	Trading	293	(1,532)	1,088	62
	Non-trading	0	0	0	(1)

Others	Trading	(2)	(41)	124	(50)
	Non-trading	0	0	0	0

[Additional columns below]

[Continued from above table, first column(s) repeated]

In	terest sensitivity by time bands as of 31.12.2000
CHF thousand	Over 5
per basis point	years	Total

CHF	(478)	9
	(3,018)	(9,859)

USD	380	(106)
	(183)	(443)

EUR	(1,801)	(731)
	177	269

GBP	521	362
	585	819

JPY	(450)	(539)
	(4)	(5)

Others	(44)	(13)
	0	0

		Interest sensitivity by time bands as of 31.12.1999
CHF thousand		Within 1	1 to 3	3 to 12	1 to 5
per basis point		month	months	months	years

CHF	Trading	171	(902)	466	506
	Non-trading	(30)	(8)	(398)	(6,204)

USD	Trading	(411)	1,018	386	(109)
	Non-trading	3	(33)	(10)	83

EUR	Trading	(39)	(239)	113	600
	Non-trading	0	(3)	3	30

GBP	Trading	1	43	10	(34)
	Non-trading	0	5	(39)	77

JPY	Trading	484	(1,708)	927	(101)
	Non-trading	0	0	0	(1)

Others	Trading	(34)	46	50	(195)
	Non-trading	0	0	0	0

[Additional columns below]

[Continued from above table, first column(s) repeated]

In	terest sensitivity by time bands as of 31.12.1999
CHF thousand	Over 5
per basis point	years	Total

CHF	(417)	(176)
	(1,220)	(7,860)

USD	(908)	(24)
	1,207	1,250

EUR	(1,406)	(971)
	210	240

GBP	(77)	(57)
	815	858

JPY	135	(263)
	(4)	(5)

Others	24	(109)
	0	0

Trading

The major part of trading-related interest rate risk is generated in fixed income securities trading, fixed income derivatives trading, trading in currency forward contracts and money market trading and is managed within the Value at Risk model. Interest rate sensitivity arising from trading activities is quite sizeable in USD, EUR, GBP and JPY as these are still the predominantly traded currencies in the global interest rate markets. It should be noted that it is management’s view that an interest sensitivity analysis at a particular point in time has limited relevance with respect to trading positions, which can vary significantly on a daily basis.

Note 32   Financial Instruments Risk Position (continued)
a)  Interest Rate Risk (continued)

UBS Group Financial Statements
Notes to the Financial Statements

Non-trading

The interest rate risk related to client business with undefined maturities and non-interest bearing business including the strategic management of overall balance sheet interest rate exposure is managed by the Corporate Center. Significant contributors to the overall USD and GBP interest rate sensitivity were strategic long-term subordinated notes issues which are intentionally unhedged since they are regarded as constituting a part of the Group’s equity for asset and liability management purposes as well as funding transactions related to the acquisition of PaineWebber. At 31 December 2000, the Group’s equity was invested in a portfolio of fixed rate CHF deposits with an average duration of 2.5 years. As this equity investment is the most significant component of the CHF book, this results in the entire book having an interest rate sensitivity of CHF (9.9) million, which is reflected in the table above. This is in line with the duration and sensitivity targets set by the Group Executive Board. Investing in shorter-term or variable rate instruments would mean exposing the earnings stream (interest income) to higher fluctuations.

b)  Credit Risk

Credit risk represents the loss which UBS would suffer if a counterparty or issuer failed to perform its contractual obligations in all forms. It is inherent in traditional banking products  –  loans, commitments to lend, and contracts to support counterparties’ obligations to third parties such as letters of credit  –  and in foreign exchange and derivatives contracts, such as swaps and options (“traded products”). Positions in tradeable assets such as bonds and equities, including both direct holdings and synthetic positions through derivatives, also carry credit risk.

   This risk is managed primarily based on reviews of the financial status of each specific counterparty, which are rated on a 14 point rating scale, based on probability of default. Credit risk is higher when counterparties are concentrated in a single industry or geographical region. This is because a group of otherwise unrelated counterparties could be adversely affected in their ability to honor their obligations because of economic developments affecting their common industry or region.
   Concentrations of credit risk exist if a number of clients are engaged in similar activities, or are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate the relative sensitivity of the bank’s performance to developments affecting a particular industry or geographic location.

(b)(i)  On-balance sheet assets

As of 31 December 2000, due from banks and loans to customers amounted to CHF 285 billion. 57.9% of the gross loans were with clients domiciled in Switzerland. Please refer to Note 12 for a breakdown by region.
   The issuer default risk of securities positions reported at fair value in the trading portfolio assets amounted to CHF 253 billion as of 31 December 2000. Please refer to Note 14 for a further breakdown by type of issuer.

Note 32   Financial Instruments Risk Position (continued)
a)  Interest Rate Risk (continued)

UBS Group Financial Statements
Notes to the Financial Statements

(b)(ii)  Off-balance sheet financial instruments

Credit commitments and contingent liabilities

Of the CHF 81 billion in credit commitment and contingent liabilities as at 31 December 2000, 15% related to clients domiciled in Switzerland, 30% Europe (excluding Switzerland) and 45% North America.

Derivatives

Credit risk represents the current replacement value of all outstanding derivative contracts with an unrealized gain by taking into consideration legally enforceable master netting agreements. Positive replacement values amounted to CHF 58 billion as at 31 December 2000. Based on the location of the ultimate counterparty, 6% of this credit risk amount related to Switzerland, 45% to Europe (excluding Switzerland) and 32% to North America. 42% of the positive replacement values are with other banks.

(b)(iii)  Credit risk mitigation techniques

Credit risk associated with derivative instruments is mitigated by the use of master netting agreements. A further method of reducing credit exposure arising from derivative transactions is to use collateralization arrangements.
   Master netting agreements eliminate risk to the extent that only the net claim is due to be settled in the case of a default of the counterparty. The impact of master netting agreements as at 31 December 2000 is to mitigate credit risk on derivative instruments by approximately CHF 80 billion. The impact can change substantially over short periods of time, because the exposure is affected by each transaction subject to the arrangement.
   The Group subjects its derivative-related credit risks to the same credit approval, limit and monitoring standards that it uses for managing other transactions that create credit exposure. This includes evaluation of counterparties as to creditworthiness, and managing the size, diversification and maturity structure of the portfolio. Credit utilization for all products is compared against established limits on a continual basis and is subject to a standard exception reporting process.

Note 32   Financial Instruments Risk Position (continued)
b)  Credit Risk (continued)

UBS Group Financial Statements
Notes to the Financial Statements

c)  Currency Risk

The Group views itself as a Swiss entity, with the Swiss franc as its reporting currency. Hedging transactions are used to manage risks in other currencies.

Breakdown of assets and liabilities by currencies

	31.12.00				31.12.99
CHF billion	CHF	USD	EUR	Other	CHF	USD

Assets
Cash and balances with central banks	1.9	0.2	0.5	0.4	3.4	0.2
Money market paper	0.5	51.5	11.1	3.4	1.5	38.6
Due from banks	5.8	10.4	8.0	4.9	7.5	7.7
Cash collateral on securities borrowed	0.5	169.2	2.4	5.8	0.1	106.4
Reverse repurchase agreements	5.3	83.7	37.4	67.4	2.0	42.5
Trading portfolio assets	16.0	134.5	27.3	75.5	29.4	77.1
Positive replacement values	11.7	6.9	0.6	38.7	7.7	5.2
Loans, net of allowance for credit losses	154.2	52.3	7.1	31.2	166.4	35.0
Financial investments	7.1	6.4	0.7	2.2	2.5	2.9
Accrued income and prepaid expenses	1.6	4.4	0.2	0.9	1.7	1.8
Investments in associates	0.7	0.0	0.1	0.1	0.9	0.1
Property and equipment	6.9	1.4	0.0	0.6	7.4	0.5
Goodwill and other intangible assets	0.3	19.1	0.0	0.1	1.2	2.2
Other assets	2.2	3.3	0.6	2.4	3.1	1.9

Total assets	214.7	543.3	96.0	233.6	234.8	322.1

Liabilities
Money market paper issued	0.2	67.2	0.5	6.8	1.0	55.7
Due to banks	6.5	46.5	10.6	18.6	8.1	36.3
Cash collateral on securities	0.1	12.6	5.0	5.7	0.1	6.5
Repurchase agreements	10.0	194.6	16.1	74.9	16.5	91.3
Trading portfolio liabilities	2.0	52.4	11.4	16.8	0.0	38.2
Negative replacement values	8.6	6.3	2.0	59.0	12.8	7.0
Due to customers	118.8	129.7	29.9	32.4	127.5	93.8
Accrued expenses and deferred income	3.0	11.8	1.7	4.5	3.1	4.8
Long-term debt	18.1	23.5	3.9	9.4	23.7	17.6
Other liabilities	9.9	3.6	2.5	2.8	8.5	3.2
Minority interests	0.2	2.5	0.1	0.1	0.3	0.0
Shareholders’ equity	44.8	0.0	0.0	0.0	30.6	0.0

Total liabilities, minority interests and shareholders’ equity	222.2	550.7	83.7	231.0	232.2	354.4

[Additional columns below]

[Continued from above table, first column(s) repeated]

	31.12.99
CHF billion	EUR	Other

Assets
Cash and balances with central banks	0.5	1.0
Money market paper	0.7	28.9
Due from banks	5.3	9.4
Cash collateral on securities borrowed	1.1	5.6
Reverse repurchase agreements	37.8	50.1
Trading portfolio assets	26.9	78.5
Positive replacement values	0.5	49.6
Loans, net of allowance for credit losses	5.3	28.2
Financial investments	0.7	0.9
Accrued income and prepaid expenses	0.5	1.2
Investments in associates	0.0	0.1
Property and equipment	0.1	0.7
Goodwill and other intangible assets	0.0	0.1
Other assets	2.5	3.5

Total assets	81.9	257.8

Liabilities
Money market paper issued	0.3	7.7
Due to banks	14.5	17.5
Cash collateral on securities	1.0	5.2
Repurchase agreements	27.8	61.3
Trading portfolio liabilities	5.4	11.0
Negative replacement values	2.0	74.0
Due to customers	23.7	35.0
Accrued expenses and deferred income	0.5	3.6
Long-term debt	3.1	11.9
Other liabilities	0.7	3.7
Minority interests	0.0	0.1
Shareholders’ equity	0.0	0.0

Total liabilities, minority interests and shareholders’ equity	79.0	231.0

Note 32   Financial Instruments Risk Position (continued)

UBS Group Financial Statements
Notes to the Financial Statements

d)  Liquidity Risk

Maturity analysis of assets and liabilities

				Due	Due
			Due	between	between	Due
	On	Subject	within	3 and	1 and	after
CHF billion	demand	to notice [1]	3 mths	12 mths	5 years	5 years	Total

Assets
Cash and balances with central banks	3.0						3.0
Money market paper	0.0	0.0	42.4	24.0	0.0	0.0	66.4
Due from banks	12.0	1.5	12.0	2.3	1.1	0.3	29.2
Cash collateral on securities borrowed	0.0	0.5	177.0	0.0	0.4	0.0	177.9
Reverse repurchase agreements	0.0	0.0	164.6	21.1	0.3	7.9	193.9
Trading portfolio assets	253.3	0.0	0.0	0.0	0.0	0.0	253.3
Positive replacement values	57.9	0.0	0.0	0.0	0.0	0.0	57.9
Loans, net of allowance for credit losses	0.0	36.8	106.2	37.5	56.7	7.6	244.8
Financial investments	10.1	0.0	0.1	2.4	2.3	1.5	16.4
Accrued income and prepaid expenses	7.0	0.0	0.0	0.0	0.0	0.0	7.0
Investments in associates	0.0	0.0	0.0	0.0	0.0	0.9	0.9
Property and equipment	0.0	0.0	0.0	0.0	0.0	8.9	8.9
Goodwill and other intangible assets	0.0	0.0	0.0	0.0	0.0	19.5	19.5
Other assets	8.5	0.0	0.0	0.0	0.0	0.0	8.5

Total 31.12.00	351.8	38.8	502.3	87.3	60.8	46.6	1,087.6

Total 31.12.99	309.5	53.4	395.2	44.8	72.7	21.0	896.6

Liabilities
Money market paper issued	0.0	0.0	48.7	26.1	0.0	0.0	74.8
Due to banks	8.6	4.7	59.3	3.7	5.5	0.4	82.2
Cash collateral on securities lent	0.0	0.1	23.3	0.0	0.0	0.0	23.4
Repurchase agreements	0.0	0.0	251.3	32.7	0.4	11.1	295.5
Trading portfolio liabilities	82.6	0.0	0.0	0.0	0.0	0.0	82.6
Negative replacement values	75.9	0.0	0.0	0.0	0.0	0.0	75.9
Due to customers	76.2	72.3	150.1	10.0	1.7	0.4	310.7
Accrued expenses and deferred income	21.0	0.0	0.0	0.0	0.0	0.0	21.0
Long-term debt	0.0	0.1	3.8	11.8	25.7	13.5	54.9
Other liabilities	18.8	0.0	0.0	0.0	0.0	0.0	18.8

Total 31.12.00	283.1	77.2	536.5	84.3	33.3	25.4	1,039.8

Total 31.12.99	247.1	83.6	416.2	72.6	30.0	16.0	865.5

1 Deposits without a fixed term, on which notice of withdrawal or termination has not been given. (Such funds may be withdrawn by the depositor or repaid by the borrower subject to an agreed period of notice.)

Note 32   Financial Instruments Risk Position (continued)

UBS Group Financial Statements
Notes to the Financial Statements

e)  Capital Adequacy

Risk-weighted assets (BIS)

	Balance		Balance
	sheet /	Risk-	sheet /	Risk-
	notional	weighted	notional	weighted
	amount	amount	amount	amount
CHF million	31.12.00	31.12.00	31.12.99	31.12.99

Balance sheet assets
Due from banks and other collateralized lendings	333,270	7,409	229,737	9,486
Net positions on securities [1]	83,739	10,979	77,858	5,806
Positive replacement values	57,875	18,763	62,957	18,175
Loans, net of allowances for credit losses and other collateralized lendings	312,376	162,539	292,902	159,835
Accrued income and prepaid expenses	7,062	4,653	5,167	3,164
Property and equipment [2]	13,620	14,604 [2]	8,701	9,860 [2]
Other assets	8,507	4,581	11,007	7,686

Off-balance sheet and other positions
Contingent liabilities	27,786	12,548	28,308	14,459
Irrevocable commitments	53,643	12,599	65,693	17,787
Forward and swap contracts [3]	5,743,239	10,933	4,881,483	13,213
Purchased options [3]	380,411	2,922	406,208	2,823

Market risk positions [4]		10,760		10,813

Total risk-weighted assets		273,290		273,107

1 Excluding positions in the trading book, included in market risk positions. 2 Including for the year 2000, intangible assets of CHF 4,710 million. The risk-weighted amount includes CHF 984 million (1999: CHF 1,159 million) foreclosed properties and properties held for disposal, which are recorded in the balance sheet under financial investments. 3 The risk-weighted amount corresponds to the security margin (add-on) of the contracts. 4 Value at Risk according to the internal model multiplied by a factor of 12.5 to create the risk-weighted amount of the market risk positions in the trading book.

BIS capital ratios

	Capital	Ratio	Capital	Ratio
	CHF million	%	CHF million	%
	31.12.00	31.12.00	31.12.99	31.12.99

Tier 1[1]	31,892	11.7	28,952	10.6
Tier 2	10,968		10,730

Total BIS	42,860	15.7	39,682	14.5

1 The Tier 1 capital includes USD 1,500 million (CHF 2,456 million) Trust Preferred securities issued in connection with the PaineWebber acquisition.

Among other measures UBS monitors the adequacy of its capital using ratios established by the Bank for International Settlements (BIS). The BIS ratio is required to be at least 8%. The Group has complied with all BIS and Swiss capital adequacy rules for all periods presented. These ratios measure capital adequacy by comparing the Group’s eligible capital with its risk weighted positions which include balance sheet assets, net positions in securities not held in the trading book, off-balance sheet transactions converted into their credit equivalents and market risk positions at a weighted amount to reflect their relative risk.

   The capital adequacy rules require a minimum amount of capital to cover credit and market risk exposures. For the calculation of the capital required for credit risk the balance sheet assets are weighted according to broad categories of notional credit risk, being assigned a risk weighting according to the amount of capital deemed to be necessary to support them. Four categories of risk weights (0%, 20%, 50%, 100%) are applied; for example cash, claims collateralized by cash or claims collateralized by OECD central-government securities have a zero risk weighting which means that no capital is required to be held in respect of these assets.

Note 32   Financial Instruments Risk Position (continued)

UBS Group Financial Statements
Notes to the Financial Statements

e)  Capital adequacy (continued)

    Uncollateralized loans granted to corporate or private customers carry a 100% risk weighting, meaning that they must be supported by capital equal to 8% of the carrying amount. Other asset categories have weightings of 20% or 50% which require 1.6% or 4% capital.

   The net positions in securities not held in the trading book reflect the Group’s exposure to an issuer of securities arising from its physical holdings and other related transactions in that security.
   For contingent liabilities and irrevocable facilities granted, the credit equivalent is calculated by multiplying the nominal value of each transaction by its corresponding credit conversion factor. The resulting amounts are then weighted for credit risk using the same percentage as for balance sheet assets. In the case of OTC forward contracts and purchased options, the credit equivalent is computed on the basis of the current replacement value of the respective contract plus a security margin (add-on) to cover the future potential credit risk during the remaining duration of the contract.
   UBS calculates its capital requirement for market risk positions, which includes interest-rate instruments and equity securities in the trading book as well as positions in foreign exchange and commodities throughout the Group, using an internal Value at Risk (VaR) model. This approach was introduced in the BIS 1996 market risk amendment to the Basel Accord of July 1988 and incorporated in the Swiss capital adequacy rules of the Swiss Banking Ordinance.
   The BIS proposal requires that the regulators perform tests of the bank internal models before giving permission for these models to be used to calculate the market risk capital. Based on extensive checks, the use of the Group internal models was accepted by the Swiss Federal Banking Commission in July 1999.
   Tier 1 capital consists of permanent shareholders’ equity, trust preferred securities and retained earnings less goodwill and investments in unconsolidated subsidiaries. Tier 2 capital includes the Group’s subordinated long-term debt.

Note 33   Fair Value of Financial Instruments

The following table presents the fair value of on- and off-balance sheet financial instruments based on certain valuation methods and assumptions. It is presented because not all financial instruments are reflected in the financial statements at fair value.

   Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s-length transaction. A market price, where an active market (such as a recognized stock exchange) exists, is the best evidence of the fair value of a financial instrument. However, market prices are not available for a significant number of the financial assets and liabilities held and issued by the Group. Therefore, for financial instruments where no market price is available, the fair values presented in the following table have been estimated using present value or other estimation and valuation techniques based on market conditions existing at balance sheet date.
   The values derived using these techniques are significantly affected by underlying assumptions concerning both the amounts and timing of future cash flows and the discount rates used. The following methods and assumptions have been used:

(a)	trading assets, derivatives and other transactions undertaken for trading purposes are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, or discounted cash flows. Fair value is equal to the carrying amount for these items;

Note 33   Fair Value of Financial Instruments (continued)

UBS Group Financial Statements
Notes to the Financial Statements

(b)	the fair value of liquid assets and other assets maturing within 12 months is assumed to approximate their carrying amount. This assumption is applied to liquid assets and the short-term elements of all other financial assets and financial liabilities;
(c)	the fair value of demand deposits and savings accounts with no specific maturity is assumed to be the amount payable on demand at the balance sheet date;
(d)	the fair value of variable rate financial instruments is assumed to approximate their carrying amounts;
(e)	the fair value of fixed rate loans and mortgages is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Changes in the credit quality of loans within the portfolio are not taken into account in determining gross fair values as the impact of credit risk is recognized separately by deducting the amount of the allowance for credit losses from both book and fair values.

   The assumptions and techniques have been developed to provide a consistent measurement of fair value for the Group’s assets and liabilities. However, because other institutions may use different methods and assumptions, such fair value disclosures cannot necessarily be compared from one financial institution to another.

	Carrying	Fair	Unrealized	Carrying	Fair	Unrealized
	value	value	gain/(loss)	value	value	gain/(loss)
CHF billion	31.12.00	31.12.00	31.12.00	31.12.99	31.12.99	31.12.99

Assets
Cash and balances with central banks	3.0	3.0	0.0	5.0	5.0	0.0
Money market paper	66.5	66.5	0.0	69.7	69.7	0.0
Due from banks	29.1	29.1	0.0	30.0	30.0	0.0
Cash collateral on securities borrowed	177.9	177.9	0.0	113.2	113.2	0.0
Reverse repurchase agreements	193.8	193.8	0.0	132.4	132.4	0.0
Trading portfolio assets	253.3	253.3	0.0	211.9	211.9	0.0
Positive replacement values	57.9	57.9	0.0	62.9	62.9	0.0
Loans, net of allowance for credit losses	245.1	244.9	(0.2)	235.1	235.3	0.2
Financial investments	15.4	17.2	1.8	5.9	7.1	1.2

Liabilities
Money market paper issued	74.8	74.8	0.0	64.7	64.7	0.0
Due to banks	82.8	82.8	0.0	76.9	76.9	0.0
Cash collateral on securities lent	23.4	23.4	0.0	12.8	12.8	0.0
Repurchase agreements	295.5	295.5	0.0	196.9	196.9	0.0
Trading portfolio liabilities	82.6	82.6	0.0	54.6	54.6	0.0
Negative replacement values	75.9	75.9	0.0	95.8	95.8	0.0
Due to customers	311.2	311.2	0.0	280.1	280.1	0.0
Long-term debt	55.7	56.6	(0.9)	56.4	57.6	(1.2)

Fair value effect on income of hedging derivatives recorded on the accrual basis			(0.5)			0.5

Net difference between carrying value and fair value			0.2			0.7

Note 33   Fair Value of Financial Instruments (continued)

UBS Group Financial Statements
Notes to the Financial Statements

   The table does not reflect the fair values of non-financial assets and liabilities such as property, equipment, goodwill, intangible assets, prepayments, and non-interest accruals. The interest amounts accrued to date for financial instruments are included, for purposes of the above fair value disclosure, in the carrying value of the respective financial instruments.
   Substantially all of the Group’s commitments to extend credit are at variable rates. Accordingly, the Group has no significant exposure to fair value fluctuations related to these commitments.
   Changes in the fair value of the Group’s fixed rate loans, long- and medium-term notes and bonds issued are hedged by derivative instruments, mainly interest rate swaps. The interest rate risk inherent in the balance sheet positions with no specific maturity is also hedged with derivative instruments based on the management view on the economic maturity of the products.
   The hedging derivative instruments are carried at fair value on the balance sheet and are part of the replacement values in the above table. The difference between the total amount of valuation gains and losses and the amortized amount is deferred and shown net in the table as Fair value effect on income of hedging derivatives recorded on the accrual basis.
   During 2000, the interest rate level of leading economies continued to increase. The moves in rates had a direct impact on the fair value calculation of fixed term transactions.
   As the bank has an excess volume of fixed rate long-term assets over fixed rate long-term liabilities, the net fair value unrealized gain reduced substantially. In addition to fixed rate balance sheet positions, the bank has a number of retail products traditionally offered in Switzerland, such as variable rate mortgage loans and customer savings and deposits. These instruments have no maturity or have a contractual repricing maturity of less than one year. Based on the assumptions and the guidance under IAS, they are excluded from the fair value calculations of the table above.
   The exclusion of the above traditional banking products from the fair value calculation leads to certain fair value swings. If the calculation took into account the fair value differences based on the economic maturity of the non-maturity liabilities, such as savings and deposits, in an environment of rising interest rates, they would generate fair value gains which may offset most of the fair value loss reported for fixed term transactions and for hedging derivative transactions.

UBS Group Financial Statements
Notes to the Financial Statements

Note 34   Retirement Benefit Plans and other Employee Benefits

The Group has established various pension plans inside and outside of Switzerland. The major plans are located in Switzerland, the UK, the US and Germany. Independent actuarial valuations are performed for the plans in these locations.

Swiss pension plans until 30 June 1999

The pension funds of the Group were set up as trusts, domiciled in Basel and Zurich. All domestic employees were covered. The pension funds were defined benefit plans. The pension plan benefits exceeded the minimum benefits required under Swiss law.
   Contributions were paid for by the Group and the employees. The employee contributions were calculated as a percentage of the insured annual salary and were deducted monthly. The percentages deducted from salary were dependent on age and varied between 8% and 12%. The Group contributions were variable and amount to 125% to 250% of the employees contributions depending on the financial situation of the pension fund.
   The pension plan formula was based on years of contributions and final covered salary. The benefits covered included retirement benefits, disability, death and survivor pension.

Swiss pension plans starting 1 July 1999

The pension plans of both former banks in Switzerland are in the process of being liquidated and a new foundation with domicile in Zurich was created as of 21 January 1999. The new pension scheme became operational as of 1 July 1999.
   As a result of the merger of the plans of the former banks in Switzerland, on 1 July 1999 there was an increase of vested plan benefits for the beneficiaries of such plans due to the allocation of the excess of the fair value of plan assets over the benefit obligation. This had the effect of increasing the Defined benefit obligation by CHF 3,525 million. In accordance with IAS 19 (revised 1998) this resulted in a one-time charge to income which was offset by the recognition of assets previously unrecognized due to the paragraph 58(b) limitation of IAS 19 (revised 1998) used to fund this increase in benefits.
   The pension plan covers practically all employees in Switzerland and exceeds the minimum benefit requirements under Swiss law. Contributions to the pension plan are paid for by employees and the Group. The employee contributions are calculated as a percentage of insured annual salary and are deducted monthly. The percentages deducted from salary for full benefit coverage (including risk benefits) depend on age and vary between 7% and 10%. The Group pays a variable contribution that ranges between 150% and 220% of the sum of employees’ contributions.
   The pension plan formula is based on years of contributions and final covered salary. The benefits covered include retirement benefits, disability, death and survivor pension.
   In 1999, the Group recognized a prepaid pension asset of CHF 456 million representing excess employer contributions. In 2000, CHF 100 million of this asset was used to satisfy the benefit obligation.

Foreign pension plans

The foreign locations of UBS operate various pension schemes in accordance with local regulations and practices. Among these schemes are defined contribution plans as well as defined benefit plans. The locations with defined benefit plans of a material nature are in the UK, the US and Germany. These locations together with Switzerland cover nearly 90% of the active work-force. Certain of these schemes permit employees to make contributions and earn matching or other contributions from the Group.
   The retirement plans provide benefits in the event of retirement, death, disability or employment termination. The plans’ retirement benefits depend on age, contributions and level of compensation. The principal plans are financed in full by the Group. The funding policy for these plans is consistent with local government and tax requirements.
   The assumptions used in foreign plans take into account local economic conditions.
   The amounts shown for foreign plans reflect the net funded positions of the major foreign plans.

Note 34   Retirement Benefit Plans and other Employee Benefits (continued)

UBS Group Financial Statements
Notes to the Financial Statements

CHF million	31.12.00	31.12.99	31.12.98

Swiss pension plans
Defined benefit obligation at the beginning of the year	(17,011)	(14,944)	(14,431)
Service cost	(545)	(464)	(535)
Interest cost	(666)	(636)	(726)
Plan amendments	0	(3,517)	(119)
Special termination benefits	(211)	1,000	0
Actuarial gain (loss)	0	571	(6)
Benefits paid	721	979	873

Defined benefit obligation at the end of the year	(17,712)	(17,011)	(14,944)

Fair value of plan assets at the beginning of the year	18,565	17,885	17,224
Actual return on plan assets	535	2,136	856
Employer contributions	490	515	493
Plan participant contributions	205	180	185
Benefits paid	(721)	(979)	(873)
Special termination benefits	0	(1,172)	0

Fair value of plan assets at the end of the year	19,074	18,565	17,885

Plan assets in excess of benefit obligation	1,362	1,554	2,941
Unrecognized net actuarial gains	(331)	(724)	(385)
Unrecognized assets	(675)	(374)	(2,556)

Prepaid pension cost	356	456	0

Additional details to fair value of plan assets
Own financial instruments and securities lent to UBS included in plan assets	4,643	6,785	2,761
Any assets used by UBS included in plan assets	179	187	176

Retirement benefits expense
Current service cost	545	464	535
Interest cost	666	636	726
Expected return on plan assets	(928)	(883)	(856)
Adjustment to limit prepaid pension cost	301	(150)	148
Amortization of unrecognized prior service costs	211	172	6
Employee contributions	(204)	(180)	(185)

Actuarially determined net periodic pension cost	591	59	374

Actual return on plan assets (%)	2.9	11.9	6.7

Principal actuarial assumptions used (%)

Discount rate	4.0	4.0	5.0
Expected rate of return on plan assets	5.0	5.0	5.0
Expected rate of salary increase	2.5	2.5	4.5
Rate of pension increase	1.5	1.5	2.0

Note 34   Retirement Benefit Plans and other Employee Benefits (continued)

UBS Group Financial Statements
Notes to the Financial Statements

CHF million	31.12.00	31.12.99	31.12.98

Pension plans abroad
Defined benefit obligation at the beginning of the year	(2,444)	(2,009)	(1,950)
Service cost	(165)	(118)	(116)
Interest cost	(162)	(123)	(140)
Plan amendments	0	(2)	(7)
Special termination benefits	(3)	0	40
Actuarial gain / (loss)	(99)	2	32
Benefits paid	84	133	60
Acquisition of PaineWebber	(740)	0	0
Currency adjustment	123	(269)	5
Other	0	(58)	67

Defined benefit obligation at the end of the year	(3,406)	(2,444)	(2,009)

Fair value of plan assets at the beginning of the year	2,880	2,173	2,188
Actual return on plan assets	0	352	267
Employer contributions	13	22	43
Plan participant contributions	23	15	9
Benefits paid	(84)	(133)	(60)
Acquisition of PaineWebber	676	0	0
Currency adjustment	(130)	333	0
Other	0	118	(274)

Fair value of plan assets at the end of the year	3,378	2,880	2,173

Plan assets in excess of benefit obligation	(28)	436	164
Unrecognized net actuarial gains	(81)	(474)	(63)
Unrecognized transition amount	1	1	2
Unrecognized past service cost	2	2	0
Unrecognized assets	(47)	(28)	(60)

(Unfunded accrued) / prepaid pension cost	(153)	(63)	43

Movement of net (liability) or asset
(Unfunded accrued) / prepaid pension cost at the beginning of the year	(63)	43	36
Net periodic pension cost	(55)	(123)	(33)
Employer contributions	13	22	43
Acquisition of PaineWebber	(63)	0	0
Currency adjustment	15	(5)	(3)

(Unfunded accrued) / prepaid pension cost at the end of the year	(153)	(63)	43

Retirement benefits expense
Current service cost	165	118	116
Interest cost	162	123	140
Expected return on plan assets	(243)	(195)	(191)
Amortization of net transition liability	0	0	2
Adjustment to limit prepaid pension cost	0	21	2
Immediate recognition of transition assets under IAS 8	0	0	(23)
Amortization of unrecognized prior service costs	3	77	7
Amortization of unrecognized net (gain) / losses	(9)	(6)	(3)
Effect of any curtailment or settlement	0	0	(8)
Employee contributions	(23)	(15)	(9)

Actuarially determined net periodic pension cost	55	123	33

Actual return on plan assets (%)	(0.9)	15.3	5.2

Principal actuarial assumptions used (weighted average %)

Discount rate	6.3	6.0	7.3
Expected rates of return on plan assets	8.1	8.1	8.6
Expected rate of salary increase	4.4	4.6	6.8
Rate of pension increase	1.6	2.2	3.3

Note 34   Retirement Benefit Plans and other Employee Benefits (continued)

UBS Group Financial Statements
Notes to the Financial Statements

Postretirement medical and life plans

In the US and the UK the Group offers retiree medical benefits that contribute to the health care coverage of employees and beneficiaries after retirement. In addition to retiree medical benefits, the Group in the US also provides retiree life insurance benefits.
   The benefit obligation in excess of plan assets for those plans amounts to CHF 111 million as of 31 December 2000 (1999 CHF 113 million, 1998 CHF 93 million) and the total unfunded accrued postretirement liabilities to CHF 108 million as of 31 December 2000 (1999 CHF 83 million, 1998 CHF 62 million). The actuarially determined net postretirement cost amounts to CHF 22 million as of 31 December 2000 (1999 CHF 17 million, 1998 CHF 17 million).

Postretirement medical and life plans

CHF million	31.12.00	31.12.99	31.12.98

Postretirement benefit obligation at the beginning of the year	(117)	(96)	(103)
Service cost	(6)	(2)	(7)
Interest cost	(8)	(6)	(8)
Plan amendments	(7)	0	(5)
Actuarial gain / (loss)	27	0	(9)
Benefits paid	5	4	4
Acquisition of PaineWebber	(9)	0	0
Currency adjustment	0	(16)	5
Other	0	(1)	27

Postretirement benefit obligation at the end of the year	(115)	(117)	(96)

CHF million	31.12.00	31.12.99	31.12.98

Fair value of plan assets at the beginning of the year	4	3	3
Actual return on plan assets	0	1	1
Company contributions	4	4	3
Benefits paid	(4)	(4)	(4)

Fair value of plan assets at the end of the year	4	4	3

The assumed health care cost trend used in determining the benefit expense for 2000 is 5.33%. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in the assumed health care cost trend rates would change the US postretirement benefit obligation and the service and interest cost components of the net periodic postretirement benefit costs as follows:

CHF million	1% increase	1% decrease

Effect on total service and interest cost	2.4	(1.7)
Effect on the postretirement benefit obligation	11.0	(8.3)

UBS Group Financial Statements
Notes to the Financial Statements

Note 35   Equity Participation Plans

UBS AG has established various equity participation plans in the form of stock plans and stock option plans to further align the long-term interests of managers, staff and shareholders.

   Under the Equity Ownership Plan, selected personnel are awarded a portion of their performance-related compensation in UBS AG shares or warrants, which are restricted for a specified number of years. Under the Long Term Incentive Plan, key employees are granted long-term stock options to purchase UBS AG shares at a price not less than the fair market value of the shares on the date the option is granted. Participation in both plans is mandatory. Long-term stock options are blocked for three or five years, during which they cannot be exercised. One option gives the right to purchase one registered UBS AG share at the option’s strike price. UBS AG has additional plans under which new recruits and members of senior management may be granted UBS AG shares, options and warrants.
   Under the Equity Investment Plan, employees have the choice to invest part of their annual bonus in UBS AG shares or in warrants or derivatives on UBS AG shares, which may be exercised or settled in cash. A number of awards under these plans are made in notional shares or instruments, which generally are settled in cash. A holding period, generally three years, applies during which the instruments cannot be sold or exercised. In addition, participants in the plan receive a restricted matching contribution of additional UBS AG shares or derivatives. Shares awarded under the plan are purchased or hedged in the market. Under the PAP plan, employees in Switzerland are entitled to purchase a specified number of UBS AG shares at a predetermined discounted price each year (the discount is recorded as compensation expense). The number of shares that can be purchased depends primarily on years of service and rank. Any such shares purchased must be held for a specified period of time. Information on shares available for issuance under these plans is included in the Group Statement of Changes in Equity.
   The Group has adopted the equity-based compensation plans of PaineWebber for its eligible employees. The PaineWebber Equity Plus Program allows eligible employees to purchase UBS AG shares at a price equal to fair market value on the purchase date and receive stock options to purchase UBS AG shares based upon the number of shares purchased under the Program. The non-qualified stock options have a price equal to the fair market value of the stock on the date the option is granted. Shares purchased under the Equity Plus Program are restricted from resale for two years from the time of purchase, and the options that are granted under the Equity Plus Program have a three-year vesting requirement and expire seven years after the date of grant. PaineWebber has additional plans under which new recruits, senior management and other key employees may receive option grants. Options granted under the plans of PaineWebber are denominated in US dollars.
   In addition, UBS has entered into employee retention agreements that provide for the payment to key PaineWebber employees which are subject to the employees’ continued employment and other restrictions. The awards are primarily in the form of UBS stock and option grants. The estimated cost to the Group for the agreements is approximately CHF 1.5 billion (USD 875 million) over a four-year period.
   Generally, the Group’s policy is to recognize expense as of the date of grant for equity participation instruments (stocks, warrants, options and other derivatives for which the underlying is the Group’s own shares). The amount of expense recognized is equal to the intrinsic value (excess of the UBS AG share price over the instrument’s strike price, if any) of the instrument at such date. The accrued expense for the years ended 31 December 2000, 1999 and 1998 was CHF 1,749 million, CHF 1,684 million and CHF 996 million, respectively. The accruals include awards earned currently but issued in the following year.

Note 35   Equity Participation Plans (continued)

UBS Group Financial Statements
Notes to the Financial Statements

Options on UBS AG shares

		Weighted-		Weighted-		Weighted-
		average		average		average
		exercise		exercise		exercise
	Number of	price	Number of	price	Number of	price
	options	(in CHF)	options	(in CHF)	options	(in CHF)
	31.12.00	31.12.00	31.12.99	31.12.99	31.12.98	31.12.98

Outstanding, at the beginning of the year	10,138,462	197	7,202,786	177	1,899,924	186
Options due to acquisition of PaineWebber	6,325,270 [1]	102	0	0	0	0
Granted during the year	7,082,682 [2]	215	3,439,142	237	5,811,778	182
Exercised during the year	(1,796,769)	150	(71,766)	179	(22,970)	178
Forfeited during the year	(646,811)	193	(431,700)	190	(485,946)	268

Outstanding, at the end of the year	21,102,834	175	10,138,462	197	7,202,786	177

Exercisable, at the end of the year	6,103,613	101	650,640	186	0	0

1 UBS AG issued options in exchange for vested options of PaineWebber, which have been included in the purchase price for PaineWebber at fair value (see Note 2: Acquisition of Paine Webber Group, Inc.). 2 Includes options granted to key employees of PaineWebber, vesting over a 3-year period, subject to the employee’s continued employment and other restrictions.

Some of the options in the table above have exercise prices denominated in US dollars, which have been converted to Swiss francs for inclusion in the table.

The following table summarizes information about stock options outstanding at 31 December 2000:

	Options outstanding

Range of exercise	Number of	Weighted-average	Weighted-average
prices per share	options outstanding	exercise price	remaining contractual life

CHF		CHF	years

170.00–225.00	9,755,040	186.81	4.1

225.01–270.00	3,436,805	237.80	4.1

170.00–270.00	13,191,845	200.09	4.1

USD		USD	years

14.65–25.00	1,129,643	21.84	3.2

25.01–50.00	1,236,743	32.11	3.9

50.01–75.00	1,194,960	70.40	4.3

75.01–100.00	1,880,768	80.50	6.4

100.01–125.00	–	–	–

125.01–143.07	2,468,875	141.01	6.8

14.65–143.07	7,910,989	81.92	5.4

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Options exercisable

Range of exercise	Number of	Weighted-average
prices per share	options exercisable	exercise price

CHF		CHF

170.00–225.00	460,408	184.24

225.01–270.00	–	–

170.00–270.00	460,408	184.24

USD		USD

14.65–25.00	1,129,643	21.84

25.01–50.00	1,236,743	32.11

50.01–75.00	1,194,960	70.40

75.01–100.00	1,880,768	80.50

100.01–125.00	–	–

125.01–143.07	201,091	142.96

14.65–143.07	5,643,205	58.24

   During 1998, options that had been issued to Swiss Bank Corporation employees were revised to reflect the 1  1/13 SBC to UBS AG share conversion rate of the merger. Also, during 1998, because of a significant drop in the UBS AG share price in the third quarter, employees were given the opportunity to convert options received earlier in the year with a strike price of CHF 270 to a reduced number (  2/3) of options with a strike price of CHF 170.

   Had the Group determined compensation cost for its stock-based compensation plans based on fair value at the award grant dates, the net income and earnings per share for 2000, 1999 and 1998 would approximate the amounts in the following table.

Note 35   Equity Participation Plans (continued)

UBS Group Financial Statements
Notes to the Financial Statements

CHF million, except per share data		31.12.00	31.12.99	31.12.98

Net income	As reported	7,792	6,153	2,972
	Pro forma	7,614	6,027	2,893
Basic EPS	As reported	19.33	15.20	7.33
	Pro forma	18.89	14.89	7.14
Diluted EPS	As reported	19.04	15.07	7.20
	Pro forma	18.61	14.76	7.01

The pro forma amounts in the table above reflect the vesting periods of all options granted. The effects of recognizing compensation expense and providing pro forma disclosures are not likely to be representative of the effects on reported Net profit for future years.

   The weighted-average fair-value of options granted in 2000, 1999 and 1998 was CHF 48, CHF 59 and CHF 54 per share, respectively. The fair value of options granted was determined as of the date of issuance using a proprietary option pricing model, substantially similar to the Black-Scholes model, with the following assumptions:

	31.12.2000	31.12.1999	31.12.1998

Expected volatility	30%	33%	40%
Risk free interest rate (CHF)	3.27%	2.07%	2.56%
Risk free interest rate (USD)	5.66%	–	–
Expected dividend rate	2.44%	1.44%	1.64%
Expected life	4 years	6 years	6 years

Stock bonus and stock purchase plans

The following table shows the shares awarded and the weighted-average fair value per share for the Group’s equity-based compensation plans. The fair values for the stock purchase awards reflect the purchase price paid. The stock bonus awards for 2000 include approximately 6,622,000 shares granted under the retention agreements with key employees of PaineWebber and the bonus awards for 1999, in addition to the 1998 plan-year awards, include 1,405,000 shares issued in exchange for previously issued non-share awards and for special bonuses. The stock purchase awards for 1999 include 666,000 shares issued for the 1999 plan-year.

Stock bonus plans	31.12.2000	31.12.1999	31.12.1998

Shares awarded	12,780,000	3,469,000	2,524,000
Weighted-average fair market value per share (in CHF)	228	220	210

Stock purchase plans	31.12.2000	31.12.1999	31.12.1998

Shares awarded	322,000	1,802,000	1,338,000
Weighted-average fair market value per share (in CHF)	104	148	155

   Shares awarded in 1998 under both types of plans included Swiss Bank Corporation shares issued to employees prior to the merger. For the above table, the number of these shares and their fair market value have been adjusted for the 1  1/13 Swiss Bank Corporation to UBS AG share conversion rate of the merger.

UBS Group Financial Statements
Notes to the Financial Statements

Note 36   Related Parties

Related parties include the Board of Directors, the Group Executive Board, the Group Managing Board, close family members and enterprises which are controlled by these individuals as well as certain persons performing similar functions.

   Total remuneration of related parties recognized in the income statement amounted to CHF 272.3 million in 2000 and CHF 193.1 million in 1999, including accrued pension benefits of approximately CHF 30.0 million in 2000 and CHF 21.2 million in 1999.
   The number of long-term stock options outstanding from equity plans was 1,564,486 at 31 December 2000 and 274,616 at 31 December 1999. This scheme is further explained in Note 35 Equity Participation Plans.
   The external members of the Board of Directors do not have employment or service contracts with UBS, and thus are not entitled to benefits upon termination of their service on the Board of Directors. The full-time Chairman and Vice-Chairman have top-management employment contracts and receive pension benefits upon retirement.
   The total amounts of shares and warrants held by members of the Board of Directors, Group Executive Board and Group Managing Board were 2,527,728 and 69,504,577 as of 31 December 2000 and 2,456,092 and 11,424,514 as of 31 December 1999.

Total loans and advances receivable (mortgages only) from related parties were as follows:

CHF million	2000	1999

Mortgages at the beginning of the year	28	27
Additions	9	6
Reductions	(1)	(5)

Mortgages at the end of the year	36	28

Members of the Board of Directors, Group Executive Board and Group Managing Board are granted mortgages at the same terms and conditions as other employees. Terms and conditions are based on third party conditions excluding credit margin.

Loans and advances to significant associated companies were as follows:

CHF million	2000	1999

Loans and advances at the beginning of the year	62	165
Additions	0	42
Reductions	(62)	(145)

Loans and advances at the end of the year	0	62

Note 38 provides a list of significant associates.

Note 37   Post-Balance Sheet Events

There have been no material post-balance sheet events which would require disclosure or adjustment to the December 2000 financial statements.

   Long-term debt, excluding medium-term notes, has decreased by CHF 582 million since the balance sheet date to 5 March 2001.
   On 14 February 2001, the Board of Directors reviewed the financial statements and authorised them for issue. These financial statements will be submitted to the Annual General Meeting of Shareholders to be held on 26 April 2001 for approval.

UBS Group Financial Statements
Notes to the Financial Statements

Footnotes

[1]	CH: UBS Switzerland
[2]	AM: UBS Asset Management
[3]	WA: UBS Warburg
[4]	CC: Corporate Center
[5]	Share Capital and Share Premium
[6]	Joined UBS Asset Management on 20 February 2001 and was renamed Brinson Advisors Inc

Note 38   Significant Subsidiaries and Associates

The legal entity group structure of UBS is designed to support the Group’s businesses within an efficient legal, tax, regulatory and funding framework. Neither the Business Groups of UBS (namely UBS Warburg, UBS Switzerland and UBS Asset Management) nor Corporate Center are replicated in their own individual legal entities but rather they generally operate out of the parent bank, UBS AG, through its Swiss and foreign branches.

   The goal of the focus on the parent bank is to capitalize on the synergies offered by the use of a single legal platform, enable the flexible use of capital in an efficient manner and to provide a structure where the activities of the Business Groups may be carried on without the need to set up separate subsidiaries beforehand.
   Where, usually due to local legal, tax or regulatory rules or due to additional legal entities joining the UBS Group via acquisition, it is either not possible or not efficient to operate out of the parent bank then local subsidiary companies host the appropriate businesses. The significant operating subsidiary companies in the Group are listed below:

Significant subsidiaries

						Equity
				Share		interest
	Registered	Business		capital		accumul-
Company	office	Group		in millions		ated in %

Armand von Ernst & Cie AG	Bern	CH1	CHF	5.0		100.0
Aventic AG	Zurich	CH	CHF	30.0		100.0
Bank Ehinger & Cie AG	Basel	CH	CHF	6.0		100.0
BDL Banco di Lugano	Lugano	CH	CHF	50.0		100.0
Brinson Partners Inc	Chicago	AM2	USD	1.9	[5]	100.0
Brunswick UBS Warburg Limited	George Town	WA3	USD	25.0	[5]	50.0
Cantrade Privatbank AG	Zurich	CH	CHF	10.0		100.0
Cantrade Private Bank Switzerland (CI) Limited	St. Helier	CH	GBP	0.7		100.0
Correspondent Services Corporation	Delaware	WA	USD	26.8	[5]	100.0
Crédit Industriel SA	Zurich	CH	CHF	10.0		100.0
EIBA “Eidgenössische Bank”
Beteiligungs- und Finanzgesellschaft	Zurich	WA	CHF	14.0		100.0
Factors AG	Zurich	CH	CHF	5.0		100.0
Ferrier Lullin & Cie SA	Geneva	CH	CHF	30.0		100.0
Fondvest AG	Zurich	AM	CHF	4.3		100.0
Global Asset Management Limited	Hamilton	AM	USD	2.0		100.0
HYPOSWISS, Schweizerische Hypotheken- und Handelsbank	Zurich	CH	CHF	26.0		100.0
IL Immobilien-Leasing AG	Opfikon	CH	CHF	5.0		100.0
Klinik Hirslanden AG	Zurich	CC4	CHF	22.5		91.2
Mitchell Hutchins Asset Management Inc[6]	Delaware	WA	USD	35.1	[5]	100.0
NYRE Holding Corporation	Delaware	WA	USD	30.3	[5]	100.0
PaineWebber Capital Inc	Delaware	WA	USD	25.5	[5]	100.0
PaineWebber Incorporated	Delaware	WA	USD	1,625.6	[5]	100.0
PaineWebber Incorporated of Puerto Rico	Puerto Rico	WA	USD	24.2	[5]	100.0
PaineWebber Life Insurance Company	California	WA	USD	29.3	[5]	100.0
PT UBS Warburg Indonesia	Jakarta	WA	IDR	11,000.0		85.0
PW Trust Company	New Jersey	WA	USD	4.4	[5]	99.6
Schröder Münchmeyer Hengst AG	Hamburg	WA	DEM	100.0		100.0
SG Warburg & Co International BV	Amsterdam	WA	GBP	40.5		100.0
SG Warburg Securities SA	Geneva	WA	CHF	14.5		100.0
Thesaurus Continentale Effekten-Gesellschaft Zürich	Zurich	CH	CHF	30.0		100.0
UBS (Bahamas) Ltd	Nassau	CH	USD	4.0		100.0
UBS (Cayman Islands) Ltd	George Town	CH	USD	5.6		100.0
UBS (France) SA	Paris	WA	EUR	10.0		100.0
UBS (Italia) SpA	Milan	WA	ITL	43,000.0		100.0
UBS (Luxembourg) SA	Luxembourg	CH	CHF	150.0		100.0
UBS (Monaco) SA	Monte Carlo	CH	EUR	9.2		100.0

Note 38   Significant Subsidiaries and Associates (continued)

UBS Group Financial Statements
Notes to the Financial Statements

Significant subsidiaries (continued)

						Equity
				Share		interest
	Registered	Business		capital		accumul-
Company	office	Group		in millions		ated in %

UBS (Panama) SA	Panama	CH	USD	6.0		100.0
UBS (Sydney) Limited	Sydney	CH	AUD	12.7		100.0
UBS (Trust and Banking) Limited	Tokyo	WA	JPY	10,500.0		100.0
UBS (USA) Inc	New York	WA	USD	315.0		100.0
UBS Americas Inc	Stamford	WA	USD	3,562.9	[5]	100.0
UBS Asset Management (Australia) Ltd	Sydney	AM	AUD	8.0		100.0
UBS Asset Management (France) SA	Paris	AM	EUR	0.8		100.0
UBS Asset Management (Japan) Ltd	Tokyo	AM	JPY	2,200.0		100.0
UBS Asset Management (New York) Inc	New York	AM	USD	72.7	[5]	100.0
UBS Asset Management (Singapore) Ltd	Singapore	AM	SGD	4.0		100.0
UBS Asset Management (Taiwan) Ltd	Taipei	AM	TWD	340.0		82.0
UBS Asset Management Holding Limited	London	AM	GBP	8.0	[5]	100.0
UBS Australia Holdings Ltd	Sydney	WA	AUD	11.7		100.0
UBS Australia Limited	Sydney	WA	AUD	15.0		100.0
UBS Bank (Canada)	Toronto	CH	CAD	20.7		100.0
UBS Beteiligungs-GmbH & Co KG	Frankfurt	WA	EUR	398.8		100.0
UBS Capital AG	Zurich	WA	CHF	0.5		100.0
UBS Capital Asia Pacific Limited	George Town	WA	USD	5.0		100.0
UBS Capital BV	The Hague	WA	EUR	104.1	[5]	100.0
UBS Capital GmbH	Munich	WA	EUR	–		100.0
UBS Capital II LLC	Delaware	WA	USD	2.6	[5]	100.0
UBS Capital LLC	New York	WA	USD	18.5	[5]	100.0
UBS Capital Partners Limited	London	WA	GBP	6.7		100.0
UBS Capital SpA	Milan	WA	ITL	50,000.0		100.0
UBS Card Center AG	Glattbrugg	CH	CHF	40.0		100.0
UBS España SA	Madrid	WA	EUR	55.3		100.0
UBS Finance (Cayman Islands) Limited	George Town	CC	USD	0.5		100.0
UBS Finance (Curação) NV	Willemstad	CC	USD	0.1		100.0
UBS Finance (Delaware) LLC	Delaware	WA	USD	37.3	[5]	100.0
UBS Finanzholding AG	Zurich	CC	CHF	10.0		100.0
UBS Fund Holding (Luxembourg) SA	Luxembourg	AM	CHF	42.0		100.0
UBS Fund Holding (Switzerland) AG	Basel	AM	CHF	18.0		100.0
UBS Fund Management (Switzerland) AG	Basel	AM	CHF	1.0		100.0
UBS Fund Services (Luxembourg) SA	Luxembourg	AM	CHF	2.5		100.0
UBS Futures & Options Limited	London	WA	GBP	2.0		100.0
UBS Global Trust Corporation	St. John	CH	CAD	0.1		100.0
UBS Immoleasing AG	Zurich	CH	CHF	3.0		100.0
UBS Inc	New York	WA	USD	375.3	[5]	100.0
UBS International Holdings BV	Amsterdam	CC	CHF	5.5		100.0
UBS Invest Kapitalanlagegesellschaft mbH	Frankfurt	AM	DEM	15.0		100.0
UBS Investment Management Pte Ltd	Singapore	WA	SGD	0.5		90.0
UBS Lease Finance LLC	Delaware	WA	USD	16.7		100.0
UBS Leasing AG	Brugg	CH	CHF	10.0		100.0
UBS Life AG	Zurich	CH	CHF	25.0		100.0
UBS Limited	London	WA	GBP	10.0		100.0
UBS O’Connor Limited	London	AM	GBP	8.8		100.0
UBS Overseas Holding BV	Amsterdam	WA	EUR	18.1		100.0
UBS Preferred Funding Company LLC I	Delaware	WA	USD	–		100.0
UBS Securities Limited	London	WA	GBP	10.0		100.0
UBS Services Limited	London	WA	GBP	–		100.0
UBS Trust (Canada)	Toronto	CH	CAD	12.5		100.0
UBS Trustees (Singapore) Ltd	Singapore	CH	SGD	0.8		100.0
UBS UK Holding Limited	London	WA	GBP	5.0		100.0
UBS UK Limited	London	WA	GBP	609.0		100.0
UBS Warburg Asia Limited	Hong Kong	WA	HKD	20.0		100.0
UBS Warburg (France) SA	Paris	WA	EUR	22.9		100.0
UBS Warburg (Italia) SIM SpA	Milan	WA	EUR	1.9		100.0

Note 38   Significant Subsidiaries and Associates (continued)

UBS Group Financial Statements
Notes to the Financial Statements

Significant subsidiaries (continued)

						Equity
				Share		interest
	Registered	Business		capital		accumul-
Company	office	Group		in millions		ated in %

UBS Warburg (Japan) Limited	George Town	WA	JPY	30,000.0		50.0
UBS Warburg (Malaysia) Sdn Bhd	Kuala Lumpur	WA	MYR	0.5		70.0
UBS Warburg (Nederland) BV	Amsterdam	WA	EUR	10.9		100.0
UBS Warburg AG	Frankfurt	WA	EUR	155.7		100.0
UBS Warburg Australia Corporation Pty Limited	Sydney	WA	AUD	50.4	[5]	100.0
UBS Warburg Australia Limited	Sydney	WA	AUD	571.5	[5]	100.0
UBS Warburg Derivatives Limited	Hong Kong	WA	HKD	20.0		100.0
UBS Warburg Futures Inc	Delaware	WA	USD	2.0		100.0
UBS Warburg Hong Kong Limited	Hong Kong	WA	HKD	30.0		100.0
UBS Warburg International Ltd	London	WA	GBP	18.0		100.0
UBS Warburg LLC	Delaware	WA	USD	450.1		100.0
UBS Warburg Ltd	London	WA	GBP	17.5		100.0
UBS Warburg Pte Limited	Singapore	WA	SGD	3.0		100.0
UBS Warburg Real Estate Securities Inc	Delaware	WA	USD	0.4	[5]	100.0
UBS Warburg Securities (España) SV SA	Madrid	WA	EUR	13.4		100.0
UBS Warburg Securities (South Africa) (Pty) Limited	Sandton	WA	ZAR	22.1		100.0
UBS Warburg Securities Co Ltd	Bangkok	WA	THB	400.0		100.0
UBS Warburg Securities India Private Limited	Mumbai	WA	INR	237.8		75.0
UBS Warburg Securities Ltd	London	WA	GBP	140.0		100.0
UBS Warburg Securities Philippines Inc	Makati City	WA	PHP	120.0		100.0

Significant associates

	Equity interest	Share capital
Company	in %	in millions

FSG Swiss Financial Services Group AG, Zurich	33.0	CHF 26
Giubergia UBS Warburg SIM SpA, Milan	50.0	EUR 15
Motor Columbus AG, Baden	35.6	CHF 253
Telekurs Holding AG, Zurich	33.3	CHF 45
Volbroker.com Limited, London	20.6	GBP 16

None of the above investments carry voting rights that are significantly different from the proportion of shares held.

Consolidated companies: changes in 2000

Significant new companies

Correspondent Services Corporation, Delaware
Fondvest AG, Zurich
Mitchell Hutchins Asset Management Inc, Delaware6
PaineWebber Capital Inc, Delaware
PaineWebber Incorporated of Puerto Rico, Puerto Rico
PaineWebber Incorporated, Delaware
PaineWebber Life Insurance Company, California
PW Trust Company, New Jersey
UBS Americas Inc, Stamford
UBS Asset Management (Taiwan) Ltd, Taipei (formerly Fortune Securities Investment & Trust Co Ltd)
UBS Global Trust Corporation, St. John
UBS Life AG, Zurich
UBS Preferred Funding Company LLC I, Delaware
UBS Trustees (Singapore) Ltd, Singapore
UBS Warburg Real Estate Securities Inc, Delaware

Note 38   Significant Subsidiaries and Associates (continued)

UBS Group Financial Statements
Notes to the Financial Statements

Deconsolidated companies

Significant deconsolidated companies

Reason for deconsolidation

IMPRIS AG, Zurich	Sold
Solothurner Bank, Solothurn	Sold

Note 39   Significant Currency Translation Rates

The following table shows the significant rates used to translate the financial statements of foreign entities into Swiss francs.

	Spot rate		Average rate
	At		Year-to-date

	31.12.00	31.12.99	31.12.00	31.12.99	31.12.98

1 USD	1.64	1.59	1.69	1.50	1.45
1 EUR	1.52	1.61	1.56	1.60
1 GBP	2.44	2.58	2.57	2.43	2.41
100 JPY	1.43	1.56	1.57	1.33	1.11
100 DEM		82.07		81.88	82.38

Note 40   Swiss Banking Law Requirements

The significant differences between International Accounting Standards (IAS), which are the principles followed by the Group, and the accounting requirements for banks under Swiss laws and regulations, are as follows:

Securities borrowing and lending

Under IAS only the cash collateral delivered or received is recognized in the balance sheet. There is no recognition or derecognition for the securities received or delivered. Up to 31 December 1999, the Swiss requirement was to recognize the securities received or delivered in the balance sheet along with any collateral in respect of those securities for which control is transferred.
   For the year ended 31 December 2000 the Swiss regulators accepted the same treatment as for IAS and therefore there is no difference in the balance sheet.

Treasury shares

Treasury shares is the term used to describe the holding by an enterprise of its own equity instruments. In accordance with IAS treasury shares are presented in the balance sheet as a deduction from equity. No gain or loss is recognized in the income statement on the sale, issuance, or cancellation of those shares. Consideration received is presented in the financial statement as a change in equity.
   Under Swiss requirements, treasury shares would be carried in the balance sheet (trading portfolio assets, financial investments or other liabilities) with gains and losses on the sale, issuance, or cancellation of treasury shares reflected in the income statement.

Extraordinary income and expense

Under IAS most items of income and expense arise in the course of ordinary business, and extraordinary items are expected to be rare. Under the Swiss requirements, income and expense items not directly related with the core business activities of the enterprise (e.g. sale of fixed assets or bank premises) are recorded as extraordinary income or expense.

UBS Group Financial Statements
Notes to the Financial Statements

Note 40   Swiss Banking Law Requirements (continued)

CHF million	31.12.00	31.12.99[1]

Differences in the balance sheet
Securities borrowing and lending
Assets
Trading portfolio / Money market paper		47,401
Due from banks / customers		273,093
Liabilities
Due to banks / customers		375,080
Trading portfolio liabilities		(54,586)

Treasury shares
Assets
Trading portfolio		4,561
Financial investments	4,007	3,136
Liabilities
Other liabilities	2,516	0

Differences in the income statement
Treasury shares	201	(182)

Reclassification of extraordinary income and expense
Other income, including income from associates	(211)	(1,726)

Differences in the shareholders’ equity
Share premium	(2,509)
Treasury shares[1]	4,000	8,023

1 The 1999 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies).

UBS Group Financial Statements
Notes to the Financial Statements

Note 41   Reconciliation of International Accounting Standards to United States Generally Accepted Accounting Principles

Note 41.1 Valuation and income recognition differences between International Accounting Standards and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Group have been prepared in accordance with IAS. The principles of IAS differ in certain respects from United States Generally Accepted Accounting Principles (“U.S. GAAP”).

   The following is a summary of the relevant significant accounting and valuation differences between IAS and U.S. GAAP.

a.  Purchase accounting (merger of Union Bank of Switzerland and Swiss Bank Corporation)

Under IAS, the Group accounted for the 1998 merger of Union Bank of Switzerland and Swiss Bank Corporation under the pooling of interests method. The balance sheets and income statements of the banks were combined and no adjustments to the carrying values of the assets and liabilities were made.

   Under U.S. GAAP, the business combination creating UBS AG is accounted for under the purchase method with Union Bank of Switzerland being considered the acquirer. Under the purchase method, the cost of acquisition is measured at fair value and the acquirer’s interests in identifiable tangible assets and liabilities of the acquiree are restated to fair values at the date of acquisition. Any excess consideration paid over the fair value of net tangible assets acquired is allocated, first to identifiable intangible assets based on their fair values, if determinable, with the remainder allocated to goodwill.

Goodwill

Under U.S. GAAP, goodwill and other intangible assets acquired are capitalized and amortized over the expected periods to be benefited with adjustments for any impairment.
   For purposes of the U.S. GAAP reconciliation, the excess of the consideration paid for Swiss Bank Corporation over the fair value of the net tangible assets received has been recorded as goodwill and is being amortized on a straight line basis over a weighted average life of 13 years beginning 29 June 1998.
   In 2000 and 1999, goodwill was reduced by CHF 211 million and CHF 118 million respectively, due to recognition of deferred tax assets of Swiss Bank Corporation which had previously been subject to valuation reserves.

Other purchase accounting adjustments

Under U.S. GAAP, the results of operations of Swiss Bank Corporation would have been included in the Group’s consolidated financial statements beginning 29 June 1998. For purposes of the U.S. GAAP reconciliation, Swiss Bank Corporation’s Net profit for the six-month period ended 29 June 1998 has been excluded from the Group’s Net profit. For purposes of the U.S. GAAP reconciliation, the restatement of Swiss Bank Corporation’s net assets to fair value resulted in decreasing net tangible assets by CHF 1,077 million. This amount will be amortized over a period ranging from two years to 20 years.

b.  Harmonization of accounting policies

The business combination noted above was accounted for under the pooling of interests method under IAS. Under the pooling interest method of accounting, a single uniform set of accounting policies was adopted and applied to all periods presented. This resulted in a restatement of 1997 Shareholders’ equity and Net loss.

   U.S. GAAP requires that accounting changes be accounted for in the income statement in the period the change is made. For purposes of the U.S. GAAP reconciliation the accounting policy harmonization recorded in 1997 was reversed because the business combination noted above is being accounted for under the purchase method and the impact of the accounting changes was recorded in 1998.

UBS Group Financial Statements
Notes to the Financial Statements

Harmonization of accounting policies

The income statement effect of this conforming adjustment was as follows:

CHF million
For the year ended	31.12.99	31.12.98

Depreciation policies	(20)	(338)
Credit risk adjustments on derivatives	0	(193)
Policies for other real estate	0	(140)
Retirement benefit and equity participation plans	0	(47)
Settlement-risk adjustments on derivatives	0	(33)

Total	(20)	(751)

There was no income statement effect after year 1999.

c.  Restructuring provision

Under IAS, restructuring provisions are recognized when a legal or constructive obligation has been incurred. In 1997, the Group recognized a CHF 7,000 million restructuring provision to cover personnel, IT, premises and other costs associated with combining and restructuring the merged Group. A further CHF 300 million provision was recognized in 1999, reflecting the impact of increased precision in the estimation of certain leased and owned property costs.

   Under U.S. GAAP, the criteria for establishing restructuring provisions were more stringent than under IAS prior to 2000. For purposes of the U.S. GAAP reconciliation, the aggregate CHF 7,300 million restructuring provision was reversed. As a result of the business combination with Swiss Bank Corporation and the decision to combine and streamline certain activities of the banks for the purpose of reducing costs and improving efficiencies, Union Bank of Switzerland recognized a restructuring provision of CHF 1,575 million during 1998 for purposes of the U.S. GAAP reconciliation. CHF 759 million of this provision related to estimated costs for restructuring the operations and activities of Swiss Bank Corporation and that amount was recorded as a liability of the acquired business. The remaining CHF 816 million of estimated costs were charged to restructuring expense during 1998. The reserve is expected to be substantially utilized by 2001.
   The U.S. GAAP restructuring provision was adjusted in 1999 (increase of CHF 600 million) and 2000 (increase of CHF 130 million) as shown in the table below.
   During 2000, the IAS requirements for restructuring provisions were changed such that they became substantially identical to the U.S. GAAP requirements. As of 31 December 2000, the remaining IAS provision was higher than the remaining U.S. GAAP provision by approximately CHF 114 million. This amount represents an accrual permitted under IAS for lease costs on properties to be vacated. Under U.S. GAAP, such costs may not be recognized until the premises are actually vacated.

Restructuring provision

The usage of the U.S. GAAP restructuring provision was as follows:

	Balance	Revision	Usage	Balance	Revision	Usage	Balance	Usage	Provision
CHF million	31.12.00	2000	2000	31.12.99	1999	1999	31.12.98	1998	1998

Personnel	422	(71)	(188)	681	553	(254)	382	(374)	756
Premises	143	194	(291)	240	179	(244)	305	(27)	332
IT	31	67	(63)	27	7	(5)	25	(68)	93
Other	20	(60)	(49)	129	(139)	(45)	313	(81)	394

Total	616	130	(591)	1,077	600	(548)	1,025	(550)	1,575

Additionally, for purposes of the U.S. GAAP reconciliation, CHF 138 million, CHF 150 million and CHF 273 million of restructuring costs were expensed as incurred in 2000, 1999 and 1998, respectively.

UBS Group Financial Statements
Notes to the Financial Statements

d.  Derivatives instruments held or issued for non-trading purposes

Under IAS, the Group recognizes transactions in derivative instruments hedging non-trading positions in the income statement using the accrual or deferral method, which is generally the same accounting as the underlying item being hedged.

   U.S. GAAP requires that derivatives be reported at fair value with changes in fair value recorded in income unless specified criteria are met to obtain hedge accounting treatment (accrual or deferral method).
   The Group does not comply with all of the criteria necessary to obtain hedge accounting treatment under U.S. GAAP. Accordingly, for purposes of the U.S. GAAP reconciliation, derivative instruments held or issued for non-trading purposes that did not meet U.S. GAAP hedging criteria have been carried at fair value with changes in fair value recognized as adjustments to Net trading income.

e.  Financial investments

Under IAS, financial investments are classified as either current investments or long-term investments. The Group considers current financial investments to be held for sale and carried at lower of cost or market value (“LOCOM”). The Group accounts for long-term financial investments at cost, less any permanent impairments.

   Under U.S. GAAP, investments are classified as either held to maturity (essentially debt securities) which are carried at amortized cost or available for sale (debt and marketable equity securities), which are carried at fair value with changes in fair value recorded as a separate component of Shareholders’ equity. Realized gains and losses are recognized in net profit in the period sold.
   For purposes of the U.S. GAAP reconciliation, marketable equity securities are adjusted from LOCOM to fair value and classified as available for sale investments. Held to maturity investments that do not meet U.S. GAAP criteria are also reclassified to the available for sale category. Unrealized gains or unrealized losses relating to these investments are recorded as a component of Shareholders’ equity.

f.  Retirement benefit plans

Under IAS, the Group has recorded pension expense based on a specific method of actuarial valuation of projected plan liabilities for accrued service including future expected salary increases and expected return on plan assets. Plan assets are held in a separate trust to satisfy plan liabilities. Plan assets are recorded at fair value. The recognition of a prepaid asset on the books of the Group is subject to certain limitations. These limitations generally cause amounts recognized as expense to equal amounts funded in the same period. Any amount not recognized as a prepaid asset and the corresponding impact on pension expense has been disclosed in the financial statements.

   Generally, under U.S. GAAP, pension expense is based on the same method of valuation of liabilities and assets as under IAS. Differences in the levels of expense and liabilities (or prepaid assets) exist due to the different transition date rules and the stricter provisions for recognition of a prepaid asset.
   As a result of the merger of the benefit plans of Union Bank of Switzerland and Swiss Bank Corporation, there was a one time increase of the vested plan benefits for the beneficiaries of such plans. This had the effect of increasing the defined benefit obligation by CHF 3,525 million. Under IAS this resulted in a one time charge to income which was offset by the recognition of assets (previously unrecognized due to certain limitations under IAS).
   Under U.S. GAAP, in a business combination that is accounted for under the purchase method, the assignment of the purchase price to individual assets acquired and liabilities assumed must include a liability for the projected plan liabilities in excess of plan assets or an asset for plan assets in excess of the projected plan liabilities, thereby recognizing any previously existing unrecognized net gains or losses, unrecognized prior service cost, or unrecognized net liabilities or assets.
   For purposes of the U.S. GAAP reconciliation, the Group recorded a prepaid asset for the Union Bank of Switzerland plans as of 1 January 1998. Swiss Bank Corporation recorded a purchase accounting adjustment to recognize its prepaid asset at 29 June 1998. The recognition of these assets impacts the pension expense recorded under U.S. GAAP versus IAS. The assets recognized under IAS

UBS Group Financial Statements
Notes to the Financial Statements

(which had been previously unrecognized due to certain limitations under IAS) were already recognized under U.S. GAAP due to the absence of such limitations under U.S. GAAP.

g.  Other employee benefits

Under IAS, the Group has recorded expenses and liabilities for post-retirement benefits determined under a methodology similar to that described above under retirement benefit plans.

   Under U.S. GAAP, expenses and liabilities for post-retirement benefits would be determined under a similar methodology as under IAS. Differences in the levels of expenses and liabilities have occurred due to different transition date rules and the treatment of the merger of Union Bank of Switzerland and Swiss Bank Corporation under the purchase method.

h.  Equity participation plans

IAS does not specifically address the recognition and measurement requirements for equity participation plans.

   U.S. GAAP permits the recognition of compensation cost on the grant date for the estimated fair value of equity instruments issued (Statement of Financial Accounting Standard “SFAS” No. 123) or based on the intrinsic value of equity instruments issued (Accounting Principles Board “APB” No. 25), with the disclosure of the pro forma effects of equity participation plans on net profit and earnings per share, as if the fair value had been recorded on the grant date. The Group recognizes only intrinsic values at the grant date with subsequent changes in value not recognized.
   For purposes of the U.S. GAAP reconciliation, certain of the Group’s option awards have been determined to be variable pursuant to APB No. 25, primarily because they may be settled in cash or the Group has offered to hedge their value. Additional compensation expense from these options awards for the years ended 31 December 2000, 1999 and 1998, is CHF 85 million, CHF 41 million and CHF 1 million, respectively. In addition, certain of the Group’s equity participation plans provide for deferral and diversification of the awards, and the instruments are held in trusts for the participants. Certain of these trusts are recorded on the Group’s balance sheet for U.S. GAAP presentation. The net effect on income of recording these assets and liabilities is a debit to expense of CHF 82 million, CHF 8 million and nil for the years ended 31 December 2000, 1999 and 1998, respectively.

i.  Software capitalization

Under IAS, effective 1 January 2000, certain costs associated with the acquisitions or development of internal use software are required to be capitalized. Once the software is ready for its intended use, the costs capitalized are amortized to the Income statement over estimated lives. Under U.S. GAAP, the same principle applies, however this standard was effective 1 January 1999. For purposes of the U.S. GAAP reconciliation, the costs associated with the acquisition or development of internal use software that met the U.S. GAAP software capitalization criteria in 1999 have been reversed from Operating expenses and amortized over a life of two years once it is ready for its intended use. From 1 January 2000, the only remaining reconciliation item is the amortization of software capitalized in 1999 for U.S. GAAP purposes.

j.  Trading in own shares and derivatives on own shares

As of 1 January 2000, upon adoption of the Standing Interpretations Committee’s (“SIC”) interpretation 16 “Share Capital – Reacquired Own Equity Instruments (Treasury Shares)” for IAS, all own shares are treated as treasury shares and reduce total shareholders’ equity. This applies also to the number of shares outstanding. Derivatives on own shares are classified as assets, liabilities or in shareholders’ equity depending upon the manner of settlement. As a result of this adoption, there is no difference between IAS and U.S. GAAP. For 1999 and 1998, figures have been retroactively restated (see Note 1, Summary of Significant Accounting Policies).

UBS Group Financial Statements
Notes to the Financial Statements

k.  Recently issued US accounting standards

Accounting for derivative instruments and hedging activities

In June 1998, the US Financial Accounting Standards board (“FASB”) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which, as amended, is required to be adopted for financial statements as of 1 January 2001. The standard establishes accounting and reporting standards for derivative instruments, including certain derivative instrument embedded in other contracts, and for hedging activities. Under International Accounting Standards, the Group is not required to comply with all the criteria necessary to obtain hedge accounting under U.S. GAAP. Accordingly, for future U.S. GAAP reconciliation, derivative instruments held or issued for non-trading purposes that do not meet U.S. GAAP hedging criteria under SFAS No. 133 will be carried at fair value with changes in fair value recognized as adjustments to trading income. The specific impact on earnings and financial position as a result of SFAS No. 133 is not possible to quantify as the Group will be complying with hedge accounting criteria necessary to obtain hedge accounting for certain activity, but not all.

Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities

In 1996 the FASB issued SFAS No. 125, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”. That statement provided standards for distinguishing transfers of financial assets that are sales from those that are financing transactions. In September 2000, the FASB issued SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities – a replacement of SFAS No. 125”. SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain new disclosures, but it carries over most of SFAS No. 125’s provisions without reconsideration. Generally, the new provisions of this standard are to be applied prospectively and become effective 31 March 2001. However, certain recognition and classification requirements for collateral and disclosures for collateral and securitization transactions have been adopted by the Group as of 31 December 2000. Adoption of the remaining provisions of this revised accounting standard is not expected to have a material impact on the Group.

UBS Group Financial Statements
Notes to the Financial Statements

Note 41.2   Reconciliation of IAS Shareholders’ equity and Net profit/loss to U.S. GAAP

	Shareholders’ equity			Net profit/(loss)

CHF million	31.12.00	31.12.99	31.12.98	31.12.00	31.12.99	31.12.98

Amounts determined in accordance with IAS	44,833	30,608	28,794	7,792	6,153	2,972
Adjustments in respect of

a. SBC purchase accounting:
Goodwill	17,835	19,765	21,612	(1,719)	(1,729)	(864)
Other purchase accounting adjustments	(808)	(858)	(895)	50	37	(2,415)
b. Harmonization of accounting policies	0	0	20	0	(20)	(751)
c. Restructuring provision	112	350	1948	(238)	(1,598)	(3,982)
d. Derivative instruments held or issued for non-trading purposes	(857)	507	1,052	(1,353)	(545)	(405)
e. Financial investments	379	52	108	28	36	23
f. Retirement benefit plans	1,898	1,839	1,858	59	(19)	88
g. Other employee benefits	(16)	(24)	(26)	8	2	(20)
h. Equity participation plans	(311)	(113)	(40)	(167)	(47)	(1)
i. Software capitalization	229	389	0	(160)	389	0
Tax adjustments	(334)	(682)	330	137	178	1,690

Total adjustments	18,127	21,225	25,967	(3,355)	(3,316)	(6,637)

Amounts determined in accordance with U.S. GAAP	62,960	51,833	54,761	4,437	2,837	(3,665)

UBS Group Financial Statements
Notes to the Financial Statements

Note 41.3   Earnings per share

Under IAS and U.S. GAAP, basic earnings per share (“EPS”) is computed by dividing income available to common shareholders by the weighted average common shares outstanding. Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares that were outstanding during the period.

The computations of basic and diluted EPS for the years ended 31 December 2000, 31 December 1999 and 31 December 1998 are presented in the following table. The adjustment in 1998 is due to the difference in weighted average shares calculated under purchase accounting for U.S. GAAP versus the pooling method under IAS for the Union Bank of Switzerland merger with Swiss Bank Corporation on 29 June 1998. There is otherwise no difference between IAS and U.S. GAAP for the calculation of weighted average shares for EPS.

				% change from
For the year ended	31.12.00	31.12.99	31.12.98	31.12.99

Net profit / (loss) available for Basic earnings per share (CHF million)
IAS	7,792	6,153	2,972	27
U.S. GAAP	4,437	2,837	(3,665)	56

Basic weighted average shares outstanding
IAS	403,029,309	404,742,482	405,222,295	0
U.S. GAAP	403,029,309	404,742,482	414,609,886	0

Basic earnings / (loss) per share (CHF)
IAS	19.33	15.20	7.33	27
U.S. GAAP	11.01	7.01	(8.84)	57

Net profit / (loss) available for Diluted earnings per share (CHF million)
IAS	7,778	6,153	2,972	26
U.S. GAAP	4,423	2,837	(3,665)	56

Diluted weighted average shares outstanding
IAS	408,525,900	408,375,152	412,881,04 [1]	0
U.S. GAAP	408,525,900	408,375,152	414,609,886 [1]	0

Diluted earnings / (loss) per share (CHF)
IAS	19.04	15.07	7.20	26
U.S. GAAP	10.83	6.95	(8.84)[1]	56

The following are adjustments to the calculation of weighted average outstanding common shares which result from valuation and presentation differences between IAS and U.S. GAAP:

Weighted average shares outstanding	31.12.00	31.12.99	31.12.98

Basic weighted-average ordinary shares (IAS)	403,029,309	404,742,482	405,222,295
add: Treasury shares adjustments	0	0	9,387,591
Basic weighted-average ordinary shares (U.S. GAAP)	403,029,309	404,742,482	414,609,886

1 No potential ordinary shares may be included in the computation of any diluted per-share amount when a loss from continuing operations exists.

UBS Group Financial Statements
Notes to the Financial Statements

Note 41.4   Presentation differences between IAS and U.S. GAAP

In addition to the differences in valuation and income recognition, other differences, essentially related to presentation, exist between IAS and U.S. GAAP. Although these differences do not cause differences between IAS and U.S. GAAP reported shareholders’ equity and net profit, it may be useful to understand them to interpret the financial statements presented in accordance with U.S. GAAP. The following is a summary of presentation differences that relate to the basic IAS financial statements.

1.  Purchase accounting

As described in Note 42.1, under U.S. GAAP the business combination creating UBS AG was accounted for under the purchase method with Union Bank of Switzerland being considered the acquirer. In the U.S. GAAP Condensed Consolidated Balance Sheet, the assets and liabilities of Swiss Bank Corporation have been restated to fair value at the date of acquisition (29 June 1998). In addition, the following table presents summarized financial results of SBC for the period from 1 January to 29 June 1998 which, under U.S. GAAP, would be excluded from the U.S. GAAP condensed consolidated Income statement for the year ended 31 December 1998.

2.  Settlement date vs. trade date accounting

The Group’s transactions from securities activities are recorded on the settlement date for balance sheet and on the trade date for income statement purposes. This results in recording an off-balance sheet forward transaction during the period between the trade date and the settlement date. Forward positions relating to trading activities are revalued to fair value and any unrealized profits and losses are recognized in Net profit.
   Under U.S. GAAP, trade date accounting is required for purchases and sales of securities. For purposes of U.S. GAAP presentation, all purchases and sales of securities previously recorded on settlement date have been recorded as of trade date for balance sheet purposes. Trade date accounting has resulted in receivables and payables to broker-dealers and clearing organizations recorded in Other assets and Other liabilities.

UBS Group Financial Statements
Notes to the Financial Statements

SBC’s summarized Income statement

for the period 1 January 1998 to 29 June 1998

CHF million

Operating income
Interest income	8,205
Less: Interest expense	6,630

Net interest income	1,575
Less: Credit loss expense	164

Total	1,411

Net fee and commission income	3,701
Net trading income	2,135
Income from disposal of associates and subsidiaries	1,035
Other income	364

Total	8,646

Operating expenses
Personnel	3,128
General and administrative	1,842
Depreciation and amortization	511

Total	5,481

Operating profit before taxes and minority interests	3,165

Tax expense	552

Profit	2,613

Less: Minority interests	(1)

Net profit	2,614

3.  Securities lending, Securities borrowing, Repurchase, Reverse repurchase and Other collateralized transactions

Under IAS, the Group’s repurchase agreements and securities lending are accounted for as collateralized borrowings. Reverse repurchase agreements and securities borrowing are accounted for as collateralized lending transactions. Cash collateral is reported on the balance sheet at amounts equal to the collateral advanced or received.
   Under U.S. GAAP, these transactions are also generally accounted for as collateralized borrowing and lending transactions. However, certain such transactions may be deemed sale or purchase transactions under specific circumstances. U.S. GAAP (SFAS No. 125) required recognition of securities collateral controlled, and an offsetting obligation to return such securities collateral on certain financing transactions, when specific control conditions existed. Pursuant to the guidance in SFAS No. 140, Accounting for Transfers of Servicing of Financial Assets and Extinguishment of Liabilities (a replacement of SFAS No. 125) issued in 2000, the Group has restated its 1999 U.S. GAAP Balance sheet to derecognize securities collateral received that are no longer required to be recognized.
   Additionally, SFAS No. 140 requires segregation of the balance, as of 31 December 2000, of the Group’s Trading portfolio assets which it has pledged under agreements permitting the transferee to repledge or resell such collateral. For presentation purposes, such reclassifications are reflected in the U.S. GAAP Balance Sheet in Trading portfolio assets, pledged.

4.  Financial investments

Under IAS, the Group’s private equity investments, real estate held for sale and non-marketable equity financial investments have been included in Financial investments.
   Under U.S. GAAP, private equity investments, real estate held for sale and non-marketable financial investments generally are

UBS Group Financial Statements
Notes to the Financial Statements

reported in Other assets or reported as a separate caption in the Balance sheet.
   For purposes of U.S. GAAP presentation, private equity investments are reported as a separate caption in the Balance sheet and real estate held for sale and non-marketable equity financial investments are reported in Other assets.

5.  Equity participation plans

Certain of the Group’s equity participation plans provide for deferral and diversification of the awards. The shares and other diversified instruments are held in trusts for the participants. Certain of these trusts are recorded on the Group’s balance sheet for U.S. GAAP presentation, the effect of which is to increase assets by CHF 1,298 million and CHF 655 million, liabilities by CHF 1,377 million and CHF 717 million, and decrease shareholders’ equity by CHF 69 million and CHF 62 million (for UBS AG shares held by the trusts which are treated as treasury shares) at 31 December 2000 and 31 December 1999, respectively.

6.  Net trading income

The Group has implemented a change in accounting policy for interest and dividend income and expenses on trading related assets and liabilities (see Note 1, Summary of Significant Accounting Policies). For the years ended 31 December 1999 and 31 December 1998, figures have been retroactively restated. As a result of this change, there is no longer a difference between IAS and U.S. GAAP.

UBS Group Financial Statements
Notes to the Financial Statements

Note 41.5   Consolidated Income Statement

The following is a Consolidated Income Statement of the Group, for the years ended 31 December 2000, 31 December 1999 and 31 December 1998, restated to reflect the impact of valuation and income recognition differences and presentation differences between IAS and U.S. GAAP.

		31.12.00		31.12.99[1]		31.12.98[1]
For the year ended
CHF million	Reference	U.S. GAAP	IAS	U.S. GAAP	IAS	U.S. GAAP	IAS

Operating income
Interest income	a, d, 1	51,565	51,745	35,404	35,604	29,136	37,442
Less: Interest expense	a, 1	(43,584)	(43,615)	(29,660)	(29,695)	(25,773)	(32,424)

Net interest income		7,981	8,130	5,744	5,909	3,363	5,018
Less: Credit loss expense	1	130	130	(956)	(956)	(787)	(951)

Total		8,111	8,260	4,788	4,953	2,576	4,067

Net fee and commission income	1	16,703	16,703	12,607	12,607	8,925	12,626
Net trading income	b, d, 1	8,597	9,953	7,174	7,719	455	3,313
Net gains from disposal of associates and subsidiaries	1	83	83	1,821	1,821	84	1,119
Other income	b, e, 1	1,431	1,403	1,361	1,325	641	1,122

Total		34,925	36,402	27,751	28,425	12,681	22,247

Operating expenses
Personnel	b, c, f, g, h, 1	17,262	17,163	12,483	12,577	7,938	9,816
General and administrative	a, c, i, 1	6,813	6,765	6,664	6,098	6,259	6,735
Depreciation and amortization	a, b, i, 1	3,952	2,275	3,454	1,857	2,403	1,825
Restructuring costs	c	191	0	750	0	1,089	0

Total		28,218	26,203	23,351	20,532	17,689	18,376

Operating profit/(loss) before tax and minority interests		6,707	10,199	4,400	7,893	(5,008)	3,871

Tax expense/(benefit)	1	2,183	2,320	1,509	1,686	(1,339)	904

Net profit/(loss) before minority interests		4,524	7,879	2,891	6,207	(3,669)	2,967

Minority interests	1	(87)	(87)	(54)	(54)	4	5

Net profit/(loss)		4,437	7,792	2,837	6,153	(3,665)	2,972

1  Certain IAS and U.S. GAAP 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1, Summary of Significant Accounting Policies).

Note: References above coincide with the discussions in Note 41.1 and Note 41.4. These references indicate which IAS to U.S. GAAP adjustments affect an individual financial statement caption.

UBS Group Financial Statements
Notes to the Financial Statements

Note 41.6   Consolidated Balance Sheet

The following is a Consolidated Balance Sheet of the Group, as of 31 December 2000 and 31 December 1999 restated to reflect the impact of valuation and income recognition principles and presentation differences between IAS and U.S. GAAP.

		31.12.00		31.12.99[1]

CHF million	Reference	U.S. GAAP	IAS	U.S. GAAP	IAS

Assets
Cash and balances with central banks		2,979	2,979	5,073	5,073
Money market paper		66,454	66,454	69,717	69,717
Due from banks	a, 3	29,182	29,147	29,954	29,907
Cash collateral on securities borrowed		177,857	177,857	113,162	113,162
Reverse repurchase agreements		193,801	193,801	132,391	132,391
Trading portfolio assets	b, 2,3	197,048	253,296	184,085	211,932
Trading portfolio assets, pledged	3	59,448
Positive replacement values	2	57,775	57,875	62,294	62,957
Loans, net of allowance for credit losses	a, 3	245,214	244,842	235,401	234,858
Financial investments	b, e, 4	7,807	16,405	2,378	7,039
Accrued income and prepaid expenses		7,062	7,062	5,167	5,167
Investments in associates		880	880	1,102	1,102
Property and equipment	a, b, i	9,692	8,910	9,655	8,701
Intangible assets and goodwill	a	35,726	19,537	21,428	3,543
Private equity investments	4	6,658	0	3,001	0
Other assets	b, d, f, g, h, 2, 4, 5	26,971	8,507	18,717	11,007

Total assets		1,124,554	1,087,552	893,525	896,556

Liabilities
Money market paper issued	a	74,780	74,780	64,655	64,655
Due to banks	3	82,240	82,240	76,363	76,365
Cash collateral on securities lent	3	23,418	23,418	12,832	12,832
Repurchase agreements	3	295,513	295,513	173,840	196,914
Trading portfolio liabilities	2, 3	87,832	82,632	52,658	54,638
Negative replacement values	2	75,423	75,923	95,004	95,786
Due to customers	a, 3	310,686	310,679	279,971	279,960
Accrued expenses and deferred income		21,038	21,038	12,040	12,040
Long-term debt	a	54,970	54,855	56,049	56,332
Other liabilities	a, b, c, d, e, h, 2, 3	32,809	18,756	17,846	15,992

Total liabilities		1,058,709	1,039,834	841,258	865,514

Minority interests		2,885	2,885	434	434

Total shareholders’ equity		62,960	44,833	51,833	30,608

Total liabilities, minority interests and shareholders’ equity		1,124,554	1,087,552	893,525	896,556

1 Certain IAS and U.S. GAAP 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1, Summary of Significant Accounting Policies).

Note:  References above coincide with the discussions in Note 41.1 and Note 41.4. These references indicate which IAS and U.S. GAAP adjustments affect an individual financial statement caption.

UBS Group Financial Statements
Notes to the Financial Statements

Note 41.7   Comprehensive income

Comprehensive income is defined as the change in Shareholders’ equity excluding transactions with shareholders. Comprehensive income has two major components: Net profit, as reported in the income statement, and Other comprehensive income. Other comprehensive income includes such items as foreign currency translation and unrealized gains in available-for-sale securities. The components and accumulated other comprehensive income amounts for the years ended 31 December 2000, 31 December 1999 and 31 December 1998 are as follows:

		Unrealized	Accumulated
	Foreign	gains in	other
	currency	available-for-	comprehensive	Comprehensive
CHF million	translation	sale securities	income	income

Balance, 1 January 1998	(111)	47	(64)
Net loss				(3,665)

Other comprehensive income:
Foreign currency translation	(345)		(345)
Unrealized gains, arising during the year, net of CHF 89 million tax		267	267
Reclassification adjustment for gains realized in net profit, net of CHF 76 million tax		(229)	(229)	(307)

Comprehensive loss				(3,972)

Balance, 31 December 1998	(456)	85	(371)

Net profit				2,837

Other comprehensive income:
Foreign currency translation	14		14
Unrealized gains, arising during the year, net of CHF 18 million tax		74	74
Reclassification adjustment for gains realized in net profit, net of CHF 40 million tax		(143)	(143)	(55)

Comprehensive income				2,782

Balance, 31 December 1999	(442)	16	(426)

Net profit				4,437

Other comprehensive income:
Foreign currency translation	(245)		(245)
Unrealized gains, arising during the year, net of CHF 152 million tax		456	456
Reclassification adjustment for gains realized in net profit, net of CHF 40 million tax		(121)	(121)	90

Comprehensive income				4,527

Balance, 31 December 2000	(687)	351	(336)

UBS Group Financial Statements
Notes to the Financial Statements

Note 42   Additional Disclosures Required under U.S. GAAP

In addition to the differences in valuation and income recognition and presentation, disclosure differences exist between IAS and U.S. GAAP. The following are additional U.S. GAAP disclosures that relate to the basic financial statements.

Note 42.1   Business combinations

On 29 June 1998, Union Bank of Switzerland and Swiss Bank Corporation consummated a merger of the banks, resulting in the formation of UBS AG. New shares totaling 428,746,982 were issued exclusively for the exchange of the existing shares of Union Bank of Switzerland and Swiss Bank Corporation. Under the terms of the merger agreement, Union Bank of Switzerland shareholders received 5 registered shares for each bearer share held and 1 registered share for each registered share held, totaling 257,500,000 shares of UBS AG. Swiss Bank Corporation shareholders received 11/13 registered shares of the Group for each Swiss Bank Corporation registered share held, totaling 171,246,982 shares. The combined share capital amounted to CHF 5,754 million. As a result of the exchange of shares, CHF 1,467 million were transferred from share capital to the share premium account. The merger was accounted for under the pooling of interests method and, accordingly, the information included in the financial statements presents the combined results of Union Bank of Switzerland and Swiss Bank Corporation as if the merger had been in effect for all periods presented.

   Summarized results of operations of the separate companies for the period from 1 January 1998 through 29 June 1998, the date of combination, are as follows:

	Union Bank	Swiss Bank
CHF million	of Switzerland	Corporation

Total operating income	5,702	8,646
Net profit	739	2,614

As a result of the merger, the Group harmonized its accounting policies that have been retrospectively applied for the restatement of comparative information and opening retained earnings at 1 January 1997. As a result, adjustments were required for the accounting for treasury shares, netting of balance sheet items, repurchase agreements, depreciation, and employee share plans.

Summarized results of operations of the separate companies for the year ended 31 December 1997 are as follows:

	Total operating
CHF million	income	Net loss

Union Bank of Switzerland	13,114	(129)
Swiss Bank Corporation	13,026	(248)

Total as previously reported	26,140	(377)
Impact of accounting policy harmonization	(1,260)	(290)

Consolidated	24,880	(667)

Prior to 29 June 1998, Union Bank of Switzerland and Swiss Bank Corporation entered into certain transactions with each other in the normal course of business. These intercompany transactions have been eliminated in the accompanying financial statements.

UBS Group Financial Statements
Notes to the Financial Statements

Note 42.2   Financial investments

See Note 15 for information on financial investments. The following table summarizes the Group’s financial investments as of 31 December 2000 and 31 December 1999:

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
CHF million	cost	gains	losses	value

31 December 2000
Equity securities[1]	1,147	447	6	1,588
Debt securities issued by the Swiss national government and agencies	34	2	0	36
Debt securities issued by Swiss local governments	46	1	1	46
Debt securities issued by the U.S. Treasury and agencies	0	0	0	0
Debt securities issued by foreign governments and official institutions	4,852	7	3	4,856
Corporate debt securities	1,139	5	1	1,143
Mortgage-backed securities	47	0	0	47
Other debt securities	88	4	0	92

Total	7,353	466	11	7,808

31 December 1999
Equity securities 1	388	3	14	377
Debt securities issued by the Swiss national government and agencies	78	3	0	81
Debt securities issued by Swiss local governments	81	3	1	83
Debt securities issued by the U.S. Treasury and agencies	410	0	0	410
Debt securities issued by foreign governments and official institutions	321	6	1	326
Corporate debt securities	851	24	6	869
Mortgage-backed securities	109	1	1	109
Other debt securities	120	3	0	123

Total	2,358	43	23	2,378

1 The LOCOM value of the equity securities as reported in Note 15 is adjusted to cost basis for the purpose of fair value calculation.

The following table presents an analysis of the contractual maturities of the investments in debt securities as of 31 December 2000:

			1–5 years		5–10 years		Over 10 years
	Within 1 year
CHF million, except percentages	Amount	Yield(%)	Amount	Yield(%)	Amount	Yield(%)	Amount	Yield(%)

Swiss national government and agencies	2	6.90	16	5.13	16	6.45	0
Swiss local governments	1	6.11	27	5.19	18	4.43	0
U.S. Treasury and agencies	0		0		0		0
Foreign governments and official institutions	2,451	1.62	1,236	1.80	1,165	0.85	0
Corporate debt securities	16	5.20	917	6.02	206	2.21	0
Mortgage-backed securities	20	6.02	5	6.54	22	14.46	0
Other debt securities	21	6.57	56	4.33	11	3.68	0

Total amortized cost	2,511		2,257		1,438		0

Total market value	2,514		2,272		1,434		0

Proceeds from sales and maturities of investment securities available for sale during the year ended 31 December 2000 and the year ended 31 December 1999 were CHF 325 million and CHF 1,482 million, respectively. Gross gains of CHF 162 million and gross losses of CHF 1 million were realized in 2000 on those sales, and gross gains of CHF 180 million and gross losses of CHF 3 million were realized in 1999.

UBS Group Financial Statements
Notes to the Financial Statements

Selected Financial Data

CHF million, except where indicated
For the year ended	31.12.00	31.12.99[1]	31.12.98[1]	31.12.97

Income statement key figures
Interest income	51,745	35,604	37,442	23,669
Interest expense	43,615	29,695	32,424	16,733
Net interest income	8,130	5,909	5,018	6,936
Credit loss recovery / (expense)	130	(956)	(951)	(1,278)
Net interest income after credit loss expense	8,260	4,953	4,067	5,658
Net fee and commission income	16,703	12,607	12,626	12,234
Net trading income	9,953	7,719	3,313	5,491
Other income	1,486	3,146	2,241	1,497
Operating income	36,402	28,425	22,247	24,880
Operating expenses	26,203	20,532	18,376	18,636
Operating profit before tax	10,199	7,893	3,871	6,244
Restructuring costs	0	0	0	7,000
Tax expense (benefit)	2,320	1,686	904	(105)
Minority interests	(87)	(54)	5	(16)
Net profit	7,792	6,153	2,972	(667)
Cost / income ratio (%)[2]	72.2	69.9	79.2	71.2
Cost / income ratio before goodwill amortization (%) [2,3]	70.4	68.7	77.7	70.7

Per share data(CHF)
Basic earnings per share[4,7]	19.33	15.20	7.33	(1.59)
Basic earnings per share before goodwill[3,4,7]	20.99	16.04	8.18
Diluted earnings per share[4,7]	19.04	15.07	7.20	(1.59)
Diluted earnings per share before goodwill[3,4,7]	20.67	15.90	8.03
Dividend payout ratio(%)	31.56	36.18	68.21

As of	31.12.00	31.12.99[1]	31.12.98[1]	31.12.97

Balance sheet key figures
Total assets	1,087,552	896,556	861,282	1,086,414
Shareholders’ equity	44,833	30,608	28,794	30,927
Market capitalization	112,666	92,642	90,720

Outstanding shares (weighted average)[7]
Registered ordinary shares	433,486,003	430,497,026	429,710,128	426,994,240
Own shares to be delivered	2,058,212
Treasury shares	(32,514,906)	(25,754,544)	(24,487,833)	(7,724,236)
Shares for basic earnings per share	403,029,309	404,742,482	405,222,295	419,270,004

BIS capital ratios
Tier 1 (%)	11.7	10.6	9.3	8.3
Total BIS (%)	15.7	14.5	13.2	12.6
Risk-weighted assets	273,290	273,107	303,719	345,904

Total assets under management (CHF billion)	2,469	1,744	1,573

Headcount (full time equivalents)[6]	71,076	49,058	48,011

Long-term ratings
Fitch, London	AAA	AAA	AAA
Moody’s, New York	Aa1	Aa1	Aa1
Standard & Poor’s, New York	AA+	AA+	AA+

1 The 1999 and 1998 figures have been restated to reflect retroactive changes in accounting policy arising from newly applicable International Accounting Standards and changes in presentation (see Note 1: Summary of Significant Accounting Policies). 2 Operating expenses/operating income before credit loss expense. 3 The amortization of goodwill and other purchased intangible assets are excluded from the calculation. 4 For EPS calculation, see Note 10 to the Financial Statements. 5 Net profit/average shareholders’ equity excluding dividends. 6 The Group headcount does not include the Klinik Hirslanden AG headcount of 1,839 and 1,853 for 31 December 2000 and 31 December 1999, respectively. 7 1999, 1998 and 1997 share figures are restated for the two-for-one share split, effective 8 May 2000.

UBS Group Financial Statements
Report of the Group Auditors

Report of the Group Auditors

to the General Meeting of

UBS AG, ZURICH AND BASEL

Mr. Chairman,

Ladies and Gentlemen,

As auditors of the Group, we have audited the Group financial statements (income statement, balance sheet, statement of changes in equity, statement of cash flows and notes) of UBS AG for the year ended 31 December 2000.

These Group financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these Group financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards generally accepted in the United States of America as well as those promulgated by the profession in Switzerland, which require that an audit be planned and performed to obtain reasonable assurance about whether the Group financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the Group financial statements. We have also assessed the accounting principles used, significant estimates made and the overall Group financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Group financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with International Accounting Standards (IAS) and comply with the Swiss law.

We recommend that the Group financial statements submitted to you be approved.

Basel, 5 March 2001                           Ernst & Young Ltd.

Roger K. Perkin	Peter Heckendorn
Chartered Accountant	lic. oec.
in charge of the audit	in charge of the audit

Enclosures

[INTENTIONALLY LEFT BLANK]

UBS AG

(Parent Bank)

UBS AG (Parent Bank)

UBS AG (Parent Bank)

Parent Bank Review	148

Financial Statements	149
Income Statement	149
Balance Sheet	150
Statement of Appropriation of Retained Earnings	151

Notes to the Financial Statements	152

Additional Income Statement Information	153
Net Trading Income	153
Extraordinary Income and Expenses	153

Additional Balance Sheet Information	154
Value Adjustments and Provisions	154
Statement of Shareholders’ Equity	154
Share Capital	154

Off-Balance Sheet and other Information	155
Assets Pledged or Assigned as Security for own Obligations, Assets Subject to Reservation of Title	155
Fiduciary Transactions	155
Due to UBS Pension Plans, Loans to Corporate Bodies / Related Parties	155

Report of the Statutory Auditors	156

UBS AG (Parent Bank)
Parent Bank Review

Parent Bank Review

Income statement

   UBS AG net profit increased CHF 1,118 million from CHF 6,788 million in 1999 to CHF 7,906 million in 2000.

   Income from investments in associates decreased to CHF 896 million in 2000, from CHF 1,669 million in 1999, mainly due to lower dividends received.
   Sundry operating expenses were CHF 614 million, up from CHF 21 million in 1999. This was mainly due to a net write-down of financial investments.
   Allowances, provisions and losses were CHF 345 million in 2000, down from CHF 1,815 million in 1999, mainly due to the release of previously established provisions as credit quality improved as a result of the strong performance of the Swiss economy in 2000.
   Extraordinary income contains CHF 496 million from the sale of former subsidiaries, down from CHF 2,100 million in 1999, and CHF 15 million from the sale of tangible fixed assets, down from CHF 417 million in 1999. It also contains CHF 139 million from the release of provisions.
   Extraordinary expenses consist mainly of losses of CHF 20 million from the sale of tangible fixed assets, compared to losses of CHF 254 million in 1999. There were no losses from the disposal of investments in associated companies in 2000, compared to losses of CHF 157 million in 1999.

Balance sheet

Total assets declined by CHF 164 billion to CHF 935 billion at 31 December 2000. This decline is principally due to changes in the accounting treatment of the securities lending and borrowing business, bringing it closer into line with the treatment in UBS Group’s Financial Statements.

UBS AG (Parent Bank)
Financial Statements

Financial Statements

Income Statement

CHF million			% change from
For the year ended	31.12.00	31.12.99	31.12.99

Interest and discount income[1]	40,375	24,172	67
Interest and dividend income from financial assets	93	41	127
Interest expense[1]	(32,161)	(18,148)	77

Net interest income	8,307	6,065	37

Credit-related fees and commissions	292	361	(19)
Fee and commission income from securities and investment business	9,574	7,758	23
Other fee and commission income	492	534	(8)
Fee and commission expense	(1,229)	(763)	61

Net fee and commission income	9,129	7,890	16

Net trading income[1]	7,378	5,593	32

Net income from disposal of financial assets	785	440	78
Income from investments in associated companies	896	1,669	(46)
Income from real estate holdings	41	30	37
Sundry income from ordinary activities	380	894	(57)
Sundry ordinary expenses	(614)	(21)

Other income from ordinary activities	1,488	3,012	(51)

Operating income	26,302	22,560	17

Personnel expenses	10,292	9,178	12
General and administrative expenses	5,405	5,154	5

Operating expenses	15,697	14,332	10

Operating profit	10,605	8,228	29

Depreciation and write-offs on fixed assets	1,623	423	284
Allowances, provisions and losses	345	1,815	(81)

Profit before extraordinary items and taxes	8,637	5,990	44

Extraordinary income	650	2,518	(74)
Extraordinary expenses	20	411	(95)
Tax expense / (benefit)	1,361	1,309	4

Profit for the period	7,906	6,788	16

1 The figures for 2000 are not comparable to 1999. See Notes to the Financial Statements for further details.

UBS AG (Parent Bank)
Financial Statements

Balance Sheet

			% change from
CHF million	31.12.00	31.12.99	31.12.99

Assets
Liquid assets	2,242	3,975	(44)
Money market paper	61,152	62,154	(2)
Due from banks	243,911	356,858	(32)
Due from customers	175,255	195,464	(10)
Mortgage loans	117,830	123,151	(4)
Trading balances in securities and precious metals	155,342	196,782	(21)
Financial assets	12,133	5,067	139
Investments in associated companies	10,587	6,727	57
Tangible fixed assets	5,949	5,709	4
Accrued income and prepaid expenses	3,239	3,555	(9)
Positive replacement values	141,516	131,730	7
Other assets	6,242	7,923	(21)

Total assets	935,398	1,099,095	(15)

Total subordinated assets	805	939	(14)
Total amounts receivable from Group companies	187,724	197,211	(5)

Liabilities
Money market paper issued	36,340	47,931	(24)
Due to banks	228,928	352,775	(35)
Due to customers on savings and deposit accounts	68,069	76,414	(11)
Other amounts due to customers	263,459	341,509	(23)
Medium-term note issues	5,408	5,918	(9)
Bond issues and loans from central mortgage institutions	42,731	44,254	(3)
Accruals and deferred income	11,230	8,746	28
Negative replacement values	155,059	159,713	(3)
Other liabilities	73,585	7,835	839
Value adjustments and provisions	7,817	18,554	(58)
Share capital	4,444	4,309	3
General statutory reserve	18,047	14,528	24
Reserve for own shares	4,007	3,462	16
Other reserves	8,361	6,356	32
Profit brought forward	7	3	133
Profit for the period	7,906	6,788	16

Total liabilities	935,398	1,099,095	(15)

Total subordinated liabilities	15,302	13,362	15
Total liabilities to Group companies	142,263	160,055	(11)

UBS AG (Parent Bank)
Financial Statements

Statement of Appropriation of Retained Earnings

CHF million

The Board of Directors proposes to the Annual General Meeting the following appropriation:

Profit for the financial year 2000 as per the Parent Bank’s Income Statement	7,906
Retained earnings from prior years	7
Release of other reserves	1,764

Available for appropriation	9,677

Appropriation to General statutory reserve	165
Distributed partial dividend (1.1.00–30.9.00)	1,764
Appropriation to other reserve	7,748

Total appropriation	9,677

The Extraordinary General Meeting on 7 September 2000 accepted a proposal to pay a partial dividend of CHF 4.50 gross per CHF 10.00 share in respect of the first three quarters of the reporting year. This payment, after deduction of 35% Swiss withholding tax, was made on 5 October 2000, to all UBS shareholders on record on 2 October 2000.

The Board of Directors proposes to repay CHF 1.60 of the par value of each CHF 10.00 share, instead of distributing a final dividend for the remaining months of the reporting year: October, November and December. This repayment would reduce the share capital by CHF 682 million and reduce the par amount per share to CHF 8.40. This proposal would be approved on the explicit condition that the revised article 622 paragraph 4 of the Swiss Code of Obligations comes into force. If the proposal is approved and the condition met, the repayment of CHF 1.60 of the par value would be made on 18 July 2001 to those shareholders who hold UBS shares on 13 July 2001, through their depository banks.

UBS AG (Parent Bank)
Notes to the Financial Statements

Notes to the

Financial Statements

Accounting and Valuation Principles

The Parent Bank’s accounting and valuation policies are in compliance with Swiss federal banking law. The accounting and valuation policies are principally the same as outlined for the Group in Note 1 to the Group Financial Statements. Major differences between the Swiss federal banking law requirements and International Accounting Standards are described in Note 40 to the Group Financial Statements.

   In addition, the following principles are applied for the Parent Bank:

Treasury shares

Treasury shares is the term used to describe a company’s holdings in its own equity instruments. In accordance with IAS, treasury shares are presented in the balance sheet as a deduction from equity. No gain or loss is recognised in the income statement on the sale, issuance, or cancellation of those shares. Consideration received is presented in the financial statement as a change in equity.
   Under Swiss federal banking requirements, treasury shares are carried in the balance sheet as trading balances, financial assets or other liabilities with gains and losses on the sale, issuance or cancellation, unrealised losses on treasury shares, and unrealised gains on treasury shares included in trading balances and other liabilities reflected in the income statement.

Securities borrowing and lending

At 31 December 1999, securities received or delivered were recognised in the balance sheet together with any collateral in respect of those securities for which control was transferred. At 31 December 2000, securities borrowed and lent that are collateralized by cash are included in the balance sheet at amounts equal to the collateral advanced or received. Non-cash collateral is not reflected in the balance sheet.

Investments in associated companies

Investments in associated companies are equity interests which are held on a long-term basis for the purpose of the Parent Bank’s business activities. They are carried at a value no higher than their cost price.

Property and equipment

Bank buildings and other real estate are carried at cost less depreciation at a rate which takes account of the economic and business situation and which is permissible for tax purposes. Depreciation of computer and telecommunication equipment, as well as other equipment, fixtures and fittings is recognised on a straight-line basis over the estimated useful lives of the related assets. The useful lives of Property and Equipment are summarised in Note 1 to the Group Financial Statements.

Interest and dividend income on trading assets

In 1999, interest and dividend income and expense on trading assets and liabilities were included in Net trading income. In order to improve comparability with the main competitors, interest and dividend income and expense on trading assets and liabilities are now included in Interest income and interest expense respectively.

Extraordinary Income and Expenses

Certain items of income and expense appear as extraordinary within the Parent Bank Financial Statements, whereas in the Group Financial Statements they are considered to be operating income or expenses and appear within the appropriate income or expense category. These are separately identified below.

Taxation

Deferred Tax Assets, except those relating to Restructuring Provisions, and Deferred Tax Liabilities, except for a few immaterial exceptions, are not recognised in the Parent Bank Financial Statements as it is not required by Swiss federal banking law to do so.

UBS AG (Parent Bank)
Notes to the Financial Statements

Additional Income Statement Information

Net Trading Income

CHF million
For the year ended	31.12.00	31.12.99

Foreign exchange and bank notes	1,151	717
Bonds and other interest rate instruments	88	1,816
Equities	6,117	3,089
Precious metals and commodities	22	(29)

Total	7,378	5,593

Extraordinary Income and Expenses

Extraordinary income contains CHF 496 million (1999: CHF 2,100 million) from the sale of subsidiaries, CHF 15 million (1999: CHF 417 million) from the sale of tangible fixed assets and CHF 139 million from the release of provisions no longer operationally necessary.

   Extraordinary expenses consist mainly of losses of CHF 20 million (1999: CHF 254 million) from the sale of tangible fixed assets. There were no losses from the disposal of investments in associated companies in 2000 (1999: CHF 157 million).

UBS AG (Parent Bank)
Notes to the Financial Statements

Additional Balance Sheet Information

Value Adjustments and Provisions

		Provisions	Recoveries,
		applied in	doubtful
		accordance	interest,	New	Provisions
		with their	currency	provisions	released and
	Balance at	specified	translation	charged	credited	Balance at
CHF million	31.12.99	purpose	differences	to income	to income	31.12.00

Default risks (credit and country risk)	12,929	(2,890)	489	0	(139)	10,389
Other business risks[1]	3,267	(1,211)	404	473	0	2,933
Capital and income taxes	1,153	(421)	(8)	1,330	0	2,054
Other provisions	2,380	(659)	(344)	196	0	1,573

Total allowance for general credit losses and other provisions	19,729	(5,181)	541	1,999	(139)	16,949

Allowances deducted from assets	1,175					9,132

Total provisions as per balance sheet	18,554					7,817

1 Provisions for litigation, settlement and other business risks.

Statement of Shareholders’ Equity

CHF million	31.12.00	31.12.99	Change	%

Shareholders’ equity
Share capital at the beginning of the year	4,309	4,300	9	0
General statutory reserve	14,528	14,295	233	2
Reserves for own shares	3,462	490	2,972	607
Other reserves	6,356	10,806	(4,450)	(41)
Retained earnings	6,791	653	6,138	940

Total shareholders’ equity at the beginning of the period (before distribution of profit)	35,446	30,544	4,902	16

Capital increase	135	9	126
Increase in General statutory reserve	215	190	25	13
Premium	3,304	45	3,259
Other allocations [1]	(1,979)	(38)	(1,941)
Prior-year dividend	(2,255)	(2,092)	(163)	8
Profit for the period	7,906	6,788	1,118	16

Total shareholders’ equity at the end of the year (before distribution of profit)	42,772	35,446	7,326	21

of which:
Share capital	4,444	4,309	135	3
General statutory reserve	18,047	14,528	3,519	24
Reserves for own shares	4,007	3,462	545	16
Other reserves	8,361	6,356	2,005	32
Retained earnings	7,913	6,791	1,122	17

1 Includes distributed partial dividend (1.1.–30.9.2000).

Share Capital

	Par value		Ranking for dividends

	No. of shares	Capital in CHF	No. of shares	Capital in CHF

Issued and paid up	444,379,729	4,443,797,290	444,379,729	4,443,797,290

Conditional share capital	16,571,341	165,713,410

UBS AG (Parent Bank)
Notes to the Financial Statements

Off-Balance Sheet and other Information

Assets Pledged or Assigned as Security for own Obligations, Assets Subject to Reservation of Title

	31.12.00		31.12.99		Change in %

	Book	Effective	Book	Effective	Book	Effective
CHF million	value	liability	value	liability	value	liability

Money market paper	28,355	0	35,475	702	(20)
Mortgage loans	1,565	1,066	1,869	1,325	(16)	(20)
Securities	40,649	24,721	3,722	188	992

Total	70,569	25,787	41,066	2,215	72

Assets are pledged as collateral for securities borrowing and repo transactions, for collateralized credit lines with central banks, loans from mortgage institutions and security deposits relating to stock exchange membership.

Fiduciary Transactions

CHF million	31.12.00	31.12.99	Change	%

Deposits with other banks	50,274	47,802	2,472	5
with Group banks	682	759	(77)	(10)

Loans and other financial transactions	403	415	(12)	(3)

Total	51,359	48,976	2,383	5

Due to UBS Pension Plans, Loans to Corporate Bodies/ Related Parties

CHF million	31.12.00	31.12.99	Change	%

Due to UBS pension plans (including securities borrowed) and UBS securities held by pension plans	4,644	6,785	(2,141)	(32)
Loans to directors, senior executives and auditing bodies [1]		61	(61)	(100)

1 Loans to directors, senior executives and auditing bodies are loans to members of the Board of Directors, the Group Executive Board, the Group Managing Board and the Group’s official auditors under Swiss company law. This also includes loans to companies which are controlled by these natural or legal persons.

UBS AG (Parent Bank)

Report of the Statutory Auditors

Report of the statutory auditors

to the General Meeting of

UBS AG, ZURICH AND BASEL

Mr. Chairman,

Ladies and Gentlemen,

As statutory auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes) of UBS AG for the year ended 31 December 2000.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with the Swiss law and the company’s articles of incorporation.

We recommend that the financial statements submitted to you be approved.

Basel, 5 March 2001                           Ernst & Young Ltd.

Roger K. Perkin	Peter Heckendorn
Chartered Accountant	lic. oec.
in charge of the audit	in charge of the audit

Enclosures

Information for
Shareholders

Information for

Shareholders

UBS Registered Shares (Par Value CHF 10),

ISIN Number CH0010740741, CUSIP Number H8920G155

Ticker symbols

Stock exchange listings	Bloomberg	Reuters	Telekurs

SWX (Swiss exchange)	UBSN SW	UBSZn.S	UBSN, 004

NYSE (New York Stock Exchange)	UBS US	UBS.N	UBS, 65

Tokyo	8657 JP	UBS.T	N16631, 106

Financial calendar
Annual General Meeting	Thursday, 26 April 2001

Publication of first quarter 2001 results	Tuesday, 15 May 2001

Publication of second quarter 2001 results	Tuesday, 14 August 2001

Publication of third quarter 2001 results	Tuesday, 13 November 2001

For information contact	Change of address
UBS AG Investor Relations G41B P.O. Box CH-8098 Zurich Phone +41-1-234 41 00 Fax +41-1-234 34 15 E-Mail SH-investorrelations@ubs.com www.ubs.com/investor-relations	UBS AG Shareholder Services GUMV P.O. Box CH-8098 Zurich Phone +41-1-235 62 02 Fax +41-1-235 31 54 E-Mail SH-shareholder-services@ubs.com

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute “forward-looking statements”, including, without limitation, statements relating to the implementation of strategic initiatives, including the implementation of the new European wealth management strategy and the implementation of a new business model for UBS Capital, and other statements relating to our future business development and economic performance.
While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.
These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties, (6) legislative developments and (7) other key factors that we have indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those with the SEC.
More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

For information contact:

UBS AG, Investor Relations G41B, P.O. Box, CH-8098 Zurich
Phone: +41-1-234 41 00, Fax: +41-1-234 34 15
E-mail: SH-investorrelations@ubs.com, Internet: www.ubs.com/investor-relations

Change of address

UBS AG, Shareholder Services GUMV, P.O. Box, CH-8098 Zurich
Phone: +41-1-235 6202, Fax: +41-1-235 31 54
E-mail: SH-shareholder-services@ubs.com

Published by UBS AG

Content: UBS AG, Investor Relations and Corporate Control and Accounting.
Languages: English, German. Copyright: UBS AG.

UBS AG

P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

Index to Exhibits

Exhibit
Number	Description

1.1.	Articles of Association of UBS AG
1.2.	Bylaws of UBS AG(1)
7.	Statement regarding ratio of earnings to fixed charges
8.	Significant Subsidiaries of UBS AG.
10.	Consent of Ernst & Young Ltd.

(1)	Incorporated by reference to Exhibit 3.2 to the registration statement (File No. 333-52832) filed on Form F-1 on 27 December 2000.

Exhibit 1

[UBS LOGO]

Articles of Association

UBS AG

16 February 2001

Contents

Section 1
Name, registered office, business object and duration of the Corporation

Section 2
Share capital

Section 3
Corporate bodies
A. General Meeting of Shareholders
B. Board of Directors
C. Group Executive Board
D. Statutory and Group Auditors

Section 4
Financial statements and distribution of profit, reserves

Section 5
Notices and jurisdiction

Section 6
Non-cash considerations and contribution in kind

Section 1

Name, registered office, business object and duration of the Corporation

Article 1

Name and registered office	A corporation limited by shares under the name of UBS AG/ UBS SA/ UBS Ltd. is established with a registered office in Zurich and Basel.

Article 2

Business object	1

The purpose of the Corporation is the operation of a bank. Its scope of operations extends to all types of banking, financial, advisory, trading and service activities in Switzerland and abroad.

2

The Corporation may establish branches and representative offices as well as banks, finance companies and other enterprises of any kind in Switzerland and abroad, hold equity interests in these companies, and conduct their management.

3

The Corporation is authorized to acquire, mortgage and sell real estate and building rights in Switzerland and abroad.

Article 3

Duration	The duration of the Corporation shall not be limited by time.

Section 2

Share capital

Article 4

Share capital	1

The share capital of the Corporation is CHF 4,443,797,290 (four billion, four hundred and forty-three million, seven hundred and ninety-seven thousand, two hundred and ninety Swiss francs), divided into 444,379,729 registered shares with a par value of CHF 10 each. The share capital is fully paid up.

2

Registered shares may be converted into bearer shares and bearer shares into registered shares by resolution of the General Meeting of Shareholders; the Corporation may issue certificates representing multiples of shares.

Article 4a

Conditional capital	Employee stock ownership plan of Paine Webber Group Inc., New York (“PaineWebber”)

The share capital will be increased, under exclusion of shareholders’ preemptive rights, by a maximum of CHF 163,179,350, corresponding to a maximum of 16,317,935 registered shares of CHF 10 par value each (which must be fully paid up) through the exercise of option rights granted to employees of PaineWebber, which were rolled over according to the merger agreement of 12 July 2000. The subscription ratio, time limits and further details were determined by PaineWebber and taken over by UBS AG. The purchase of shares through the exercise of option rights as well as any subsequent transfer of the shares are subject to the registration restrictions set out in Article 5 of these Articles of Association.

Article 4b

Authorized Capital	1

In connection with the acquisition of PaineWebber, the Board of Directors shall increase the share capital, under exclusion of shareholders’ preemptive rights, by a maximum of CHF 260 million, corresponding to a maximum of 26 million registered shares of CHF 10 par value each (which must be fully paid up). The Authorized Capital can be utilized until 30 June 2001, in part or in whole and on one or more dates. The exchange ratio has been fixed in the merger agreement. The Board of Directors will fix the issue price of the new shares. The new shares will carry dividends from the 4th quarter 2000. They are subject to the registration restrictions set out in Article 5 of the Articles of Association.

2

The Board of Directors may issue additional portions of the Authorized Capital, as approved under paragraph 1, within three months after the consummation of the merger. These shares will be used to meet delivery obligations vis-à-vis third parties resulting from transactions during the completion of the merger. Shareholders’ preemptive rights are excluded in favour of the underwriter of the new shares who guarantees delivery to the rightful third parties.

Article 5

Share register and nominees
1

A share register is maintained for the registered shares, in which owners’ and usufructuaries’ family and given names are entered, with their complete address and nationality (or registered office for legal entities).

2

If the mailing address of a shareholder changes, the new address must be communicated to the Corporation. As long as this has not been done, all written communications will be sent to the address entered in the share register, this being valid according to the requirements of the law.

3

Those who acquire registered shares shall be entered in the share register as shareholders with voting rights if they expressly declare that they acquired these registered shares in their own names and for their own account. If the party acquiring the shares is not prepared to provide such a declaration, the Board of Directors may refuse to allow the shares to be entered with voting rights.

4

The restriction on registration under paragraph 3 above also applies to shares acquired by the exercise of preemptive, option or conversion rights.

5

The Board of Directors is authorized, after hearing the position of the registered shareholder or nominee affected, to strike the entry of a shareholder with voting rights from the share register retroactively with effect to the date of the entry, if it was obtained under false pretences. The party affected must be informed of the action immediately.

6

The Board of Directors formulates general principles relating to the registration of fiduciaries/nominees and issues the necessary regulations to ensure compliance with the above provisions.

Article 6

Deferred printing of shares	1
In the case of registered shares, the Corporation may elect not to print and deliver certificates. However, shareholders may at any time request the Corporation to print and deliver certificates free of charge. Particulars are set forth in regulations issued by the Board of Directors.
2
Uncertificated registered shares may only be transferred by the assignment of all appurtenant rights. The assignment must be reported to the Corporation to be valid. If uncertificated registered shares are held in a custody or portfolio account at a bank, they may only be transferred with the cooperation of that bank. Furthermore, they may only be pledged in favour of that bank, in which case notifying the Corporation is not necessary.

Article 7

Exercise of rights	1 Shares are indivisible. The Corporation recognizes only one representative per share.
2 Voting rights and associated rights may only be exercised in relation to the Corporation by a party entered in the share register as having the right to vote.

Section 3

Corporate bodies

A. General Meeting of Shareholders

Article 8

Authority	The General Meeting of Shareholders is the Corporation’s supreme corporate body.

Article 9

Types of General Meetings a. Annual General Meeting	The Annual General Meeting takes place every year within six months after the close of the financial year; the annual report and the report of the Auditors must be available for inspection by shareholders at the Corporation’s registered offices at least twenty days before the meeting.

Article 10

b. Extraordinary General Meetings	1 Extraordinary General Meetings are convened whenever the Board of Directors or the Auditors consider it necessary.
2
Such a meeting must also be convened if demanded by a resolution of the shareholders in General Meeting or by a written request from one or more shareholders, representing together at least one tenth of the share capital, specifying the items to be included on the agenda and the proposals to be put forward.

Article 11

Convening	1
The General Meeting shall be called by the Board of Directors, or if need be by the Statutory Auditors, at least twenty days before the meeting is to take place. The meeting is called by publishing a single notice in the publication of record designated by the Corporation. An invitation will be sent to all shareholders registered.
2
The notice to convene the General Meeting shall specify the agenda with the proposals of the Board of Directors and proposals from shareholders, and in the event of elections the names of the proposed candidates.

Article 12

Placing of items on the agenda	1
Shareholders representing shares with an aggregate par value of one million Swiss francs may submit proposals for matters to be placed on the agenda for consideration by the General Meeting, provided that their proposals are submitted in writing within the deadline published by the Corporation and include the actual motion(s) to be put forward.
2
No resolutions may be passed concerning matters which have not been duly placed on the agenda, except on a motion put forward at the General Meeting to call an Extraordinary General Meeting or a motion for a special audit to be carried out.

Article 13

Chairmanship, tellers, minutes	1
The Chairman of the Board of Directors or, if the Chairman cannot attend, a Vice Chairman or another member designated by the Board of Directors, shall preside over the General Meeting and appoint a secretary and the necessary tellers.
2 Minutes are kept of the proceedings and must be signed by the presiding Officer and the Secretary.

Article 14

Shareholder proxies	1 The Board of Directors issues procedural rules for participation and representation of shareholders at the General Meeting.
2
A shareholder may only be represented at the General Meeting by his or her legal representative or under a written power of attorney by another shareholder eligible to vote, by a corporate proxy, by the independent proxy or by a custodial proxy.
3 The presiding Officer decides whether to recognize the power of attorney.

Article 15

Voting right	Each share conveys the right to cast one vote.

Article 16

Resolutions, elections	1 Resolutions and elections are decided at the General Meeting by an absolute majority of the votes cast, excluding blank and invalid ballots, subject to the compulsory provisions of the law.
2
A resolution to change Art. 18 of these Articles of Association, to remove one fourth or more of the members of the Board of Directors, or to delete or modify Art. 16 paragraph 2 of these Articles of Association, must receive at least two thirds of the votes represented.

3
Voting on resolutions and elections shall take place with a show of hands, but a written ballot shall be adopted if requested by at least 3% of the votes represented or if the presiding Officer so orders. A written ballot or election may also be conducted electronically.
4
In the case of written ballots, the presiding Officer may rule that only the ballots of those shareholders shall be collected who choose to abstain or to cast a negative vote, and that all other shares represented at the General Meeting at the time of the vote shall be counted in favour, in order to expedite the counting of the votes.
5
The presiding Officer may order a vote by show of hands to be repeated in a written ballot if he feels there is any doubt regarding the results. In this case the show of hands vote is deemed not to have taken place.

Article 17

Powers	The General Meeting has the following powers:

a) To establish and amend the Articles of Association

b) To elect the members of the Board of Directors, the Statutory Auditors and the Group Auditors

c) To approve the annual report and the consolidated financial statements

d) To approve the annual accounts and to decide upon the appropriation of the net profit shown in the balance sheet

e) To give the members of the Board of Directors and of the Group Executive Board a discharge concerning their administration

f) To take decisions on all matters reserved to the General Meeting by law or by the Articles of Association, or which are placed before it by the Board of Directors.

Corporate bodies

B. Board of Directors

Article 18

Number of Board members	The Board of Directors shall consist of at least six and no more than twelve members.

Article 19

Term of office	1

The term of office for members of the Board of Directors is four years, with the interval between two Annual General Meetings being deemed a year for this purpose. The initial term of office for each Director shall be fixed in such a way as to assure that about one fourth of all the members have to be newly elected or re-elected every year.

2

New Directors elected to replace members who vacate their office before completion of their term shall serve for the remainder of the term of the Directors they are replacing. Members whose term of office has expired are immediately eligible for re-election.

Article 20

Organization, Chairman’s Office	1

The Board of Directors shall elect a Chairman’s Office from among its members. It shall be composed of the Chairman and at least one Vice Chairman.

2

The Board of Directors shall appoint its secretary, who need not be a member of the Board.

Article 21

Convening, participation	1

The Chairman shall convene the Board of Directors as often as business requires, but at least six times a year.

2

The Board of Directors shall also be convened if one of its members or the Group Executive Board submits a written request to the Chairman’s Office to hold such a meeting.

Article 22

Decisions	1

Decisions of the Board of Directors are taken by an absolute majority of the votes cast. In case of a tie, the presiding Officer shall cast the deciding vote.

2

The number of members who must be present to constitute a quorum, and the modalities for the passing of resolutions shall be laid down by the Board of Directors in the Organization Regulations. No such quorum is required for decisions confirming and amending resolutions relating to capital increases.

Article 23

Duties and powers	1

The Board of Directors has responsibility for the ultimate direction of the Corporation and the supervision and control of its executive management.

2

The Board of Directors may also take decisions on all matters which are not expressly reserved to the shareholders in General Meeting or to another corporate body by law or by the Articles of Association.

Article 24

Ultimate direction of the Corporation	The ultimate direction of the Corporation comprises in particular: a) Preparing of and deciding on proposals to be placed before the General Meeting

b) Issuing the regulations necessary for the conduct of business and for the delineation of authority, in particular the Organization Regulations and the regulations governing the Group Internal Audit

c) Laying down the principles for the accounting, financial and risk controls and financial planning, in particular the allocation of equity resources and risk capital for business operations

d) Decisions on Group strategy and other matters reserved to the Board of Directors under the Organization Regulations

e) Appointment and removal of the President (Group Chief Executive Officer) and the members of the Group Executive Board, the members of the Group Managing Board and the head of Group Internal Audit

f) Decisions on increasing the share capital, to the extent this falls within the authority of the Board of Directors (Art. 651 paragraph 4 of the Swiss Code of Obligations), on the report concerning an increase in capital (Art. 652e of the Swiss Code of Obligations) and on the ascertainment of capital increases and the corresponding amendments to the Articles of Association.

Article 25

Supervision, control	Supervision and control of the business management comprises in particular the following:

a) Review of the annual report, consolidated and parent company financial statements as well as quarterly and half-year financial statements

b) Acceptance of regular reports covering the course of business and the position of the Group, the status and development of country, counterparty and market risks and the extent to which equity and risk capital are tied up due to business operations

c) Consideration of reports prepared by the Statutory and Group Auditors concerning the annual financial statements.

Article 26

Delegation, Organization Regulations	The Board of Directors may delegate part of its authority to one or more of its members subject to Arts. 24 and 25. The allocation of authority and functions shall be defined in the Organization Regulations.

Article 27

Signatures, seal, exceptional measures	1

In accordance with the Articles of Association the company’s external representation and the manner and form of signature shall be defined in the Organization Regulations.

2

Signing in the name of the company requires two authorized signatures to be binding. Forms and other written documents produced in large quantities in the course of daily business may be distributed with only one or without signature. Such exceptions to the joint signature principle shall be made known in a suitable fashion.

3

The Board of Directors and those authorized by it to sign on behalf of the Corporation may empower individual persons to execute specific business and legal transactions.

4

For countries in which law or custom prescribes the use of seals on important or formal documents, a seal may be added to the signature. The Board of Directors shall designate such seals and issue regulations for their use.

5

To safeguard important interests of the Bank, the Board of Directors, or persons acting on the Board’s instructions, may take exceptional measures in emergency situations arising as a result of extraordinary political developments.

Article 28

Remuneration	The Board of Directors shall determine the remuneration of its members.

Corporate bodies

C. Group Executive Board

Article 29

Organization	The Group Executive Board is composed of the Group Chief Executive Officer, the Chief Financial Officer and at least three other members with important group functions.

Article 30

Functions, authorities	1

The Group Executive Board is responsible for the management of the Group. It is the supreme executive body as defined by the Swiss Federal Law on Banks and Savings Banks. It implements the Group strategy decided by the Board of Directors and ensures the execution of the decisions of the Board of Directors and the Chairman’s Office. It is responsible for the Group’s results.

2

The Group Executive Board has the following principal responsibilities:

a) Preparing and proposing Group strategy and the fundamental policy decisions necessary for their implementation, the Organization Regulations and the basic organizational structure of the Group

b) Exercising such functions and authorities as shall be assigned to it by the Organization Regulations

c) Regularly informing the Board of Directors, as prescribed by Art. 25, item b of these Articles of Association, and submitting the documents in accordance with Art. 25, items a and c of these Articles of Association

3

The functions and authorities of the Group Executive Board and other management units designated by the Board of Directors are to be defined by the Organization Regulations.

Corporate bodies

D. Statutory and Group Auditors

Article 31

Term of office, authority and duties	1

An auditing company is to be appointed as Statutory and Group Auditors.

2

The shareholders in General Meeting shall elect the Statutory and Group Auditors for a term of one year. The rights and duties of the

Statutory and Group Auditors are determined by the provisions of the law.

3

The General Meeting may appoint Special Auditors for a term of three years, who provide the attestations required for capital increases.

Section 4

Financial statements and appropriation of profit, reserves

Article 32

Financial year	The consolidated and parent company financial accounts are closed on December 31 of each year.

Article 33

Appropriation of disposable profit	1

At least 5% of the profit for the year is allocated to the general statutory reserve until such time as said reserve amounts to 20% of the share capital.

2

The remaining profit is, subject to the provisions of the Swiss Code of Obligations and of the Federal Banking law, at the disposal of the shareholders in General Meeting who may also use it for the formation of free or special reserves.

Article 34

Reserves	The shareholders in General Meeting determine the utilization of the general reserve in accordance with the legal provisions acting upon the recommendations of the Board of Directors.

Section 5

Notices and jurisdiction

Article 35

Official publication media	Public notices appear in the Swiss official commercial gazette (in French “Feuille Officielle Suisse du Commerce”, or German “Schweizerisches Handelsamtsblatt”). The Board of Directors may designate other publications as well.

Article 36

Jurisdiction	Jurisdiction for any disputes arising out of the corporate relationship shall be at both the registered offices of the Corporation, with the exception of legal actions in connection with the contestation or nullity of decisions of the shareholders’ meeting or the nullity of Board of Directors’ decisions, where jurisdiction shall exclusively be with the courts of Zurich.

Section 6

Non-cash considerations and contribution in kind

Article 37

Non-cash considerations	1

The Corporation acquires Schweizerische Bankgesellschaft (SBG) in Zurich by merger through the capital increase of April 30/ May 19, 1998. Assets of CHF 426,820,619,609.52 and liabilities of CHF 408,302,595,203.66 pursuant to the merger balance sheet of September 30, 1997 shall be transferred by universal succession to the Corporation; the amount of the capital increase has been paid in accordance with the merger agreement. The shareholders of the company acquired receive 128,750,000 fully paid-up registered shares of the acquiring company each with a par value of CHF 20.

2

The Corporation acquires Schweizerischer Bankverein (SBV) in Basel by merger through the capital increase of April 29/ May 18, 1998. Assets of CHF 352,252,889,332.69 and liabilities of CHF 338,770,039,294.46 pursuant to the merger balance sheet of September 30, 1997 shall be transferred by universal succession to the Corporation; the amount of the capital increase has been paid in accordance with the merger agreement. The shareholders of the company acquired receive 85,623,491 fully paid-up registered shares of the acquiring company each with a par value of CHF 20.

Article 38

Contribution in kind	The Corporation, in connection with the capital increase of 1 November 2000, is acquiring the totality of the shares of Paine Webber Group Inc. (New York, N.Y., USA) from existing shareholders of this listed company through the Corporation’s wholly owned subsidiary UBS Americas Inc. (Wilmington, Delaware, USA) by way of a triangular merger under the laws of the State of Delaware (USA). Under the terms of the merger agreement of 12 July 2000, the total consideration for these shares will take the form of a cash component of not more than USD 6,350,000,000 plus a share component of not more than 42,800,000 shares of UBS AG, i.e. (assuming an exchange rate of CHF/ USD 1.80 and a price of CHF 250 per UBS share) CHF 22,130,000,000, and of not less than USD 5,520,000,000 plus not less than 37,150,000 shares of UBS AG, i.e. (based on the foregoing assumptions) CHF 19,223,500,000, this including the 12,000,000 shares resulting from the capital increase of 1 November 2000.

UBS AG

For the Board of Directors:

Alex Krauer	Alberto Togni
Chairman	Vice Chairman

[UBS LOGO]

UBS AG

Board of Directors
P.O. Box, CH-8098 Zurich

Exhibit 7

Ratio of Earnings to Fixed Charges

The following table sets forth UBS AG’s ratio of earnings to fixed charges, for the years indicated.

For the year ended 31 December	2000	1999	1998	1997

IAS(1)

Pre-tax earnings from continuing operations(2)	10,109	7,709	3,560	(851)

Add: Fixed Charges	44,251	30,246	32,958	17,273

Pre-Tax Earnings Before Fixed Charges	54,360	37,955	36,518	16,422

Fixed charges:

Interest	43,615	29,695	32,424	16,733

Other(3)	636	551	534	540

Total Fixed Charges	44,251	30,246	32,958	17,273

Ratio of Earnings to Fixed Charges(4)	1.23	1.25	1.11	0.95
U.S. GAAP(1)

Pre-tax earnings from continuing operations(1)	6,617	4,216	(5,319)

Add: Fixed charges	44,220	30,211	26,307

Pre-Tax Earnings Before Fixed Charges	50,837	34,427	20,988

Fixed charges:

Interest	43,584	29,660	25,773

Other(3)	636	551	534

Total Fixed Charges	44,220	30,211	26,307

Ratio of Earnings to Fixed Charges(5)	1.15	1.14	0.80

(1)	The ratio is provided using both IAS and U.S. GAAP values, as the ratio is materially different between the two accounting standards. No U.S. GAAP information is provided for 31 December 1997 as a U.S. GAAP reconciliation was not required for that period.

(2)	Pre-tax earnings from continuing operations includes the elimination of subsidiary, associate, and minority interest income and the addition of dividends received from associates.

(3)	Other fixed charges is the interest component of rental expense.

(4)	The deficiency in the coverage of fixed charges by earnings before fixed charges at 31 December 1997 was CHF 851 million.

(5)	The deficiency in the coverage of fixed charges by earnings before fixed charges at 31 December 1998 was CHF 5,319 million.

                                                                       Exhibit 8

Significant Subsidiaries Of UBS

Registered Name                                Jurisdiction of Incorporation

Armand von Ernst & Cie AG                              Switzerland
Aventic AG                                             Switzerland
Bank Ehinger & Cie AG                                  Switzerland
BDL Banco di Lugano                                    Switzerland
Brinson Partners Inc                                   Delaware
Brunswick UBS Warburg Ltd                              Cayman Islands
Cantrade Privatbank AG                                 Switzerland
Cantrade Private Bank Switzerland (CI) Limited         Jersey, Channel Islands
Correspondent Services Corporation                     Delaware
Credit Industriel SA                                   Switzerland
EIBA "Eidgenossische Bank" Beteiligungs-
  und Finanzgesellschaft                               Switzerland
Factors AG                                             Switzerland
Ferrier Lullin & Cie SA                                Switzerland
Fondvest AG                                            Switzerland
GAM (Bermuda) Limited                                  Bermuda
IL Immobilien-Leasing AG                               Switzerland
Klinik Hirslanden AG                                   Switzerland
Mitchell Hutchins Asset Management Inc.
  (to be renamed Brinson Advisors Inc.)                Delaware
NYRE Holding Corp                                      Delaware
PaineWebber Capital Inc.                               Delaware
PaineWebber Incorporated of Puerto Rico                Puerto Rico
PaineWebber Life Insurance Company                     California
PT UBS Warburg Indonesia                               Indonesia
PW Trust Company                                       New Jersey
Schroder Munchmeyer Hengst AG                          Germany
Schweizerische Hypotheken- und Handelsbank             Switzerland
SG Warburg & Co International BV                       Netherlands
SG Warburg Securities SA                               Switzerland
Thesaurus Continentale Effekten-Gesellschaft Zurich    Switzerland
UBS (Bahamas) Ltd                                      Bahamas
UBS (Cayman Islands) Ltd                               Cayman Islands
UBS (France) SA                                        France
UBS (Italia) SpA                                       Italy
UBS (Luxembourg) SA                                    Luxembourg
UBS (Monaco) SA                                        Monaco
UBS (Panama) SA                                        Panama
UBS (Sydney) Limited                                   Australia
UBS (Trust and Banking) Limited                        Japan
UBS (USA) Inc                                          Delaware
UBS Americas Inc                                       Delaware
UBS Asset Management (Australia) Ltd                   Australia
UBS Asset Management (France) SA                       France
UBS Asset Management (Japan) Ltd                       Japan
UBS Asset Management (New York) Inc                    New York
UBS Asset Management (Singapore) Ltd                   Singapore
UBS Asset Management (Taiwan) Ltd                      Taiwan
UBS Asset Management Holding Limited                   United Kingdom
UBS Australia Holdings Ltd                             Australia
UBS Australia Limited                                  Australia
UBS Bank (Canada)                                      Canada
UBS Beteiligungs-GmbH & Co KG                          Germany
UBS Capital AG                                         Switzerland
UBS Capital Asia Pacific Limited                       Cayman Islands
UBS Capital BV                                         Netherlands
UBS Capital GmbH                                       Germany
UBS Capital II LLC                                     Delaware
UBS Capital Partners Limited                           United Kingdom
UBS Capital SpA                                        Italy
UBS Card Center AG                                     Switzerland
UBS Espana SA                                          Spain
UBS Finance (Cayman Islands) Ltd                       Cayman Islands
UBS Finance (Curacao) NV                               Netherlands Antilles
UBS Finance (Delaware) LLC                             Delaware
UBS Finanzholding AG                                   Switzerland
UBS Fund Holding (Luxembourg) SA                       Luxembourg
UBS Fund Holding (Switzerland) AG                      Switzerland
UBS Fund Management (Switzerland) AG                   Switzerland
UBS Fund Services (Luxembourg) SA                      Luxembourg
UBS Futures & Options Ltd                              United Kingdom
UBS Global Trust Corporation                           Canada
UBS Immoleasing AG                                     Switzerland
UBS Inc                                                New York
UBS International Holdings BV                          Netherlands
UBS Invest Kapitalanlagegesellschaft mbH               Germany
UBS Investment Management Pte Ltd                      Singapore
UBS Lease Finance LLC                                  Delaware
UBS Leasing AG                                         Switzerland
UBS Life AG                                            Switzerland
UBS Limited                                            United Kingdom
UBS O'Connor Limited                                   United Kingdom
UBS Overseas Holding BV                                Netherlands
UBS PaineWebber Inc                                    Delaware
UBS Preferred Funding Company LLC I                    Delaware
UBS Securities Limited                                 United Kingdom
UBS Services Limited                                   United Kingdom
UBS Trust (Canada)                                     Canada
UBS Trustees (Singapore) Ltd                           Singapore
UBS UK Holding Limited                                 United Kingdom
UBS UK Limited                                         United Kingdom
UBS Warburg (France) SA                                France
UBS Warburg (Italia) SIM SpA                           Italy
UBS Warburg (Japan) Limited                            Cayman Islands
UBS Warburg (Malaysia) Sdn Bhd                         Malaysia
UBS Warburg (Nederland) BV                             Netherlands
UBS Warburg AG                                         Germany
UBS Warburg Asia Limited                               Hong Kong (China)
UBS Warburg Australia Corporation Pty Ltd              Australia
UBS Warburg Australia Limited                          Australia
UBS Warburg Derivatives Limited                        Hong Kong (China)
UBS Warburg Futures Inc                                Delaware
UBS Warburg Hong Kong Limited                          Hong Kong (China)
UBS Warburg International Ltd                          United Kingdom
UBS Warburg LLC                                        Delaware
UBS Warburg Ltd                                        United Kingdom
UBS Warburg Pte Ltd                                    Singapore
UBS Warburg Real Estate Securities                     Delaware
UBS Warburg Securities (Espana) SV SA                  Spain
UBS Warburg Securities (South Africa) (Pty) Limited    South Africa
UBS Warburg Securities Co Ltd                          Thailand
UBS Warburg Securities India Private Limited           India
UBS Warburg Securities Ltd                             United Kingdom
UBS Warburg Securities Philippines Inc                 Philippines

Exhibit 10

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in UBS AG’s Registration Statements on Form S-8 (File Nos. 333-50320, 333-49216, 333-49214, 333-49212 and 333-49210) of our report dated 5 March 2001, relating to the consolidated balance sheets of UBS AG and subsidiaries as of 31 December 2000 and 1999, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended 31 December 2000, which is included in UBS AG’s Annual Report on Form 20-F filed pursuant to the Securities Exchange Act of 1934.

Ernst & Young Ltd.

/s/ ROGER PERKIN Chartered Accountant in charge of the audit	/s/ PETER HECKENDORN ------------------------------------ lic.oec. in charge of the audit

Basel, Switzerland

5 March 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ ROBERT DINERSTEIN

Name: Robert Dinerstein
Title: Managing Director

By:	/s/ ROBERT MILLS

Name: Robert Mills
Title: Managing Director

Date: May 9, 2001